Form 10-K, Exhibit 13
period 1993-12-31
CHAMPION INTERNATIONAL CORP
filed 1994-03-30
CIK 19150

                                                                      EXHIBIT 13

Paper
- --------------------------------------------------------------------------------

Years Ended December 31


Net Sales   (in millions of dollars)  1993   %    1992   %   1991   %
- ------------------------------------ ------ ---- ------ --- ------ ---
Product Category:
Printing and writing papers......... $1,830   48 $1,795  47 $1,818  47
Publication papers..................    801   21    785  20    793  20
Newsprint...........................    342    9    318   8    368  10
Bleached kraft market pulp..........    289    7    374  10    320   8
Milk cartons........................    267    7    268   7    255   7
Paperboard and kraft paper..........    192    5    194   5    195   5
Industrial products.................     69    2     70   2     73   2
Miscellaneous products..............     28    1     31   1     30   1
                                     ------  --- ------ --- ------ ---

                                     $3,818  100 $3,835 100 $3,852 100
                                     ======  === ====== === ====== ===

Wood Products
- -------------------------------------------------------------------------------

Years Ended December 31



Net Sales       (in millions of dollars)   1993   %    1992    %    1991    %
- ----------------------------------------  ------  ---  ------  ---  -----  ---
Product Category:
Lumber..................................  $  480   38  $  368   34  $ 288   31
Softwood plywood and waferboard.........     333   27     301   28    234   25
Logs and stumpage.......................     272   22     257   23    260   28
Sidings and industrial plywood..........      85    7      80    7     69    7
Hardwood plywood, related sheet
  and hardboard.........................      32    2      30    3     29    3
Miscellaneous products..................      49    4      56    5     54    6
                                          ------  ---  ------  ---  -----  ---

                                          $1,251  100  $1,092  100  $ 934  100
                                          ======  ===  ======  ===  =====  ===

Champion International Corporation and Subsidiaries
- -------------------------------------------------------------------------------

Consolidated Income  (in thousands, except per share amounts)


                       Years Ended December 31       1993          1992          1991
                       -----------------------    ----------    ----------    ----------
Net Sales ....................................    $5,068,833    $4,926,471    $4,786,403

Cost of products sold ........................     4,709,757     4,564,637     4,331,957
Selling, general and administrative
  expenses ...................................       292,684       288,463       275,262
                                                  ----------    ----------    ----------
Income from Operations .......................        66,392        73,371       179,184

Interest and debt expense (Notes 3 and 6) ....       224,658       206,295       210,527
Other (income) expense -- net (Note 10) ......         7,410      (142,516)     (109,541)
                                                  ----------    ----------    ----------
Income (Loss) before Income Taxes,
  Extradordinary Item and Cumulative Effect of
  Accounting Changes .........................      (165,676)        9,592        78,198

Income Taxes (Benefit) (Note 11) .............       (31,222)       (4,328)       37,855
                                                  ----------    ----------    ----------
Income (Loss) before Extraordinary Item and
  Cumulative Effect of Accounting Changes ....      (134,454)       13,920        40,343

Extraordinary Item -- Loss on Early Retirement
  of Debt, Net of Taxes (Note 6) .............       (14,266)          ---           ---

Cumulative Effect of Accounting Changes,
  Net of Taxes (Notes 1, 11 and 12) ..........        (7,523)     (454,314)          ---
                                                  ----------    ----------    ----------
Net Income (Loss) ............................    $ (156,243)   $ (440,394)   $   40,343
                                                  ==========    ==========    ==========

Dividends on Preference Stock (Note 8) .......        27,750        27,750        27,750
                                                  ----------    ----------    ----------
Net Income (Loss) Applicable to Common Stock      $ (183,993)   $ (468,144)   $   12,593
                                                  ==========    ==========    ==========

Average Number of Common Shares Outstanding ..        92,788        92,639        92,588
                                                  ==========    ==========    ==========
Earnings (Loss) Per Common Share:
  Income (Loss) before Extraordinary Item
    and Cumulative Effect of Accounting
    Changes ..................................    $    (1.75)   $     (.15)   $      .14
  Extraordinary Item -- Loss on Early
    Retirement of Debt .......................          (.15)          ---           ---
  Cumulative Effect of Accounting Changes ....          (.08)        (4.90)          ---
                                                  ----------    ----------    ----------
  Net Income (Loss) ..........................    $    (1.98)   $    (5.05)   $      .14
                                                  ==========    ==========    ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
- -------------------------------------------------------------------------------

Consolidated Retained Earnings  (in thousands, except per share amounts)


                     Years Ended December 31     1993          1992         1991
                     -----------------------  ----------   ----------   ----------
Beginning Balance...........................  $2,064,120   $2,550,836   $2,561,854

Net Income (Loss)...........................    (156,243)    (440,394)      40,343

Redemption of Preference Stock Purchase
  Rights....................................         ---          ---       (5,041)

Cash Dividends Declared:
$92.50 Convertible Preference Stock - $92.50
  per share in 1993, 1992 and 1991..........     (27,750)     (27,750)     (27,750)
Common Stock -- $.20 per share in 1993, 1992
  and 1991..................................     (18,592)     (18,572)     (18,570)
                                              ----------   ----------   ----------

Ending Balance..............................
                                              $1,861,535   $2,064,120   $2,550,836
                                              ==========   ==========   ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
- -------------------------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)


Assets                                     December 31     1993         1992
- ------                                     -----------  ----------   ----------
Current Assets:
Cash and cash equivalents.............................  $   55,653   $   36,678
Short-term investments................................       7,197       54,932
Receivables...........................................     494,426      469,846
Inventories (Note 2)..................................     469,269      479,511
Prepaid expenses......................................      22,818       24,622
Deferred income taxes (Note 11).......................      65,064       76,911
                                                        ----------   ----------
  Total Current Assets................................   1,114,427    1,142,500
                                                        ----------   ----------

Timber and Timberlands, at cost -- less cost of timber
  harvested (Note 6)..................................   1,838,550    2,011,567
                                                        ----------   ----------


Property, Plant and Equipment, at cost
  (Notes 3, 6 and 7)..................................   8,467,756    8,218,903
Less -- Accumulated depreciation......................   2,665,720    2,456,043
                                                        ----------   ----------
                                                         5,802,036    5,762,860
                                                        ----------   ----------
Other Assets and Deferred Charges.....................     387,756      464,505
                                                        ----------   ----------

                                                        $9,142,769   $9,381,432
                                                        ==========   ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
- -------------------------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)



Liabilities and Shareholders' Equity       December 31      1993          1992
- ------------------------------------       -----------   ----------    ----------
Current Liabilities:
Current installments of long-term debt................   $   88,052    $   21,147
Short-term bank borrowings............................       88,258       110,113
Accounts payable and accrued liabilities (Note 5).....      591,153       646,979
Income taxes (Note 11)................................        4,841         8,132
                                                         ----------    ----------
  Total Current Liabilities...........................      772,304       786,371
                                                         ----------    ----------
Long-Term Debt (Note 6)...............................    3,316,165     3,290,875
                                                         ----------    ----------
Other Liabilities (Notes 12 and 15)...................      672,788       637,275
                                                         ----------    ----------
Deferred Income Taxes (Note 11).......................    1,077,234     1,159,244
                                                         ----------    ----------
Minority Interest in Subsidiaries.....................       54,160        48,864
                                                         ----------    ----------
Commitments and Contingent Liabilities
  (Notes 7, 15 and 16)................................          ---           ---
                                                         ----------    ----------
Preference Stock, $1.00 par value, $92.50 Cumulative
  Convertible Series; 300,000 shares issued and
  outstanding (redeemable at maturity for $300,000)
  (Note 8)............................................      300,000       300,000
                                                         ----------    ----------
Shareholders' Equity:
Preference Stock, 8,231,431 shares authorized but
  unissued (Note 8)...................................          ---           ---
Capital Shares (Notes 8 and 9):
  Common stock, $.50 par value: 250,000,000 authorized
  shares; 96,367,755 and 96,157,112 issued shares.....       48,184        48,079
  Capital surplus.....................................    1,163,555     1,158,150
Retained earnings (Note 6)............................    1,861,535     2,064,120
                                                         ----------    ----------
                                                          3,073,274     3,270,349

Treasury shares, at cost (Note 8).....................     (100,233)     (100,201)
Cumulative translation adjustment.....................      (22,923)      (11,345)
                                                         ----------    ----------
                                                          2,950,118     3,158,803
                                                         ----------    ----------
                                                         $9,142,769    $9,381,432
                                                         ==========    ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
- -------------------------------------------------------------------------------

Consolidated Cash Flows  (in thousands of dollars)



              Years Ended December 31       1993       1992         1991
              -----------------------   -----------  ---------   ----------
Cash flows from operating activities:
Net Income (Loss)....................   $  (156,243) $(440,394)  $   40,343

Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Extraordinary item.................        14,266        ---          ---
  Cumulative effect of accounting
    changes..........................         7,523    454,314          ---
  Depreciation expense...............       360,240    338,004      282,310
  Cost of timber harvested...........        83,194     72,496       59,261
  Gain on sale of assets.............        (9,973)  (103,778)     (92,705)
  Deferrals of pre-operating and
    start-up costs...................       (18,819)   (16,999)     (42,340)
  (Increase) decrease in receivables.       (28,235)   (11,274)      18,514
  (Increase) in inventories..........       (13,529)    (4,830)      (1,194)
  (Increase) decrease in prepaid
    expenses.........................        (2,789)     5,091        5,502
  (Decrease) in accounts payable and
    accrued liabilities..............       (61,296)   (10,263)        (887)
  (Decrease) increase in income taxes
    payable..........................        (3,032)    (1,517)       1,895
  Increase (decrease) in other
    liabilities......................        21,164     (2,027)      (2,252)
  (Decrease) increase in deferred
    income taxes.....................       (26,843)   (11,904)      17,197
  All other -- net....................       35,167     (9,144)      84,068
                                        -----------  ---------   ----------
Net cash provided by operating
  activities.........................       200,795    257,775      369,712
                                        -----------  ---------   ----------

Cash flows from investing activities:
  Expenditures for property, plant
    and equipment....................      (475,633)  (622,976)    (603,668)
  Timber and timberlands
    expenditures.....................      (130,147)   (95,313)     (57,801)
  Purchase of investments............      (123,978)  (203,424)     (59,627)
  Proceeds from redemption of
    investments......................       230,561    145,461       43,457
  Proceeds from sales of property,
    plant and equipment and timber
    and timberlands..................       304,773    174,417      130,328
  All other -- net....................      (17,448)    (9,096)      49,578
                                        -----------  ---------   ----------
Net cash used in investing activities      (211,872)  (610,931)    (497,733)
                                        -----------  ---------   ----------
Cash flows from financing activities:
  Proceeds from issuance of long-term
    debt.............................     1,382,715    770,052    1,247,611
  Payments of current installments of
    long-term debt and long-term
    debt.............................    (1,307,909)  (439,646)    (991,320)
  Cash dividends paid................       (46,334)   (46,326)     (67,273)
  All other -- net....................        1,580     (6,942)      (7,281)
                                        -----------  ---------   ----------
Net cash provided by financing
  activities.........................        30,052    277,138      181,737
                                        -----------  ---------   ----------
Increase (decrease) in cash and cash
  equivalents........................        18,975    (76,018)      53,716

Cash and cash equivalents:
  Beginning of period................        36,678    112,696       58,980
                                        -----------  ---------   ----------
  End of period......................   $    55,653  $  36,678   $  112,696
                                        ===========  =========   ==========
Supplemental cash flow disclosures:
  Cash paid during the year for:
    Interest (net of capitalized
      amounts).......................   $   225,764  $ 201,925   $  196,463
    Income taxes (net of refunds)
      (Note 11)......................        11,867     15,181       (6,075)

        The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 1.  Summary of Significant Accounting Policies

A.  Consolidation

The consolidated financial statements include the accounts of the company and all of its domestic and foreign subsidiaries. Affiliates which are 20% to 50% owned are reflected using the equity method of accounting, with the related investments included in Other Assets and Deferred Charges. All significant intercompany transactions have been eliminated.

Certain amounts have been reclassified to conform to the current year's presentation.


B.  Accounting Changes

During the fourth quarter of 1993, the company adopted, retroactive to January 1, 1993, Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits" (Note 12).

During the fourth quarter of 1992, the company adopted, retroactive to January 1, 1992, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (Note 12) and SFAS No. 109, "Accounting for Income Taxes" (Note
11).


C.  Cash and Cash Equivalents

Cash and cash equivalents includes all highly liquid investments with original maturities of three months or less. Short-term investments are investments which mature within twelve months but which do not meet the criteria of cash equivalents.


D.  Inventories

Inventories are generally stated at the lower of average cost or market (market approximates net realizable value), except for certain inventories of the paper segment which are stated on the last-in, first-out (LIFO) method.


E.  Capitalization and Amortization of Certain Costs

Pre-operating expenses and start-up costs incurred in connection with the construction of major properties are deferred until such properties become operational. These expenses and costs are then amortized over a five-year period.


F.  Fair Value of Financial Instruments

The company has, where appropriate, estimated the fair values of financial instruments. Where these estimates approximate carrying value, no separate disclosure of fair value is shown. The fair values of the company's long-term debt are estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowings.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements



G.  Fixed Assets

Property, Plant and Equipment, which includes capitalized leases, is stated at cost. Timber and Timberlands, which includes original costs, road construction costs, and reforestation costs, such as site preparation and planting costs, is stated at unamortized cost. Property taxes, surveying, fire control and other forest management expenses are charged to expense as incurred. When fixed assets are sold or retired, cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in income.

For financial reporting purposes, plant and equipment are depreciated using the straight-line method over the estimated service lives of the individual assets. Leasehold improvements are amortized over the shorter of the lives of the leases or estimated service lives. Cost of timber harvested is based on the estimated quantity of timber available during the growth cycle and is credited directly to the asset accounts (Notes 3, 6 and 7).


H.  Revenue Recognition

The company recognizes revenues as products are shipped.


I.  Earnings Per Common Share

Primary earnings per common share are computed by dividing net income, after deducting dividends on preference shares, by the average number of common shares and dilutive common share equivalents outstanding during the year. The computation of fully diluted earnings per common share assumes that the average number of common shares and dilutive common share equivalents outstanding is increased by the conversion of securities having a dilutive effect and that net income applicable to common stock is increased by dividends and after-tax interest on such securities.


J.  Foreign Currency Translation

The assets and liabilities of the company's Canadian subsidiary are translated into U.S. dollars using year-end exchange rates. The resulting translation gains or losses are included with the cumulative translation adjustment in the Shareholders' Equity section of the balance sheet.

Due to the high inflation rate in Brazil, the company's Brazilian subsidiary uses the U.S. dollar as its functional currency. Except for certain items translated at historical exchange rates, assets and liabilities are translated using year-end exchange rates. Gains or losses from balance sheet translation are included in net income.

Gains or losses resulting from foreign currency transactions are included in net income.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements



Note 2.  Inventories


December 31                (in thousands of dollars)    1993      1992
- ----------------------------------------------------  --------  --------

Paper, pulp and packaging products..................  $182,569  $178,944
Wood products.......................................    35,495    41,777
Logs................................................    65,603    68,336
Pulpwood............................................    17,152    22,712
Raw materials, parts and supplies...................   168,450   167,742
                                                      --------  --------

                                                      $469,269  $479,511
                                                      ========  ========

At December 31, 1993 and 1992, inventories stated using the last-in, first-out
(LIFO) method, representing approximately 22% and 17% of total inventories, were $102,339,000 and $82,048,000, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $59,961,000 and $65,206,000 at December 31, 1993 and 1992, respectively.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 3.  Property, Plant and Equipment




December 31   (in thousands of dollars)     1993          1992
- -----------   -------------------------  -----------   -----------

Land and land improvements.............  $   303,591   $   273,625
Buildings..............................      902,814       812,249
Machinery and equipment................    7,065,628     6,370,952
Construction in progress...............      195,723       762,077
                                         -----------   -----------

                                           8,467,756     8,218,903

Accumulated depreciation...............   (2,665,720)   (2,456,043)
                                         -----------   -----------

                                         $ 5,802,036   $ 5,762,860
                                         ===========   ===========


Interest capitalized into construction in progress during 1993, 1992 and 1991 was $33,784,000, $39,628,000 and $53,119,000, respectively.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 4.  Lines of Credit



At December 31, 1993, the company had unused U.S. lines of credit of approximately $791 million ($559 million of which supported short-term borrowings classified as long-term debt as discussed in Note 6) and unused foreign lines of credit of approximately $174 million. At December 31, 1993, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Commitment fees of 1/4% are required on the $1,015 million U.S. lines of credit, which are available to September 30, 1996 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than 1/5% are required on the $208 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 5.  Accounts Payable and Accrued Liabilities




December 31                   (in thousands of dollars)    1993      1992
- -------------------------------------------------------  --------  --------

Accounts payable.......................................  $243,920  $271,928
                                                         --------  --------

Dividends payable......................................     4,654     4,646
                                                         --------  --------
Accrued liabilities:
  Payrolls and commissions.............................   104,520   107,860
  Employee benefits....................................    50,668    50,643
  Interest.............................................    49,611    53,223
  Taxes, other than income taxes.......................    25,462    30,955
  Other................................................   112,318   127,724
                                                         --------  --------

       Total accrued liabilities.......................   342,579   370,405
                                                         --------  --------

                                                         $591,153  $646,979
                                                         ========  ========

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 6.  Long-Term Debt (exclusive of current installments)



December 31                   (in thousands of dollars)     1993        1992
- -------------------------------------------------------  ----------  ----------
Secured debt, 5.1% average rate, payable
  through 2012 (a).....................................  $   39,183  $   50,070
Unsecured debt, 6.8% average rate, payable through
  2028 (b).............................................   3,030,816   3,019,713
Lease obligations, 7.0% average rate, payable
  through 2029.........................................     236,566     184,724
Timber cutting obligation..............................         ---      26,763
Other contractual obligations, 5.9% average rate,
  payable through 1998.................................       9,600       9,605
                                                         ----------  ----------
       Total (c,d).....................................  $3,316,165  $3,290,875
                                                         ==========  ==========

(a) Such debt is secured by certain assets with a net book value at December 31, 1993 of approximately $67 million.

(b) Unsecured debt includes borrowings payable in less than one year. The company has the ability to refinance these borrowings under the credit agreements discussed in Note 4. At December 31, 1993, $331 million of U.S. commercial paper and $228 million of U.S. short-term obligations have been classified as long-term debt since the company intends to renew or refinance these obligations through 1994 and into future periods.

    Unsecured debt at December 31, 1993 and 1992 includes $150 million of the company's 6 1/2% convertible subordinated debentures due April 15, 2011. The conversion rate for these debentures is 28.777 shares of the company's common stock for each $1,000 principal amount of debentures.

(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1994 through 1998 are $88 million, $361 million, $919 million, $246 million and $247 million, respectively.

(d) The estimated fair value of long-term debt at December 31, 1993 was approximately $242 million higher than carrying value due to recent declines in interest rates.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $454 million of consolidated retained earnings at December 31, 1993 is free of such restrictions.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements

During the fourth quarter of 1993, the company sold approximately 870,000 acres of timberlands in Montana and its wood products facilities at Bonner and Libby, Montana. Net cash proceeds of approximately $284 million from these sales were used primarily to reduce long-term debt, including redemption of $77.5 million principal amount of 10 5/8% Sinking Fund Debentures and $100 million principal amount of 9 1/2% Sinking Fund Debentures. The company has recorded an extraordinary loss of $23 million ($14 million net of taxes), consisting of redemption premiums and the write-off of deferred financing costs, related to early retirement of debt. The impact of the Montana sales on 1993 net income was not material.

Champion International Corporation and Subsidiaries


Notes to Financial Statements


Note 7.  Commitments



                                                 Future Minimum Lease Payments
                                                 -----------------------------

                                                 Capitalized   Non-Cancelable
Period              (in thousands of dollars)      Leases     Operating Leases
- ---------------------------------------------    -----------  ----------------

1994.........................................       $ 18,246          $ 22,916
1995.........................................         17,384            20,890
1996.........................................         17,328            19,043
1997.........................................         17,272            17,720
1998.........................................         17,215            15,644
Thereafter...................................        558,859           250,094
                                                 -----------  ----------------

Total payments...............................        646,304           346,307

Less:  Sublease rental income................            ---            73,329

                                                              ----------------
Net operating lease payments.................                         $272,978
                                                              ================

Less:  Amount representing interest..........        405,414
                                                 -----------

Present value of capitalized lease payments
  ($1,600 current; $239,290 long-term).......       $240,890
                                                 ===========

The following schedule shows the composition of total rental expense for all operating leases:


Years Ended December 31   (in thousands of dollars)   1993     1992     1991
- ---------------------------------------------------  -------  -------  -------
Minimum rentals....................................  $25,204  $26,082  $27,734
Less:  Sublease rental income......................      573      970    1,291
                                                     -------  -------  -------

                                                     $24,631  $25,112  $26,443
                                                     =======  =======  =======

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements

Note 8.  Capital Shares

Redeemable Preference Stock
- ---------------------------

On December 6, 1989, the company issued 300,000 shares of Preference Stock, $92.50 Cumulative Convertible Series, $1.00 par value ("$92.50 Preference Stock"). In preference to shares of common stock, each share is entitled to cumulative cash dividends of $92.50 per year and $1,000 upon liquidation. Each share is convertible into approximately 26.3 shares of common stock and has approximately 26.3 votes on all matters submitted to shareholders. In the event of arrearages in $92.50 Preference Stock dividends, the company is prohibited from declaring or paying any cash dividends on its common stock. Although interest rates have declined since the issuance of these securities, the company believes that their fair value does not exceed $1,150 per share plus accrued dividends, which represents the amount at which the company has a right, except in certain circumstances, to redeem the shares. On December 6, 1999, all outstanding shares must be redeemed at $1,000 per share plus accrued dividends.

Except under certain circumstances, the company has the right to purchase any securities, including common stock, owned by the original holders of the $92.50 Preference Stock before such securities are sold to third parties.

Unissued Preference Stock
- -------------------------

At December 31, 1993 and 1992, 6,731,431 preference shares for which no series has been designated were authorized and unissued. At December 31, 1993 and 1992, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Common Stock
- ------------

Changes in common shares during the three years ended December 31, 1993 are as follows:

(in shares and thousands of dollars)


                                                                       Treasury Shares
                                              Issued Shares               (at cost)
                                ----------------------------------  -----------------------
                                               Par       Capital
                                  Shares      Value      Surplus      Shares       Amount
                                -----------  --------  -----------  ----------   ----------

Balance at December 31, 1990..  96,060,347   $48,030   $1,155,850   (3,092,070)  $(100,108)

Exercise of stock options.....      12,750         6          296          ---         ---
Compensation plans............      18,946        10          497      (77,912)        (39)
Other.........................      (2,326)       (1)          (4)         ---         ---
                                ----------   -------   ----------   ----------   ---------

Balance at December 31, 1991..  96,089,717    48,045    1,156,639   (3,169,982)   (100,147)

Exercise of stock options.....      40,750        20          962          ---         ---
Compensation plans............      20,368        10          550     (107,563)        (54)
Other.........................       6,277         4           (1)         ---         ---
                                ----------   -------   ----------   ----------   ---------

Balance at December 31, 1992..  96,157,112    48,079    1,158,150   (3,277,545)   (100,201)

Exercise of stock options.....     182,950        91        4,751          ---         ---
Compensation plans............      23,078        12          639      (63,810)        (32)
Other.........................       4,615         2           15          ---         ---
                                ----------   -------   ----------   ----------   ---------

Balance at December 31, 1993..  96,367,755   $48,184   $1,163,555   (3,341,355)  $(100,233)
                                ==========   =======   ==========   ==========   =========

At December 31, 1993, common shares of the company were reserved for issue as follows:


$92.50 Preference Stock.......................   7,894,737
Stock options granted or available for grant..   8,468,650
Conversion of long-term debt..................   4,318,695
Compensation plans............................   2,682,361
                                                ----------
                                                23,364,443
                                                ==========

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 9.  Stock Options


The company has granted to officers and key employees options to purchase common shares at the market price of the shares on the date of grant. Certain options granted to officers and to key employees are accompanied by stock appreciation rights. The options expire ten years or ten years and 31 days from the date of grant and generally become exercisable subsequent to a period of 12 calendar months from date of grant.

Transactions under the plans are summarized below:


                                              Shares      Option Price
                                            ----------  ----------------
Balance at January 1, 1991................  2,533,375   $17.50 to $38.25
     Granted..............................    907,000    26.38 to  26.88
     Exercised............................    (20,550)   17.50 to  24.13
     Surrendered or canceled..............    (67,100)   22.13 to  38.25
                                            ---------

Balance at December 31, 1991..............  3,352,725    17.50 to  38.25
     Granted..............................    606,600    27.50
     Exercised............................    (78,525)   17.50 to  28.13
     Surrendered or canceled..............    (96,300)   17.50 to  38.25
                                            ---------

Balance at December 31, 1992..............  3,784,500    18.88 to  38.25
     Granted..............................    598,200    31.00
     Exercised............................   (266,300)   22.13 to  31.50
     Surrendered or canceled..............   (103,400)   24.00 to  38.25
                                            ---------

Balance at December 31, 1993..............  4,013,000   $18.88 to $38.25
                                            =========   ================

Options exercisable at December 31, 1993..  3,130,500


At December 31, 1993, the stock options had an aggregate option price of $117,796,088.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 10.  Other (Income) Expense -- Net



Years Ended December 31
(in thousands of dollars)                   1993        1992        1991
- ---------------------------------------  ---------   ---------   ---------

Interest income........................   $(30,135)  $ (23,825)  $ (27,777)
Foreign currency losses -- net.........     24,717       5,116       1,466
Minority interest in income of
  subsidiaries.........................      7,288       2,856      (4,315)
Equity in net income of affiliates.....       (463)       (972)     (1,931)
Royalty, rental and commission
  income...............................     (8,276)    (13,950)    (11,951)
Net gain on disposal of fixed assets,
  timberlands and investments (a)......     (9,973)   (103,778)    (92,705)
Miscellaneous -- net (b)...............     24,252      (7,963)     27,672
                                          --------   ---------   ---------
                                          $  7,410   $(142,516)  $(109,541)
                                          ========   =========   =========


(a) 1992 and 1991 included gains of $107 million and $93 million, respectively, from sales of portions of the company's West Coast timberlands, including the 1992 sale of its wood products facility in Roseburg, Oregon.

(b) Miscellaneous - net for 1992 included income of $30 million from the favorable resolution of certain issues in Brazil.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 11.  Income Taxes

The provision for income taxes includes the following components:



Years Ended December 31   (in thousands of dollars)       1993       1992       1991
- ---------------------------------------------------   --------   --------    -------
Provision for income taxes currently
  payable (receivable):
  Federal..........................................   $(15,206)  $    ---    $12,720
  State and local..................................      1,680      1,820      1,800
  Foreign..........................................      9,147      5,756      6,138
                                                      --------   --------    -------
                                                        (4,379)     7,576     20,658
                                                      --------   --------    -------
Provision for deferred income taxes:
  Federal..........................................    (34,005)   (40,233)    16,735
  State and local..................................     (8,821)    (2,071)     3,500
  Foreign..........................................     15,983     30,400     (3,038)
                                                      --------   --------    -------

                                                       (26,843)   (11,904)    17,197
                                                      --------   --------    -------

                                                      $(31,222)  $ (4,328)   $37,855
                                                      ========   ========    =======


Domestic and foreign income (loss) before income taxes, extraordinary item and cumulative effect of accounting changes are as follows:



Years Ended December 31   (in thousands of dollars)       1993        1992       1991
- ---------------------------------------------------  ---------   ---------    -------

Domestic...........................................  $(250,755)  $(114,450)   $51,051
Foreign............................................     85,079     124,042     27,147
                                                     ---------   ---------    -------
Total income before income taxes, extraordinary
  item and cumulative effect of accounting
  changes..........................................  $(165,676)  $   9,592    $78,198
                                                     =========   =========    =======

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Principal reasons for the variation between the effective rate and the statutory federal income tax rate are as follows:


Years Ended December 31                               1993     1992    1991
- --------------------------------------------------  ------   ------   -----

Statutory rate -- provision (benefit).............  (35.0)%   34.0 %   34.0 %
Rate difference -- foreign subsidiaries...........    (1.0)    28.5   (11.5)
Foreign dividends.................................     1.3     45.7     4.2
State and local taxes, net of federal tax effect..    (2.8)    (1.7)    4.5
Adjustment to prior years' income taxes...........     4.1   (106.2)    ---
Amortization of excess of amounts allocated in
  purchase accounting over tax basis..............     ---      ---    10.0
Adjustment of purchase accounting liabilities.....    (0.4)   (63.7)    4.2
Statutory rate change adjustments.................    14.1      ---     ---
All other -- net..................................     0.9     18.3     3.0
                                                    ------   ------   -----

Effective income tax rate.........................  (18.8)%  (45.1)%   48.4 %
                                                    ======   ======   =====


Deferred tax liabilities (assets) are composed of the following:


Years Ended December 31  (in thousands of dollars)      1993         1992
- --------------------------------------------------   ----------   ----------
Depreciation and cost of timber harvested.........   $1,671,507   $1,657,165
Capitalization of interest and deferral of
  pre-operating and start-up costs (net)..........       52,362       52,929
Other.............................................       44,696       64,066
                                                     ----------   ----------

       Gross Liabilities..........................    1,768,565    1,774,160
                                                     ----------   ----------

Loss and other carryforwards......................     (388,780)    (317,220)
Accrued liabilities and reserves..................     (181,932)    (177,159)
Postretirement benefits other than pensions.......     (144,044)    (137,562)
Other.............................................      (83,930)     (99,686)
                                                     ----------   ----------
       Gross Assets...............................     (798,686)    (731,627)
                                                     ----------   ----------
Valuation allowance...............................       42,291       39,800
                                                     ----------   ----------
                                                     $1,012,170   $1,082,333
                                                     ==========   ==========

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


As of December 31, 1993, the company had available, for U.S. income tax return purposes, general business credit carryforwards of $53,000,000, which expire from 2000 through 2007; net operating loss carryforwards of $558,400,000, which expire from 2006 through 2008; and alternative minimum tax credit carryforwards of $104,300,000, which do not expire. In addition, the company had available in Canada net operating loss carryforwards of $5,600,000 which will expire in 1998 and investment tax credit carryforwards of $8,700,000, which expire from 1996 through 2002.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $689,700,000 at December 31, 1993. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance primarily relates to general business credit carryforwards. The increase in the valuation allowance of $2,491,000 for 1993 is primarily due to uncertainty with respect to the utilization of state net operating loss carryforwards.

In the fourth quarter of 1992, the company adopted, retroactive to January 1, 1992, SFAS No. 109. The adoption of SFAS No. 109 changed the company's method of accounting for income taxes from the deferred method to an asset and liability approach. The company adopted the standard using a cumulative effect adjustment and recorded a charge to 1992 net income of $242 million ($2.61 per share) principally as the result of changes to the tax provision for years prior to 1988.

The effect of the adoption on 1992 results, after recording the cumulative effect for the years prior to 1992, was to record additional pre-tax expense of approximately $27 million, primarily as the result of an increase in depreciation expense, and a reduction to net income of approximately $9 million.

For the year prior to adoption of SFAS No. 109, the deferred income tax provision resulted from the following:


Year Ended December 31 (in thousands of dollars)        1991
- ------------------------------------------------      --------
Excess of tax over financial depreciation
  expense and cost of timber harvested..............  $ 81,268
Capitalization of interest and deferral of
  pre-operating and start-up costs (net) --
  deductible for tax purposes as incurred...........     3,897
Provision for accrued liabilities -- deductible
  for tax purposes when paid........................    (3,196)
Effect on deferred taxes of net operating loss,
  general business credit and alternative
  minimum tax credit carryforwards..................   (74,156)
Provision for restructuring.........................     3,345
All other - net.....................................     6,039
                                                      --------

                                                      $ 17,197
                                                      ========


Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 12.  Pension and Other Benefit Plans

The company and its subsidiaries have a number of noncontributory pension plans covering substantially all employees. The plans covering salaried employees provide pension benefits that generally are based on the employee's compensation during the 60 months before retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The company bases domestic pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974.

The net periodic pension cost of these plans in 1993, 1992 and 1991 included the following:


                        (in thousands of dollars)      1993       1992     1991
- ------------------------------------------------- ---------  ---------  ---------
Service cost--benefits earned during the period.. $  25,256  $  24,257  $  21,366
Interest cost on projected benefit obligation....    98,667     96,248     93,152
Actual return on plan assets.....................  (208,714)  (105,909)  (255,479)
Net amortization and deferral....................    90,806     (3,662)   154,711
                                                  ---------  ---------  ---------
Net periodic pension cost........................ $   6,015  $  10,934  $  13,750
                                                  =========  =========  =========


Assumptions used in determining 1993, 1992 and 1991 net periodic pension cost were:

Expected long-term rate of return on assets......      10.0%      10.0%      10.0%
Discount rate....................................       8.3%       8.5%       9.3%
Long-term rate of increase in compensation levels       5.3%       5.5%       6.3%


Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements

The accrued pension cost at December 31, 1993 and 1992 for defined benefit plans is shown below. The measurement dates used to determine the funded status were September 30, 1993 and 1992. Benefit obligations for 1993 and 1992 were determined using an assumed discount rate of 7.25% and 8.25%, respectively, and an assumed average long-term rate of increase in compensation levels of 4.25% and 5.25%, respectively. Plan assets consist primarily of listed stocks and bonds.


                                                    Assets Exceed Accumulated Benefits
                                                    ----------------------------------
                                                               1993               1992
                                                    ---------------   ----------------

(in thousands of dollars)
- -------------------------

Actuarial present value of benefit obligations:
    Vested benefit obligation....................        $1,179,538         $1,080,935
                                                         ==========         ==========

    Accumulated benefit obligation...............        $1,214,997         $1,112,708
                                                         ==========         ==========

    Projected benefit obligation.................        $1,330,228         $1,212,997

Plan assets at fair value........................         1,362,952          1,231,022
                                                         ----------         ----------

Plan assets in excess of the projected benefit
  obligation.....................................            32,724             18,025

Unrecognized net (gain)..........................           (43,014)           (39,984)

Prior service cost not yet recognized in net
  periodic pension cost..........................            23,437             21,209

Unrecognized net transitional (asset)............           (18,369)           (19,990)
                                                         ----------         ----------

Pension (liability)..............................        $   (5,222)        $  (20,740)
                                                         ==========         ==========


Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Other Retiree Benefits
- ----------------------

The company provides certain health care and life insurance benefits to eligible retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service. These benefit plans are unfunded.

Summary information on the company's plans providing postretirement benefits other than pensions is as follows:


December 31             (in thousands of dollars)     1993       1992
- ------------------------------------------------  --------   --------
Accumulated postretirement benefit obligation:
  Retirees......................................  $308,000   $288,300
  Fully eligible, active plan participants......    42,100     52,400
  Other active plan participants................    53,500     60,000
                                                  --------   --------

Accumulated postretirement benefit obligation      403,600    400,700
Unrecognized prior service (cost) benefit.......    30,400        ---
Unrecognized net (loss).........................   (57,600)   (31,900)
                                                  --------   --------

Accrued postretirement benefit obligation.......  $376,400   $368,800
                                                  ========   ========


Net periodic postretirement benefit cost for 1993 and 1992 includes the following components:


(in thousands of dollars)                             1993       1992
- ---------------------------------------------     --------   --------
Service cost.................................      $ 4,800    $ 4,300
Interest cost on accumulated postretirement
  benefit obligation.........................       32,700     30,500
                                                   -------    -------

Net periodic postretirement benefit cost.....      $37,500    $34,800
                                                   =======    =======

The accumulated postretirement benefit obligation at December 31, 1993 and 1992 was determined using an assumed discount rate of 7.5% and 8.5%, respectively. The assumed health care cost trend rate used for measurement purposes was 10% for 1994, declining ratably to an ultimate rate of 5% over a period of eight years.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1993 would be increased by approximately 10%. The effect of this change on the aggregate of service and interest cost for 1993 would be an increase of approximately 10%.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


In the fourth quarter of 1992, the company adopted, retroactive to January 1, 1992, SFAS No. 106. This statement requires that the cost of retiree benefits other than pensions be recognized in the financial statements during the employee's working career. The company's previous practice was generally to expense the cost of these benefits as they were paid.

The cumulative effect of adopting SFAS No. 106 as of January 1, 1992 resulted in an after-tax charge of $213 million ($2.30 per share) to 1992 earnings, after reduction of approximately $126 million for income tax effects.

The effect of adoption on 1992 results, after recording the cumulative effect for the years prior to 1992, was to recognize additional pre-tax expense of approximately $13 million.

Postretirement benefit cost charged to expense in 1991 was $19,046,000.


Postemployment Benefits
- -----------------------

In the fourth quarter of 1993, the company adopted, retroactive to January 1, 1993, SFAS No. 112. The standard requires an accrual method of accounting for postemployment benefits. Prior to adoption, the company was on a cash basis of accounting for certain of these postemployment benefits. The cumulative effect of adopting SFAS No. 112 as of January 1, 1993 resulted in an after-tax charge of $7.5 million ($.08 per share) to 1993 earnings after reduction of approximately $4.7 million for income taxes. The effect of adoption on 1993 results, after recording the cumulative effect, was not material.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 13.  Business Segments

Information about the company's operations in different businesses for the three years ended December 31, 1993 is as follows:


                                            Timber,
                                          Timberlands
                                           and Wood    Corporate   Consolidated
(in thousands of dollars)       Paper      Products    and Other      Total
- -------------------------    -----------  -----------  ---------   ------------
Net Sales to
Unaffiliated Customers:

  1993.....................  $3,817,579    $1,251,254  $     ---     $5,068,833
  1992.....................   3,834,585     1,091,886        ---      4,926,471
  1991.....................   3,852,438       933,965        ---      4,786,403

Income from Operations:

  1993.....................  $ (133,774)   $  247,989   $(47,823)    $   66,392
  1992.....................      (7,490)      125,071    (44,210)        73,371
  1991.....................     216,018         5,921    (42,755)       179,184

Identifiable Assets:

  1993.....................  $6,563,263    $2,148,921   $430,585     $9,142,769
  1992.....................   6,556,177     2,344,257    480,998      9,381,432
  1991.....................   6,125,084     2,046,919    483,874      8,655,877

Capital Expenditures:

  1993.....................  $  417,407    $  182,785   $  5,588     $  605,780
  1992.....................     614,795        95,993      7,501        718,289
  1991.....................     581,368        60,872     19,229        661,469

Depreciation Expense and
Cost of Timber Harvested:

  1993.....................  $  358,294    $   72,513   $ 12,627     $  443,434
  1992.....................     324,010        72,562     13,928        410,500
  1991.....................     261,391        67,011     13,169        341,571

The company's domestic and Canadian timber and timberlands assets and related capital expenditures support both business segments but were not allocated to the paper segment because identification of the specific timber and timberlands assets associated with either segment is impossible. The timber that has been harvested has been included at cost in the results of the business segments.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different geographic areas for the three years ended December 31, 1993 is as follows:




                                                               Corporate   Consolidated
(in thousands of dollars)       U.S.       Canada     Brazil   and Other      Total
- -------------------------    -----------  ---------  --------  ----------  ------------
Net Sales to
Unaffiliated Customers:

  1993.....................  $4,185,388   $610,947   $272,498  $     ---     $5,068,833
  1992.....................   4,114,609    532,623    279,239        ---      4,926,471
  1991.....................   4,034,237    494,019    258,147        ---      4,786,403

Income from Operations:

  1993.....................  $  (18,063)  $ 53,674   $ 78,604   $(47,823)    $   66,392
  1992.....................     (11,418)    37,778     91,221    (44,210)        73,371
  1991.....................     165,818    (20,327)    76,448    (42,755)       179,184

Identifiable Assets:

  1993.....................  $7,454,454   $744,631   $513,099   $430,585     $9,142,769
  1992.....................   7,588,478    718,695    593,261    480,998      9,381,432
  1991.....................   6,878,365    780,677    512,961    483,874      8,655,877

Capital Expenditures:

  1993.....................  $  486,074   $ 65,035   $ 49,083   $  5,588     $  605,780
  1992.....................     638,392     16,974     55,422      7,501        718,289
  1991.....................     585,589     18,323     38,328     19,229        661,469

Depreciation Expense and
Cost of Timber Harvested:

  1993.....................  $  376,456   $ 32,513   $ 21,838   $ 12,627     $  443,434
  1992.....................     342,769     33,366     20,437     13,928        410,500
  1991.....................     273,737     35,128     19,537     13,169        341,571

As of December 31, 1993, net assets located outside of the United States included in the consolidated financial statements were approximately $760,000,000. Of this amount, $457,000,000, which includes $48,000,000 of cash and cash equivalents and short-term investments, is owned by the company's Brazilian subsidiary.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements

Note 14.  Quarterly Results of Operations (Unaudited)


(in millions of dollars, except per share amounts)
- --------------------------------------------------
                                March 31    June 30   September 30  December 31
                                --------   --------   ------------  -----------
Net Sales                 1993  $1,267.0   $1,256.3       $1,245.3     $1,300.2
                          1992   1,200.3    1,229.6        1,259.2      1,237.4

Gross Profit              1993  $  103.8   $   92.5       $   68.7     $   94.1
                          1992      93.3       89.0          103.3         76.2

Income Taxes
  (Benefit) (a)           1993  $  (18.7)  $  (14.9)      $    4.7     $   (2.3)
                          1992     (10.4)      (9.2)          24.5         (9.2)

Income (Loss) before
  Extraordinary Item
  and Cumulative
  Effect of Accounting
  Changes (b)             1993  $  (28.1)  $  (22.3)      $  (53.5)    $  (30.6)
                          1992      (6.8)       2.0           47.6        (28.9)

Net Income (Loss) (c)     1993  $  (35.6)  $  (22.3)      $  (53.5)    $  (44.8)
                          1992    (461.1)       2.0           47.6        (28.9)

Earnings (Loss) Per
  Common Share before
  Extraordinary Item
  and Cumulative
  Effect of
  Accounting Changes      1993  $   (.38)  $   (.31)      $   (.65)    $   (.41)
                          1992      (.15)      (.05)           .43         (.38)

Earnings (Loss)
  Per Common Share (c)    1993  $   (.46)  $   (.31)      $   (.65)    $   (.56)
                          1992     (5.05)      (.05)           .43         (.38)



(a) Income taxes (benefit) for the three-month periods ended September 30 and December 31, 1993 included provisions of $23 million and $11 million, respectively, to reflect one-time adjustments to the company's deferred tax liability.

(b) Other (income) expense - net for the three-month period ending December 31, 1993, included non-recurring pre-tax income of $10 million.

    Other (income) expense - net for the three-month periods ended March 31, June 30 and September 30, 1992 included non-recurring pre-tax income of $20 million, $26 million and $90 million, respectively, primarily from the sale of timberlands, and

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


    for the three-month period ended December 31, 1992 included a net charge of $18 million related to several non-recurring items and income of $30 million from the favorable resolution of certain issues in Brazil. The $30 million favorable resolution was after-tax and, therefore, reduced the effective tax rate for the period.

(c) Net income (loss) and earnings (loss) per common share for the three months ended March 31, 1993 have been restated to include the one-time charge for the cumulative effect of an accounting change of $8 million, or $.08 per share, for the adoption as of January 1, 1993 of SFAS No. 112 (Note 12).

    Net income (loss) and earnings (loss) per common share for the three months ended December 31, 1993 included the after-tax charge of $14 million, or $.15 per share, respectively, for the loss on early retirement of debt.

    Net income (loss) and earnings (loss) per common share for the three months ended March 31, 1992 included the one-time charge for the cumulative effect of accounting changes of $454 million, or $4.90 per share, respectively, to reflect the adoption as of January 1, 1992 of SFAS No. 106 (Note 12) and SFAS No. 109 (Note 11).

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 15.  Environmental Liabilities

The company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency (the "EPA") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and by certain states under applicable state laws, with respect to the cleanup of hazardous substances at several sites. In the case of many of these sites, other potentially responsible parties also have been so designated. In addition, the company and, in certain instances, other responsible parties have entered into agreements with the EPA and certain states regarding the cleanup of hazardous substances at various other locations. Also, the company is involved in the remediation of certain other sites which are not the subject of investigation by federal or state agencies.

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $83 million at December 31, 1993, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are incurred over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1991 through 1993 were approximately $5.3 million, $6.6 million and $6.9 million, respectively.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Notes to Financial Statements


Note 16.  Legal Proceedings

The company was a defendant in a class action which originally sought $5 billion in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Canton, North Carolina mill into the Pigeon River. In October 1992, a mistrial was declared after the jury was unable to reach a unanimous verdict. In May 1993, the court approved a settlement of the action providing for the payment of $6.5 million by the company. In June 1993, the court's approval of the settlement was appealed.

The company, Simpson Pasadena Paper Company, the Gulf Coast Waste Disposal Authority and others were defendants in two separate actions by several individuals engaged primarily in seafood-related businesses. Each of these actions sought unspecified damages allegedly resulting from the purported discharge of dioxin into the Brazos River, Galveston Bay and the Neches River from the company's Sheldon, Texas mill, the company's former mill in Pasadena, Texas and the other defendants' mills. Each of these actions was settled for an immaterial amount in December 1993.

The company is a defendant in a purported class action which originally sought $500 million in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Pensacola, Florida mill into Eleven Mile Creek, which flows into Perdido Bay. The plaintiffs are now seeking not more than $50,000 for each class member. It is anticipated that the class, if certified, will consist of approximately 1,000 members.

The company and many other corporations, municipalities and individuals are defendants in three separate actions filed in Texas by numerous individuals. Each of these actions seeks damages in excess of $5 billion, allegedly resulting from the purported disposal of waste materials, including hazardous substances, into the McGinnis Waste Disposal Site located at Hall's Bayou Ranch.

The company is vigorously defending each of the pending actions described above.

The company is also involved in other legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened (including the actions described above), or all of them combined, will not have a material adverse effect on the company.

Report of Independent Public Accountants
- --------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Champion International Corporation:


  We have audited the accompanying consolidated balance sheet of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

  As explained in Notes 1, 11 and 12 of Notes to Financial Statements, the company adopted new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting for income taxes and for postretirement benefits other than pensions, effective January 1, 1992, and changing its method of accounting for postemployment benefits, effective January 1, 1993.



                                    Arthur Andersen & Co.



New York, N.Y.
January 17, 1994

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations
- ---------------------

Overall Annual Results

In 1993, the company incurred a loss of $156 million or $1.98 per share. This compared with a loss of $440 million or $5.05 per share in 1992 and net income of $40 million and earnings per share of 14 cents in 1991.

Excluding non-recurring income and expense items, an extraordinary item and the cumulative effect of the adoption of certain new accounting standards, as described below, results declined moderately from 1992 and significantly from 1991. Excluding all such items, the company incurred a loss of $106 million or $1.44 per share in 1993, compared with a loss of $95 million or $1.33 per share in 1992 and net income of $8 million and a loss per share of 20 cents in 1991.

Results for 1993 included several non-recurring income and expense items, primarily a one-time adjustment to the company's deferred tax liability to reflect the impact of changes during the year in the corporate income tax rates in the United States and Canada. The net effect of all such items was to reduce net income by approximately $28 million or 31 cents per share. Results for 1993 also included an extraordinary charge to earnings of $14 million or 15 cents per share in connection with the redemption of certain debt. In addition, in 1993 the company adopted a new accounting standard relating to postemployment benefits, the cumulative effect of which resulted in a charge to earnings of $8 million or 8 cents per share.

Results for 1992 included several non-recurring income and expense items, principally sales of timberlands, the net effect of which was to add approximately $109 million to net income or $1.18 to earnings per share. Also in 1992, the company adopted two new accounting standards relating to income taxes and postretirement benefits other than pensions, the cumulative effect of which resulted in a charge to earnings of $454 million or $4.90 per share.

Results for 1991 included several non-recurring income and expense items, primarily sales of timberlands and various litigation settlements received by the company. The net effect of all such items was to add approximately $32 million to net income or 34 cents to earnings per share.

Significant Line Item Changes

Net sales for 1993 of $5.1 billion were up from $4.9 billion in 1992 and $4.8 billion in 1991. The improvement in sales reflected higher prices for wood products and increased shipments of paper.

Operating income declined slightly from 1992 and substantially from 1991, principally due to lower prices for pulp and certain of the company's paper grades, which more than offset production and productivity gains in pulp and paper manufacturing and significantly higher earnings in the wood products business. In addition, as a result of increased pulp and paper production and shipments, the aggregate cost of products sold increased substantially from 1992 and 1991.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Interest and debt expense was higher than in 1992 and 1991 due to additional borrowings primarily associated with the company's capital improvement program as well as the expensing of interest that had been capitalized during the construction of various capital projects. Other income was substantially lower than in 1992 and 1991, principally reflecting gains from the sales of timberlands as well as the litigation settlements in the prior years referred to above. Also, the effective income tax rate in 1993 was unfavorable compared to 1992 and 1991 due mainly to the one-time adjustment to the company's deferred tax liability in 1993 referred to above.

Quarterly Results

Excluding non-recurring items in each quarter, the 35-cent loss in the fourth quarter of 1993 improved from the losses of 56 cents in the fourth quarter of 1992 and 40 cents in the third quarter of 1993. Higher earnings in the wood products segment more than offset declines in the paper segment.

Paper Segment

The paper segment incurred an operating loss of $134 million, compared with a loss of $7 million in 1992 and income of $216 million in 1991. A fourth quarter 1993 loss of $24 million compared with losses of $16 million in the fourth quarter of 1992 and $22 million in the third quarter of 1993.

In general, the paper business tends to follow overall economic trends. The decline in paper segment earnings reflected relatively weak demand attributable to slow economic growth in the United States, combined with recessions in Europe and Japan. For example, demand for publication papers and newsprint was adversely affected by continued low levels of advertising in magazines and newspapers. In addition, on the supply side, there have been significant capacity increases in the industry in pulp and certain paper grades in recent years. This unfavorable demand/supply relationship in 1993 resulted in lower prices for pulp and certain of the company's paper grades, which more than offset the paper segment's improvements in production, productivity and quality.

Results for domestic printing and writing papers declined substantially from 1992 and 1991, with a large operating loss recorded for the year. Prices for coated papers were lower than in 1992 and 1991, while prices for uncoated papers were even with 1992 levels but lower than in 1991. Volumes were above 1992 and 1991 levels for both coated and uncoated papers. Fourth quarter 1993 results, while a loss, represented an improvement from the fourth quarter of 1992 and the third quarter of 1993, due primarily to increased volumes for uncoated papers and, as compared to the third quarter of 1993, favorable inventory valuation adjustments. Prices for coated and uncoated papers remain weak. In the third quarter of 1993, the No. 35 paper machine started up at the Courtland, Alabama, mill. The No. 35 machine, when fully operational, will have an annual capacity of 245,000 tons of uncoated free sheet paper. In mid-January 1994, a weather-related outage occurred at the Canton, North Carolina, mill.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Operating income at the Brazilian subsidiary, Champion Papel e Celulose Ltda., declined from 1992 but improved slightly from 1991. Prices were somewhat lower than in 1992 but somewhat higher than in 1991. Reflecting weak overall results at the company's U.S. operations, approximately 69% of the company's 1993 consolidated operating income, before general corporate expense, was attributable to the Brazilian subsidiary. Fourth quarter 1993 results were below the levels of the prior and year-ago quarters due to lower prices. New capacity additions by various competitors in Brazil have caused a decline in domestic prices, and the recession in Europe has caused a decline in export prices.

Earnings for the publication papers business improved substantially from the 1992 loss, but were down significantly from the operating income in 1991.
Higher prices for coated groundwood papers, increased volumes for coated free sheet papers, and lower purchased pulp and other operating costs were primarily responsible for the improvement from 1992. Lower prices for coated and uncoated groundwood grades resulted in the decline from 1991. Fourth quarter 1993 results improved significantly from the fourth quarter of 1992 and moderately from the third quarter of 1993, principally due to higher volumes and lower purchased pulp and other operating costs.

The operating loss for the U.S. and Canadian market pulp operations represented a substantial decline from the operating income in 1992 and 1991. Weak demand and excess industry capacity kept prices well below 1992 and 1991 levels. The fourth quarter 1993 loss was significantly below the operating income in the fourth quarter of 1992 and slightly larger than the loss in the third quarter of 1993, as the result of lower prices. Early in 1994, pulp prices began to improve somewhat. Since the company is a net seller of pulp, overall profits are adversely affected by lower pulp prices; however, the company's publication papers mills and the printing and writing papers mills in Hamilton, Ohio, and Canton, North Carolina, purchase pulp from outside suppliers and benefit from lower pulp prices.

The sizeable 1993 operating loss for newsprint operations slightly exceeded the loss in 1992 and substantially exceeded the small loss in 1991. Volumes and prices for newsprint were somewhat higher than in 1992. However, this was more than offset by lower volumes and prices for uncoated groundwood papers and higher energy costs. Prices for newsprint and uncoated groundwood papers were significantly below 1991 levels due to continued weak demand and excess industry capacity. The fourth quarter 1993 loss was larger than those of the prior and year-ago quarters due to lower prices.

Earnings for the packaging business declined from 1992 and 1991 primarily as the result of lower prices for kraft paper and linerboard. Volumes were above 1992 and 1991 levels for both products. Fourth quarter 1993 results were down from the fourth quarter of 1992, mainly due to lower prices for kraft paper and linerboard. However, results improved from the third quarter of 1993, due to price increases for both products.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Wood Products Segment

For the company's wood products segment, which includes the wood-related operations of the Canadian subsidiary, Weldwood of Canada Limited, income from operations of $248 million improved substantially from $125 million in 1992 and $6 million in 1991. Fourth quarter 1993 income of $57 million was up from $32 million in both the fourth quarter of 1992 and the third quarter of 1993.

The profitability of the company's U.S. and Canadian wood products operations has improved considerably since early 1991, due primarily to supply factors such as industry timber shortages in the United States attributable to environmental considerations. In addition, demand has improved as housing starts in the United States, which in 1991 had reached their lowest level in 36 years, continued to increase in 1993.

Prices for lumber, plywood and timber were substantially higher than in 1992 and 1991. Volumes for lumber and plywood were lower than in 1992, due primarily to the sale in the third quarter of 1992 of the Roseburg, Oregon, facility and the fourth quarter 1993 sales of the Lumber City, Georgia, and Bonner and Libby, Montana, facilities. However, lumber and plywood volumes improved from 1991 levels, as certain facilities which had taken downtime in 1991 due to market conditions increased production in 1992 and 1993. Volumes for timber were lower than in 1992 and 1991.

Labor Contracts

The company has labor agreements, which expire between 1994 and 1998, at ten of its eleven domestic paper mills. Facilities at which labor agreements expire in 1994 include the Sheldon and Lufkin, Texas, newsprint mills and the Roanoke Rapids, North Carolina, kraft mill. The Quinnesec, Michigan, pulp and publication papers mill is a non-union facility.

1994 Outlook

The paper and wood products businesses are cyclical, tending to follow overall economic trends. The supply factors that were primarily responsible for the profitability of the wood products operations in 1993 are expected to continue into 1994. With recent substantial improvements in production, productivity and quality, results for the company's pulp and paper businesses in 1994 will depend largely upon prices.


Financial Condition
- -------------------

General

The company's current ratio was 1.4 to 1 at year-end 1993, down from 1.5 to 1 at year-end 1992 and 1991. Total debt to total capitalization was 44% at year-end 1993, as compared to 42% at year-end 1992 and 40% at year-end 1991.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


As discussed below, in each of 1993, 1992 and 1991, the company's net cash provided by operating activities was not sufficient to meet the cash requirements of its investing activities (principally capital expenditures) and its financing activities (principally debt payments and cash dividends). Each year the approximate difference was financed through borrowings and, in 1992, through the use of cash and cash equivalents. In 1993, net borrowings generated cash proceeds of $75 million, while cash and cash equivalents increased by $19 million. In 1992, net borrowings generated cash proceeds of $330 million, and cash and cash equivalents decreased by $76 million. In 1991, net borrowings generated cash proceeds of $256 million, while cash and cash equivalents increased by $54 million.

Looking ahead, the company anticipates that net cash provided by operating activities supplemented by borrowings, including borrowings under or supported by its bank lines of credit, will be sufficient to meet the capital expenditure, debt payment and dividend requirements of the company. With the completion of the company's extensive capital improvement program in the third quarter of 1993, the company has reduced capital spending to levels required for routine capital replacements, environmental compliance and incremental improvements.

Operating Activities

Net cash provided by operating activities of $201 million declined from $258 million in 1992 and $370 million in 1991. The decrease from 1992 was due primarily to changes in certain components of working capital. The decrease from 1991 was primarily the result of significantly lower results before non-recurring items.

Investing Activities

Net cash used in investing activities of $212 million declined from $611 million in 1992 and $498 million in 1991. The decrease from both prior years was due to lower capital expenditures, higher asset sale proceeds and net proceeds from sales of investments in marketable securities.

In 1993, the company received net proceeds of $305 million from sales of timberlands and fixed assets, including $284 million from the sale of 870,000 acres of timberlands in Montana and the wood products facilities in Bonner and Libby, Montana. In addition, the company received net proceeds of $107 million from sales of investments in marketable securities. In 1992 and 1991, the company received net proceeds of $174 million and $130 million, respectively, primarily from sales of timberlands and the sale in 1992 of the wood products facility in Roseburg, Oregon. The company had net expenditures of $58 million and $16 million for investments in marketable securities in 1992 and 1991, respectively.

The timberlands and wood products facilities sold by the company did not support any of its pulp and paper mills. These sales reflect the company's strategy to concentrate on the manufacture of pulp and paper.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Financing Activities

Net cash provided by financing activities of $30 million was down from $277 million in 1992 and $182 million in 1991. The decline was primarily the result of a decrease in net borrowings, which reflected the lower capital expenditures and the asset sale and marketable securities proceeds discussed above. Long-term debt increased by $25 million in 1993, $313 million in 1992 and $289 million in 1991.

At December 31, 1993, the company had $559 million of U.S. commercial paper and other short-term obligations outstanding, all of which are classified as long-term debt, down from $721 million at year-end 1992 but up from $225 million at year-end 1991. In addition, at December 31, 1993, the company had $224 million of notes outstanding under its U.S. bank lines of credit, up from $178 million at year-end 1992 and $25 million at year-end 1991. Domestically, at December 31, 1993, $559 million of the company's unused bank lines of credit of $791 million supported the classification of commercial paper and other short-term obligations as long-term debt.

During 1993, the company (i) issued $200 million of non-redeemable 7.7% notes due in 1999, and $100 million of 7.625% debentures due in 2023 which are redeemable beginning in 2003, (ii) borrowed $150 million through variable rate term loans due in 1997 and (iii) borrowed $94 million through the issuance of long-term tax-exempt bonds.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 1994 through 1998 are $88 million, $361 million, $919 million, $246 million and $247 million, respectively.

Capital Expenditures

Capital spending was $491 million in 1993, down from $611 million in 1992 and $575 million in 1991. A significant portion of such capital spending was devoted to the expansion and modernization project at Courtland, Alabama; the environmental improvement and modernization project at Canton, North Carolina; the de-inking project at Sheldon, Texas; and the construction of a new sawmill at Hinton, Alberta, Canada.

As noted, the company completed its extensive capital improvement program in 1993. The company has no present plans for major capital projects, although expenditures for routine capital replacements, environmental compliance and incremental improvements will continue. The company presently anticipates that capital spending will decline to approximately $260 million in 1994, all of which is expected to be financed through internally generated funds.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


The Environment
- ---------------

Environmental Capital Expenditures

The company is subject to various federal, state and local laws and regulations relating to the discharge of materials into the environment and to the disposal of solid wastes. These laws and regulations require the company to obtain permits and licenses from appropriate governmental authorities with respect to its properties and to operate its properties in compliance with such permits and licenses.

In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1989 through 1993, the company spent approximately $369 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes. In 1993, capital expenditures incurred for such environmental purposes were $71 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $56 million in 1994 and $120 million in 1995. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 1995. Preliminary estimates indicate that for the period from 1996 through 1998, capital expenditures for air and water pollution control facilities and solid waste disposal facilities in the United States will aggregate approximately $80 million.

In addition, as noted above, in 1993, the company completed a $285 million environmental improvement and modernization project at its Canton, North Carolina, paper mill.

The environmental capital expenditures described in the two preceding paragraphs are included in the respective past and estimated 1994 capital spending amounts set forth above under "Capital Expenditures."

Although some pollution abatement and solid waste disposal facilities produce improvements in operating efficiency, most increase product costs without enhancing capacity or operating efficiency. However, since other paper and forest products companies also are subject to environmental laws and regulations, the company does not believe that compliance with such laws and regulations will have a material adverse effect on its competitive position.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Proposed EPA Air and Water Regulations

In December 1993, the U.S. Environmental Protection Agency (the "EPA") proposed regulations pursuant to the federal Clean Air Act Amendments of 1990 (the "Clean Air Act") and the federal Water Pollution Control Act (the "Clean Water Act") (collectively, the "Acts"). Certain additional Clean Air Act regulations are expected to be proposed in 1994. It is anticipated that all of these regulations will become final in 1995, with compliance required no later than 1998.

As previously reported, trace amounts of dioxin were found in the pulp, sludge and effluent at some bleached kraft mills in the United States and Canada, including certain of the company's mills. The proposed regulations under the Clean Water Act provide for oxygen delignification and chlorine dioxide substitution as the preferred technology option to reduce the potential for the formation of dioxin in the pulp bleaching process. The company has implemented and is continuing to implement this technology at its bleached kraft mills. If the final regulations continue to designate oxygen delignification and chlorine dioxide substitution as the preferred technology option, the company presently anticipates that it will incur capital expenditures to meet the requirements of the Clean Water Act regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," of approximately $20 million over the period of approximately 1995 to 1998.

Assuming that the Clean Air Act regulations to be proposed in 1994 use a range of standards currently expected by the company and that all of the regulations pursuant to the Clean Air Act are adopted as proposed, the company presently anticipates that it will incur capital expenditures to meet the requirements of the Clean Air Act and state air toxics regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," of $100 million to $200 million over the period of approximately 1995 to 1998.

Great Lakes Initiative

The company may incur capital expenditures, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," in order to meet the requirements of the Great Lakes Water Quality Agreement of 1978 and the Great Lakes Critical Programs Act of 1990. Pursuant thereto, in April 1993, the EPA issued proposed guidance to the states regarding water quality standards for the waters of the Great Lakes and their tributaries. The company is awaiting the issuance of implementing regulations by the environmental agencies of the affected states in order to determine the extent of any additional costs and the period over which they will be incurred. As a result, the company is not yet in a position to provide a meaningful estimate of any such costs.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Federal Executive Order

In October 1993, President Clinton issued an executive order covering the purchase of uncoated printing and writing papers by the federal government. The order establishes a minimum post-consumer recycled content for such paper purchased by federal agencies of 20% commencing at the end of 1994, increasing to 30% at the end of 1998. In addition, for certain types of such paper, the order requires a minimum content of 50% recovered materials (i.e., waste materials and by-products).

Although the federal government purchases less than 2% of the paper produced in the United States, federal government procurement standards sometimes are adopted by state and local governments and private industry. The sale of uncoated printing and writing papers by the company to the federal government accounts for an immaterial portion of total company sales. However, the sale of domestic uncoated printing and writing papers by the company to all customers accounted for approximately 15% of total company sales in 1993.

The company currently is reviewing the executive order and its possible implications, including the extent to which additional facilities would be required to meet its standards and the extent to which purchasers other than the federal government are likely to adopt similar standards. The company may incur capital expenditures, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," to meet the recycled content requirements of the executive order and of the marketplace generally. However, in view of the uncertainties, the company is not yet in a position to provide a meaningful estimate of any such costs or of the impact of the executive order on demand for virgin market pulp produced by the company.

Hazardous Substance Cleanup

The company has been designated as a potentially responsible party by the EPA under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and by certain states under applicable state laws, with respect to the cleanup of hazardous substances at several sites. In the case of many of these sites, other potentially responsible parties also have been so designated. In addition, the company and, in certain instances, other responsible parties have entered into agreements with the EPA and certain states regarding the cleanup of hazardous substances at various other locations. Also, the company is involved in the remediation of certain other sites which are not the subject of investigation by federal or state agencies. The cost of all such cleanups is not capitalized and, accordingly, is not included in the capital expenditure information set forth above under "Capital Expenditures" and "Environmental Capital Expenditures."

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $83 million at December 31, 1993, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are incurred over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1991 through 1993 were approximately $5.3 million, $6.6 million and $6.9 million, respectively.

Environmental Legal Proceedings

The company was a defendant in a class action which originally sought $5 billion in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Canton, North Carolina mill into the Pigeon River. In October 1992, a mistrial was declared after the jury was unable to reach a unanimous verdict. In May 1993, the court approved a settlement of the action providing for the payment of $6.5 million by the company. In June 1993, the court's approval of the settlement was appealed.

The company, Simpson Pasadena Paper Company, the Gulf Coast Waste Disposal Authority and others were defendants in two separate actions by several individuals engaged primarily in seafood-related businesses. Each of these actions sought unspecified damages allegedly resulting from the purported discharge of dioxin into the Brazos River, Galveston Bay and the Neches River from the company's Sheldon, Texas mill, the company's former mill in Pasadena, Texas and the other defendants' mills. Each of these actions was settled for an immaterial amount in December 1993.

The company is a defendant in a purported class action which originally sought $500 million in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Pensacola, Florida mill into Eleven Mile Creek, which flows into Perdido Bay. The plaintiffs are now seeking not more than $50,000 for each class member. It is anticipated that the class, if certified, will consist of approximately 1,000 members.

The company and many other corporations, municipalities and individuals are defendants in three separate actions filed in Texas by numerous individuals. Each of these actions seeks damages in excess of $5 billion, allegedly resulting from the purported disposal of waste materials, including hazardous substances, into the McGinnis Waste Disposal Site located at Hall's Bayou Ranch.

The company is vigorously defending each of the pending actions described above.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------

While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of these actions will not have a material adverse effect on the company.


Other

The industry in which the company operates is capital intensive. Due to inflation, the company's property, plant and equipment and timber and timberlands could not be replaced for the historical cost value at which they are reflected in the company's financial statements. On a current cost basis, depreciation expense and cost of timber harvested would be greater than reported on a historical cost basis.

Champion International Corporation and Subsidiaries
- --------------------------------------------------------------------------------


Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)
                                                                   1993    1992    1991    1990    1989
                                                                  ------  ------  ------  ------  ------
Earnings:
  Net sales....................................................   $5,069  $4,926  $4,786  $5,090  $5,163
  Depreciation expense and cost of timber harvested............      443     411     342     323     279
  Provision for wood products restructuring....................      ---     ---     ---     ---     ---
  Gross profit.................................................      359     362     454     800   1,048
  Income from operations.......................................       66      73     179     491     769
  Interest and debt expense....................................      224     206     211     156     136
  Other (income) expense -- net................................        7    (143)   (110)    (85)    (93)
  Income (loss) before income taxes, extraordinary item and
   cumulative effect of accounting changes.....................     (165)     10      78     420     726
  Income taxes (benefit).......................................      (31)     (4)     38     197     294
  Income (loss) before extraordinary item and cumulative effect
   of accounting changes.......................................     (134)     14      40     223     432
  Extraordinary item, net of taxes.............................      (14)    ---     ---     ---     ---
  Cumulative effect of accounting changes, net of taxes........       (8)   (454)    ---     ---     ---
  Net income (loss)............................................     (156)   (440)     40     223     432


Per Common Share: *
  Primary earnings (loss)......................................   $(1.98) $(5.05) $  .14  $ 2.11  $ 4.56
  Fully diluted earnings (loss)................................    (1.98)  (5.05)    .14    2.08    4.43
  Cash dividends declared......................................      .20     .20     .20    1.10    1.10
  Cash dividends paid..........................................      .20     .20    .425    1.10   1.075
  Shareholders' equity.........................................    31.23   33.53   39.02   39.10   38.12


Financial Position:
  Current assets...............................................   $1,114  $1,142  $1,162  $1,104  $1,074
  Timber and timberlands -- net................................    1,839   2,012   1,666   1,645   1,613
  Property, plant and equipment -- net.........................    5,802   5,763   5,386   5,117   4,404
  Other assets and deferred charges............................      388     464     442     485     440
                                                                  ------  ------  ------  ------  ------
    Total assets...............................................   $9,143  $9,381  $8,656  $8,351  $7,531
                                                                  ======  ======  ======  ======  ======

  Current liabilities..........................................   $  772  $  786  $  794  $  801  $  804
  Long-term debt and other liabilities.........................    3,990   3,928   3,162   2,864   2,175
  Deferred income taxes........................................    1,077   1,159     678     651     605
  Minority interest in subsidiaries............................       54      49      51      56      58
  $92.50 convertible preference stock..........................      300     300     300     300     300
  Shareholders' equity.........................................    2,950   3,159   3,671   3,679   3,589
                                                                  ------  ------  ------  ------  ------
    Total liabilities and shareholders' equity.................   $9,143  $9,381  $8,656  $8,351  $7,531
                                                                  ======  ======  ======  ======  ======

Other Statistics:
  Expenditures for property, plant and equipment...............   $  476  $  623  $  604  $  959  $  916
  Timber and timberlands expenditures..........................   $  130  $   95  $   58  $   88  $   78
  U.S. timber acreage owned or controlled......................      5.1     6.0     6.2     6.4     6.4
  Common shares outstanding at year-end........................       93      93      93      93      93
  Dividends declared on preference shares......................   $   28  $   28  $   28  $   28  $    2
  Dividends declared on common shares..........................   $   19  $   19  $   19  $  102  $  104
  Current ratio................................................      1.4     1.5     1.5     1.4     1.3
  Ratio of total debt to total capitalization..................    .44:1   .42:1   .40:1   .38:1   .32:1
  Return on average shareholders' equity and $92.50 convertible preference stock before extraordinary item and cumulative
   effect of accounting changes................................    (4.0)%    0.4%    1.0%    5.6%   12.2%

* Primary and fully diluted earnings (loss) per share for 1993 include the cumulative effect of an accounting change of $(.08) and extraordinary item for early retirement of debt of $(.15).

  Primary and fully diluted earnings (loss) per share for 1992 include the cumulative effect of accounting changes of $(4.90).

- --------------------------------------------------------------------------------


 1988     1987    1986    1985    1984    1983
- ------   ------  ------  ------  ------  ------
$5,129   $4,615  $4,388  $5,770  $5,121  $4,264
   260      252     270     263     204     187
   ---      ---     ---     ---     220     ---
 1,141      872     798     903     585     588
   861      598     438     364      82     155
   161      177     170     171     102      66
   (30)    (198)    (45)    (52)    ---     (41)

   730      619     313     245     (20)    130
   274      237     112      82     (14)     48

   456      382     201     163      (6)     82
   ---      ---     ---     ---     ---     ---
   ---      ---     ---     ---     ---     ---
   456      382     201     163      (6)     82



$ 4.80   $ 4.03  $ 2.08  $ 1.59  $ (.36) $ 1.22
  4.65     3.92    2.05    1.59    (.36)   1.22
   .95      .72     .52     .46     .40     .40
   .90      .65     .52     .43     .40     .40
 35.06    30.82   27.52   26.08   25.27   29.65



$  986   $  896  $  811  $1,041  $1,681  $  954
 1,581    1,554   1,555   1,569   1,527     472
 3,702    3,340   3,309   3,143   3,287   1,944
   431      389     432     345     320     206
- ------   ------  ------  ------  ------  ------

$6,700   $6,179  $6,107  $6,098  $6,815  $3,576
======   ======  ======  ======  ======  ======


$  699   $  657  $  734  $1,118  $1,904  $  510
 2,133    2,120   2,462   2,057   2,169   1,080
   474      415     281     290     197     168
    49       51      38      34      48      36
   ---      ---     ---     ---     ---     ---
 3,345    2,936   2,592   2,599   2,497   1,782
- ------   ------  ------  ------  ------  ------

$6,700   $6,179  $6,107  $6,098  $6,815  $3,576
======   ======  ======  ======  ======  ======



$  585   $  340  $  446  $  443  $  405  $  202
$   88   $   62  $   53  $   43  $   34  $   31
   6.4      6.5     6.5     6.5     6.8     3.3
    95       95      94      93      93      55
$  ---   $  ---  $    6  $   15  $   15  $   15
$   91   $   69  $   49  $   43  $   26  $   22
   1.4      1.4     1.1      .9      .9     1.9
 .34:1    .36:1   .44:1   .42:1   .50:1   .34:1


  14.5%    13.8%    7.8%    6.4%  (0.3)%    4.7%


Common Stock Prices and Dividends Paid
- --------------------------------------
Quarterly sales prices for the company's common stock as reported on the New York Stock Exchange composite tape, and quarterly dividends paid in 1993 and 1992 were:


                               March 31  June 30  Sept. 30  Dec. 31
                               --------  -------  --------  -------
1993
- ----
High                            $33      $34 5/8   $34 1/8  $34
Low                              27 1/8   29 7/8    29 1/4   28 5/8
Dividends Paid                      .05      .05       .05      .05
                               --------  -------  --------  -------
1992
- ----
High                            $28 7/8  $30 1/4   $27 7/8  $29 7/8
Low                              23 1/2   25 1/8    23 3/4   23 7/8
Dividends Paid                      .05      .05       .05      .05
                               --------  -------  --------  -------
