Form 10-K405, Exhibit 13
CHAMPION INTERNATIONAL CORP
filed 1995-03-30
CIK 19150

                                                                      EXHIBIT 13



Paper
--------------------------------------------------------------------------------

Years Ended December 31


Net Sales   (in millions of dollars)          1994        %       1993         %        1992         %
------------------------------------        ------      ---     ------       ---      ------       ---

Product Category:

Printing and writing papers.........        $2,042       48     $1,830        48      $1,795        47
Publication papers..................           867       21        801        21         785        20
Bleached kraft market pulp..........           369        9        289         7         374        10
Newsprint...........................           352        8        342         9         318         8
Milk cartons........................           248        6        267         7         268         7
Paperboard and kraft paper..........           235        5        192         5         194         5
Industrial products.................            74        2         69         2          70         2
Miscellaneous products..............            30        1         28         1          31         1
                                            ------      ---     ------       ---      ------       ---
                                            $4,217      100     $3,818       100      $3,835       100
                                            ======      ===     ======       ===      ======       ===

Wood Products
--------------------------------------------------------------------------------

Years Ended December 31


Net Sales     (in millions of dollars)           1994          %          1993         %           1992         %
--------------------------------------         ------        ---        ------       ---         ------       ---

Product Category:

Lumber................................         $  481         44        $  480        38         $  368        34
Softwood plywood and waferboard.......            264         24           333        27            301        28
Logs and stumpage.....................            253         23           272        22            257        23
Sidings and industrial plywood........             47          4            85         7             80         7
Hardwood plywood, related sheet
  and hardboard.......................             32          3            32         2             30         3
Miscellaneous products................             24          2            49         4             56         5
                                               ------        ---        ------       ---         ------       ---
                                               $1,101        100        $1,251       100         $1,092       100
                                               ======        ===        ======       ===         ======       ===

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Income  (in thousands, except per share amounts)

                     Years Ended December 31                1994             1993              1992
--------------------------------------------          ----------       ----------        ----------

Net Sales...................................          $5,318,192       $5,068,833        $4,926,471

Cost of products sold.......................           4,752,926        4,709,757         4,564,637
Selling, general and administrative
  expenses..................................             299,266          292,684           288,463
                                                      ----------       ----------        ----------
Income from Operations......................             266,000           66,392            73,371

Interest and debt expense (Notes 3 and 6)...             235,086          224,658           206,295
Other (income) expense - net (Note 11)......             (57,342)           7,410          (142,516)
                                                      ----------       ----------        ----------
Income (Loss) before Income Taxes,
  Extraordinary Item and Cumulative Effect of
  Accounting Changes.........................             88,256         (165,676)            9,592


Income Taxes (Benefit) (Note 12).............             24,951          (31,222)           (4,328)
                                                      ----------       ----------        ----------
Income (Loss) before Extraordinary Item and
  Cumulative Effect of Accounting Changes....             63,305         (134,454)           13,920

Extraordinary Item - Loss on Early Retirement
  of Debt, Net of Taxes......................                ---          (14,266)              ---

Cumulative Effect of Accounting Changes,
  Net of Taxes (Notes 1, 12 and 13).........                 ---           (7,523)         (454,314)
                                                      ----------       ----------        ----------
Net Income (Loss)...........................          $   63,305       $ (156,243)       $ (440,394)
                                                      ==========       ==========        ==========

Dividends on Preference Stock (Note 8)......              27,750           27,750            27,750
                                                      ----------       ----------        ----------
Net Income (Loss) Applicable to Common Stock          $   35,555       $ (183,993)       $ (468,144)
                                                      ==========       ==========        ==========

Average Number of Common Shares Outstanding.              93,061           92,788            92,639
                                                      ==========       ==========        ==========

Earnings (Loss) Per Common Share:
Income (Loss) before Extraordinary Item and           $      .38       $    (1.75)       $     (.15)
  Cumulative Effect of Accounting Changes...
Extraordinary Item - Loss on Early                           ---             (.15)              ---
  Retirement of Debt........................                 ---             (.08)            (4.90)
Cumulative Effect of Accounting Changes.....          ----------       ----------        -----------
Net Income (Loss)...........................          $      .38       $    (1.98)       $    (5.05)
                                                      ==========       ==========        ===========



The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Retained Earnings  (in thousands, except per share amounts)

                     Years Ended December 31              1994           1993          1992
--------------------------------------------        ----------     ----------    ----------

Beginning Balance...........................        $1,861,535     $2,064,120    $2,550,836

Net Income (Loss)...........................            63,305       (156,243)     (440,394)

Cash Dividends Declared:
$92.50 Convertible Preference Stock - $92.50
  per share in 1994, 1993 and 1992..........           (27,750)       (27,750)      (27,750)
Common Stock - $.20 per share in 1994, 1993
  and 1992..................................           (18,614)       (18,592)      (18,572)
                                                    ----------     ----------    ----------

Ending Balance..............................        $1,878,476     $1,861,535    $2,064,120
                                                    ==========     ==========    ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)


Assets                                     December 31          1994              1993
------------------------------------------------------    ----------        ----------

Current Assets:
Cash and cash equivalents.............................    $   90,948        $   55,653
Short-term investments................................           ---             7,197
Receivables...........................................       562,085           494,426
Inventories (Note 2)..................................       441,430           469,269
Prepaid expenses......................................        23,286            22,818
Deferred income taxes (Note 12).......................        61,032            65,064
                                                          ----------        ----------
  Total Current Assets................................     1,178,781         1,114,427
                                                          ----------        ----------

Timber and Timberlands, at cost - less cost of timber
  harvested...........................................     1,846,823         1,838,550
                                                          ----------        ----------


Property, Plant and Equipment, at cost
  (Notes 3, 6 and 7)..................................     8,579,254         8,467,756
Less - Accumulated depreciation.......................     2,976,640         2,665,720
                                                          ----------        ----------
                                                           5,602,614         5,802,036
                                                          ----------        ----------

Other Assets and Deferred Charges.....................       335,410           387,756
                                                          ----------        ----------

                                                          $8,963,628        $9,142,769
                                                          ==========        ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries


Consolidated Balance Sheet  (in thousands of dollars)


Liabilities and Shareholders' Equity       December 31                  1994             1993
------------------------------------------------------            ----------       ----------

Current Liabilities:
Current installments of long-term debt (Note 6)........           $  308,922       $   88,052
Short-term bank borrowings (Note 6)....................               90,184           88,258
Accounts payable and accrued liabilities (Note 5)......              592,033          591,153
Income taxes (Note 12).................................               43,273            4,841
                                                                  ----------       ----------
  Total Current Liabilities............................            1,034,412          772,304
                                                                  ----------       ----------

Long-Term Debt (Note 6)................................            2,889,252        3,316,165
                                                                  ----------       ----------
Other Liabilities (Notes 13 and 16)....................              670,761          672,788
                                                                  ----------       ----------
Deferred Income Taxes (Note 12)........................            1,039,927        1,077,234
                                                                  ----------       ----------
Minority Interest in Subsidiaries......................               68,531           54,160
                                                                  ----------       ----------
Commitments and Contingent Liabilities
  (Notes 7, 16 and 17).................................                  ---              ---

Preference Stock, $1.00 par value, $92.50 Cumulative
 Convertible Series; 300,000 shares issued and
 outstanding (redeemable at maturity for $300,000)                   300,000          300,000
  (Note 8).............................................           ----------       ----------

Shareholders' Equity:
Capital Shares (Notes 8 and 9):
  Preference Stock, 8,231,431 shares authorized but
    unissued...........................................                  ---              ---
  Common stock, $.50 par value: 250,000,000 authorized
    shares; 96,786,039 and 96,367,755 issued shares....               48,393           48,184
  Capital surplus......................................            1,175,008        1,163,555
Retained earnings (Note 6).............................            1,878,476        1,861,535
                                                                  ----------       ----------
                                                                   3,101,877        3,073,274

Treasury shares, at cost (Note 8)......................             (100,308)        (100,233)
Cumulative translation adjustment......................              (40,824)         (22,923)
                                                                  ----------       ----------

                                                                   2,960,745        2,950,118
                                                                  ----------       ----------

                                                                  $8,963,628       $9,142,769
                                                                  ==========       ==========


The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries


Consolidated Cash Flows  (in thousands of dollars)

              Years Ended December 31                       1994                1993               1992
-------------------------------------                -----------         -----------         ----------

Cash flows from operating activities:
Net Income (Loss)....................                $    63,305         $  (156,243)        $ (440,394)

Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Extraordinary item.................                        ---              14,266                ---
  Cumulative effect of accounting
    changes..........................                        ---               7,523            454,314
  Depreciation expense...............                    379,386             360,240            338,004
  Cost of timber harvested...........                     79,311              83,194             72,496
  (Gain) loss on sale of assets......                    (10,651)             (9,973)          (103,778)
  (Increase) in receivables..........                    (70,938)            (28,235)           (11,274)
  (Increase) decrease in inventories.                     21,755             (13,529)            (4,830)
  (Increase) decrease in prepaid
    expenses.........................                       (989)             (2,789)             5,091
  Increase (decrease) in accounts
    payable and accrued liabilities..                      4,975             (61,296)           (10,263)
  Increase (decrease) in income taxes
    payable..........................                     38,707              (3,032)            (1,517)
  Increase (decrease) in other
    liabilities......................                     (7,250)             21,164             (2,027)
  (Decrease) in deferred income taxes                    (26,746)            (26,843)           (11,904)
  All other - net....................                     62,486              16,348            (26,143)
                                                     -----------         -----------         ----------
Net cash provided by operating                           533,351             200,795            257,775
  activities.........................                -----------         -----------         ----------

Cash flows from investing activities:
  Expenditures for property, plant
    and equipment....................                   (225,042)           (475,633)          (622,976)
  Timber and timberlands
    expenditures.....................                   (103,830)           (130,147)           (95,313)
  Purchase of investments............                    (28,902)           (123,978)          (203,424)
  Proceeds from sales and redemptions
    of investments...................                     61,893             230,561            145,461
  Proceeds from sales of property,
    plant and equipment and timber
    and timberlands..................                     38,723             304,773            174,417
  All other - net....................                     (4,796)            (17,448)            (9,096)
                                                     -----------         -----------         ----------
Net cash used in investing activities                   (261,954)           (211,872)          (610,931)
                                                     -----------         -----------         ----------
Cash flows from financing activities:
  Proceeds from issuance of long-term
    debt.............................                    424,857           1,382,715            770,052
  Payments of current installments of
    long-term debt and long-term
    debt.............................                   (621,769)         (1,307,909)          (439,646)
  Cash dividends paid................                    (46,351)            (46,334)           (46,326)
  All other - net....................                      7,161               1,580             (6,942)
                                                     -----------         -----------         ----------
Net cash provided by (used in)
 financing activities................                   (236,102)             30,052            277,138
                                                     -----------         -----------         ----------
Increase (decrease) in cash and cash
  equivalents........................                     35,295              18,975            (76,018)

Cash and cash equivalents:
  Beginning of period................                     55,653              36,678            112,696
                                                     -----------         -----------         ----------
  End of period......................                $    90,948         $    55,653         $   36,678
                                                     ===========         ===========         ==========
Supplemental cash flow disclosures:
  Cash paid during the year for:
    Interest (net of capitalized
      amounts).......................                $   236,481         $   225,764         $  201,925
    Income taxes (net of refunds)
      (Note 12)......................                      1,051              11,867             15,181

         The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

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

C.  Inventories

Inventories are generally stated at the lower of average cost or market (market approximates net realizable value), except for certain inventories of the paper segment which are stated on the last-in, first-out (LIFO) method.

D.  Capitalization and Amortization of Certain Costs

Pre-operating expenses and start-up costs incurred in connection with the construction of major properties are deferred until such properties become operational. These expenses and costs are then amortized over a five-year period. No pre-operating expenses and start-up costs were deferred during 1994.

E.  Fixed Assets

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

For financial reporting purposes, plant and equipment are depreciated using the straight-line method over the estimated service lives of the individual assets. Machinery and equipment lives range from 3 to 35 years, buildings from 10 to 40 years and land improvements from 5 to 24 years. Leasehold improvements are amortized over the shorter of the lives of the leases or estimated service lives. Cost of timber harvested is based on the estimated quantity of timber available during the growth cycle and is credited directly to the asset accounts (Notes 3, 6 and 7).

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

F.  Revenue Recognition

The company recognizes revenues as products are shipped.

G.  Earnings Per Common Share

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

H.  Foreign Currency Translation

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

I.  Derivative Financial Instruments

The company occasionally enters into interest rate swap agreements to hedge the impact of changes in interest rates on the company's outstanding variable rate debt. In addition, the company occasionally enters into foreign exchange contracts to mitigate the risks associated with its exposure to fluctuations in foreign currency exchange rates. The swap agreements and foreign exchange contracts are held for purposes other than trading. At December 31, 1994, the company had no foreign exchange contracts and had one interest rate swap agreement, maturing in March 1995, covering $10 million of debt.

J.  Accounting Changes

During the fourth quarter of 1993, the company adopted, retroactive to January 1, 1993, Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits" (Note 13).

During the fourth quarter of 1992, the company adopted, retroactive to January 1, 1992, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (Note 13) and SFAS No. 109, "Accounting for Income Taxes" (Note
12).

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements



Note 2.  Inventories


December 31              (in thousands of dollars)           1994        1993
--------------------------------------------------       --------    --------

Paper, pulp and packaging products................       $150,249    $182,569
Wood products.....................................         44,509      35,495
Logs..............................................         69,491      65,603
Pulpwood..........................................         19,369      17,152
Raw materials, parts and supplies.................        157,812     168,450
                                                         --------    --------

                                                         $441,430    $469,269
                                                         ========    ========

At December 31, 1994 and 1993, inventories stated using the last-in, first-out
(LIFO) method, representing approximately 12% and 22% of total inventories, were $54,601,000 and $102,339,000, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $64,920,000 and $59,961,000 at December 31, 1994 and 1993, respectively.

The LIFO inventory reduction in 1994 resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to decrease cost of products sold by $3.9 million and to increase net income by $2.4 million or $.03 per share.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 3.  Property, Plant and Equipment



December 31 (in thousands of dollars)                      1994                    1993
-------------------------------------               -----------             -----------

Land and land improvements...........               $   310,393             $   303,591
Buildings and leasehold improvements                    905,205                 902,814
Machinery and equipment..............                 7,176,025               7,065,628
Construction in progress.............                   187,631                 195,723
                                                    -----------             -----------

                                                      8,579,254               8,467,756

Accumulated depreciation.............                (2,976,640)            (2,665,720)
                                                    -----------             -----------

                                                    $ 5,602,614             $ 5,802,036
                                                    ===========             ===========


Interest capitalized into construction in progress during 1994, 1993 and 1992 was $7,926,000, $33,784,000 and $39,628,000, respectively.


Depreciation expense includes the following components:


Years Ended December 31 (in thousands of dollars)          1994        1993        1992
---------------------------------------------------    --------    --------    --------

Land improvements..................................    $ 15,295    $ 14,041    $  8,472
Buildings and leasehold improvements...............      26,773      26,270      24,034
Machinery and equipment............................     337,318     319,929     305,498
                                                       --------    --------    --------

                                                       $379,386    $360,240    $338,004
                                                       ========    ========    ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 4.  Lines of Credit



At December 31, 1994, the company had unused U.S. lines of credit of approximately $1,035 million ($382 million of which supported short-term borrowings classified as long-term debt as discussed in Note 6) and unused foreign lines of credit of approximately $179 million. At December 31, 1994, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Commitment fees of .15% are required on the $1,100 million U.S. lines of credit, which are available to November 15, 1999 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than .25% are required on the $203 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 5.  Accounts Payable and Accrued Liabilities



December 31                 (in thousands of dollars)               1994           1993
-----------------------------------------------------           --------       --------

Accounts payable.....................................           $259,158       $243,920
                                                                --------       --------
Dividends payable....................................              4,668          4,654
                                                                --------       --------
Accrued liabilities:
  Payrolls and commissions...........................            117,364        104,520
  Employee benefits..................................             59,212         50,668
  Interest...........................................             47,496         49,611
  Taxes, other than income taxes.....................             30,376         25,462
  Other..............................................             73,759        112,318
                                                                --------       --------

       Total accrued liabilities.....................            328,207        342,579
                                                                --------       --------

                                                                $592,033       $591,153
                                                                ========       ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 6.  Indebtedness


December 31                 (in thousands of dollars)               1994            1993
-----------------------------------------------------         ----------      ----------

Secured debt, 9.8% average rate, payable
  through 2007 (a)...................................         $    2,812      $   41,375
Unsecured debt, 7.4% average rate, payable through
  2028 (b)...........................................          2,951,084       3,115,570
Lease obligations, 6.9% average rate, payable
  through 2029.......................................            236,598         237,666
Other contractual obligations, 5.9% average rate,
  payable through 1998...............................              7,680           9,606
                                                              ----------      ----------
       Total Debt....................................          3,198,174       3,404,217
Less:  Current installments of long-term debt........            308,922          88,052
                                                              ----------      ----------
Long-term debt (c)...................................         $2,889,252      $3,316,165
                                                              ==========      ==========
Short-term bank borrowings (d).......................         $   90,184      $   88,258
                                                              ==========      ==========

(a) Such debt is secured by certain assets with a net book value at December 31, 1994 of approximately $12 million.

(b) Unsecured debt includes borrowings payable in less than one year. The company has the ability to refinance these borrowings under the credit agreements discussed in Note 4. At December 31, 1994, $332 million of U.S. commercial paper and $50 million of U.S. short-term obligations have been classified as long-term debt since the company intends to renew or refinance these obligations through 1995 and into future periods.

     Unsecured debt at December 31, 1994 and 1993 includes $150 million of the company's 6 1/2% convertible subordinated debentures due April 15, 2011. The conversion rate for these debentures is 28.777 shares of the company's common stock for each $1,000 principal amount of debentures.

(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1995 through 1999 are $309 million, $102 million, $245 million, $386 million and $738 million, respectively.

(d) Weighted average interest rates on outstanding balances for 1994 and 1993 were 6.3% and 4.7%, respectively. These rates exclude book cash overdrafts of $81 million and $62 million, respectively, at December 31, 1994 and 1993.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $464 million of consolidated retained earnings at December 31, 1994 is free of such restrictions.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 7.  Commitments

                                                     Future Minimum Lease Payments
                                                  ----------------------------------


                                                  Capitalized         Non-Cancelable
Period              (in thousands of dollars)          Leases       Operating Leases
---------------------------------------------     -----------       ----------------

1995.........................................        $ 16,589               $ 23,248
1996.........................................          16,568                 21,095
1997.........................................          16,547                 19,363
1998.........................................          16,525                 17,387
1999.........................................          16,504                 21,183
Thereafter...................................         556,975                238,177
                                                     --------               --------

Total payments...............................         639,708                340,453
                                                     --------               --------

Less:  Sublease rental income................             ---                 71,265
                                                                            --------


Net operating lease payments.................             ---               $269,188
                                                                            ========

Less:  Amount representing interest..........         399,918
                                                     --------

Present value of capitalized lease payments
  ($350 current; $239,440 long-term).........        $239,790
                                                     ========

The following schedule shows the composition of total rental expense for all operating leases:


Years Ended December 31 (in thousands of dollars)      1994        1993        1992
---------------------------------------------------   -------     -------     -------

Minimum rentals....................................   $25,120     $25,204     $26,082
Less:  Sublease rental income......................       619         573         970
                                                      -------     -------     -------

                                                      $24,501     $24,631     $25,112
                                                      =======     =======     =======

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 8.  Capital Shares

Redeemable Preference Stock
---------------------------

On December 6, 1989, the company issued 300,000 shares of Preference Stock, $92.50 Cumulative Convertible Series, $1.00 par value ("$92.50 Preference Stock"). In preference to shares of common stock, each share is entitled to cumulative cash dividends of $92.50 per year and $1,000 upon liquidation. Each share is convertible into approximately 26.3 shares of common stock and has approximately 26.3 votes on all matters submitted to shareholders. In the event of arrearages in $92.50 Preference Stock dividends, the company is prohibited from declaring or paying any cash dividends on its common stock. The company has the right, except in certain circumstances, to redeem all the shares at any time at $1,150 per share plus accrued dividends. On December 6, 1999, all outstanding shares must be redeemed at $1,000 per share plus accrued dividends.

Except under certain circumstances, the company has the right to purchase any securities, including common stock, owned by the original holders of the $92.50 Preference Stock before such securities are sold to third parties.

Unissued Preference Stock
-------------------------

At December 31, 1994 and 1993, 6,731,431 preference shares for which no series has been designated were authorized and unissued. At December 31, 1994 and 1993, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Common Stock
------------

Changes in common shares during the three years ended December 31, 1994 are as follows:

(In shares and thousands of dollars)

                                                                    Treasury Shares
                                           Issued Shares                (at cost)
                                -------------------------------   -----------------------
                                                Par     Capital
                                    Shares    Value     Surplus       Shares      Amount
                                ----------  -------  ----------   ----------   ---------

Balance at January 1, 1992....  96,089,717  $48,045  $1,156,639   (3,169,982)  $(100,147)

Exercise of stock options.....      40,750       20         962          ---         ---
Compensation plans............      20,368       10         550     (107,563)        (54)
Other.........................       6,277        4          (1)         ---         ---
                                ----------  -------  ----------   ----------   ---------

Balance at December 31, 1992..  96,157,112   48,079   1,158,150   (3,277,545)   (100,201)

Exercise of stock options.....     182,950       91       4,751          ---         ---
Compensation plans............      23,078       12         639      (63,810)        (32)
Other.........................       4,615        2          15          ---         ---
                                ----------  -------  ----------   ----------   ---------

Balance at December 31, 1993..  96,367,755   48,184   1,163,555   (3,341,355)   (100,233)

Exercise of stock options.....     396,300      198      10,881          ---         ---
Compensation plans............      18,824       10         573     (150,925)        (75)
Other.........................       3,160        1          (1)         ---         ---
                                ----------  -------  ----------   ----------   ---------

Balance at December 31, 1994..  96,786,039  $48,393  $1,175,008   (3,492,280)  $(100,308)
                                ==========  =======  ==========   ==========   =========

At December 31, 1994, common shares of the company were reserved for issue as follows:


$92.50 Preference Stock.............................................            7,894,737
Stock options granted or available for grant........................            7,900,050
Conversion of long-term debt........................................            4,318,695
Compensation plans..................................................            2,675,022
                                                                               ----------
                                                                               22,788,504
                                                                               ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

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

Transactions under the plans are summarized below:

                                                   Options          Option Price
                                                ----------    ------------------

Balance at January 1, 1992................       3,352,725    $17.50   to $38.25
     Granted..............................         606,600     27.50
     Exercised............................         (78,525)    17.50   to  28.13
     Surrendered or canceled..............         (96,300)    17.50   to  38.25
                                                 ---------

Balance at December 31, 1992..............       3,784,500     18.88   to  38.25
     Granted..............................         598,200     31.00
     Exercised............................        (266,300)    22.13   to  31.50
     Surrendered or canceled..............        (103,400)    24.00   to  38.25
                                                 ---------

Balance at December 31, 1993..............       4,013,000     18.88   to  38.25
     Granted..............................         582,400     30.13
     Exercised............................        (565,000)    18.88   to  38.25
     Surrendered or canceled..............         (65,600)    24.13   to  38.25
                                                 ---------

Balance at December 31, 1994..............       3,964,800     $22.13  to $38.25
                                                 =========     =================

Options exercisable at December 31, 1994..       3,388,800

At December 31, 1994, the stock options had an aggregate option price of $117,808,000.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 10.  Fair Value of Financial Instruments

                                        1994                        1993
                              -------------------------   -------------------------
December 31                      Carrying          Fair      Carrying          Fair
(in thousands of dollars)          Amount         Value        Amount         Value
---------------------------   -----------  ------------   -----------   -----------


Assets (Liabilities):
Short-term investments.....   $       ---   $       ---   $     7,197   $     7,197
Long-term debt, excluding
  lease obligations........    (2,961,576)   (2,968,339)   (3,166,551)   (3,408,342)
$92.50 Preference Stock....      (300,000)     (345,000)     (300,000)     (345,000)

The fair value of the company's short-term investments is based on quoted market prices at the reporting date for those or similar investments. The fair value of the company's long-term debt, which includes current installments, is estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowings. The fair value of the company's $92.50 Preference Stock is estimated to be the amount at which (together with accrued dividends) the company has the right, except in certain circumstances, to redeem the shares. On December 6, 1999, all outstanding shares of $92.50 Preference Stock must be redeemed at the carrying amount plus accrued dividends.

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term bank borrowings, and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 11.  Other (Income) Expense -- Net


Years Ended December 31
(in thousands of dollars)                      1994            1993         1992
-------------------------------------     ---------       ---------    ---------

Interest income......................     $ (31,107)      $ (30,135)   $ (23,825)
Foreign currency losses -- net.......        10,725          24,717        5,116
Minority interest in income of
  subsidiaries.......................        18,243           7,288        2,856
Equity in net income of affiliates...          (337)           (463)        (972)
Royalty, rental and commission
  income.............................       (13,031)         (8,276)     (13,950)
Net gain on disposal of fixed assets,
  timberlands and investments (a)....       (14,151)         (9,973)    (103,778)
Miscellaneous -- net (b).............       (27,684)         24,252       (7,963)
                                          ---------       ---------    ---------
                                          $ (57,342)      $   7,410    $(142,516)
                                          =========       =========    =========



(a) 1994 included a gain of $16 million from the sale of the company's interest in a Swedish linerboard mill. 1992 included a gain of $107 million from sales of portions of the company's West Coast timberlands, including the sale of its wood products facility in Roseburg, Oregon.

(b) 1994 included income of $19 million from a refund due on countervailing duties on lumber exports from Canada into the United States in prior years. 1992 included income of $30 million from the favorable resolution of certain issues in Brazil.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 12.  Income Taxes

The provision for income taxes includes the following components:


Years Ended December 31 (in thousands of dollars)           1994              1993               1992
-------------------------------------------------      ---------         ---------          ---------

Provision for income taxes currently
  payable (receivable):
  Federal........................................      $  (2,920)        $ (15,206)         $     ---
  State and local................................          2,100             1,680              1,820
  Foreign........................................         52,517             9,147              5,756
                                                       ---------         ---------          ---------
                                                          51,697            (4,379)             7,576
                                                       ---------         ---------          ---------
Provision for deferred income taxes:
  Federal........................................        (36,274)          (34,005)           (40,233)
  State and local................................         (4,667)           (8,821)            (2,071)
  Foreign........................................         14,195            15,983             30,400
                                                       ---------         ---------          ---------
                                                         (26,746)          (26,843)           (11,904)
                                                       ---------         ---------          ---------
                                                       $  24,951         $ (31,222)         $  (4,328)
                                                       =========         =========          =========



Domestic and foreign income (loss) before income taxes, extraordinary item and cumulative effect of accounting changes are as follows:


Years Ended December 31 (in thousands of dollars)          1994               1993               1992
-------------------------------------------------     ---------          ---------          ---------

Domestic.........................................     $(110,544)         $(250,755)         $(114,450)
Foreign..........................................       198,800             85,079            124,042
                                                      ---------          ---------          ---------
Total income before income taxes, extraordinary
  item and cumulative effect of accounting
  changes........................................     $  88,256          $(165,676)         $   9,592
                                                      =========          =========          =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Principal reasons for the variation between the effective rate and the statutory federal income tax rate are as follows:


Years Ended December 31                                     1994             1993             1992
--------------------------------------------------        ------           ------           ------

Statutory rate -- provision (benefit).............          35.0 %          (35.0)%           34.0 %
Rate difference -- foreign subsidiaries...........          (3.9)            (1.0)            28.5
Foreign dividends.................................           8.2              1.3             45.7
State and local taxes, net of federal tax effect..          (1.9)            (2.8)            (1.7)
Adjustment to prior years' income taxes...........          (5.6)             4.4           (103.1)
Adjustment of purchase accounting liabilities.....           ---             (0.4)           (63.7)
Statutory rate change adjustments.................           ---             14.1              ---
All other -- net..................................          (3.5)             0.6             15.2
                                                          ------            ------          ------
Effective income tax rate.........................          28.3 %          (18.8)%          (45.1)%
                                                          ======           ======           ======

Deferred tax liabilities (assets) are composed of the following:


Years Ended December 31  (in thousands of dollars)                1994                   1993
--------------------------------------------------             ----------             ----------

Depreciation and cost of timber harvested.........             $1,677,529             $1,671,507
Capitalization of interest and deferral of
 pre-operating and start-up costs (net)...........                 44,940                 52,362
Other.............................................                 45,544                 44,696
                                                               ----------             ----------
      Gross Liabilities...........................              1,768,013              1,768,565
                                                               ----------             ----------
Loss and other carryforwards......................               (404,668)              (388,780)
Accrued liabilities and reserves..................               (174,116)              (181,932)
Postretirement benefits other than pensions.......               (151,175)              (144,044)
Other.............................................                (93,166)               (83,930)
                                                               ----------             ----------
      Gross Assets................................               (823,125)              (798,686)
                                                               ----------             ----------
Valuation allowance...............................                 34,007                 42,291
                                                               ----------             ----------
                                                               $  978,895             $1,012,170
                                                               ==========             ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


As of December 31, 1994, the company had available, for U.S. income tax return purposes, general business credit carryforwards of $51,900,000, which expire from 1999 through 2008; net operating loss carryforwards of $654,700,000, which expire from 2006 through 2009; and alternative minimum tax credit carryforwards of $99,600,000, which do not expire.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $800,900,000 at December 31, 1994. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance primarily relates to general business credit carryforwards. The decrease in the valuation allowance of $8,284,000 for 1994 is primarily due to the resolution of issues with respect to the utilization of such carryforwards.

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

Note 13.  Pension and Other Benefit Plans

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

The net periodic pension cost of these plans in 1994, 1993 and 1992 included the following:

                        (in thousands of dollars)       1994       1993       1992
-------------------------------------------------  ---------  ---------  ---------
Service cost--benefits earned during the period..  $  25,301  $  25,256  $  24,257
Interest cost on projected benefit obligation....     95,461     98,667     96,248
Actual return on plan assets.....................     (4,883)  (208,714)  (105,909)
Net amortization and deferral....................   (128,456)    90,806     (3,662)
                                                   ---------  ---------  ---------
Net periodic pension cost (income)...............  $ (12,577) $   6,015  $  10,934
                                                   =========  =========  =========
----------------------------------------------------------------------------------
Assumptions used in determining 1994, 1993 and
 1992 net periodic pension cost were:

Expected long-term rate of return on assets......       10.0%      10.0%      10.0%
Discount rate....................................        7.3%       8.3%       8.5%
Long-term rate of increase in compensation levels        4.3%       5.3%       5.5%
----------------------------------------------------------------------------------

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

The accrued pension cost at December 31, 1994 and 1993 for defined benefit plans is shown below. The measurement dates used to determine the funded status were September 30, 1994 and 1993. Benefit obligations for 1994 and 1993 were determined using an assumed discount rate of 8.0% and 7.25%, respectively, and an assumed average long-term rate of increase in compensation levels of 5.0% and 4.25%, respectively. Plan assets consist primarily of listed stocks and bonds.

                                                         Assets Exceed Accumulated Benefits
                                                         ----------------------------------
                                                               1994                 1993
                                                         ----------           ----------

(in thousands of dollars)
-------------------------

Actuarial present value of benefit obligations:
    Vested benefit obligation..................          $1,158,733           $1,179,538
                                                         ==========           ==========

    Accumulated benefit obligation.............          $1,195,890           $1,214,997
                                                         ==========           ==========

    Projected benefit obligation...............          $1,295,767           $1,330,228

Plan assets at fair value......................           1,290,416            1,362,952
                                                         ----------           ----------

Plan assets in excess of (less than) the
  projected benefit obligation.................              (5,351)              32,724

Unrecognized net (gain) loss...................               8,425              (43,014)

Prior service cost not yet recognized in net
  periodic pension cost........................              28,361               23,437

Unrecognized net transitional (asset)..........             (16,929)             (18,369)
                                                         ----------           ----------

Pension asset (liability)......................          $   14,506           $   (5,222)
                                                         ==========           ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Other Retiree Benefits
----------------------

The company provides certain health care and life insurance benefits to eligible retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service. These benefit plans are unfunded.

Summary information on the company's plans providing postretirement benefits other than pensions is as follows:


December 31          (in thousands of dollars)              1994                   1993
----------------------------------------------          --------               --------

Accumulated postretirement benefit obligation:
  Retirees....................................          $270,100               $308,000
  Fully eligible, active plan participants....            29,300                 42,100
  Other active plan participants..............            53,600                 53,500
                                                        --------               --------

Accumulated postretirement benefit obligation            353,000                403,600
Unrecognized prior service (cost) benefit.....            28,400                 30,400
Unrecognized net (loss).......................            (1,700)               (57,600)
                                                        --------               --------

Accrued postretirement benefit obligation.....          $379,700               $376,400
                                                        ========               ========


Net periodic postretirement benefit cost for 1994, 1993 and 1992 includes the following components:

(in thousands of dollars)                            1994       1993      1992
-------------------------------------------      --------   --------  --------

Service cost...............................       $ 4,300    $ 4,800   $ 4,300
Interest cost on accumulated postretirement
  benefit obligation.......................        29,100     32,700    30,500
Net amortization and deferral..............          (900)       ---       ---
                                                  -------    -------   -------

Net periodic postretirement benefit cost...       $32,500    $37,500   $34,800
                                                  =======    =======   =======

The accumulated postretirement benefit obligation at December 31, 1994 and 1993 was determined using an assumed discount rate of 8.25% and 7.5%, respectively. The assumed health care cost trend rate used for measurement purposes was 9.2% for 1995, declining ratably to an ultimate rate of 5% over a period of seven years.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1994 would be increased by approximately 10%. The effect of this change on the aggregate of service and interest cost for 1994 would be an increase of approximately 10%.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

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



Postemployment Benefits
-----------------------

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 14.  Business Segments

Information about the company's operations in different businesses for the three years ended December 31, 1994 is as follows:

                                              Timber,
                                          Timberlands
                                             and Wood   Corporate  Consolidated
(in thousands of dollars)          Paper     Products   and Other         Total
---------------------------  -----------  -----------  ----------  ------------

Net Sales to
Unaffiliated Customers:

  1994.................      $4,216,795    $1,101,397  $      ---     $5,318,192
  1993.................       3,817,579     1,251,254         ---      5,068,833
  1992.................       3,834,585     1,091,886         ---      4,926,471

Income from Operations:

  1994.................      $   70,887    $  242,285  $  (47,172)    $  266,000
  1993.................        (133,774)      247,989     (47,823)        66,392
  1992.................          (7,490)      125,071     (44,210)        73,371

Identifiable Assets:

  1994.................      $6,377,202    $2,170,850  $  415,576     $8,963,628
  1993.................       6,563,263     2,148,921     430,585      9,142,769
  1992.................       6,556,177     2,344,257     480,998      9,381,432

Capital Expenditures:

  1994.................      $  198,499    $  123,225  $    7,148     $  328,872
  1993.................         417,407       182,785       5,588        605,780
  1992.................         614,795        95,993       7,501        718,289

Depreciation Expense and
Cost of Timber Harvested:

  1994.................      $  387,628    $   57,346  $   13,723     $  458,697
  1993.................         358,294        72,513      12,627        443,434
  1992.................         324,010        72,562      13,928        410,500

The company's domestic and Canadian timber and timberlands assets and related capital expenditures support both business segments but were not allocated to the paper segment because identification of the specific timber and timberlands assets associated with either segment is impossible. The timber that has been harvested has been included at cost in the results of the business segments.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different geographic areas for the three years ended December 31, 1994 is as follows:


                                                               Corporate  Consolidated
(in thousands of dollars)          U.S.     Canada    Brazil   and Other         Total
---------------------------  -----------  --------  --------  ----------  ------------

Net Sales to
Unaffiliated Customers:

  1994.....................  $4,370,317   $694,104  $253,771  $     ---     $5,318,192
  1993.....................   4,185,388    610,947   272,498        ---      5,068,833
  1992.....................   4,114,609    532,623   279,239        ---      4,926,471

Income from Operations:

  1994.....................  $  125,145   $133,930  $ 54,097  $ (47,172)    $  266,000
  1993.....................     (18,063)    53,674    78,604    (47,823)        66,392
  1992.....................     (11,418)    37,778    91,221    (44,210)        73,371

Identifiable Assets:

  1994.....................  $7,254,363   $747,225  $546,464  $ 415,576     $8,963,628
  1993.....................   7,454,454    744,631   513,099    430,585      9,142,769
  1992.....................   7,588,478    718,695   593,261    480,998      9,381,432

Capital Expenditures:

  1994.....................  $  258,899   $ 14,029  $ 48,796  $   7,148     $  328,872
  1993.....................     486,074     65,035    49,083      5,588        605,780
  1992.....................     638,392     16,974    55,422      7,501        718,289

Depreciation Expense and
Cost of Timber Harvested:

  1994.....................  $  387,483   $ 32,338  $ 25,153  $  13,723     $  458,697
  1993.....................     376,456     32,513    21,838     12,627        443,434
  1992.....................     342,769     33,366    20,437     13,928        410,500

For the year ended December 31, 1994, net export sales to foreign countries totaled $544 million.

As of December 31, 1994, net assets located outside of the United States included in the consolidated financial statements were approximately $849 million. Of this amount, $492 million, which includes $51 million of cash and cash equivalents, is owned by the company's Brazilian subsidiary.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 15.  Quarterly Results of Operations (Unaudited)

(in millions of dollars, except per share amounts)

--------------------------------------------------------------------------------

                                March 31   June 30   September 30  December 31
--------------------------------------------------------------------------------

Net Sales                 1994  $1,226.1   $1,242.0      $1,384.7     $1,465.4
                          1993   1,267.0    1,256.3       1,245.3      1,300.2

Gross Profit              1994  $   83.4   $   80.5      $  161.8     $  239.6
                          1993     103.8       92.5          68.7         94.1

Income Taxes
  (Benefit) (a)           1994  $   (9.0)  $  (15.0)     $    8.8     $   40.2
                          1993     (18.7)     (14.9)          4.7         (2.3)

Income (Loss) before
  Extraordinary Item
  and Cumulative
  Effect of Accounting
  Changes (b)             1994  $  (31.0)  $  (31.1)     $   23.1     $  102.3
                          1993     (28.1)     (22.3)        (53.5)       (30.6)

Net Income (Loss) (c)     1994  $  (31.0)  $  (31.1)     $   23.1     $  102.3
                          1993     (35.6)     (22.3)        (53.5)       (44.8)

Earnings (Loss) Per
  Common Share before
  Extraordinary Item
  and Cumulative
  Effect of
  Accounting Changes      1994  $   (.41)  $   (.41)     $    .18     $   1.02
                          1993      (.38)      (.31)         (.65)        (.41)

Earnings (Loss)
  Per Common Share (c)    1994  $   (.41)  $   (.41)     $    .18     $   1.02
                          1993      (.46)      (.31)         (.65)        (.56)

(a) Income taxes (benefit) for the three month period ended December 31, 1994 included a benefit of $7 million to reflect one-time adjustments to the company's deferred tax liability. The three-month periods ended September 30 and December 31, 1993 included provisions of $23 million and $11 million, respectively, to reflect one-time adjustments to the company's deferred tax liability.

(b) Other (income) expense - net included non-recurring pre-tax income of $34 million for the three month period ended December 31, 1994 and $10 million for the three month period ended December 31, 1993.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


(c) Net income (loss) and earnings (loss) per common share for the three month period ended March 31, 1993 included the one-time charge for the cumulative effect of an accounting change of $8 million, or $.08 per share, respectively, for the adoption as of January 1, 1993 of SFAS No. 112 (Note
    13).

    Net income (loss) and earnings (loss) per common share for the three month period ended December 31, 1993 included an after-tax charge of $14 million, or $.15 per share, respectively, for a loss on early retirement of debt.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 16.  Environmental Liabilities

The company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency (the "EPA") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and by certain states under applicable state laws, with respect to the cleanup of hazardous substances at a number of sites. In the case of many of these sites, other potentially responsible parties also have been so designated. In addition, the company and, in certain instances, other responsible parties have entered into agreements with the EPA and certain states regarding the cleanup of hazardous substances at various other locations. Also, the company is involved in the remediation of certain other sites which are not the subject of investigation by federal or state agencies.

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $77 million at December 31, 1994, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1992 through 1994 were approximately $6.6 million, $6.9 million and $4.3 million, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 17.  Legal Proceedings

The company was a defendant in a class action which originally sought $5 billion in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Canton, North Carolina, mill into the Pigeon River. In October 1992, a mistrial was declared after the jury was unable to reach a unanimous verdict. In May 1993, the court approved a settlement of the action providing for the payment of $6.5 million by the company. In June 1993, the court's approval of the settlement was appealed and, in September 1994, the appeal was dismissed. In November 1994, a motion for rehearing was denied. The time has expired for any further appeal of the court's approval of the settlement and, accordingly, the settlement is final.

The company is a defendant in a class action which originally sought $500 million in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Pensacola, Florida, mill into Eleven Mile Creek, which flows into Perdido Bay. The plaintiffs now are seeking not more than $50,000 for each class member. It is anticipated that the class, which was certified in June 1994, will consist of approximately 2,000 members. The company is vigorously defending this action.

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

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Champion International Corporation:


  We have audited the accompanying consolidated balance sheet of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As explained in Notes 1, 12 and 13 of Notes to Financial Statements, the company adopted new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting for income taxes and for postretirement benefits other than pensions, effective January 1, 1992, and changing its method of accounting for postemployment benefits, effective January 1, 1993.



                                                    Arthur Andersen LLP



New York, N.Y.
January 17, 1995

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations
---------------------

Overall Annual Results
----------------------


Results for 1994 improved significantly from both 1993 and 1992. In 1994, net income was $63 million or 38 cents per share. This compared with a loss of $156 million or $1.98 per share in 1993 and a loss of $440 million or $5.05 per share in 1992. The improvement from 1993 reflected substantially higher operating income in the paper segment, while the improvement from 1992 reflected substantially higher operating income in both the paper and wood products segments.

Non-recurring items benefited 1994 results but adversely affected results for 1993 and 1992. Excluding non-recurring income and expense items, an extraordinary item and the cumulative effect of the adoption of certain new accounting standards, as described below, net income was $36 million or nine cents per share in 1994, compared with a loss of $106 million or $1.44 per share in 1993 and a loss of $95 million or $1.33 per share in 1992.

Results for 1994 included several non-recurring income and expense items, principally the sale of the company's 25 percent interest in a Swedish linerboard mill, a refund due on countervailing duties on lumber exports from Canada into the United States in prior years and certain one-time adjustments to the company's deferred tax liability. The net effect of all such items was to increase net income by approximately $27 million or 29 cents per share.

Results for 1993 included several non-recurring income and expense items, primarily a one-time adjustment to the company's deferred tax liability to reflect the impact of changes during the year in the corporate income tax rates in the United States and Canada. The net effect of all such items was to reduce net income by approximately $28 million or 31 cents per share. Results for 1993 also included an extraordinary charge to earnings of $14 million or 15 cents per share in connection with the redemption of certain debt. In addition, in 1993 the company adopted a new accounting standard relating to postemployment benefits, the cumulative effect of which resulted in a charge to earnings of $8 million or eight cents per share.

Results for 1992 included several non-recurring income and expense items, principally sales of timberlands, the net effect of which was to increase net income by approximately $109 million or $1.18 per share. Also in 1992, the company adopted two new accounting standards relating to income taxes and postretirement benefits other than pensions, the cumulative effect of which resulted in a charge to earnings of $454 million or $4.90 per share.

Significant Line Item Changes
-----------------------------

Net sales for 1994 of $5.3 billion improved from $5.1 billion in 1993 and $4.9 billion in 1992. Operating income also was up from both prior years. These improvements reflected increased shipments of paper and, to a lesser extent, higher prices for wood products and certain of the company's pulp and paper grades.

Shipments of wood products declined as the result of the sale and the closure of various wood products facilities. The aggregate cost of products sold rose from 1993 and 1992, mainly due to the increased paper shipments.

The decrease in long-term debt reflected the payment of certain debt as well as the classification of certain debt payable in 1995 as current installments of long-term debt. Although long-term debt declined from 1993 and 1992, interest and debt expense increased somewhat, reflecting higher interest rates and less capitalization of interest related to capital projects. Other (income) expense-net was substantially higher than in 1993, principally due to lower foreign currency translation expenses recorded by the company's Brazilian subsidiary, Champion Papel e Celulose Ltda., as the result of reduced inflation in Brazil, as well as the sale of the company's interest in a Swedish linerboard mill and the refund due on countervailing duties on lumber exports referred to above. Compared to 1992, other (income) expense - net declined significantly, primarily reflecting gains from the sales of timberlands in 1992 referred to above. The income tax provision was impacted favorably in 1994 and adversely in 1993 by one-time adjustments to the company's deferred tax liability.

Quarterly Results
-----------------

Excluding non-recurring items in each quarter, earnings per share of 73 cents in the fourth quarter of 1994 improved considerably from the per-share loss of 35 cents in the fourth quarter of 1993 and earnings per share of 18 cents in the third quarter of 1994. The improvement from both prior periods principally reflected substantially higher operating income in the paper segment.

Paper Segment
-------------

For the company's paper segment, operating income of $71 million in 1994 compared with losses of $134 million in 1993 and $7 million in 1992. Fourth quarter 1994 operating income of $113 million compared with a loss of $24 million in the fourth quarter of 1993 and operating income of $36 million in the third quarter of 1994.

In general, the paper business tends to follow overall economic trends. The improvement in paper segment earnings in the second half of 1994 reflected increased demand attributable to strengthening economies in the United States and Europe. In addition, on the supply side, there were few capacity increases in the industry during the year. This favorable demand/supply relationship resulted in strong markets and substantial price increases for all of the company's principal pulp and paper grades in the second half of 1994.

Results for the domestic printing and writing papers business, while a loss, improved substantially from the loss in 1993 and moderately from the loss in 1992. Volumes were significantly above 1993 and 1992 levels for uncoated papers, mainly due to the start-up of the No. 35 paper machine at the Courtland, Alabama, mill in the third quarter of 1993; volumes for coated papers increased slightly from the two prior years. Average prices for coated papers were lower than in 1993 and 1992, while average prices for uncoated papers were about the same as in the two prior years. Fourth quarter 1994 earnings represented a significant improvement from the loss in the fourth quarter of 1993 and the break-even results of the third quarter of 1994.

The improvement was due principally to price increases for both coated and uncoated papers and increased volumes for uncoated papers. Additional price increases for coated and uncoated grades were effective in January 1995, and further increases were announced for February.

At the company's Brazilian subsidiary, which produces uncoated printing and writing papers, net income (excluding non-recurring items) increased from 1993 and 1992. However, operating income declined from the two prior years. Average prices were higher than in 1993 but lower than in 1992. Volumes were slightly higher than in both prior years. The decline in operating income from both prior years reflected the impact of lower inflation on recorded sales prices and was approximately offset by a favorable adjustment to the foreign currency translation expenses included in other (income) expense - net, as discussed above. Reflecting higher overall operating income at the company's U.S. and Canadian operations and lower operating income at the Brazilian subsidiary, approximately 17% of the company's 1994 consolidated operating income, before general corporate expense, was attributable to the Brazilian subsidiary. Fourth quarter 1994 net income (excluding non-recurring items) and operating income improved from the prior and year-ago quarters, primarily due to higher domestic and export prices. Domestic and export prices continued to strengthen early in 1995.

Earnings for the publication papers business declined from 1993 but improved significantly from the loss in 1992. The decline from last year was due to lower average prices for coated groundwood papers and increased purchased pulp costs. The improvement from 1992 was attributable mainly to higher volumes and prices for coated groundwood and coated free sheet papers. Fourth quarter 1994 results improved from the fourth quarter of 1993 and the third quarter of 1994 due to higher prices for all publication paper grades. Additional price increases for certain grades were effective in January 1995, and increases for certain other grades were announced for February.

Operating income for the U.S. and Canadian market pulp operations improved substantially from the loss in 1993 and moderately from the earnings level in 1992. Results reflected higher prices for almost all grades of pulp, which more than offset lower shipments attributable to increased consumption of pulp by the company following the start-up of the No. 35 paper machine in Courtland, Alabama. Operating income in the fourth quarter of 1994 improved considerably from the loss in the fourth quarter of 1993 and slightly from the earnings level in the third quarter of 1994. The improvement was due to price increases for all pulp grades, which more than offset lower shipments caused by maintenance outages at all of the market pulp mills in the fourth quarter of 1994. Additional price increases for all grades of pulp were effective in January 1995. Since the company is a net seller of pulp, overall profits benefit from higher pulp prices; however, the company's publication papers mills and the printing and writing papers mills in Hamilton, Ohio, and Canton, North Carolina, purchase pulp from outside suppliers and are adversely affected by higher pulp prices.

Results for the newsprint operation, while a loss, represented a significant improvement from the losses in 1993 and 1992 due to higher volumes and prices. The small loss in the fourth quarter of 1994 was a considerable improvement from the losses of the prior and year-ago quarters due to higher prices. Additional price increases were announced for March and May 1995.

--------------------------------------------------------------------------------

Earnings for the packaging business were significantly above the levels in 1993 and 1992, primarily due to higher prices for kraft paper and linerboard. Fourth quarter 1994 results were up from the fourth quarter of 1993 and the third quarter of 1994 due to higher prices for both products. Additional price increases for kraft paper and most grades of linerboard were effective in January 1995.


Wood Products Segment
---------------------

For the company's wood products segment, which includes the wood-related operations of the Canadian subsidiary, Weldwood of Canada Limited, income from operations of $242 million in 1994 declined slightly from $248 million in 1993 but improved substantially from $125 million in 1992. Fourth quarter 1994 operating income of $61 million was up from $57 million in the fourth quarter of 1993 and even with the third quarter of 1994.

The earnings of the wood products segment have been strong in recent years, due primarily to supply factors such as industry timber shortages in the United States attributable to environmental considerations. In addition, demand has improved as housing starts in the United States returned to relatively high levels in 1993 and 1994. Domestic housing markets appeared to be weakening somewhat at the beginning of 1995, reflecting higher mortgage rates.

Average prices for lumber and plywood were higher than in 1993 and significantly higher than in 1992. Volumes for lumber and plywood were substantially lower than in 1993 and 1992, due to the sale in the third quarter of 1992 of the Roseburg, Oregon, facility, the fourth quarter 1993 sales of the Lumber City, Georgia, and Bonner and Libby, Montana, facilities, and the closure of the Klickitat, Washington, lumber mill in the third quarter of 1994. Timber stumpage prices were higher, while volumes were lower, than in 1993 and 1992. Results for Weldwood's wood-related operations were adversely affected in 1994 by increased stumpage costs for wood cut on government-owned timberlands in British Columbia.

Prices for lumber declined somewhat in the fourth quarter of 1994 and in early 1995. Prices for plywood increased during most of the fourth quarter of 1994 but declined late in the quarter and in early 1995.

Labor Contracts
---------------

The company has labor agreements, which expire between 1995 and 1999, at ten of its eleven domestic paper mills. Facilities at which labor agreements expire in 1995 include the Courtland, Alabama, printing and writing papers mill and the Bucksport, Maine, and Sartell, Minnesota, publication papers mills. The Quinnesec, Michigan, publication papers mill is a non-union facility.

The labor agreement that covers the paper industry in Brazil, including the company's Brazilian subsidiary, is renegotiated each year.

At Weldwood of Canada, labor agreements covering the Hinton, Alberta, pulp mill and timberlands operation and the joint venture pulp mill in Quesnel, British Columbia, expired in 1994. These facilities presently are operating under the terms of their respective expired contracts while efforts to reach new agreements continue.

--------------------------------------------------------------------------------

Financial Condition
-------------------

General
-------

The company's current ratio was 1.1 to 1 at year-end 1994, as compared to 1.4 to 1 at year-end 1993 and 1.5 to 1 at year-end 1992. Total debt to total capitalization was 43% at year-end 1994, as compared to 44% at year-end 1993 and 42% at year-end 1992.

Reflecting improved results and reduced capital spending, in 1994 the company's net cash provided by operating activities exceeded the requirements of its investing activities (principally capital expenditures). The approximate excess was used to pay dividends as well as a portion of the company's long-term debt and to increase cash and cash equivalents. In 1994, long-term debt (including current installments) declined by $206 million, and cash and cash equivalents increased by $35 million.

In each of 1993 and 1992, the company's net cash provided by operating activities was not sufficient to meet the requirements of its investing activities (principally capital expenditures) and its financing activities (principally debt payments and cash dividends). Each year the approximate difference was financed through borrowings and, in 1992, through the use of cash and cash equivalents. In 1993, net borrowings generated cash proceeds of $75 million, while cash and cash equivalents increased by $19 million. In 1992, net borrowings generated cash proceeds of $330 million, and cash and cash equivalents decreased by $76 million.

Operating Activities
--------------------

Net cash provided by operating activities of $533 million improved from $201 million in 1993 and $258 million in 1992. The increase was due primarily to significantly higher earnings and changes in certain components of working capital.

Investing Activities
--------------------

Net cash used in investing activities of $262 million increased from $212 million in 1993 and declined from $611 million in 1992. The increase from 1993 was due to reduced net proceeds from asset sales and sales of investments in marketable securities, which more than offset the substantial decline in capital expenditures. The decrease from 1992 was due to significantly lower capital expenditures and higher net proceeds from sales of investments in marketable securities, which more than offset reduced asset sale proceeds.

In 1994, the company received net proceeds of $39 million from sales of timberlands and fixed assets. In addition, the company received net proceeds of $33 million from sales of investments, including $25 million from the sale of the company's 25 percent interest in a Swedish linerboard mill. In 1993, the company received net proceeds of $305 million from sales of timberlands and fixed assets principally located in Montana. In addition, the company received net proceeds of $107 million from sales of investments in marketable securities. In 1992, the company received net proceeds of $174 million from sales of timberlands and fixed assets primarily located on the West Coast. The company had net expenditures of $58 million for investments in marketable securities in 1992.

--------------------------------------------------------------------------------

In February 1995, Weldwood of Canada sold its two coastal British Columbia sawmills and related timber-cutting rights to International Forest Products Limited for (Cdn) $140 million plus an additional amount for inventories. The two sawmills have a combined annual capacity of 185 million board feet of lumber. In addition, Weldwood is negotiating with the Hancock Timber Resource Group to sell approximately 32,000 acres of Weldwood's fee-owned timberlands in coastal British Columbia.

Financing Activities
--------------------

Net cash used in financing activities of $236 million compared with net cash provided by financing activities of $30 million in 1993 and $277 million in 1992. This was due primarily to the reduction of debt in 1994, reflecting the improved results and lower capital expenditures discussed above, as compared to the increase in debt in each of the two prior years.

At December 31, 1994, the company had $382 million of U.S. commercial paper and other short-term obligations outstanding, all of which are classified as long-term debt, down from $559 million at year-end 1993 and $721 million at year-end 1992. In addition, at December 31, 1994, the company had $65 million of notes outstanding under its U.S. bank lines of credit, down from $224 million at year-end 1993 and $178 million at year-end 1992. Domestically, at December 31, 1994, $382 million of the company's unused bank lines of credit of $1,035 million supported the classification of commercial paper and other short-term obligations as long-term debt. At December 31, 1994, Weldwood of Canada had unused bank lines of credit of approximately $179 million.

During 1994, the company issued $230 million of variable rate notes due in 1998 and 1999 and borrowed $88 million through the issuance of long-term tax-exempt bonds.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 1995 through 1999 are $309 million, $102 million, $245 million, $386 million and $738 million, respectively.

Capital Expenditures
--------------------

With the completion of the company's extensive capital improvement program in 1993, capital spending has been reduced to levels required for routine capital replacements, environmental compliance and incremental improvements.

Capital spending of $268 million in 1994 declined substantially from $491 million in 1993 and $611 million in 1992. The company presently anticipates that capital spending will be approximately $390 million in 1995, all of which is expected to be financed through internally generated funds. The anticipated increase in capital spending in 1995 is attributable in part to environmental-related projects.

--------------------------------------------------------------------------------

The Environment
---------------

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

In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1990 through 1994, the company spent approximately $338 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes; in addition, the company spent approximately $280 million on the environmental improvement and modernization project at the Canton, North Carolina, mill. In 1994, capital expenditures incurred for environmental purposes were $31 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $90 million in 1995 and $46 million in 1996. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 1996. Preliminary estimates indicate that for the period from 1997 through 1999 capital expenditures for air and water pollution control facilities and solid waste disposal facilities in the United States will aggregate approximately $217 million. The environmental capital expenditures described in this paragraph are included in the respective past and estimated 1995 capital spending amounts set forth above under "Capital Expenditures."

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

Proposed EPA Air and Water Regulations

In December 1993, the United States Environmental Protection Agency (the "EPA") proposed regulations pursuant to the federal Clean Air Act Amendments of 1990 (the "Clean Air Act") and the federal Water Pollution Control Act (the "Clean Water Act"). Certain additional Clean Air Act regulations are expected to be proposed in 1995. It is anticipated that all of these regulations will become final in 1996, with compliance required no later than 1999.

--------------------------------------------------------------------------------

As previously reported, trace amounts of dioxin were found in the pulp, sludge and effluent at some bleached kraft mills in the United States and Canada, including certain of the company's mills. The proposed regulations under the Clean Water Act are based upon the use of oxygen delignification and chlorine dioxide substitution as the preferred technology option to reduce the potential for the formation of dioxin in the pulp bleaching process. The company has implemented and is continuing to implement this technology at its bleached kraft mills. If the final regulations continue to designate oxygen delignification and chlorine dioxide substitution as the preferred technology option, the company presently anticipates that it will incur capital expenditures to meet the requirements of the Clean Water Act regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," of approximately $15 million during 1995 and 1996.

Assuming that the Clean Air Act regulations expected to be proposed in 1995 use a range of standards currently anticipated by the company and that all of the regulations pursuant to the Clean Air Act are adopted as proposed, the company presently expects that it will incur capital expenditures to meet the requirements of the Clean Air Act and state air toxics regulations, additional to those set forth above under "Environmental Capital Expenditures," of approximately $300 million over the period of approximately 1996 to 1999.

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

Federal Executive Order

In October 1993, President Clinton issued an executive order covering the purchase of uncoated printing and writing papers by the federal government. The order establishes a minimum post-consumer recycled content for such paper purchased by federal agencies of 20% commencing at the end of 1994, increasing to 30% at the end of 1998. In addition, for certain types of such paper, the order requires a minimum content of 50% recovered materials.

Although the federal government purchases less than 2% of the paper produced in the United States, federal government procurement standards sometimes are adopted by state and local governments and private industry. The sale of uncoated printing and writing papers by the company to the federal government accounts for an immaterial portion of total company sales. However, the sale of domestic uncoated printing and writing papers by the company to all customers accounted for approximately 17% of total company sales in 1994.

--------------------------------------------------------------------------------

The company is continuing to review the possible implications of the executive order, including the extent to which additional facilities would be required to meet its standards and the extent to which purchasers other than the federal government are likely to adopt similar standards. The company may incur capital expenditures, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," to meet the recycled content requirements of the executive order and of the marketplace generally. However, in view of the uncertainties, the company is not yet in a position to provide a meaningful estimate of any such costs or of the impact of the executive order on demand for virgin market pulp produced by the company.

Hazardous Substance Cleanup

The company has been designated as a potentially responsible party by the EPA under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and by certain states under applicable state laws, with respect to the cleanup of hazardous substances at a number of sites. In the case of many of these sites, other potentially responsible parties also have been so designated. In addition, the company and, in certain instances, other responsible parties have entered into agreements with the EPA and certain states regarding the cleanup of hazardous substances at various other locations. Also, the company is involved in the remediation of certain other sites which are not the subject of investigation by federal or state agencies. The cost of all such cleanups is not capitalized and, accordingly, is not included in the capital expenditure information set forth above under "Capital Expenditures" and "Environmental Capital Expenditures."

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $77 million at December 31, 1994, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1992 through 1994 were approximately $6.6 million, $6.9 million and $4.3 million, respectively.

--------------------------------------------------------------------------------

Environmental Legal Proceedings

The company was a defendant in a class action which originally sought $5 billion in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Canton, North Carolina mill into the Pigeon River. In October 1992, a mistrial was declared after the jury was unable to reach a unanimous verdict. In May 1993, the court approved a settlement of the action providing for the payment of $6.5 million by the company. In June 1993, the court's approval of the settlement was appealed and, in September 1994, the appeal was dismissed. In November 1994, a motion for rehearing was denied. The time has expired for any further appeal of the court's approval of the settlement and, accordingly, the settlement is final.

The company is a defendant in a class action which originally sought $500 million in damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Pensacola, Florida, mill into Eleven Mile Creek, which flows into Perdido Bay. The plaintiffs now are seeking not more than $50,000 for each class member. It is anticipated that the class, which was certified in June 1994, will consist of approximately 2,000 members.

In February 1994, the company received a notice of violation from the Texas Natural Resources Conservation Commission ("TNRCC") alleging unauthorized air emissions from the company's Sheldon, Texas, mill. The notice of violation alleged several violations, all but two of which have been resolved without penalty. With respect to the two remaining alleged violations, it is expected that the TNRCC will seek penalties, although the company is unable at this time to estimate the amount of penalties which may be sought or finally assessed.

The company is vigorously defending each of the pending actions described above.

While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of these actions will not have a material adverse effect on the company.

Other
-----

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Eleven - Year Selected Financial Data
(in millions, except per share amounts and ratio data)

                                                                             1994      1993      1992      1991
-----------------------------------------------------------------          ------    ------    ------    ------
Earnings:
  Net sales......................................................          $5,318    $5,069    $4,926    $4,786
  Depreciation expense and cost of timber harvested..............             459       443       411       342
  Provision for wood products restructuring......................             ---       ---       ---       ---
  Gross profit...................................................             565       359       362       454
  Income from operations.........................................             266        66        73       179
  Interest and debt expense......................................             235       224       206       211
  Other (income) expense -- net..................................             (57)        7      (143)     (110)
  Income (loss) before income taxes, extraordinary item and
    cumulative effect of accounting changes......................              88      (165)       10        78
  Income taxes (benefit).........................................              25       (31)       (4)       38
  Income (loss) before extraordinary item and cumulative effect
     of accounting changes.......................................              63      (134)       14        40
  Extraordinary item, net of taxes...............................             ---       (14)      ---       ---
  Cumulative effect of accounting changes, net of taxes..........             ---        (8)     (454)      ---
  Net income (loss)..............................................              63      (156)     (440)       40


Per Common Share:  *
    Primary earnings (loss)......................................          $  .38    $(1.98)   $(5.05)   $  .14
    Fully diluted earnings (loss)................................             .38     (1.98)    (5.05)      .14
    Cash dividends declared......................................             .20       .20       .20       .20
    Cash dividends paid..........................................             .20       .20       .20      .425
    Shareholders' equity.........................................           31.25     31.23     33.53     39.02


Financial Position:
    Current assets...............................................          $1,179    $1,114    $1,142    $1,162
    Timber and timberlands -- net................................           1,847     1,839     2,012     1,666
    Property, plant and equipment -- net.........................           5,603     5,802     5,763     5,386
    Other assets and deferred charges............................             335       388       464       442
                                                                           ------    ------    ------    ------
        Total assets.............................................          $8,964    $9,143    $9,381    $8,656
                                                                           ======    ======    ======    ======


    Current liabilities..........................................          $1,034    $  772    $  786    $  794
    Long-term debt and other liabilities.........................           3,560     3,990     3,928     3,162
    Deferred income taxes........................................           1,040     1,077     1,159       678
    Minority interest in subsidiaries............................              69        54        49        51
    $92.50 convertible preference stock..........................             300       300       300       300
    Shareholders' equity.........................................           2,961     2,950     3,159     3,671
                                                                           ------    ------    ------    ------
        Total liabilities and shareholders' equity...............          $8,964    $9,143    $9,381    $8,656
                                                                           ======    ======    ======    ======


Other Statistics:
    Expenditures for property, plant and equipment...............          $  225    $  476    $  623    $  604
    Timber and timberlands expenditures..........................          $  104    $  130    $   95    $   58
    U.S. timber acreage owned or controlled......................             5.1       5.1       6.0       6.2
    Common shares outstanding at year-end........................              93        93        93        93
    Dividends declared on preference shares......................          $   28    $   28    $   28    $   28
    Dividends declared on common shares..........................          $   19    $   19    $   19    $   19
    Current ratio................................................             1.1       1.4       1.5       1.5
    Ratio of total debt to total capitalization..................           .43:1     .44:1     .42:1     .40:1
    Return on average shareholders' equity and $92.50 convertible preference stock before extraordinary item and cumulative
      effect of accounting changes...............................             2.0%     (4.0)%     0.4%      1.0%

* Primary and fully diluted earnings (loss) per share for 1993 include the cumulative effect of an accounting change of $(.08) and extraordinary item for early retirement of debt of $(.15).

   Primary and fully diluted earnings (loss) per share for 1992 include the cumulative effect of accounting changes of $(4.90).

--------------------------------------------------------------------------------


   1990        1989        1988        1987        1986        1985        1984
 ------      ------      ------      ------      ------      ------      ------
 $5,090      $5,163      $5,129      $4,615      $4,388      $5,770      $5,121
    323         279         260         252         270         263         204
    ---         ---         ---         ---         ---         ---         220
    800       1,048       1,141         872         798         903         585
    491         769         861         598         438         364          82
    156         136         161         177         170         171         102
    (85)        (93)        (30)       (198)        (45)        (52)        ---

    420         726         730         619         313         245         (20)
    197         294         274         237         112          82         (14)

    223         432         456         382         201         163          (6)
    ---         ---         ---         ---         ---         ---         ---
    ---         ---         ---         ---         ---         ---         ---
    223         432         456         382         201         163          (6)


 $ 2.11      $ 4.56      $ 4.80      $ 4.03      $ 2.08      $ 1.59        (.36)
   2.08        4.43        4.65        3.92        2.05        1.59        (.36)
   1.10        1.10         .95         .72         .52         .46         .40
   1.10       1.075         .90         .65         .52         .43         .40
  39.10       38.12       35.06       30.82       27.52       26.08       25.27


 $1,104      $1,074      $  986      $  896      $  811      $1,041      $1,681
  1,645       1,613       1,581       1,554       1,555       1,569       1,527
  5,117       4,404       3,702       3,340       3,309       3,143       3,287
    485         440         431         389         432         345         320
 ------      ------      ------      ------      ------      ------      ------
 $8,351      $7,531      $6,700      $6,179      $6,107      $6,098      $6,815
 ======      ======      ======      ======      ======      ======      ======

   $801      $  804      $  699      $  657      $  734      $1,118      $1,904
  2,864       2,175       2,133       2,120       2,462       2,057       2,169
    651         605         474         415         281         290         197
     56          58          49          51          38          34          48
    300         300         ---         ---         ---         ---         ---
  3,679       3,589       3,345       2,936       2,592       2,599       2,497
 ------      ------      ------      ------      ------      ------      ------
 $8,351      $7,531      $6,700      $6,179      $6,107      $6,098      $6,815
 ======      ======      ======      ======      ======      ======      ======


 $  959      $  916      $  585      $  340      $  446      $  443      $  405
 $   88      $   78      $   88      $   62      $   53      $   43      $   34
    6.4         6.4         6.4         6.5         6.5         6.5         6.8
     93          93          95          95          94          93          93
 $   28      $    2      $  ---      $  ---      $    6      $   15      $   15
 $  102      $  104      $   91      $   69      $   49      $   43      $   26
    1.4         1.3         1.4         1.4         1.1          .9          .9
  .38:1       .32:1       .34:1       .36:1       .44:1       .42:1       .50:1

    5.6%       12.2%       14.5%       13.8%        7.8%        6.4%       (0.3)%

Common Stock
Prices and
Dividends Paid         Quarterly sales prices for the company's common stock as
                       reported on the New York Stock Exchange composite tape, and quarterly dividends paid, in 1994 and 1993 were:


----------------------------------------------------------------------------
                                       March 31  June 30  Sept. 30  Dec. 31
                                       --------  -------  --------  -------

1994
----
High                                   $36       $34 1/2  $40       $40
Low                                     28 3/4    28       32 5/8    32 3/4
Dividends Paid                             .05       .05      .05       .05
----------------------------------------------------------------------------




1993
----
High                                   $33       $34 5/8  $34 1/8   $34
Low                                     27 1/8    29 7/8   29 1/4    28 5/8
Dividends Paid                             .05       .05      .05       .05
