Form 10-K405, Exhibit 13
period 1995-12-31
CHAMPION INTERNATIONAL CORP
filed 1996-03-29
CIK 19150

                                                                      EXHIBIT 13


Paper
--------------------------------------------------------------------------------

Years Ended December 31


Net Sales   (in millions of dollars)      1995     %     1994     %     1993     %
------------------------------------    ------   ---   ------   ---   ------   ---
Product Category:

Printing and writing papers.........    $2,925    48   $2,042    48   $1,830    48
Publication papers..................     1,251    21      867    21      801    21
Newsprint...........................       581    10      352     8      342     9
Bleached kraft market pulp..........       555     9      369     9      289     7
Paperboard and kraft paper..........       339     6      235     5      192     5
Milk cartons........................       235     4      248     6      267     7
Industrial products.................        79     1       74     2       69     2
Miscellaneous products..............        42     1       30     1       28     1
                                        ------   ---   ------   ---   ------   ---

                                        $6,007   100   $4,217   100   $3,818   100
                                        ======   ===   ======   ===   ======   ===

Wood Products
--------------------------------------------------------------------------------

Years Ended December 31

Net Sales     (in millions of dollars)       1995     %     1994     %     1993     %
--------------------------------------     ------   ---   ------   ---   ------   ---
Product Category:

Lumber................................     $  334    35   $  481    44   $  480    38
Softwood plywood and waferboard.......        284    29      264    24      333    27
Logs and stumpage.....................        247    26      253    23      272    22
Sidings and industrial plywood........         49     5       47     4       85     7
Hardwood plywood......................         33     3       32     3       32     2
Miscellaneous products................         18     2       24     2       49     4
                                           ------   ---   ------   ---   ------   ---

                                           $  965   100   $1,101   100   $1,251   100
                                           ======   ===   ======   ===   ======   ===

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Income  (in thousands, except per share amounts)

                        Years Ended December 31           1995           1994           1993
-----------------------------------------------     ----------     ----------     ----------
Net Sales......................................     $6,972,038     $5,318,192     $5,068,833

Cost of products sold..........................      5,156,423      4,752,926      4,709,757
Selling, general and administrative
 expenses......................................        386,125        299,266        292,684
                                                    ----------     ----------     ----------
Income from Operations.........................      1,429,490        266,000         66,392

Interest and debt expense (Notes 3 and 6)......        226,016        235,086        224,658
Other (income) expense - net (Note 11).........        (33,089)       (57,342)         7,410
                                                    ----------     ----------     ----------
Income (Loss) before Income Taxes,
 Extraordinary Item and Cumulative Effect of
 Accounting Changes............................      1,236,563         88,256       (165,676)

Income Taxes (Benefit) (Note 12)...............        464,728         24,951        (31,222)
                                                    ----------     ----------     ----------
Income (Loss) before Extraordinary Item and
 Cumulative Effect of Accounting Changes.......        771,835         63,305       (134,454)

Extraordinary Item - Loss on Early Retirement
 of Debt, Net of Taxes.........................            ---            ---        (14,266)

Cumulative Effect of Accounting Changes,
 Net of Taxes (Notes 1 and 13).................            ---            ---         (7,523)
                                                    ----------     ----------     ----------
Net Income (Loss)..............................     $  771,835     $   63,305     $ (156,243)
                                                    ==========     ==========     ==========
Dividends on Preference Stock (Note 8).........         13,258         27,750         27,750
                                                    ----------     ----------     ----------
Net Income (Loss) Applicable to Common Stock...     $  758,577     $   35,555     $ (183,993)
                                                    ==========     ==========     ==========

Average Number of Common Shares Outstanding....         94,725         93,061         92,788
                                                    ==========     ==========     ==========
Primary Earnings (Loss) Per Common Share:
Income (Loss) before Extraordinary Item and
 Cumulative Effect of Accounting Changes.......     $     8.01     $      .38     $    (1.75)
Extraordinary Item - Loss on Early
 Retirement of Debt............................            ---            ---           (.15)
Cumulative Effect of Accounting Changes........            ---            ---           (.08)
                                                    ----------     ----------     ----------
Net Income (Loss)..............................     $     8.01     $      .38     $    (1.98)
                                                    ==========     ==========     ==========
Fully Diluted Earnings (Loss) Per Common
 Share:
Income (Loss) before Extraordinary Item and
 Cumulative Effect of Accounting Changes.......     $     7.67     $      .38     $    (1.75)
Extraordinary Item - Loss on Early
 Retirement of Debt............................            ---            ---           (.15)
Cumulative Effect of Accounting Changes........            ---            ---           (.08)
                                                    ----------     ----------     ----------
Net Income (Loss)..............................     $     7.67     $      .38     $    (1.98)
                                                    ==========     ==========     ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Retained Earnings  (in thousands, except per share amounts)

                        Years Ended December 31           1995           1994           1993
-----------------------------------------------     ----------     ----------     ----------
Beginning Balance..............................     $1,878,476     $1,861,535     $2,064,120

Net Income (Loss)..............................        771,835         63,305       (156,243)

Cash Dividends Declared:
$92.50 Convertible Preference Stock - $44.19
 per share in 1995, $92.50 per share in
 1994 and 1993.................................        (13,258)       (27,750)       (27,750)
Common Stock - $.20 per share in 1995, 1994
 and 1993......................................        (19,020)       (18,614)       (18,592)
                                                    ----------     ----------     ----------

Ending Balance.................................     $2,618,033     $1,878,476     $1,861,535
                                                    ==========     ==========     ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)


Assets                                     December 31           1995            1994
------------------------------------------------------     ----------      ----------
Current Assets:
Cash and cash equivalents.............................     $  317,069      $   90,948
Short-term investments................................         98,275             ---
Receivables...........................................        641,291         562,085
Inventories (Note 2)..................................        484,001         441,430
Prepaid expenses......................................         24,841          23,286
Deferred income taxes (Note 12).......................         75,329          61,032
 Total Current Assets................................      ----------      ----------
                                                            1,640,806       1,178,781
                                                           ----------      ----------
Timber and Timberlands, at cost - less cost of timber
 harvested...........................................       2,007,685       1,846,823
                                                           ----------      ----------

Property, Plant and Equipment, at cost
 (Notes 3, 6 and 7)..................................       8,850,519       8,579,254
Less - Accumulated depreciation.......................      3,335,945       2,976,640
                                                           ----------      ----------
                                                            5,514,574       5,602,614
                                                           ----------      ----------

Other Assets and Deferred Charges.....................        380,237         335,410
                                                           ----------      ----------

                                                           $9,543,302      $8,963,628
                                                           ==========      ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)

Liabilities and Shareholders' Equity       December 31            1995            1994
------------------------------------------------------      ----------      ----------
Current Liabilities:
Current installments of long-term debt (Note 6)........     $   77,760      $  308,922
Short-term bank borrowings (Note 6)....................        150,067          90,184
Accounts payable and accrued liabilities (Note 5)......        726,206         592,033
Income taxes (Note 12).................................        125,840          43,273
                                                            ----------      ----------
 Total Current Liabilities............................       1,079,873       1,034,412
                                                            ----------      ----------
Long-Term Debt (Note 6)................................      2,828,509       2,889,252
                                                            ----------      ----------
Other Liabilities (Notes 13 and 16)....................        664,010         670,761
                                                            ----------      ----------
Deferred Income Taxes (Note 12)........................      1,218,978       1,039,927
                                                            ----------      ----------
Minority Interest in Subsidiaries......................        105,241          68,531
                                                            ----------      ----------
Commitments and Contingent Liabilities
 (Notes 7, 16 and 17).................................             ---             ---
                                                            ----------      ----------

Preference Stock, $1.00 par value, $92.50 Cumulative
 Convertible Series; 300,000 shares issued and
 outstanding at December 31, 1994 (Note 8)............             ---         300,000
                                                            ----------      ----------
Shareholders' Equity:
Capital Shares (Notes 8 and 9):
 Preference Stock, 8,531,431 and 8,231,431 shares
   authorized but unissued............................             ---             ---
 Common stock, $.50 par value: 250,000,000 authorized
   shares; 110,230,379 and 96,786,039 issued shares...          55,115          48,393
 Capital surplus......................................       1,653,456       1,175,008
Retained Earnings (Note 6).............................      2,618,033       1,878,476
                                                            ----------      ----------
                                                             4,326,604       3,101,877

Treasury shares, at cost (Note 8)......................       (650,049)       (100,308)
Cumulative translation adjustment......................        (29,864)        (40,824)
                                                            ----------      ----------
                                                             3,646,691       2,960,745
                                                            ----------      ----------

                                                            $9,543,302      $8,963,628
                                                            ==========      ==========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Cash Flows  (in thousands of dollars)

                      Years Ended December 31            1995             1994             1993
---------------------------------------------     -----------      -----------      -----------
Cash flows from operating activities:
Net Income (Loss)............................     $   771,835      $    63,305      $  (156,243)

Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
 Extraordinary item..........................             ---              ---           14,266
 Cumulative effect of accounting
  changes....................................             ---              ---            7,523
 Depreciation expense........................         392,534          379,386          360,240
 Cost of timber harvested....................          78,903           79,311           83,194
 Gain on sale of assets......................         (46,536)         (10,651)          (9,973)
 (Increase) in receivables...................         (77,715)         (70,938)         (28,235)
 (Increase) decrease in inventories..........         (72,598)          21,755          (13,529)
 (Increase) in prepaid expenses..............          (6,409)            (989)          (2,789)
 Increase (decrease) in accounts
  payable and accrued liabilities............         118,289            4,975          (61,296)
 Increase (decrease) in income taxes
  payable....................................          81,431           38,707           (3,032)
 Increase (decrease) in other
  liabilities................................         (20,658)          (7,250)          21,164
 Increase (decrease) in deferred
  income taxes...............................         159,005          (26,746)         (26,843)
 All other - net.............................          84,639           62,486           16,348
Net cash provided by operating                    -----------      -----------      -----------
 activities..................................       1,462,720          533,351          200,795
                                                  -----------      -----------      -----------
Cash flows from investing activities:
 Expenditures for property, plant
  and equipment..............................        (367,632)        (225,042)        (475,633)
 Timber and timberlands
   expenditures..............................        (256,584)        (103,830)        (130,147)
 Purchase of investments.....................         (98,275)         (28,902)        (123,978)
 Proceeds from sales and redemptions
  of investments.............................             ---           61,893          230,561
 Proceeds from sales of property,
  plant and equipment and timber
  and timberlands............................         181,207           38,723          304,773
 All other - net.............................         (19,625)          (4,796)         (17,448)
                                                  -----------      -----------      -----------
Net cash used in investing activities........        (560,909)        (261,954)        (211,872)
                                                  -----------      -----------      -----------
Cash flows from financing activities:
 Proceeds from issuance of long-term
  debt.......................................         826,116          424,857        1,382,715
 Payments of current installments of
  long-term debt and long-term
  debt.......................................        (951,300)        (621,769)      (1,307,909)
 Cash dividends paid.........................         (32,144)         (46,351)         (46,334)
 Payments to acquire treasury stock..........        (549,741)             (75)             (32)
 All other - net.............................          31,379            7,236            1,612
                                                  -----------      -----------      -----------
Net cash provided by (used in)
financing activities.........................        (675,690)        (236,102)          30,052
                                                  -----------      -----------      -----------
Increase (decrease) in cash and cash
 equivalents.................................         226,121           35,295           18,975

Cash and cash equivalents:
 Beginning of period.........................          90,948           55,653           36,678
                                                  -----------      -----------      -----------
 End of period...............................     $   317,069      $    90,948      $    55,653
                                                  ===========      ===========      ===========
Supplemental cash flow disclosures:
 Nonmonetary transactions
  (Notes 6 and 8)
 Cash paid during the year for:
  Interest (net of capitalized
   amounts)..................................     $   227,317      $   236,481      $   225,764
  Income taxes (net of refunds)
   (Note 12).................................         208,600            1,051           11,867

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

B.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.  Cash and Cash Equivalents

Cash and cash equivalents includes all highly liquid investments with original maturities of three months or less. Short-term investments are investments which mature within twelve months but which do not meet the criteria of cash equivalents.

D.  Inventories

Inventories are generally stated at the lower of average cost or market (market approximates net realizable value), except for certain inventories of the paper segment which are stated on the last-in, first-out (LIFO) method. (Note 2).

E.  Capitalization and Amortization of Certain Costs

Pre-operating expenses and start-up costs incurred in connection with the construction of major properties are deferred until such properties become operational. These expenses and costs are then amortized over a five-year period. No start-up costs were deferred during 1995 and 1994.

F.  Fixed Assets

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


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

G.  Revenue Recognition

The company recognizes revenues as products are shipped.

H.  Earnings Per Common Share

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

I.  Foreign Currency Translation

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

J.  Derivative Financial Instruments

The company occasionally enters into interest rate swap agreements to hedge the impact of changes in interest rates on the company's outstanding variable rate debt. In addition, the company occasionally enters into foreign exchange contracts to mitigate the risks associated with its exposure to fluctuations in foreign currency exchange rates. The swap agreements and foreign exchange contracts are held for purposes other than trading. At December 31, 1995, the company had no interest rate swap agreements or foreign exchange contracts in effect.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


K.  Accounting Changes

During the fourth quarter of 1993, the company adopted, retroactive to January 1, 1993, Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits" (Note 13).

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Adoption of both statements is required in 1996. The company does not expect that the adoption of these statements will have a significant effect on its financial condition or its results of operations.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements



Note 2.  Inventories

December 31              (in thousands of dollars)        1995        1994
--------------------------------------------------    --------    --------
Paper, pulp and packaging products................    $237,005    $150,249
Wood products.....................................      23,796      44,509
Logs..............................................      41,445      69,491
Pulpwood..........................................      22,764      19,369
Raw materials, parts and supplies.................     158,991     157,812
                                                      --------    --------

                                                      $484,001    $441,430
                                                      ========    ========

At December 31, 1995 and 1994, inventories stated using the last-in, first-out
(LIFO) method, representing approximately 23% and 12% of total inventories, were $111,073,000 and $54,601,000, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $73,286,000 and $64,920,000 at December 31, 1995 and 1994, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 3.  Property, Plant and Equipment

December 31 (in thousands of dollars)            1995            1994
-------------------------------------     -----------     -----------
Land and land improvements...........     $   321,002     $   310,393
Buildings and leasehold improvements          908,627         905,205
Machinery and equipment..............       7,406,084       7,176,025
Construction in progress.............         214,806         187,631
                                          -----------     -----------

                                            8,850,519       8,579,254

Accumulated depreciation.............      (3,335,945)     (2,976,640)
                                          -----------     -----------

                                          $ 5,514,574     $ 5,602,614
                                          ===========     ===========

Interest capitalized into construction in progress during 1995, 1994 and 1993 was $9,587,000, $7,926,000 and $33,784,000, respectively.


Depreciation expense includes the following components:

Years Ended December 31 (in thousands of dollars)       1995      1994      1993
--------------------------------------------------  --------  --------  --------
Land improvements.................................  $ 13,431  $ 15,295  $ 14,041
Buildings and leasehold improvements..............    28,040    26,773    26,270
Machinery and equipment...........................   351,063   337,318   319,929
                                                    --------  --------  --------

                                                    $392,534  $379,386  $360,240
                                                    ========  ========  ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 4.  Lines of Credit



At December 31, 1995, the company had unused U.S. lines of credit of $1.16 billion ($58 million of which supported short-term borrowings classified as long-term debt as discussed in Note 6) and unused foreign lines of credit of approximately $187 million. At December 31, 1995, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Commitment fees of .15% are required on the $1.2 billion U.S. lines of credit, which are available to November 15, 1999 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than .17% are required on the $192 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 5.  Accounts Payable and Accrued Liabilities

December 31                 (in thousands of dollars)        1995       1994
-----------------------------------------------------    --------   --------
Accounts payable.....................................    $306,372   $259,158
                                                         --------   --------

Dividends payable....................................       4,802      4,668
                                                         --------   --------
Accrued liabilities:
 Payrolls and commissions...........................      163,449    117,364
 Employee benefits..................................       63,042     59,212
 Interest...........................................       45,563     47,496
 Taxes, other than income taxes.....................       40,382     30,376
 Other..............................................      102,596     73,759
                                                         --------   --------

      Total accrued liabilities.....................      415,032    328,207
                                                         --------   --------

                                                         $726,206   $592,033
                                                         ========   ========


Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 6.  Indebtedness

December 31                 (in thousands of dollars)          1995         1994
-----------------------------------------------------    ----------   ----------
Secured debt, 9.9% average rate, payable
 through 2007 (a)....................................    $    2,730   $    2,812
Unsecured fixed rate debt, 8.1% average rate, payable
 through 2028 (b)....................................     2,011,630    2,013,568
Unsecured variable rate debt, 6.2% average rate,
 payable through 2020 (c)............................       600,513      937,516
Lease obligations, 6.8% average rate, payable
 through 2029........................................       285,636      236,598
Other contractual obligations, 5.9% average rate,
 payable through 1998................................         5,760        7,680
                                                         ----------   ----------

      Total Debt.....................................     2,906,269    3,198,174

Less:  Current installments of long-term debt........        77,760      308,922
                                                         ----------   ----------

Long-term debt (d)...................................    $2,828,509   $2,889,252
                                                         ==========   ==========

Short-term bank borrowings (e).......................    $  150,067   $   90,184
                                                         ==========   ==========


(a) Such debt is secured by assets with a net book value at December 31, 1995 of approximately $12 million.

(b) Unsecured fixed rate debt at December 31, 1994 included $150 million of the company's 6 1/2% Convertible Subordinated Debentures due April 15, 2011. On June 27, 1995, the company called the Debentures for redemption on August 8, 1995. Virtually all of the Debentures were converted into common stock by the redemption date, and the remaining Debentures were redeemed for cash on the redemption date.

(c) Unsecured variable rate debt includes borrowings payable in less than one year. The company has the ability to refinance these borrowings under the credit agreements discussed in Note 4. At December 31, 1995, $43 million of U.S. commercial paper and $15 million of U.S. short-term obligations have been classified as long-term debt since the company intends to renew or refinance these obligations through 1996 and into future periods.

(d) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1996 through 2000 are $78 million, $178 million, $377 million, $380 million and $203 million, respectively.

(e) Weighted average interest rates on outstanding balances, excluding book cash overdrafts, for 1995 and 1994 were 8.2% and 6.3%, respectively. Book cash overdrafts totalled $84 million and $81 million, respectively, at December 31, 1995 and 1994.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $1.1 billion of consolidated retained earnings at December 31, 1995 is free of such restrictions.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 7.  Commitments


                                                                  Future Minimum Lease Payments
                                                                  -----------------------------

                                                                  Capitalized    Non-Cancelable
Period                         (in thousands of dollars)               Leases  Operating Leases
--------------------------------------------------------          -----------  ----------------
1996....................................................             $ 19,501          $ 24,014
1997....................................................               19,501            22,083
1998....................................................               19,501            21,123
1999....................................................               19,501            23,590
2000....................................................               19,501            22,606
Thereafter..............................................              690,279           221,813
                                                                     --------          --------

Total payments..........................................              787,784           335,229
                                                                     --------          --------

Less:  Sublease rental income...........................                                 69,680
                                                                                       --------

Net operating lease payments............................                               $265,549
                                                                                       ========

Less:  Amount representing interest.....................              497,994
                                                                     --------

Present value of capitalized lease payments
  (all long-term).......................................             $289,790
                                                                     ========

The following schedule shows the composition of total rental expense for all operating leases:


Years Ended December 31 (in thousands of dollars)       1995     1994     1993
---------------------------------------------------  -------  -------  -------
Minimum rentals....................................  $24,542  $25,120  $25,204
Less:  Sublease rental income......................      251      619      573
                                                     -------  -------  -------

                                                     $24,291  $24,501  $24,631
                                                     =======  =======  =======

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 8.  Capital Shares

Unissued Preference Stock
-------------------------

At December 31, 1995 and 1994, 7,031,431 and 6,731,431 preference shares, respectively, for which no series has been designated were authorized and unissued. At December 31, 1995 and 1994, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Redeemable Preference Stock
---------------------------

On December 6, 1989, the company issued 300,000 shares of Preference Stock, $92.50 Cumulative Convertible Series, $1.00 par value ("$92.50 Preference Stock"). On June 22, 1995, all of the $92.50 Preference Stock was converted into 7,894,737 shares of common stock, which then were purchased by the company on that date. In preference to shares of common stock, each share was entitled to cumulative cash dividends of $92.50 per year and $1,000 upon liquidation. Each share was convertible into approximately 26.3 shares of common stock and had approximately 26.3 votes on all matters submitted to shareholders.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Common Stock
------------

Changes in common shares during the three years ended December 31, 1995 are as follows:

(In shares and thousands of dollars)

                                                                           Treasury Shares
                                           Issued Shares                      (at cost)
                                ----------------------------------    -----------------------


                                                  Par      Capital
                                     Shares     Value      Surplus        Shares       Amount
                                -----------   -------   ----------    ------------  ---------

Balance at January 1, 1993....   96,157,112   $48,079   $1,158,150    (3,277,545)   $(100,201)

Exercise of stock options.....      182,950        91        4,751           ---          ---
Compensation plans............       23,078        12          639       (63,810)         (32)
Other.........................        4,615         2           15           ---          ---
                                -----------   -------   ----------   -----------    ---------

Balance at December 31, 1993..   96,367,755    48,184    1,163,555    (3,341,355)    (100,233)

Exercise of stock options.....      396,300       198       10,881           ---          ---
Compensation plans............       18,824        10          573      (150,925)         (75)
Other.........................        3,160         1           (1)          ---          ---
                                -----------   --------  ----------   -----------    ---------

Balance at December 31, 1994..   96,786,039    48,393    1,175,008    (3,492,280)    (100,308)

Conversions...................   12,205,192     6,102      441,731           ---          ---
Exercise of stock options.....    1,224,750       613       36,379           ---          ---
Compensation plans............       11,805         6          339           ---          ---
Repurchase of stock...........          ---       ---          ---   (11,080,731)    (549,741)
Other.........................        2,593         1           (1)          ---          ---
                                -----------   -------   ----------   -----------    ---------

Balance at December 31, 1995..  110,230,379   $55,115   $1,653,456   (14,573,011)   $(650,049)
                                ===========   =======   ==========   ===========    =========

At December 31, 1995, common shares of the company were reserved for issue as follows:

Stock options granted or available for grant.................          5,626,600
Compensation plans...........................................          2,734,846
                                                                       ---------
                                                                       8,361,446
                                                                       =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 9.  Stock Options


The company has granted to officers and key employees options to purchase common shares at the market price of the shares on the date of grant. All options granted to officers and certain options granted to key employees are accompanied by stock appreciation rights. The options expire ten years or ten years and 31 days from the date of grant and generally become exercisable subsequent to a period of 12 calendar months from date of grant.

Transactions under the plans are summarized below:

                                               Options                Option Price
                                            ----------           -----------------
Balance at January 1, 1993................   3,784,500            $18.88 to $38.25
     Granted..............................     598,200             31.00
     Exercised............................    (266,300)            22.13 to  31.50
     Surrendered or canceled..............    (103,400)            24.00 to  38.25
                                            ----------

Balance at December 31, 1993..............   4,013,000             18.88 to  38.25
     Granted..............................     582,400             30.13
     Exercised............................    (565,000)            18.88 to  38.25
     Surrendered or canceled..............     (65,600)            24.13 to  38.25
                                            ----------

Balance at December 31, 1994..............   3,964,800             22.13 to  38.25
     Granted..............................     605,100             39.13
     Exercised............................  (2,272,100)            22.13 to  38.25
     Surrendered or canceled..............     (18,650)            22.13 to  39.13
                                            ----------

Balance at December 31, 1995..............   2,279,150            $24.13 to $39.13
                                            ==========            =================
Options exercisable at December 31, 1995..   1,683,650

At December 31, 1995, the stock options had an aggregate option price of $73,893,931.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 10.  Fair Value of Financial Instruments


                                        1995                        1994
                             -------------------------   -------------------------
December 31                     Carrying          Fair      Carrying          Fair
(in thousands of dollars)         Amount         Value        Amount         Value
---------------------------  -----------   -----------   -----------   -----------

Assets (Liabilities):
Short-term investments.....  $    98,275   $    98,275   $       ---   $       ---
Long-term debt, excluding
  lease obligations........   (2,620,633)   (2,808,965)   (2,961,576)   (2,968,399)
$92.50 Preference Stock....          ---           ---      (300,000)     (345,000)

The fair value of the company's short-term investments is based on quoted market prices at the reporting date for those or similar investments. The fair value of the company's long-term debt, which includes current installments, is estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowings. The fair value of the company's $92.50 Preference Stock was estimated to be the amount at which (together with accrued dividends) the company had the right, except in certain circumstances, to redeem the shares. On June 22, 1995, all of the $92.50 Preference Stock was converted into common stock, which then was purchased by the company on that date.

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term bank borrowings, and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 11.  Other (Income) Expense -- Net


Years Ended December 31
(in thousands of dollars)                            1995                 1994                  1993
-------------------------------------           ---------            ---------             ---------
Interest income......................           $ (37,999)           $ (31,107)            $ (30,135)
Foreign currency losses -- net.......               5,902               10,725                24,717
Minority interest in income of
 subsidiaries........................              34,285               18,243                 7,288
Equity in net income of affiliates...                (337)                (337)                 (463)
Royalty, rental and commission
 income..............................             (11,302)             (13,031)               (8,276)
Net gain on disposal of fixed assets,
 timberlands and investments (a).....             (46,536)             (14,151)               (9,973)
Miscellaneous -- net (b).............              22,898              (27,684)               24,252
                                                ---------            ---------             ---------
                                                $ (33,089)           $ (57,342)            $   7,410
                                                =========            =========             =========

(a) 1995 included a gain of $89 million from the sale of certain operations in Canada and charges of $68 million primarily for the writedown of certain U.S. paper and wood products assets.

    1994 included a gain of $16 million from the sale of the company's interest in a Swedish linerboard mill.

(b) 1994 included income of $19 million from the recognition of a refund due on countervailing duties on lumber exports from Canada into the United States in prior years. The refund was received in 1995.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 12.  Income Taxes

The provision for income taxes includes the following components:



Years Ended December 31 (in thousands of dollars)                       1995                  1994               1993
-------------------------------------------------                 ----------             ---------          ---------
Provision for income taxes currently
 payable (receivable):
 Federal........................................                  $  128,805             $  (2,920)         $ (15,206)
 State and local................................                      10,700                 2,100              1,680
 Foreign........................................                     166,218                52,517              9,147
                                                                  ----------             ---------          ---------

                                                                     305,723                51,697             (4,379)
                                                                  ----------             ---------          ---------
Provision for deferred income taxes:
 Federal........................................                     120,075               (36,274)           (34,005)
 State and local................................                      31,508                (4,667)            (8,821)
 Foreign........................................                       7,422                14,195             15,983
                                                                  ----------             ---------          ---------
                                                                     159,005               (26,746)           (26,843)
                                                                  ----------             ---------          ---------
                                                                  $  464,728             $  24,951          $ (31,222)
                                                                  ==========             =========          =========

Domestic and foreign income (loss) before income taxes, extraordinary item and cumulative effect of accounting changes are as follows:


Years Ended December 31 (in thousands of dollars)                       1995                  1994               1993
-------------------------------------------------                 ----------             ---------          ---------
Domestic.........................................                 $  785,202             $(110,544)         $(250,755)
Foreign..........................................                    451,361               198,800             85,079
                                                                  ----------             ---------          ---------
Total income before income taxes, extraordinary
 item and cumulative effect of accounting                         $1,236,563             $  88,256          $(165,676)
 changes........................................                  ==========             =========          =========


Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Principal reasons for the variation between the statutory rate and the effective federal income tax rate are as follows:



Years Ended December 31                                          1995             1994           1993
--------------------------------------------------             ------           ------         ------
Statutory rate -- provision (benefit).............               35.0%            35.0%         (35.0)%
Rate difference -- foreign subsidiaries...........                1.7             (3.9)          (1.0)
Foreign dividends.................................                0.3              8.2            1.3
State and local taxes, net of federal tax effect..                2.2             (1.9)          (2.8)
Adjustment to prior years' income taxes...........                ---             (5.6)           4.4
Statutory rate change adjustments.................               (0.5)             ---           14.1
All other -- net..................................               (1.1)            (3.5)           0.2
                                                               ------           ------         ------
Effective income tax rate.........................
                                                                 37.6%            28.3%         (18.8)%
                                                               ======           ======         ======


Deferred tax liabilities (assets) are composed of the following:

Years Ended December 31  (in thousands of dollars)                          1995                     1994
--------------------------------------------------                    ----------               ----------
Depreciation and cost of timber harvested.........                    $1,687,471               $1,677,529
Capitalization of interest and deferral of
 pre-operating and start-up costs (net)..........                         37,450                   44,940
Other.............................................                        51,593                   45,544
                                                                      ----------               ----------
      Gross Liabilities..........................                      1,776,514                1,768,013
                                                                      ----------               ----------
Loss and other carryforwards......................                      (211,742)                (404,668)
Accrued liabilities and reserves..................                      (201,744)                (174,116)
Postretirement benefits other than pensions.......                      (151,284)                (151,175)
Other.............................................                       (88,902)                 (93,166)
                                                                      ----------               ----------
      Gross Assets...............................                       (653,672)                (823,125)
                                                                      ----------               ----------
Valuation allowance...............................                        20,807                   34,007
                                                                      ----------               ----------
                                                                      $1,143,649               $  978,895
                                                                      ==========               ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


As of December 31, 1995, the company had available, for U.S. income tax return purposes, general business credit carryforwards of $15,600,000, which expire from 1999 through 2009, and alternative minimum tax credit carryforwards of $194,600,000, which do not expire.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $1,066,700,000 at December 31, 1995. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance primarily relates to general business credit carryforwards. The decrease in the valuation allowance of $13,200,000 for 1995 and $8,284,000 for 1994 is primarily due to the resolution of issues with respect to the utilization of such carryforwards.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


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

The net periodic pension cost of these plans in 1995, 1994 and 1993 included the following:



                 (in thousands of dollars)                                   1995          1994         1993
-------------------------------------------                             ---------    ----------    ----------

Service cost--benefits earned during the period.............            $  23,855    $   25,301    $  25,256
Interest cost on projected benefit obligation...............              102,739        95,461       98,667
Actual return on plan assets................................             (253,431)       (4,883)    (208,714)
Net amortization and deferral...............................              130,438      (128,456)      90,806
                                                                        ---------    ----------    ---------
Net periodic pension cost (income)..........................            $   3,601    $  (12,577)   $   6,015
                                                                        =========    ==========    =========
------------------------------------------------------------------------------------------------------------------------------------

Assumptions used in determining 1995, 1994 and 1993 net periodic pension cost were:

Expected long-term rate of return on assets.................                 10.0%         10.0%        10.0%
Discount rate...............................................                  8.0%          7.3%         8.3%
Long-term rate of increase in compensation levels                             5.0%          4.3%         5.3%
-----------------------------------------------------------------------------------------------------------------------------------


Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

The accrued pension cost at December 31, 1995 and 1994 for defined benefit plans is shown below. The measurement dates used to determine the funded status were September 30, 1995 and 1994. Benefit obligations for 1995 and 1994 were determined using an assumed discount rate of 7.5% and 8.0%, respectively, and an assumed average long-term rate of increase in compensation levels of 4.5% and 5.0%, respectively. Plan assets consist primarily of listed stocks and bonds.



Assets Exceed Accumulated Benefit Obligation                      1995                  1994
--------------------------------------------                -----------           -----------

(in thousands of dollars)
-------------------------
Actuarial present value of benefit obligations:
    Vested benefit obligation....................           $1,280,840            $1,158,733
                                                            ==========            ==========

    Accumulated benefit obligation...............           $1,326,902            $1,195,890
                                                            ==========            ==========

    Projected benefit obligation.................           $1,421,803            $1,295,767

Plan assets at fair value........................            1,459,631             1,290,416
                                                            ----------            ----------

Plan assets in excess of (less than) the
  projected benefit obligation...................               37,828                (5,351)

Unrecognized net (gain) loss.....................              (40,886)                8,425

Prior service cost not yet recognized in net
  periodic pension cost..........................               35,356                28,361

Unrecognized net transitional (asset)............               (6,553)              (16,929)
                                                            -----------            ----------

Pension asset....................................           $   25,745            $   14,506
                                                            ===========           ===========

The company sponsors several defined contribution plans that provide all domestic salaried employees and certain domestic hourly employees of the company an opportunity to accumulate funds for their retirement. The company matches the contributions of participating employees on the basis of the percentages specified in the respective plans. Company matching contributions to the plans, which are invested in shares of the company's common stock, were approximately $12 million in 1995, and $10 million in each of 1994 and 1993.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Other Retiree Benefits
----------------------

The company provides certain health care and life insurance benefits to eligible retired employees. Employees are generally eligible for benefits upon retirement following a specified number of years of service. These benefit plans are unfunded.

Summary information on the company's plans providing postretirement benefits other than pensions is as follows:


December 31          (in thousands of dollars)                 1995                              1994
----------------------------------------------             --------                          --------

Accumulated postretirement benefit obligation:
  Retirees....................................             $277,500                          $270,100
  Fully eligible, active plan participants....               21,400                            29,300
  Other active plan participants..............               63,800                            53,600
                                                           --------                          --------
Accumulated postretirement benefit obligation               362,700                           353,000
Unrecognized prior service benefit............               26,400                            28,400
Unrecognized net (loss).......................              (10,300)                           (1,700)
                                                           --------                          --------
Accrued postretirement benefit obligation.....             $378,800                          $379,700
                                                           ========                          ========

Net periodic postretirement benefit cost for 1995, 1994 and 1993 includes the following components:


(in thousands of dollars)                                      1995             1994             1993
---------------------------------------------              --------        ---------         --------

Service cost.................................              $  3,500          $ 4,300         $  4,800
Interest cost on accumulated postretirement
  benefit obligation.........................                27,900           29,100           32,700
Net amortization and deferral................                (2,000)            (900)             ---
                                                            -------          -------         --------
Net periodic postretirement benefit cost.....              $ 29,400          $32,500         $ 37,500
                                                            =======          =======         ========

The accumulated postretirement benefit obligation at December 31, 1995 and 1994 was determined using an assumed discount rate of 7.75% and 8.25%, respectively. The assumed health care cost trend rate used for measurement purposes was 8.6% for 1996, declining ratably to an ultimate rate of 5% over a period of six years.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1995 would be increased by approximately 9%. The effect of this change on the aggregate of service and interest cost for 1995 would be an increase of approximately 11%.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 14.  Business Segments


The company's business segments are paper and wood products. The markets in which the company sells its products are highly competitive. The company faces numerous competitors within the forest products industry in each of its major markets and also competes with suppliers of milk and juice cartons and kraft paper substitutes made from plastics. Competition in all markets is based primarily on price. The company is one of the largest domestic producers and suppliers of printing and writing papers, publication papers, newsprint, lumber, plywood, milk and juice cartons, and hardwood market pulp. Weldwood of Canada Limited, a Canadian subsidiary in which the company has approximately 84% ownership, is one of the largest producers of lumber, plywood and softwood market pulp in Canada. Champion Papel e Celulose Ltda., a 99% owned Brazilian subsidiary, is one of the largest producers and suppliers of printing and writing papers in Brazil.

The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood exports substantial portions of its products and, as a result, is affected significantly by currency fluctuations. Champion Papel is subject to Brazil's continuing inflation and currency fluctuations, which have moderated substantially as the result of various governmental actions in the last two years. Tight monetary and fiscal policies, including high interest rates, imposed in recent years in an attempt to control Brazil's high inflation rate, remain in effect.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different businesses for the three years ended December 31, 1995 is as follows:

                                              Timber,
                                          Timberlands
                                             and Wood    Corporate     Consolidated
(in thousands of dollars)         Paper      Products    and Other        Total
---------------------------  ----------    -----------  ----------    ------------

Net Sales to
Unaffiliated Customers:

  1995.....................  $6,007,158    $  964,880   $    ---      $6,972,038
  1994.....................   4,216,795     1,101,397        ---       5,318,192
  1993.....................   3,817,579     1,251,254        ---       5,068,833

Income from Operations:

  1995.....................  $1,364,786    $  137,329   $(72,625)     $1,429,490
  1994.....................      70,887       242,285    (47,172)        266,000
  1993.....................    (133,774)      247,989    (47,823)         66,392

Identifiable Assets:

  1995.....................  $6,432,726    $2,673,000   $437,576      $9,543,302
  1994.....................   6,244,111     2,303,941    415,576       8,963,628
  1993.....................   6,436,935     2,275,249    430,585       9,142,769

Capital Expenditures:

  1995.....................  $  313,541    $  299,437   $ 11,238      $  624,216
  1994.....................     188,220       133,504      7,148         328,872
  1993.....................     406,407       193,785      5,588         605,780

Depreciation Expense and
Cost of Timber Harvested:

  1995.....................  $  404,251    $   54,408   $ 12,778      $  471,437
  1994.....................     387,628        57,346     13,723         458,697
  1993.....................     358,294        72,513     12,627         443,434

The company's timber and timberlands assets and related capital expenditures support both business segments but were not allocated to the paper segment because identification of the specific timber and timberlands assets associated with either segment is impossible. The timber that has been harvested has been included at cost in the results of the business segments.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different geographic areas for the three years ended December 31, 1995 is as follows:




                                                              Corporate   Consolidated
(in thousands of dollars)           U.S.   Canada    Brazil   and Other      Total
---------------------------  -----------  --------  --------  ----------  ------------

Net Sales to
Unaffiliated Customers:

  1995.....................  $5,912,360   $655,595  $404,083  $     ---     $6,972,038
  1994.....................   4,370,317    694,104   253,771        ---      5,318,192
  1993.....................   4,185,388    610,947   272,498        ---      5,068,833

Income from Operations:

  1995.....................  $1,132,706   $205,895  $163,514   $(72,625)    $1,429,490
  1994.....................     125,145    133,930    54,097    (47,172)       266,000
  1993.....................     (18,063)    53,674    78,604    (47,823)        66,392

Identifiable Assets:

  1995.....................  $7,418,524   $920,183  $767,019   $437,576     $9,543,302
  1994.....................   7,254,363    747,225   546,464    415,576      8,963,628
  1993.....................   7,454,454    744,631   513,099    430,585      9,142,769

Capital Expenditures:

  1995.....................  $  434,252   $ 15,956  $162,769   $ 11,239     $  624,216
  1994.....................     258,899     14,029    48,796      7,148        328,872
  1993.....................     486,074     65,035    49,083      5,588        605,780

Depreciation Expense and
Cost of Timber Harvested:

  1995.....................  $  401,226   $ 29,789  $ 27,644   $ 12,778     $  471,437
  1994.....................     387,483     32,338    25,153     13,723        458,697
  1993.....................     376,456     32,513    21,838     12,627        443,434


As of December 31, 1995, net assets located outside of the United States included in the consolidated financial statements were approximately $1.123 billion. Of this amount, $279 million of cash and cash equivalents is held by the company's Canadian and Brazilian subsidiaries.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 15.  Quarterly Results of Operations (Unaudited)

(in millions of dollars, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------

                                March 31          June 30         September 30        December 31
------------------------------------------------------------------------------------------------------------------------------------

Net Sales                1995  $1,634.0           $1,756.4            $1,840.7            $1,740.9
                         1994   1,226.1            1,242.0             1,384.7             1,465.4

Gross Profit             1995  $  357.1           $  445.4            $  543.1            $  470.0
                         1994      83.4               80.5               161.8               239.6

Income Taxes
  (Benefit) (a)          1995  $   89.2           $  116.4            $  148.1            $  111.0
                         1994      (9.0)             (15.0)                8.8                40.2

Net Income (Loss) (b)    1995  $  131.2           $  187.5            $  235.6            $  217.5
                         1994     (31.0)             (31.1)               23.1               102.3

Primary Earnings
  (Loss) Per Common
  Share (c)              1995  $   1.33           $   1.93            $   2.47            $   2.26
                         1994      (.41)              (.41)                .18                1.02

Fully Diluted
  Earnings (Loss) Per
  Common Share (c)       1995  $   1.26           $   1.79            $   2.44            $   2.26
                         1994      (.41)              (.41)                .18                1.02


(a) Income taxes (benefit) for the three month period ended December 31, 1994 included a benefit of $7 million to reflect one-time adjustments to the company's deferred tax liability.

(b) Other (income) expense - net for the three month periods ended March 31 and June 30, 1995 included gains of $50 million and $39 million, respectively, from the sales of certain operations in Canada and charges of $36 million and $32 million, respectively, primarily for the writedown of certain U.S. paper and wood products assets. Other (income) expense - net for the three month period ended December 31, 1994 included a gain of $16 million from the sale of certain assets and income of $19 million from the recognition of a refund due on countervailing duties on lumber exports from Canada into the United States in prior years.

(c) Earnings per share was calculated for each three month and twelve month period on a stand-alone basis. On June 22, 1995, the company purchased all 7,894,737 shares of common stock that were issued on that date upon conversion of the $92.50 Preference Stock. On June 27, 1995, the company called all $149,893,000 of its 6 1/2% Convertible Subordinated Debentures due April 15, 2011 for redemption on August 8, 1995. Virtually all of the Debentures were converted into an aggregate of 4,309,070 shares of common stock during the third quarter. The company purchased an additional 3,186,000 shares of common stock at various times during 1995. As a result of all of these transactions, the sum of the earnings per share for the four quarters of 1995 does not equal the earnings per share for the twelve months ended December 31, 1995.

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $73 million at December 31, 1995, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1993 through 1995 were approximately $7 million, $4 million and $5 million, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 17.  Legal Proceedings

The company is a defendant in a class action seeking damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Pensacola, Florida, mill into Eleven Mile Creek, which flows into Perdido Bay. The plaintiffs seek not more than $50,000 for each class member. It is anticipated that the class, which was certified in June 1994, will consist of approximately 2,000 members. The company is vigorously defending this action.

The company also is involved in other legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened (including the action described above), or all of them combined, will not have a material adverse effect on the company.

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Champion International Corporation:


  We have audited the accompanying consolidated balance sheet of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As explained in Notes 1 and 13 of Notes to Financial Statements, the company changed its method of accounting for postemployment benefits, effective January 1, 1993.



                                    Arthur Andersen LLP



New York, N.Y.
January 16, 1996

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations


Overall Annual Results

Results for 1995 improved significantly from both 1994 and 1993. In 1995, net income was $772 million or $7.67 per share, fully diluted. This compared with net income of $63 million or 38 cents per share in 1994 and a loss of $156 million or $1.98 per share in 1993. The improvement from 1994 and 1993 reflected substantially higher operating income in the paper segment, primarily due to higher prices, and, to a lesser extent, increased production, which more than offset lower operating income in the wood products segment.

Significant Income Statement Line Item Changes

Net sales for 1995 of $7 billion improved from $5.3 billion in 1994 and $5.1 billion in 1993. Gross profit on sales was $1.8 billion, compared to $565 million in 1994 and $359 million in 1993. Operating income of $1.4 billion improved from $266 million in 1994 and $66 million in 1993. The significant improvements from the two prior years in net sales, gross profit and operating income principally were due to higher prices for all of the company's major pulp and paper grades. Overall pulp and paper shipments for 1995 were approximately the same as in 1994 and higher than in 1993. Overall, prices and shipments of wood products declined from both prior years. The aggregate cost of products sold increased somewhat from both prior years mainly due to higher costs for fiber and chemicals.

Compared to 1994 and 1993, the substantial increase in paper segment operating income more than offset the decline in operating income in the wood products segment and the increase in general corporate expense. General corporate expense was $73 million, compared to $47 million in 1994 and $48 million in 1993. The increase from the two prior years was primarily the result of higher compensation costs and the impact of a higher stock price on the value of stock appreciation rights.

Other (income) expense - net for 1995 included an $89 million gain from the sale by the company's Canadian subsidiary, Weldwood of Canada Limited, of its coastal British Columbia timberlands and wood products facilities. Other (income) expense - net for 1995 also included charges of $68 million principally for the writedown of certain United States paper and wood products assets. Other (income) expense - net declined from 1994, mainly as the result of the 1994 sale of the company's interest in a Swedish linerboard mill, the recognition in 1994 of a refund due on countervailing duties on lumber exports from Canada into the United States in prior years, and lower expense for minority interest in subsidiaries in 1994. Other (income) expense - net increased from 1993, primarily due to lower foreign currency translation expenses recorded by the company's Brazilian subsidiary, Champion Papel e Celulose Ltda., in 1995 as the result of reduced inflation in Brazil, as well as the 1995 asset sales referred to above.

The effective income tax rate was higher than in 1994 and 1993, principally due to one-time adjustments to the company's deferred tax liability in each of those years. The adjustments impacted earnings favorably in 1994 and adversely in 1993.

--------------------------------------------------------------------------------

The decline from both prior years in dividends on Preference Stock reflected the conversion of all outstanding shares of the company's $92.50 Cumulative Convertible Preference on June 22, 1995.

Quarterly Results

Fully diluted earnings per share of $2.26 for the fourth quarter of 1995 compared to $1.02 for the fourth quarter of 1994 and $2.44 for the third quarter of 1995. The improvement from the year-ago quarter was primarily due to significantly higher prices for all of the company's major pulp and paper grades. The decline from the prior quarter was mainly the result of lower shipments and somewhat lower prices for uncoated and coated free sheet papers and hardwood market pulp. Fourth quarter 1995 earnings were favorably impacted by a lower effective income tax rate and lower general corporate expense compared to the prior quarter.

Paper Segment

For the company's paper segment, operating income of $1.365 billion in 1995 improved substantially from $71 million in 1994 and a loss of $134 million in 1993. Total paper, packaging and pulp shipments were 6 million tons in each of 1995 and 1994 and 5.7 million tons in 1993. Fourth quarter 1995 operating income of $367 million compared with $423 million in the third quarter of 1995 and $113 million in the fourth quarter of 1994.

In general, the paper business tends to follow overall economic trends. The improvement in paper segment earnings, which began in the second half of 1994, reflected increased demand attributable to strengthening economies in much of the world. In addition, on the supply side, there were relatively few capacity increases in the industry during the year, although domestic pulp and paper manufacturers increased production from existing facilities and there were pulp capacity additions in Indonesia. This favorable demand/supply relationship resulted in strong markets and substantial price increases for all of the company's principal pulp and paper grades in the second half of 1994 and for the first nine months of 1995. In the fourth quarter of 1995 and in early 1996, order backlogs for several grades, including uncoated and coated free sheet papers and market pulp, declined, resulting in lower prices and an increase in inventory levels.

Operating income for the domestic printing and writing papers business improved substantially from the losses in 1994 and 1993. The average price for domestic uncoated free sheet papers, the principal product of the printing and writing papers business, was $976 per ton in 1995, compared to $617 per ton in 1994 and $613 per ton in 1993. The average price for coated free sheet papers also improved from both prior years. Shipments of all printing and writing grades of 2,082,000 tons increased slightly from 1994 and significantly from 1993. Fourth quarter 1995 earnings were significantly higher than the fourth quarter of 1994, but declined from the third quarter of 1995. The decline from the prior quarter was mainly due to lower shipments and somewhat lower prices for uncoated and coated free sheet papers. Prices continued to weaken early in 1996. The decline in shipments resulted in an increase in inventory levels of uncoated and coated free sheet papers in late 1995 and early 1996.

--------------------------------------------------------------------------------

Operating income at the company's Brazilian subsidiary improved substantially from the two prior years, primarily due to higher domestic and export prices for uncoated free sheet papers. The average price for uncoated free sheet papers was $1,028 per ton in 1995, compared to $615 per ton in 1994 and $577 per ton in 1993. Uncoated free sheet papers shipments of 381,000 tons were slightly higher
than 1994 and 1993.   Approximately 11% of the company's 1995 consolidated
operating income, before general corporate expense, was attributable to the Brazilian subsidiary. Fourth quarter operating income improved significantly from the fourth quarter of 1994, but declined from the third quarter of 1995. The decline from the prior quarter was mainly due to higher costs associated with a scheduled maintenance outage, as well as lower prices for uncoated free sheet papers. Domestic and export prices continued to decline early in 1996.

Earnings for the publication papers business improved considerably from 1994 and 1993. Prices for all publication grades were higher than in the two prior years, more than offsetting increased purchased pulp and wood costs. The average price for coated groundwood papers was $1,043 per ton in 1995, compared to $717 per ton in 1994 and $738 per ton in 1993. Prices for coated free sheet and uncoated groundwood papers also were higher than in the two prior years. Shipments of all publication grades of 1,280,000 tons increased slightly from 1994 and moderately from 1993. Fourth quarter 1995 results improved significantly from the fourth quarter of 1994 due to higher prices for all publication grades. Results also improved somewhat from the third quarter of 1995, as higher prices for coated and uncoated groundwood grades more than offset lower prices for coated free sheet papers. Order backlogs for most publication grades declined substantially in late 1995 and continued to decline early in 1996.

Operating income for the U.S. and Canadian market pulp operations represented a considerable improvement from the earnings level in 1994 and the loss in 1993. Prices for all pulp grades were significantly higher than in both prior years. For example, the average price for Canadian softwood pulp was $693 per ton in 1995, compared to $410 per ton in 1994 and $298 per ton in 1993. Prices for U.S. hardwood and softwood pulps also increased from 1994 and 1993. Shipments of all pulp grades were 798,000 tons, compared to 860,000 tons in 1994 and 877,000 tons in 1993. Operating income in the fourth quarter of 1995 improved considerably from the fourth quarter of 1994, but declined significantly from the third quarter of 1995. While a price increase for softwood pulp was effective October 1, weakening demand for pulp, reflecting shorter order backlogs for certain grades of paper and additional pulp capacity in Indonesia, resulted in a decline in shipments and prices for all pulp grades late in the fourth quarter and into early 1996. The decline in shipments caused an increase in inventory levels of pulp in late 1995 and early 1996. Since the company is a net seller of pulp, overall profits are adversely affected by lower pulp prices; however, the company's publication papers mills and the printing and writing papers mills in Hamilton, Ohio, and Canton, North Carolina, purchase pulp from outside suppliers and benefit from lower pulp prices.

Earnings for the newsprint business represented a substantial improvement from the losses in 1994 and 1993, principally due to higher prices. Average newsprint prices (including freight) of $618 per ton in 1995 compared to $409 per ton in 1994 and $396 per ton in 1993. Shipments of 964,000 tons of newsprint, specialty and directory grades also increased from the two prior years. Earnings for the fourth quarter of 1995 represented a significant improvement from the loss in the year-ago quarter and were somewhat above the operating income in the third quarter of 1995 due to higher prices.

--------------------------------------------------------------------------------

Earnings for the packaging business substantially exceeded those in 1994 and 1993, primarily due to higher prices for kraft paper and linerboard. Shipments of 504,000 tons were approximately the same as in the two prior years. Fourth quarter 1995 results improved from the fourth quarter of 1994 due to higher prices, but were slightly lower than the third quarter of 1995 as demand and prices for kraft paper and linerboard declined in late 1995 and into early 1996.

Wood Products Segment

For the company's wood products segment, which includes the wood-related operations of Weldwood of Canada Limited, income from operations of $137 million in 1995 declined considerably from $242 million in 1994 and $248 million in 1993. Fourth quarter 1995 operating income of $27 million compared with $61 million in the fourth quarter of 1994 and $34 million in the third quarter of 1995.

Lower prices for lumber, reflecting a decrease in housing starts in the United States and Canada, primarily were responsible for the decline in earnings in the wood products segment. The average price for lumber overall was down 21% from
1994 and   12% from 1993.  The average price for plywood overall was
approximately the same as in 1994 and somewhat higher than in 1993. Timber stumpage prices were slightly higher than in 1994 but considerably lower than in 1993.

Shipments of lumber were substantially lower than in 1994 and 1993, due to the sale and closure of various domestic and Canadian lumber mills during the last three years. Shipments of plywood were substantially lower than in 1993, due to the sale of two domestic plywood plants in the fourth quarter of 1993. Timber stumpage volumes increased from both prior years.

Shipments of lumber and plywood declined somewhat in the fourth quarter of 1995, mainly due to seasonal factors, while prices overall were substantially unchanged.

Foreign Operations

The company's major foreign operations, which are discussed under their respective business segment headings, are in Canada and Brazil. Net sales to unaffiliated customers by the company's foreign subsidiaries for 1995 were (U.S.) $1.1 billion, accounting for 15.2% of consolidated net sales of the company. Income from operations of the foreign subsidiaries for 1995 was (U.S.) $369 million, accounting for 25.8% of consolidated income from operations of the company. Net income (after minority interest) of the foreign subsidiaries for 1995 was (U.S.) $278 million, accounting for 36% of consolidated net income of the company; approximately $56 million of such $278 million was attributable to the sale of Weldwood's coastal British Columbia timberlands and wood products operations, as discussed above.

Labor Contracts

The company has labor agreements, which expire between 1996 and 2002, at ten of its eleven domestic paper mills. The only such mill whose labor agreement expires in 1996 is the Pensacola, Florida, printing and writing papers mill. The Quinnesec, Michigan, publication papers mill is a non-union facility.

The labor agreement that covers the paper industry in Brazil, including the company's Brazilian subsidiary, is renegotiated each year.

--------------------------------------------------------------------------------

At Weldwood, labor agreements covering the Hinton, Alberta, pulp mill and the joint venture pulp mill in Quesnel, British Columbia, as well as all of Weldwood's wood products facilities except the Longlac, Ontario, plants, will expire in 1997. The labor agreement covering the Longlac plants, which are expected to be sold shortly, will expire in 1996.


Financial Condition

General

The company's current ratio was 1.5 to 1 at year-end 1995, as compared to 1.1 to 1 at year-end 1994 and 1.4 to 1 at year-end 1993. Total debt to total capitalization was 38% at year-end 1995, compared to 43% at year-end 1994 and 44% at year-end 1993.

Significant Balance Sheet Line Item Changes

Receivables increased by $79 million from December 31, 1994 primarily due to substantial price increases for all of the company's principal pulp and paper grades. Inventories increased by $43 million mainly due to the decline in order backlogs for uncoated and coated free sheet papers and market pulp late in the year. The increases in timber and timberlands and in property, plant and equipment (before accumulated depreciation) of $161 million and $271 million, respectively, reflected capital investments net of asset sales. Accounts payable and accrued liabilities increased by $134 million primarily due to the timing of payments and higher costs. The deferred income tax liability (net of the deferred income tax asset) and income taxes payable increased by $165 million and $83 million, respectively, due to the significant improvement in pre-tax income from 1994. Minority interest in subsidiaries increased by $37 million, principally reflecting the interest of the minority shareholders of Weldwood in its 1995 earnings. For a discussion of changes in long-term debt (including current installments) and cash and cash equivalents, as well as of transactions involving company securities that resulted in changes in preference stock, capital shares and treasury shares, see below.

Cash Flows Statement - General

Reflecting record earnings and, to a lesser extent, the sale of certain assets, in 1995 the company's net cash provided by operating activities and asset sales substantially exceeded the requirements of its investing activities (principally capital expenditures). The excess was used primarily to pay dividends, to pay a portion of the company's long-term debt (including current installments), to increase cash and cash equivalents, and to purchase shares of the company's common stock. In 1995, long-term debt (including current installments) declined by $292 million; a substantial portion of this reduction was effected through the conversion of virtually all $149,893,000 of the company's 6 1/2% Convertible Subordinated Debentures into an aggregate of 4,309,070 shares of common stock rather than through the use of cash. Cash and cash equivalents increased by $226 million in 1995 to a total of $317 million, $279 million of which was held by the company's Canadian and Brazilian subsidiaries. In 1995, the company purchased 11.1 million shares of common stock for $550 million.

--------------------------------------------------------------------------------

In 1994, the company's net cash provided by operating activities and asset sales exceeded the requirements of its investing activities (principally capital
expenditures).   The excess was used primarily to pay dividends as well as a portion of the company's long-term debt (including current installments) and to increase cash and cash equivalents. In 1994, long-term debt (including current installments) declined by $206 million, and cash and cash equivalents increased by $35 million.

In 1993, the company's net cash provided by operating activities and asset sales was not sufficient to meet the requirements of its investing activities (principally capital expenditures) and its financing activities (principally debt payments and cash dividends). The difference was financed through borrowings. In 1993, net borrowings generated cash proceeds of $75 million, while cash and cash equivalents increased by $19 million.

Cash Flows Statement - Operating Activities

Net cash provided by operating activities of $1.463 billion improved from $533 million in 1994 and $201 million in 1993. The increase primarily was due to significantly higher earnings and, to a lesser extent, higher deferred income taxes.

Cash Flows Statement - Investing Activities

Net cash used in investing activities of $561 million increased from $262 million in 1994 and $212 million in 1993. The increase from 1994 mainly was due to an increase in capital expenditures and investments in marketable securities, which more than offset higher net proceeds from asset sales. The increase from 1993 principally was due to lower net proceeds from the sale of assets and marketable securities.

In 1995, Weldwood received net proceeds of approximately (U.S.) $175 million from the sale of its coastal British Columbia timberlands and wood operations. In 1994, the company received net proceeds of $39 million from sales of timberlands and fixed assets. In addition, the company received net proceeds of $33 million from sales of investments, including $25 million from the sale of its interest in a Swedish linerboard mill. In 1993, the company received net proceeds of $305 million from sales of timberlands and fixed assets principally located in Montana.

Cash Flows Statement - Financing Activities

Net cash used in financing activities of $676 million compared with $236 million in 1994 and net cash provided by financing activities of $30 million in 1993. The increase from the two prior years in cash used in financing activities mainly was attributable to the purchase of shares of common stock in 1995 and to the reduction of debt in 1995 compared to the increase in debt in 1993. On June 22, 1995, the company purchased 7,894,737 shares of common stock that were issued on that date upon conversion of the $92.50 Cumulative Convertible Preference Stock, and on June 30, 1995, the company purchased 2,000,000 shares of common stock. On August 17, 1995, the Board of Directors of the company authorized the purchase of up to an additional 5,000,000 shares of common stock from time to time on the open market and through privately negotiated transactions; pursuant to this authorization, the company purchased 1,186,000 shares of common stock in 1995, primarily during the fourth quarter.

--------------------------------------------------------------------------------

At December 31, 1995, the company had $58 million of U.S. commercial paper and other short-term obligations outstanding, all of which are classified as long-term debt, down from $382 million at year-end 1994 and $559 million at year-end 1993. In addition, at December 31, 1995, the company had $40 million of notes outstanding under its U.S. bank lines of credit, down from $65 million at year-end 1994 and $224 million at year-end 1993. Domestically, at December 31, 1995, $58 million of the company's unused bank lines of credit of $1.16 billion supported the classification of commercial paper and other short-term obligations as long-term debt. At December 31, 1995, Weldwood had unused bank lines of credit of approximately $187 million.

During 1995, the company (i) issued $150 million of notes due in 2005 and $350 million of debentures due in 2025, (ii) borrowed $50 million through a bank term loan due in 1997 and (iii) borrowed $88,650,000 through the issuance of long-term tax-exempt bonds.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 1996 through 2000 are $78 million, $178 million, $377 million, $380 million and $203 million, respectively.


Capital Expenditures

Capital spending in 1995 was $518 million, compared to $268 million in 1994 and $491 million in 1993. The company presently anticipates that capital spending will be approximately $660 million in 1996, all of which is expected to be financed through internally generated funds.

During 1996 and 1997, the company will invest $124 million to construct a recycling facility at the printing and writing papers mill in Courtland, Alabama, and Weldwood will invest (U.S.) $75 million to construct a lumber mill and modernize its existing plywood plant at Quesnel, British Columbia. Approximately $126 million and $73 million of the anticipated capital spending in 1996 and in 1997, respectively, will be devoted to these projects.

In addition to the anticipated capital spending described above, in January 1996, the company acquired Lake Superior Land Company for $76 million. Lake Superior has an outstanding mortgage loan of $44 million. It owns approximately 290,000 acres of timberlands and real estate in Michigan and Wisconsin, which principally will be used to provide fiber to the company's pulp and paper mills in Quinnesec, Michigan, and Sartell, Minnesota.

The company plans to establish eucalyptus plantations and a chipping operation in the State of Amapa, Brazil, in the next few years. In addition, the company has under consideration the possible construction of a pulp and paper mill at Tres Lagoas, State of Mato Grosso do Sul, Brazil, in the next few years. Approximately $100 million of the capital spending in 1995 was for the acquisition of rights to land and the planting of trees in connection with these projects. Approximately $35 million of the anticipated capital spending in 1996 will be devoted to these projects.

--------------------------------------------------------------------------------

The Environment

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

In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1991 through 1995, the company spent approximately $298 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes. In addition, from 1990 through 1994, the company spent approximately $280 million on the environmental improvement and modernization project at the Canton, North Carolina, mill. In 1995, capital expenditures incurred for environmental purposes were $72 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $48 million in 1996 and $114 million in 1997. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 1997. Preliminary estimates indicate that for the period from 1998 through 2000 capital expenditures for air and water pollution control facilities and solid waste disposal facilities in the United States will aggregate approximately $83 million. The environmental capital expenditures described in this paragraph are included in the respective past and estimated 1996 capital spending amounts set forth above under "Capital Expenditures."

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

Proposed EPA Air and Water Regulations

In December 1993, the United States Environmental Protection Agency (the "EPA") proposed regulations pursuant to the federal Clean Air Act Amendments of 1990 (the "Clean Air Act") and the federal Water Pollution Control Act (the "Clean Water Act"). Additional Clean Air Act regulations are expected to be proposed in 1996. It is anticipated that certain of these regulations will become final in 1996, and the balance will become final thereafter. Compliance with the regulations is expected to be required within three years after each becomes final.

--------------------------------------------------------------------------------

As previously reported, trace amounts of dioxin were found in the pulp, sludge and effluent at some bleached kraft mills in the United States and Canada, including certain of the company's mills. The proposed regulations under the Clean Water Act are based upon the use of oxygen delignification and chlorine dioxide substitution to reduce the potential for the formation of dioxin in the pulp bleaching process. This technology will be in place at all of the company's fully bleached kraft mills by the end of 1997. The company presently anticipates that it will incur capital expenditures to meet the expected requirements of the final Clean Water Act regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," of approximately $20 million from 1996 through 1999.

Assuming that the Clean Air Act regulations expected to be proposed in 1996 use a range of standards currently anticipated by the company and that all of the regulations pursuant to the Clean Air Act are adopted in the form anticipated by the company, the company presently expects that it will incur capital expenditures to meet the requirements of the Clean Air Act and state air toxics regulations, additional to those set forth above under "Environmental Capital Expenditures," of approximately $315 million over the period of approximately 1997 through 2004.

Great Lakes Initiative

The company may incur capital expenditures, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," in order to meet the requirements of the Great Lakes Water Quality Agreement of 1978 and the Great Lakes Critical Programs Act of 1990. Pursuant thereto, in March 1995, the EPA issued guidance to the states regarding water quality standards for the waters of the Great Lakes and their tributaries. The company is awaiting the issuance of implementing regulations by the environmental agencies of the affected states in order to determine the extent of any additional costs and the period over which they will be incurred. As a result, the company is not yet in a position to provide a meaningful estimate of any such costs.


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

--------------------------------------------------------------------------------

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $73 million at December 31, 1995, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1993 through 1995 were approximately $7 million, $4 million and $5 million, respectively.


Environmental Legal Proceedings

The company is a defendant in a class action seeking damages allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the company's Pensacola, Florida, mill into Eleven Mile Creek, which flows into Perdido Bay. The plaintiffs seek not more than $50,000 for each class member. It is anticipated that the class, which was certified in June 1994, will consist of approximately 2,000 members. The company is vigorously defending this action.

In February 1994, the company received a notice of violation from the Texas Natural Resources Conservation Commission ("TNRCC") alleging unauthorized air emissions from the company's Sheldon, Texas, mill. The notice of violation alleged several violations, all but two of which have been resolved without penalty. In October 1995, the company received a letter from the Enforcement Division of the TNRCC stating that it has recommended to the TNRCC Litigation Support Division that the two remaining violations be settled for a penalty of $470,400. The letter notes that the company may receive credit against the recommended penalty if the company undertakes an environmental project in Texas. The company currently is considering whether to accept the proposed settlement and is discussing with the TNRCC possible environmental projects and the amount of the credit.

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)

                                                                         1995        1994        1993         1992
--------------------------------------------------------------         ------      ------      ------       ------
Earnings:
 Net sales....................................................         $6,972      $5,318      $5,069       $4,926
 Depreciation expense and cost of timber harvested............            471         459         443          411
 Gross profit.................................................          1,816         565         359          362
 Income from operations.......................................          1,429         266          66           73
 Interest and debt expense....................................            226         235         224          206
 Other (income) expense -- net................................            (33)        (57)          7         (143)
 Income (loss) before income taxes, extraordinary item and
  cumulative effect of accounting changes.....................          1,237          88        (165)          10
 Income taxes (benefit).......................................            465          25         (31)          (4)
 Income (loss) before extraordinary item and cumulative effect
  of accounting changes.......................................            772          63        (134)          14
 Extraordinary item, net of taxes.............................            ---         ---         (14)         ---
 Cumulative effect of accounting changes, net of taxes........            ---         ---          (8)        (454)
 Net income (loss)............................................            772          63        (156)        (440)


Per Common Share: *
 Primary earnings (loss)......................................         $ 8.01      $  .38      $(1.98)      $(5.05)
 Fully diluted earnings (loss)................................           7.67         .38       (1.98)       (5.05)
 Cash dividends declared......................................            .20         .20         .20          .20
 Cash dividends paid..........................................            .20         .20         .20          .20
 Shareholders' equity.........................................          38.12       31.25       31.23        33.53


Financial Position:
 Current assets...............................................         $1,641      $1,179      $1,114       $1,142
 Timber and timberlands -- net................................          2,008       1,847       1,839        2,012
 Property, plant and equipment -- net.........................          5,514       5,603       5,802        5,763
 Other assets and deferred charges............................            380         335         388          464
                                                                       ------      ------      ------       ------
  Total assets................................................         $9,543      $8,964      $9,143       $9,381
                                                                       ======      ======      ======       ======

 Current liabilities..........................................         $1,080      $1,034      $  772       $  786
 Long-term debt and other liabilities.........................          3,492       3,560       3,990        3,928
 Deferred income taxes........................................          1,219       1,040       1,077        1,159
 Minority interest in subsidiaries............................            105          69          54           49
 $92.50 convertible preference stock..........................            ---         300         300          300
 Shareholders' equity.........................................          3,647       2,961       2,950        3,159
                                                                       ------      ------      ------       ------
  Total liabilities and shareholders' equity..................         $9,543      $8,964      $9,143       $9,381
                                                                       ======      ======      ======       ======

Other Statistics:
 Expenditures for property, plant and equipment...............         $  368      $  225      $  476       $  623
 Timber and timberlands expenditures..........................            257      $  104      $  130       $   95
 U.S. timber acreage owned or controlled......................            5.3         5.1         5.1          6.0
 Common shares outstanding at year-end........................             96          93          93           93
 Dividends declared on preference shares......................         $   13      $   28      $   28       $   28
 Dividends declared on common shares..........................         $   19      $   19      $   19       $   19
 Current ratio................................................            1.5         1.1         1.4          1.5
 Ratio of total debt to total capitalization..................          .38:1       .43:1       .44:1        .42:1
 Return on average shareholders' equity and $92.50 convertible preference stock before extraordinary item and cumulative
  effect of accounting changes................................           22.6%        2.0%      (4.0)%         0.4%

* Primary and fully diluted earnings (loss) per share for 1993 include the cumulative effect of an accounting change of $(.08) and extraordinary item for early retirement of debt of $(.15).

  Primary and fully diluted earnings (loss) per share for 1992 include the cumulative effect of accounting changes of $(4.90).

                                                                  1991     1990     1989     1988     1987     1986     1985
--------------------------------------------------------------  ------   ------   ------   ------   ------   ------   ------
Earnings:
 Net sales....................................................  $4,786   $5,090   $5,163   $5,129   $4,615   $4,388   $5,770
 Depreciation expense and cost of timber harvested............     342      323      279      260      252      270      263
 Gross profit.................................................     454      800    1,048    1,141      872      798      903
 Income from operations.......................................     179      491      769      861      598      438      364
 Interest and debt expense....................................     211      156      136      161      177      170      171
 Other (income) expense -- net................................    (110)     (85)     (93)     (30)    (198)     (45)     (52)
 Income (loss) before income taxes, extraordinary item and
  cumulative effect of accounting changes.....................      78      420      726      730      619      313      245
 Income taxes (benefit).......................................      38      197      294      274      237      112       82
 Income (loss) before extraordinary item and cumulative effect
  of accounting changes.......................................      40      223      432      456      382      201      163
 Extraordinary item, net of taxes.............................     ---      ---      ---      ---      ---      ---      ---
 Cumulative effect of accounting changes, net of taxes........     ---      ---      ---      ---      ---      ---      ---
 Net income (loss)............................................      40      223      432      456      382      201      163


Per Common Share: *
 Primary earnings (loss)......................................  $  .14   $ 2.11   $ 4.56   $ 4.80   $ 4.03   $ 2.08   $ 1.59
 Fully diluted earnings (loss)................................     .14     2.08     4.43     4.65     3.92     2.05     1.59
 Cash dividends declared......................................     .20     1.10     1.10      .95      .72      .52      .46
 Cash dividends paid..........................................    .425     1.10    1.075      .90      .65      .52      .43
 Shareholders' equity.........................................   39.02    39.10    38.12    35.06    30.82    27.52    26.08


Financial Position:
 Current assets...............................................  $1,162   $1,104   $1,074   $  986   $  896   $  811   $1,041
 Timber and timberlands -- net................................   1,666    1,645    1,613    1,581    1,554    1,555    1,569
 Property, plant and equipment -- net.........................   5,386    5,117    4,404    3,702    3,340    3,309    3,143
 Other assets and deferred charges............................     442      485      440      431      389      432      345
                                                                ------   ------   ------   ------   ------   ------   ------
  Total assets................................................  $8,656   $8,351   $7,531   $6,700   $6,179   $6,107   $6,098
                                                                ======   ======   ======   ======   ======   ======   ======

 Current liabilities..........................................  $  794   $  801   $  804   $  699   $  657   $  734   $1,118
 Long-term debt and other liabilities.........................   3,162    2,864    2,175    2,133    2,120    2,462    2,057
 Deferred income taxes........................................     678      651      605      474      415      281      290
 Minority interest in subsidiaries............................      51       56       58       49       51       38       34
 $92.50 convertible preference stock..........................     300      300      300      ---      ---      ---      ---
 Shareholders' equity.........................................   3,671    3,679    3,589    3,345    2,936    2,592    2,599
                                                                ------   ------   ------   ------   ------   ------   ------
  Total liabilities and shareholders' equity..................  $8,656   $8,351   $7,531   $6,700   $6,179   $6,107   $6,098
                                                                ======   ======   ======   ======   ======   ======   ======

Other Statistics:
 Expenditures for property, plant and equipment...............  $  604   $  959   $  916   $  585   $  340   $  446   $  443
 Timber and timberlands expenditures..........................  $   58   $   88   $   78   $   88   $   62   $   53   $   43
 U.S. timber acreage owned or controlled......................     6.2      6.4      6.4      6.4      6.5      6.5      6.5
 Common shares outstanding at year-end........................      93       93       93       95       95       94       93
 Dividends declared on preference shares......................  $   28   $   28   $    2   $  ---   $  ---   $    6   $   15
 Dividends declared on common shares..........................  $   19   $  102   $  104   $   91   $   69   $   49   $   43
 Current ratio................................................     1.5      1.4      1.3      1.4      1.4      1.1       .9
 Ratio of total debt to total capitalization..................   .40:1    .38:1    .32:1    .34:1    .36:1    .44:1    .42:1
 Return on average shareholders' equity and $92.50 convertible preference stock before extraordinary item and cumulative
  effect of accounting changes................................     1.0%     5.6%    12.2%    14.5%    13.8%     7.8%     6.4%

Common Stock
Prices and
Dividends Paid    Quarterly sales prices for the company's common stock as
                  reported on the New York Stock Exchange composite tape, and quarterly dividends paid, in 1995 and 1994 were:

--------------------------------------------------------------
                          March 31  June 30  Sept. 30  Dec. 31
                          --------  -------  --------  -------
1995
----
High                       $43 1/4  $54 1/2   $60 1/4  $55
Low                         36 1/8   40        52 1/8   39 1/2
Dividends Paid                 .05      .05       .05      .05
--------------------------------------------------------------

1994
----
High                       $36      $34 1/2   $40      $40
Low                         28 3/4   28        32 5/8   32 3/4
Dividends Paid                 .05      .05       .05      .05
