Form 10-K405, Exhibit 13
period 1996-12-31
CHAMPION INTERNATIONAL CORP
filed 1997-03-27
CIK 19150

                                                                                 EXHIBIT 13
Paper
-------------------------------------------------------------------------------------------------------
Years Ended December 31


Net Sales  (in millions of dollars)                 1996      %      1995     %          1994     %
-----------------------------------               ------    ---   ------    ---        ------   ---
Product Category:

Uncoated free sheet (U.S. & Brazil).              $1,422     29   $1,857     31        $1,144    27
Coated free sheet...................                 555     12      647     11           515    12
Coated groundwood...................                 659     13      792     13           540    13
Uncoated groundwood.................                 309      6      369      6           213     5
Newsprint...........................                 395      8      439      7           298     7
Bleached board business.............                 311      6      320      5           305     7
Kraft paper and linerboard..........                 199      4      267      4           195     5
Market pulp.........................                 360      7      541      9           352     8
Resale of outside purchases.........                 737     15      758     14           646    16
Other...............................                  15    ---       17    ---             9   ---
                                                  ------    ---   ------    ---        ------   ---

                                                  $4,962    100   $6,007    100        $4,217   100
                                                  ======    ===   ======    ===        ======   ===


Wood Products
-------------------------------------------------------------------------------------------------------


Years Ended December 31


Net Sales  (in millions of dollars)                 1996      %      1995     %          1994     %
-----------------------------------               ------    ---   ------    ---        ------   ---
Product Category:

Lumber..............................              $  382     42   $  334     35        $  481    44
Softwood plywood and waferboard.....                 237     26      284     29           264    24
Logs and stumpage...................                 224     24      247     26           253    23
Sidings and industrial plywood......                  54      6       49      5            47     4
Hardwood plywood....................                   9      1       33      3            32     3
Miscellaneous products..............                  13      1       18      2            24     2
                                                  ------    ---   ------    ---        ------   ---

                                                  $  919    100   $  965    100        $1,101   100
                                                  ======    ===   ======    ===        ======   ===

Champion International Corporation and Subsidiaries
-----------------------------------------------------------------------------------------------------------------

Consolidated Income  (in thousands, except per share amounts)

                    Years Ended December 31                    1996               1995                1994
-------------------------------------------              ----------         ----------          ----------

Net Sales....................................            $5,880,443         $6,972,038          $5,318,192

Costs and Expenses:
  Cost of products sold......................             5,134,428          5,156,423           4,752,926
  Selling, general and administrative
    expenses.................................               363,071            386,125             299,266
  Interest and debt expense (Notes 3 and 6)..               222,214            226,016             235,086
  Other (income) expense - net (Note 11).....               (44,240)           (33,089)            (57,342)
                                                         ----------         ----------          ----------
Total Costs and Expenses.....................             5,675,473          5,735,475           5,229,936

Income before Income Taxes...................               204,970          1,236,563              88,256

Income Taxes (Note 12).......................                63,664            464,728              24,951
                                                         ----------         ----------          ----------

Net Income...................................            $  141,306         $  771,835          $   63,305
                                                         ==========         ==========          ==========

Dividends on Preference Stock (Note 8).......                   ---             13,258              27,750
                                                         ----------         ----------          ----------

Net Income Applicable to Common Stock........            $  141,306         $  758,577          $   35,555
                                                         ==========         ==========          ==========


Average Number of Common Shares Outstanding..                95,524             94,725              93,061
                                                         ==========         ==========          ==========


Primary Earnings Per Common Share............            $     1.48         $     8.01          $      .38
                                                         ==========         ==========          ==========
Fully Diluted Earnings Per Common Share......            $     1.48         $     7.67          $      .38
                                                         ==========         ==========          ==========



The accompanying notes are an integral part of this statement.

                      Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)

Assets                                     December 31                      1996        1995
------------------------------------------------------                ----------  ----------

Current Assets:
Cash and cash equivalents.............................                $  174,638  $  317,069
Short-term investments................................                       ---      98,275
Receivables...........................................                   579,393     641,291
Inventories (Note 2)..................................                   458,043     426,001
Prepaid expenses......................................                    29,926      24,841
Deferred income taxes (Note 12).......................                    73,732      75,329
                                                                      ----------  ----------
 Total Current Assets.................................                 1,315,732   1,582,806
                                                                      ----------  ----------

Timber and Timberlands, at cost - less
 cost of timber harvested.............................                 2,364,858   2,007,685
                                                                      ----------  ----------

Property, Plant and Equipment, at cost
 (Notes 3, 6 and 7)...................................                 9,297,557   8,850,519
Less - Accumulated depreciation.......................                 3,644,088   3,335,945
                                                                      ----------  ----------
                                                                       5,653,469   5,514,574
                                                                      ----------  ----------

Other Assets and Deferred Charges.....................                   485,933     438,237
                                                                      ----------  ----------

                                                                      $9,819,992  $9,543,302
                                                                      ==========  ==========


The accompanying notes are an integral part of this statement.

                      Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------

Consolidated Balance Sheet  (in thousands of dollars)

Liabilities and Shareholders' Equity       December 31                      1996              1995
------------------------------------------------------                ----------       -----------

Current Liabilities:
Current installments of long-term debt (Note 6)........               $   80,900        $   77,760
Short-term bank borrowings (Note 6)....................                  126,910           150,067
Accounts payable and accrued liabilities (Note 5)......                  713,132           726,206
Income taxes (Note 12).................................                   23,098           125,840
                                                                      ----------        ----------
 Total Current Liabilities.............................                  944,040         1,079,873
                                                                      ----------        ----------

Long-Term Debt (Note 6)................................                3,085,424         2,828,509
                                                                      ----------        ----------

Other Liabilities (Notes 13 and 16)....................                  664,643           664,010
                                                                      ----------        ----------

Deferred Income Taxes (Note 12)........................                1,363,910         1,218,978
                                                                      ----------        ----------

Minority Interest in Subsidiaries......................                    6,307           105,241
                                                                      ----------        ----------
Commitments and Contingent Liabilities
   (Notes 7, 16 and 17)................................                      ---               ---
                                                                      ----------        ----------

Shareholders' Equity:
Capital Shares (Notes 8 and 9):
  Preference stock, 8,531,431 shares authorized but
     unissued..........................................                      ---               ---
 Common stock, $.50 par value:  250,000,000 authorized
   shares; 110,323,099 and 110,230,379 issued shares...                   55,162            55,115
 Capital surplus.......................................                1,651,454         1,653,456
Retained Earnings (Note 6).............................                2,740,196         2,618,033
                                                                      ----------        ----------
                                                                       4,446,812         4,326,604

Treasury Shares, at cost (Note 8)......................                 (657,864)         (650,049)
Cumulative Translation Adjustment......................                  (33,280)          (29,864)
                                                                      ----------        ----------

                                                                       3,755,668         3,646,691
                                                                      ----------        ----------

                                                                      $9,819,992        $9,543,302
                                                                      ==========        ==========



The accompanying notes are an integral part of this statement.


Champion International Corporation and Subsidiaries
----------------------------------------------------------------------------------------------

Consolidated Cash Flows (in thousands of dollars)

                            Years Ended December 31              1996         1995        1994
---------------------------------------------------        ----------   ----------   ---------
Cash flows from operating activities:
Net Income.........................................        $  141,306   $  771,835   $  63,305

Adjustments to reconcile net income to net
 cash provided by operations:
 Depreciation expense..............................           407,829      392,534     379,386
 Cost of timber harvested..........................            94,090       78,903      79,311
 Gain on disposal of assets........................           (23,101)     (46,536)    (14,151)
 Pension contributions.............................           (70,188)     (10,129)     (4,517)
 (Increase) decrease in receivables................            65,033      (77,715)    (70,938)
 (Increase) decrease in Inventories................           (34,384)     (72,598)     21,755
 (Increase) in prepaid expenses....................            (4,626)      (6,409)       (989)
 Increase (decrease) in accounts payable
   and accrued liabilities.........................           (38,216)     118,289       4,975
 Increase (decrease) in income taxes payable.......          (102,068)      81,431      38,707
 (Decrease) in other liabilities...................           (13,851)     (20,658)     (7,250)
 Increase (decrease) in deferred income taxes......             3,169      159,005     (26,746)
 All other - net...................................            13,378       84,639      65,986
                                                           ----------   ----------   ---------
Net cash provided by operating activities..........           438,371    1,452,591     528,834
                                                           ----------   ----------   ---------

Cash flows from investing activities:
  Expenditures for property, plant
   and equipment...................................          (460,533)    (367,632)   (225,042)
 Timber and timberlands expenditures...............          (121,161)    (256,584)   (103,830)
 Purchase of Lake Superior Land Company............           (71,990)         ---         ---
 Purchase of AMCEL.................................           (58,361)         ---         ---
  Purchase of investments..........................               ---      (98,275)    (28,902)
  Proceeds from redemptions of investments.........            98,275          ---      61,893
  Proceeds from sales of property, plant and
     equipment and timber and timberlands..........            42,760      181,207      38,723
  All other - net..................................            16,551       (9,496)       (279)
                                                           ----------   ----------   ---------
Net cash used in investing activities..............          (554,459)    (550,780)   (257,437)
                                                           ----------   ----------   ---------

Cash flows from financing activities:
 Proceeds from issuance of long-tern debt..........           834,155      826,116     424,857
 Payments of current installments of
   long-term debt and long-term debt...............          (645,060)    (951,300)   (621,769)
 Purchase by Weldwood of minority interest.........          (191,446)         ---         ---
 Cash dividends paid...............................           (19,161)     (32,144)    (46,351)
 Payments to acquire treasury stock................            (7,815)    (549,741)        (75)
 All other - net...................................             2,984       31,379       7,236
                                                           ----------   ----------   ---------
Net cash used in financing activities..............           (26,343)    (675,690)   (236,102)
                                                           ----------   ----------   ---------

Increase (decrease) in cash and cash
  equivalents......................................          (142,431)     226,121      35,295

Cash and cash equivalents:
  Beginning of period..............................           317,069       90,948      55,653
                                                           ----------   ----------   ---------
  End of period....................................        $  174,638   $  317,069   $  90,948
                                                           ==========   ==========   =========

Supplemental cash flow disclosures:
  Nonmonetary transactions (Notes 6 and 8)
  Cash paid during the year for:
    Interest (net of capitalized amounts)..........         $ 210,022   $  227,317   $ 236,481
    Income taxes (net of refunds) (Note 12)........           178,839      208,600       1,051

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
----------------------------------------------------------------------------------------------------

Consolidated Retained Earnings  (in thousands,except per share amounts)



                     Years Ended December 31                          1996         1995         1994
--------------------------------------------                    ----------   ----------   ----------

Beginning Balance...........................                    $2,618,033   $1,878,476   $1,861,535
Net Income..................................                       141,306      771,835       63,305

Cash Dividends Declared:
$92.50 Convertible Preference Stock - $44.19
 per share in 1995, $92.50 per share in
  1994......................................                           ---      (13,258)     (27,750)
Common Stock- $.20 per share in 1996, 1995
 and 1994...................................                       (19,143)     (19,020)     (18,614)
                                                                ----------   ----------   ----------

Ending Balance..............................                    $2,740,196   $2,618,033   $1,878,476
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

D.  Inventories

Inventories are generally stated at the lower of average cost or market (market approximates net realizable value), except for certain inventories of the paper segment which are stated on the last-in, first-out (LIFO) method (Note 2).

E.  Capitalization and Amortization of Certain Costs

Pre-operating expenses and start-up costs incurred in connection with the construction of major properties are deferred until such properties become operational. These expenses and costs are then amortized over a five-year period. No start-up costs were deferred during 1996, 1995 and 1994.

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

J.  Derivative Financial Instruments

The company occasionally enters into foreign exchange contracts to mitigate the risks associated with its exposure to fluctuations in foreign currency exchange rates. The foreign exchange contracts are held for purposes other than trading. At December 31, 1996, the company had foreign exchange contracts covering approximately $113 million of short-term investments and accounts receivable. The fair value of these contracts approximated carrying value.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 2. Inventories


December 31            (in thousands of dollars)              1996      1995
----------------------------------------------------      --------  --------

Paper, pulp and packaging products..................      $261,696  $237,005
Wood products.......................................        31,751    23,796
Logs................................................        42,706    41,445
Pulpwood............................................        24,277    22,764
Raw materials, parts and supplies...................        97,613   100,991
                                                          --------  --------

                                                          $458,043  $426,001
                                                          ========  ========



At December 31, 1996 and 1995, inventories stated using the last-in, first-out
(LIFO) method, representing approximately 34% and 26% of total inventories, were $154,264,000 and $111,073,000, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $69,505,000 and $73,286,000 at December 31, 1996 and 1995, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 3.  Property, Plant and Equipment

December 31                (in thousands of dollars)              1996          1995
-------------------------------------------------------      ----------    ---------

Land and land improvements...............................    $  340,433   $  321,002
Buildings and leasehold improvements.....................       936,367      908,627
Machinery and equipment..................................     7,742,922    7,406,084
Construction in progress.................................       277,835      214,806
                                                             ----------   ----------

                                                              9,297,557    8,850,519

Accumulated depreciation.................................    (3,644,088)  (3,335,945)
                                                             ----------   ----------

                                                             $5,653,469   $5,514,574
                                                             ==========   ==========

Interest capitalized into construction in progress during 1996, 1995 and 1994 was $10,642,000, $9,587,000 and $7,926,000, respectively.


Depreciation expense includes the following components:

Years Ended December 31 (in thousands of dollars)              1996         1995         1994
----------------------------------------------------       --------   ----------   ----------
Land improvements...................................       $ 14,344   $   13,431   $   15,295
Buildings and leasehold improvements................         27,769       28,040       26,773
Machinery and equipment.............................        365,716      351,063      337,318
                                                           --------   ----------   ----------

                                                           $407,829   $  392,534   $  379,386
                                                           ========   ==========   ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 4.  Lines of Credit



At December 31, 1996, the company had unused U.S. lines of credit of $1.25 billion ($7 million of which supported short-term borrowings classified as long-term debt as discussed in Note 6) and unused foreign lines of credit of approximately $131 million. At December 31, 1996, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Commitment fees of .15% are required on the $1.25 billion U.S. lines of credit, which are available to November 15, 1999 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than .17% are required on the $131 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.



Note 5.  Accounts Payable and Accrued Liabilities

December 31         (in thousands of dollars)         1996       1995
---------------------------------------------      -------   --------

Accounts payable..............................     $293,959  $306,372
                                                   --------  --------

Dividends payable.............................        4,783     4,802
                                                   --------  --------
Accrued liabilities:
 Payrolls and commissions.....................      137,615   163,449
 Employee benefits............................       63,391    63,042
 Interest.....................................       57,673    45,563
 Taxes, other than income taxes...............       31,353    40,382
 Other........................................      124,358   102,596
                                                   ---------  -------

     Total accrued liabilities................      414,390   415,032
                                                   --------  --------

                                                   $713,132  $726,206
                                                   ========  ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 6.  Indebtedness

December 31                   (in thousands of dollars)             1996           1995
-------------------------------------------------------       ----------     ----------
Secured debt, 7.8% average rate, payable
 through 2012 (a)......................................       $   50,632     $    2,730
Unsecured fixed rate debt, 7.9% average rate, payable
 through 2030..........................................        2,470,315      2,011,630
Unsecured variable rate debt, 6.6% average rate,
 payable through 2012 (b)..............................          348,907        600,513
Lease obligations, 6.8% average rate, payable
 through 2029..........................................          289,992        285,636
Other contractual obligations, 6.9% average rate,
 payable through 2001..................................            6,478          5,760
                                                              ----------     ----------

         Total Debt....................................        3,166,324      2,906,269

Less:  Current installments of long-term  debt.........           80,900         77,760
                                                              ----------     ----------

Long-term debt (c).....................................       $3,085,424     $2,828,509
                                                              ==========     ==========

Short-term bank borrowings (d).........................       $  126,910     $  150,067
                                                              ==========     ==========

(a) Such debt is secured by assets with a net book value at December 31, 1996 of approximately $203 million, primarily assets of Lake Superior Land Company, a wholly-owned subsidiary of the company.

(b) Unsecured variable rate debt includes borrowings payable in less than one year. The company has the ability to refinance these borrowings under the credit agreements discussed in Note 4. At December 31, 1996, $7 million of U.S. commercial paper has been classified as long-term debt since the company intends to renew or refinance these obligations through 1997 and into future periods.

(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1997 through 2001 are $81 million, $439 million, $262 million, $206 million and $206 million, respectively.

(d) Weighted average interest rates on outstanding balances, excluding book cash overdrafts, for 1996 and 1995 were 7.8% and 8.2%, respectively. Book cash overdrafts totaled $84 million and $97 million, respectively, at December 31, 1996 and 1995.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $1.1 billion of consolidated retained earnings at December 31, 1996 is free of such restrictions.


At the time of their acquisition by the company in 1996, Lake Superior Land Company had a $44 million mortgage loan outstanding, and Amapa Florestal e Celulose (AMCEL) had $35 million of debt outstanding.

Champion International Corporation and Subsidiaries

Notes to Financial Statements

Note 7.  Commitments

                                                       Future Minimum Lease Payments
                                                    --------------------------------

                                                    Capitalized        Non-Cancelable
Period                  (in thousands of dollars)        Leases      Operating Leases
-------------------------------------------------   -----------      ----------------
1997.............................................      $ 19,777              $ 26,068
1998.............................................        19,777                24,310
1999.............................................        19,777                26,559
2000.............................................        19,777                25,312
2001.............................................        19,777                24,903
Thereafter.......................................       679,742               207,318
                                                                              -------

Total payments...................................       778,627               334,470

Less:  Sublease rental income....................                              66,400
                                                                             --------

Net operating lease payments.....................                            $268,070
                                                                             ========

Less:  Amount representing interest..............       488,635
                                                        -------

Present value of capitalized lease payments
  (all long-term)................................      $289,992
                                                       ========

The following schedule shows the composition of total rental expense for all operating leases:

Years Ended December 31 (in thousands of dollars)      1996       1995        1994
-------------------------------------------------   -------    -------     -------

Minimum rentals..................................   $29,863    $24,542     $25,120
Less:  Sublease rental income....................       227        251         619
                                                    -------    -------     -------

                                                    $29,636    $24,291     $24,501
                                                    =======    =======     =======

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 8.  Capital Shares

Unissued Preference Stock
-------------------------
At December 31, 1996 and 1995, 7,031,431 preference shares for which no series has been designated were authorized and unissued. At December 31, 1996 and 1995, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Redeemable Preference Stock
---------------------------
On December 6, 1989, the company issued 300,000 shares of Preference Stock, $92.50 Cumulative Convertible Series, $1.00 par value ("$92.50 Preference Stock"). On June 22, 1995, all of the $92.50 Preference Stock was converted into 7,894,737 shares of common stock, which then were purchased by the company on that date.

Common Stock
------------
Changes in common shares during the three years ended December 31, 1996 are as follows:

(in shares and thousands of dollars)

                                                                      Treasury Shares
                                           Issued Shares                 (at cost)
                                -------------------------------   ---------------------

                                               Par      Capital
                                    Shares   Value      Surplus       Shares     Amount
                                ---------- -------   ----------    ---------  ---------

Balance at January 1, 1994....  96,367,755 $48,184   $1,163,555   (3,341,355) $(100,233)
Exercise of stock options.....     396,300     198       10,881          ---        ---
Compensation plans............      18,824      10          573     (150,925)       (75)
Other.........................       3,160       1           (1)         ---        ---
                                ----------  ------   ----------    ---------   --------

Balance at December 31, 1994..  96,786,039  48,393    1,175,008   (3,492,280)  (100,308)
Conversions...................  12,205,192   6,102      441,731          ---        ---
Exercise of stock options.....   1,224,750     613       36,379          ---        ---
Compensation plans............      11,805       6          339          ---        ---
Repurchase of stock...........         ---     ---          ---  (11,080,731)  (549,741)
Other.........................       2,593       1           (1)         ---        ---
                                ----------  ------   ----------    ---------   --------

Balance at December 31, 1995.. 110,230,379  55,115    1,653,456  (14,573,011)  (650,049)
Exercise of stock options.....      79,800      40        2,428          ---        ---
Compensation plans............       9,184       5        1,499          ---        ---
Repurchase of stock...........         ---     ---          ---     (195,300)    (7,815)
Other.........................       3,736       2       (5,929)         ---        ---
                               -----------  ------   ----------    ---------   --------
Balance at December 31, 1996.. 110,323,099 $55,162   $1,651,454  (14,768,311) $(657,864)
                               ===========  ======   ==========   ==========   ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

At December 31, 1996, common shares of the company were reserved for issue as follows:

Stock options granted or available for grant........       5,406,200
Compensation plans..................................       2,722,710
                                                           ---------
                                                           8,128,910
                                                           =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 9.  Stock Based Compensation

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

Stock Option Transactions:

                                                                       Weighted Average
                                                        Options          Exercise Price
                                                      ---------        ----------------
Balance at January 1, 1994....................        4,013,000                  $29.35
     Granted..................................          582,400                   30.13
     Exercised................................         (565,000)                  27.30
     Surrendered or canceled..................          (65,600)                  32.15
                                                      ----------

Balance at December 31, 1994..................        3,964,800                   29.71
     Granted..................................          605,100                   39.13
     Exercised................................       (2,272,100)                  29.46
     Surrendered or canceled..................          (18,650)                  35.02
                                                      ---------

Balance at December 31, 1995..................        2,279,150                   32.42
     Granted..................................          556,350                   46.63
     Exercised................................         (215,400)                  30.45
     Surrendered or canceled..................          (24.300)                  33.16
                                                      ---------

Balance at December 31, 1996..................        2,595,800                  $35.62
                                                      =========

Options exercisable at December 31, 1996......        2,043,550                  $32.65

At December 31, 1996, the stock options had an aggregate exercise price of $92,468,000, with exercise prices ranging from $26.25 to $46.63 and a weighted average remaining contractual life of 6.6 years.

In addition to stock options, the company granted 450,000 restricted stock units on August 15, 1996 at the market price per share on that date ($44.25). Each unit represents one share of common stock to be issued upon vesting (unless the issuance is deferred), provided that the awardee remains in the company's employ until the vesting date. The units vest over a six-year period as follows:
135,000 on August 15, 1998, 135,000 on August 15, 2000 and 180,000 on August 15,
2002.

Total compensation expense recognized for stock appreciation rights and other stock based compensation for 1996, 1995 and 1994 was $3 million, $25 million and $6 million, respectively.

The company accounts for stock options under Accounting Principles Board Opinion No. 25, pursuant to which no compensation cost has been recognized for the options that are not accompanied by stock appreciation rights. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, the impact on net income and earnings per share would have been insignificant.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 10.   Fair Value of Financial Instruments

                                                        1996                       1995
                                                --------------------        -------------------
December 31                                     Carrying       Fair         Carrying      Fair
(in thousands of dollars)                         Amount       Value          Amount      Value
--------------------------------                --------       -----        --------      -----
Assets (Liabilities):
Short-term investments........                $      ---   $       ---   $    98,275   $    98,275
Long-term debt, excluding
 lease obligations............                (2,876,332)   (2,936,664)   (2,620,633)   (2,808,965)

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


Note 11.  Other (Income) Expense -- Net

Years Ended December 31
(in thousands of dollars)                    1996        1995        1994
----------------------------------------  ----------  ----------  ----------
Interest income.........................   $(32,396)   $(37,999)   $(31,107)
Foreign currency losses -- net..........      3,374       5,902      10,725
Minority interest in income of
 subsidiaries (a).......................      1,920      34,285      18,243
Equity in net income of affiliates......     (1,000)       (337)       (337)
Royalty, rental and commission
 income.................................    (13,912)    (11,302)    (13,031)
Net gain on disposal of fixed assets,
 timberlands and investments (b)........    (23,101)    (46,536)    (14,151)
Miscellaneous -- net (c)................     20,875      22,898     (27,684)
                                           --------    --------    --------
                                           $(44,240)   $(33,089)   $(57,342)
                                           ========    ========    ========

(a) On July 3, 1996, Weldwood of Canada Limited acquired all of its publicly-held shares for (U.S.) $191 million and became a wholly-owned subsidiary of the company.

(b) 1995 included a gain of $89 million from the sale of certain operations in Canada and charges of $68 million primarily for the writedown of certain U.S. paper and wood products assets. 1994 included a gain of $16 million from the sale of the company's interest in a Swedish linerboard mill.

(c) 1994 included income of $19 million from the recognition of a refund due on countervailing duties on lumber exports from Canada into the United States.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 12.  Income Taxes

The provision for income taxes includes the following components:

Years Ended December 31 (in thousands of dollars)         1996       1995       1994
-------------------------------------------------    ---------  ---------  ---------

Provision for income taxes currently
 payable (receivable):
 Federal...........................................   $ 6,120    $128,805  $ (2,920)
 State and local...................................     2,400      10,700     2,100
 Foreign...........................................    51,975     166,218    52,517
                                                      -------    --------  --------

                                                       60,495     305,723    51,697
                                                      -------    --------  --------
Provision for deferred income taxes:
 Federal...........................................     7,981     120,075   (36,274)
 State and local...................................     1,284      31,508    (4,667)
 Foreign...........................................    (6,096)      7,422    14,195
                                                      -------    --------  --------

                                                        3,169     159,005   (26,746)
                                                      -------    --------  --------

                                                      $63,664    $464,728  $ 24,951
                                                      =======    ========  ========

Domestic and foreign income (loss) before income taxes are as follows:

Years Ended December 31 (in thousands of dollars)         1996        1995        1994
-------------------------------------------------    ---------  ----------  ----------

Domestic...........................................   $ 30,548  $  785,202  $(110,544)
Foreign............................................    174,422     451,361    198,800
                                                      --------  ----------  ---------

Total income before income taxes...................   $204,970  $1,236,563  $  88,256
                                                      ========  ==========  =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Principal reasons for the variation between the statutory rate and the effective federal income tax rate are as follows:

Years Ended December 31                                        1996        1995         1994
-----------------------                                    --------    --------     --------

Statutory rate -- provision........................            35.0 %      35.0 %       35.0 %
Rate difference -- foreign subsidiaries............            (7.5)        1.7         (3.9)
Foreign dividends..................................             4.3         0.3          8.2
State and local taxes, net of federal tax effect...             0.1         2.2         (1.9)
Adjustment to prior years' income taxes............            (2.4)        ---         (5.6)
Statutory rate change adjustments..................             ---        (0.5)         ---
All other -- net...................................             1.6        (1.1)        (3.5)
                                                           --------    --------     --------

Effective income tax rate..........................            31.1 %      37.6 %       28.3%
                                                           ========    ========     ========

Deferred tax liabilities (assets) are composed of the following:

December 31              (in thousands of dollars)                        1996         1995
--------------------------------------------------                  ----------   ----------
Depreciation and cost of timber harvested.........                  $1,783,163   $1,687,471
Capitalization of interest and deferral of
 pre-operating and start-up costs (net)...........                      32,653       37,450
Other.............................................                      86,190       51,593
                                                                    ----------   ----------

         Gross Liabilities........................                   1,902,006    1,776,514
                                                                    ----------   ----------

Loss and other carryforwards......................                    (236,417)    (211,742)
Accrued liabilities and reserves..................                    (151,815)    (201,744)
Postretirement benefits other than pensions.......                    (151,702)    (151,284)
Other.............................................                     (87,129)     (88,902)
                                                                    ----------   ----------

         Gross Assets.............................                    (627,063)    (653,672)
                                                                    ----------   ----------
Valuation allowance...............................                      15,235       20,807
                                                                    ----------   ----------
                                                                    $1,290,178   $1,143,649
                                                                    ==========   ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

As of December 31, 1996, the company had available, for U.S. income tax return purposes, general business credit carryforwards of $19,900,000, which expire from 2001 through 2010, and alternative minimum tax credit carryforwards of $195,800,000, which do not expire. In addition, the company had, for Brazilian income tax return purposes, operating loss carryforwards of $31,600,000, which do not expire.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $1,168,800,000 at December 31, 1996. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance primarily relates to general business credit and other carryforwards. The decrease in the valuation allowance of $5,572,000 for 1996 and $13,200,000 for 1995 is primarily due to the resolution of issues with respect to the utilization of such carryforwards.

During 1996, purchase accounting adjustments for various acquisitions resulted in an increase to the company's deferred tax liabilities of approximately $135,900,000.

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

The net periodic pension cost of these plans in 1996, 1995 and 1994 included the following:

Years ended December 31 (in thousands of dollars)         1996       1995       1994
-------------------------------------------------    ---------  ---------  ---------

Service cost--benefits earned during the period..    $  26,397  $  23,855  $  25,301
Interest cost on projected benefit obligation....      106,432    102,739     95,461
Actual return on plan assets.....................     (123,725)  (253,431)    (4,883)
Net amortization and deferral....................        7,046    130,438   (128,456)
                                                     ---------  ---------  ---------
Net periodic pension cost (income)...............    $  16,150  $   3,601  $ (12,577)
                                                     =========  =========  =========

Assumptions used in determining 1996, 1995 and 1994 net periodic pension cost were:

Expected long-term rate of return on assets......         10.0%      10.0%      10.0%
Discount rate....................................          7.5%       8.0%       7.3%
Long-term rate of increase in compensation levels          4.5%       5.0%       4.3%

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

The accrued pension cost at December 31, 1996 and 1995 for defined benefit plans is shown below. The measurement dates used to determine the funded status were September 30, 1996 and 1995. Benefit obligations for 1996 and 1995 were determined using an assumed discount rate of 7.75% and 7.5%, respectively, and an assumed average long-term rate of increase in compensation levels of 4.75% and 4.5%, respectively. Plan assets consist primarily of listed stocks and bonds.


December 31           (in thousands of dollars)           1996         1995
-----------------------------------------------     ----------   ----------

Actuarial present value of benefit obligations:

    Vested benefit obligation..................     $1,364,311   $1,280,840
                                                    ==========   ==========

    Accumulated benefit obligation.............     $1,412,904   $1,326,902
                                                    ==========   ==========

    Projected benefit obligation...............     $1,509,669   $1,421,803

Plan assets at fair value......................      1,549,365    1,459,631
                                                    ----------   ----------

Plan assets in excess of the projected

  benefit obligation...........................         39,696       37,828

Unrecognized net (gain)........................        (13,961)     (40,886)

Prior service cost not yet recognized in net

  periodic pension cost........................         54,117       35,356

Unrecognized net transitional (asset)..........         (5,289)      (6,553)
                                                    ----------   ----------

Pension asset..................................     $   74,563   $   25,745
                                                    ==========   ==========


The company sponsors several defined contribution plans that provide all domestic salaried employees and certain domestic hourly employees of the company an opportunity to accumulate funds for their retirement. The company matches the contributions of participating employees on the basis of the percentages specified in the respective plans. Company matching contributions to the plans, which are invested in shares of the company's common stock, were approximately $13 million in 1996, $12 million in 1995 and $10 million in 1994.

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

Summary information on the company's plans providing postretirement benefits other than pensions is as follows:

December 31          (in thousands of dollars)         1996      1995
----------------------------------------------     --------  --------

Accumulated postretirement benefit obligation:
  Retirees....................................     $284,600  $277,500
  Fully eligible, active plan participants....       19,100    21,400
  Other active plan participants..............       68,400    63,800
                                                   --------  --------

Accumulated postretirement benefit obligation.      372,100   362,700
Unrecognized prior service benefit............       24,400    26,400
Unrecognized net (loss).......................      (17,300)  (10,300)
                                                   --------  --------

Accrued postretirement benefit obligation.....     $379,200  $378,800
                                                   ========  ========

Net periodic postretirement benefit cost for 1996, 1995 and 1994 includes the following components:

(in thousands of dollars)                         1996       1995       1994
--------------------------------------------  --------   --------   --------

Service cost................................  $  3,800   $  3,500   $  4,300
Interest cost on accumulated postretirement
  benefit obligation........................    26,900     27,900     29,100
Net amortization and deferral...............    (2,000)    (2,000)      (900)
                                              --------   --------   --------

Net periodic postretirement benefit cost....  $ 28,700   $ 29,400   $ 32,500
                                              ========   ========   ========


The accumulated postretirement benefit obligation at December 31, 1996 and 1995 was determined using an assumed discount rate of 8.0% and 7.75%, respectively. The assumed health care cost trend rate used for measurement purposes was 8.0% for 1997, declining ratably to an ultimate rate of 5.0% over a period of five years.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1996 would be increased by approximately 9%. The effect of this change on the aggregate of service and interest cost for 1996 would be an increase of approximately 12%.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 14.  Business Segments

The company's business segments are paper and wood products. The markets in which the company sells its products are highly competitive. The company faces numerous competitors within the forest products industry in each of its major markets and also competes with suppliers of milk and juice cartons and kraft paper substitutes made from plastics. Competition in all markets is based primarily on price. The company is one of the largest domestic producers and suppliers of coated and uncoated free sheet and groundwood papers, newsprint, milk and juice cartons, and hardwood market pulp. Weldwood of Canada Limited, a wholly-owned Canadian subsidiary, is one of the largest producers of lumber and softwood market pulp in Canada. Champion Papel e Celulose Ltda., a 99%-owned Brazilian subsidiary, is one of the largest producers and suppliers of uncoated free sheet papers in Brazil.

The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood and Champion Papel export substantial portions of their products and, as a result, are affected by currency fluctuations. In addition, Champion Papel is subject to Brazil's continuing inflation, which has moderated substantially as the result of various governmental actions in the last three years. Tight monetary and fiscal policies, including high interest rates, imposed in recent years in an attempt to control Brazil's high inflation rate, remain in effect.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different businesses for the three years ended December 31, 1996 is as follows:

                                                  Timber,
                                              Timberlands
                                                 and Wood     Corporate  Consolidated
(in thousands of dollars)            Paper       Products     and Other         Total
-------------------------       ----------   ------------    ----------  ------------

Net Sales to
Unaffiliated Customers:

  1996...................       $4,961,749   $  918,694      $    ---      $5,880,443
  1995...................        6,007,158      964,880           ---       6,972,038
  1994...................        4,216,795    1,101,397           ---       5,318,192

Income from Operations:

  1996...................       $  290,020   $  126,086      $(33,162)     $  382,944
  1995...................        1,344,052      138,254       (52,816)      1,429,490
  1994...................           50,282      244,721       (29,003)        266,000

Identifiable Assets:

  1996...................       $6,486,138   $2,863,419      $470,435      $9,819,992
  1995...................        6,432,726    2,673,000       437,576       9,543,302
  1994...................        6,244,111    2,303,941       415,576       8,963,628

Capital Expenditures:

  1996...................       $  339,000   $  214,094      $ 28,600      $  581,694
  1995...................          313,540      299,437        11,239         624,216
  1994...................          188,220      133,504         7,148         328,872

Depreciation Expense and
Cost of Timber Harvested:

  1996...................       $  427,129   $   61,997      $ 12,793      $  501,919
  1995...................          404,251       54,408        12,778         471,437
  1994...................          387,628       57,346        13,723         458,697

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different geographic areas for the three years ended December 31, 1996 is as follows:



                                                               Corporate  Consolidated
(in thousands of dollars)        U.S.    Canada     Brazil     and Other         Total
-------------------------  ----------  --------   --------     ---------  ------------

Net Sales to
Unaffiliated Customers:

  1996...................  $5,006,170  $535,387   $338,886     $    ---     $5,880,443
  1995...................   5,912,360   655,595    404,083          ---      6,972,038
  1994...................   4,370,317   694,104    253,771          ---      5,318,192

Income from Operations:

  1996...................  $  271,631  $ 58,216   $ 86,259     $(33,162)    $  382,944
  1995...................   1,116,163   205,595    160,548      (52,816)     1,429,490
  1994...................     110,015   133,720     51,268      (29,003)       266,000

Identifiable Assets:

  1996...................  $7,515,319  $857,905   $976,333     $470,435     $9,819,992
  1995...................   7,418,524   920,183    767,019      437,576      9,543,302
  1994...................   7,254,363   747,225    546,464      415,576      8,963,628

Capital Expenditures:

  1996...................  $  409,687  $ 69,979   $ 73,428     $ 28,600     $  581,694
  1995...................     434,252    15,956    162,769       11,239        624,216
  1994...................     258,899    14,029     48,796        7,148        328,872

Depreciation Expense and
Cost of Timber Harvested:

  1996...................  $  424,604  $ 34,002   $ 30,520     $ 12,793     $  501,919
  1995...................     401,226    29,789     27,644       12,778        471,437
  1994...................     387,483    32,338     25,153       13,723        458,697

As of December 31, 1996, net assets located outside of the United States included in the consolidated financial statements were approximately $1.3 billion. Of this amount, $157 million of cash and cash equivalents is held by the company's Canadian and Brazilian subsidiaries.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 15.  Quarterly Results of Operations (Unaudited)

(in millions of dollars, except per share amounts)
--------------------------------------------------------------------------------

                               March 31   June 30  September 30  December 31
--------------------------------------------------------------------------------

Net Sales:               1996  $1,533.2   $1,444.6     $1,470.5     $1,432.1
                         1995   1,634.0    1,756.4      1,840.7      1,740.9

Gross Profit:            1996  $  272.7   $  158.1     $  187.5     $  127.7
                         1995     357.1      445.4        543.1        470.0

Income Taxes
  (Benefit) (a):         1996  $   48.3   $    6.8     $   13.5     $   (4.9)
                         1995      89.2      116.4        148.1        111.0

Net Income (b):          1996  $   83.6   $   15.6     $   32.0     $   10.1
                         1995     131.2      187.5        235.6        217.5

Primary Earnings
  Per Common
  Share (c):             1996  $    .88   $    .16     $    .33     $    .11
                         1995      1.33       1.93         2.47         2.26

Fully Diluted
  Earnings Per
  Common Share (c):      1996  $    .88   $    .16     $    .33     $    .11
                         1995      1.26       1.79         2.44         2.26

(a) The income tax benefit for the three months ended December 31, 1996 included a benefit of $2 million for certain one-time adjustments to foreign income taxes.

(b) Other (income) expense - net for the three months ended December 31, 1996 included income of $14 million from an asset sale and an insurance refund, and charges of $9 million primarily for the writedown of certain paper and wood products assets. Other (income) expense - net for the three- month periods ended March 31 and June 30, 1995 included gains of $50 million and $39 million, respectively, from the sales of certain operations in Canada and charges of $36 million and $32 million, respectively, primarily for the writedown of certain U.S. paper and wood products assets.

(c) Earnings per share was calculated for each three-month and twelve-month period on a stand-alone basis. On June 22, 1995, the company purchased all 7,894,737 shares of common stock that were issued on that date upon conversion of the $92.50 Preference Stock. On June 27, 1995, the company called all $149,893,000 of its 6 1/2% Convertible Subordinated Debentures due April 15, 2011 for redemption on August 8, 1995. Virtually all of the Debentures were converted into an aggregate of 4,309,070 shares of common stock during the third quarter of 1995. The company purchased an additional 3,186,000 shares of common stock at various times during 1995. As a result of all of these transactions, the sum of the earnings per share for the four quarters of 1995 does not equal the earnings per share for the twelve months ended December 31, 1995.

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $71 million at December 31, 1996, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1994 through 1996 were approximately $4 million, $5 million and $4 million, respectively.

Note 17.  Legal Proceedings

The company is involved in legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened will not have a material adverse effect on the company.

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Champion International Corporation:


   We have audited the accompanying consolidated balance sheet of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                           /s/Arthur Andersen LLP

New York, N.Y.
January 17, 1997

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overall Annual Results

Results for 1996 declined significantly from 1995 but improved from 1994. In 1996, net income was $141 million or $1.48 per share. This compared with net income of $772 million or $7.67 per share, fully diluted, in 1995 and $63 million or 38 cents per share in 1994. The decline from 1995 reflected substantially lower operating income in the paper segment, primarily due to lower prices, and, to a lesser extent, lower operating income in the wood products segment. The increase from 1994 reflected a significant improvement in paper segment operating income, due to higher prices, which more than offset lower operating income in the wood products segment.

Significant Income Statement Line Item Changes

Net sales for 1996 of $5.9 billion declined from $7 billion in 1995 but increased from $5.3 billion in 1994. Gross profit was $746 million, compared to $1.8 billion in 1995 and $565 million in 1994. Pre-tax income of $205 million declined from $1.2 billion in 1995 but improved from $88 million in 1994. The declines in net sales, gross profit and pre-tax income from 1995 were principally due to lower prices for all of the company's major pulp and paper grades and, to a lesser extent, lower shipments of groundwood papers and plywood. The improvement from 1994 was due to higher prices for all major grades of paper, which more than offset lower prices and shipments of wood products and higher manufacturing costs. Overall pulp and paper shipments were approximately even with 1994 and 1995. Wood products shipments declined from both 1995 and 1994, reflecting the sale and the closure of various wood products facilities.

The aggregate cost of products sold was approximately even with 1995 and higher than 1994. The increase from 1994 was mainly due to higher costs for wood fiber and materials, maintenance outages and increased sales volumes for the company's paper-merchant business, Nationwide Papers.

Selling, general and administrative expenses of $363 million declined from $386 million in 1995 but increased from $299 million in 1994. The decline from 1995 was principally the result of lower compensation costs and the impact of stock price fluctuations on the value of stock appreciation rights. The increase from 1994 was primarily due to higher selling expenses, warehousing costs, compensation costs and professional fees.

Other (income) expense - net for 1996 improved from 1995 but declined from 1994. The improvement from 1995 was mainly due to lower minority interest expense, which more than offset lower net gains from the sale and disposition of assets. The decrease in minority interest expense resulted from the purchase by the company's Canadian subsidiary, Weldwood of Canada Limited ("Weldwood"), of all of its publicly-held shares on July 3, 1996 for (U.S.) $191 million. Weldwood is now a wholly-owned subsidiary of the company. Other (income) expense - net for 1995 included an $89 million gain from the sale by Weldwood of its coastal British Columbia timberlands and wood products facilities, and charges of $68 million principally for the writedown of certain U.S. paper and wood products assets. The decline from 1994 was primarily the result of the 1994 sale of the company's interest in a Swedish linerboard mill and the recognition in 1994 of a refund due on countervailing duties on lumber exports from Canada into the United States in prior years.

The income tax provision for 1996 reflected an effective tax rate lower than 1995 but higher than 1994. The decrease from last year was mainly due to the fact that a larger proportion of 1996 income

--------------------------------------------------------------------------------

derived from the company's operations in Brazil, whose tax rate is lower than that applicable to the company's North American operations. The increase from 1994 was principally due to the favorable impact of a one-time adjustment to the company's deferred tax liability in 1994.

All outstanding shares of the company's $92.50 Cumulative Convertible Preference Stock were converted on June 22, 1995. As a result, there were no dividends on preference stock in 1996, and dividends on preference stock were lower in 1995 than 1994.

Quarterly Results

Earnings per share of 11 cents for the fourth quarter of 1996 compared to $2.26 for the fourth quarter of 1995 and 33 cents for the third quarter of 1996. The decline from the year-ago quarter was due to significantly lower prices for most of the company's pulp and paper grades. The decline from the prior quarter was primarily due to lower prices for most of the company's major paper grades, as well as lower shipments of lumber and plywood. Fourth quarter 1996 earnings were favorably impacted by a lower effective income tax rate compared to the year-ago and prior quarters.

Paper Segment

For the company's paper segment, operating income of $290 million in 1996 declined substantially from $1.3 billion in 1995 but improved from $50 million in 1994. Total paper, packaging and pulp shipments were approximately six million tons in each of 1994, 1995 and 1996. Fourth quarter 1996 operating income of $21 million compared with $361 million in the fourth quarter of 1995 and $58 million in the third quarter of 1996.

In general, the paper business tends to reflect overall economic trends as well as industry production levels. Paper segment earnings improved substantially in the second half of 1994 and the first nine months of 1995, reflecting increased demand attributable to strengthening economies in much of the world. In addition, on the supply side, there were relatively few capacity increases in the industry, although domestic pulp and paper manufacturers increased production from existing facilities and there were pulp capacity additions in Indonesia. This favorable demand/supply relationship resulted in strong markets and substantial price increases for all of the company's principal pulp and paper grades during these periods.

Prior to the fourth quarter of 1995, many industry customers increased their inventory levels. Consequently, order backlogs for most pulp and paper grades declined during the fourth quarter of 1995 and into 1996, resulting in substantially lower prices and an increase in company inventory levels. While order backlogs and prices for pulp improved slightly during the second half of 1996, prices for most paper grades continued to weaken throughout 1996. In early 1997, prices for the company's major pulp and paper grades remained below fourth quarter averages.

In late 1996, the company's domestic paper mills were reorganized into three businesses: free sheet, groundwood and specialty. The mills in the free sheet business consist of the Courtland, Alabama; Quinnesec, Michigan; Pensacola, Florida; and Canton, North Carolina mills. The mills in the groundwood business are the Sartell, Minnesota and Bucksport, Maine mills; and the Sheldon and Lufkin, Texas newsprint mills. The specialty business mills consist of the Hamilton, Ohio; Roanoke Rapids, North Carolina; and Deferiet, New York mills.

Operating income for the domestic free sheet business declined substantially from 1995 but improved from the loss in 1994. The average price for domestic uncoated free sheet papers, the principal product of the free sheet business, was $708 per ton in 1996, compared to $960 per ton in 1995 and $595 per ton in 1994. The average price for coated free sheet papers and bleached board also declined from l995 but improved from 1994. Shipments of all grades of 2,189,000 tons were approximately even with the two prior years. An operating loss for the fourth quarter of 1996

--------------------------------------------------------------------------------

represented a decline from the substantial operating income of the year-ago quarter and slight operating income of the third quarter of 1996. The decline from the fourth quarter of 1995 was mainly due to substantially lower prices for coated and uncoated free sheet papers. The decline from the prior quarter was primarily due to lower prices for coated and uncoated free sheet papers, lower shipments of uncoated free sheet papers and the receipt in the prior quarter of $7.5 million of insurance proceeds for a previously-recognized loss resulting from a weather-related outage. In early 1997, prices for uncoated free sheet papers improved somewhat, but prices for both coated and uncoated grades remained below fourth quarter averages. Market conditions for coated free sheet papers, in particular, are expected to be adversely affected in the near term by announced industry capacity additions.

Operating income at the company's Brazilian subsidiary declined from 1995 but improved from 1994. The decline from 1995 was principally due to lower domestic and export prices for uncoated free sheet papers. The improvement from 1994 was mainly due to higher domestic and export prices and shipments of uncoated free sheet papers. The average price for uncoated free sheet papers was $838 per ton in 1996, compared to $1,028 per ton in 1995 and $615 per ton in 1994. Shipments of uncoated free sheet papers of 389,000 tons increased somewhat from both 1994 and 1995. Approximately 48% of the company's 1996 consolidated pre-tax income was attributable to the Brazilian subsidiary. Fourth quarter operating income declined from the fourth quarter of 1995, but improved from the third quarter of 1996. The improvement from the prior quarter was primarily due to higher export prices. Domestic and export prices declined slightly in early 1997.

Operating income for the groundwood business declined considerably from 1995 but improved significantly from the operating loss in 1994. The average price for coated groundwood papers was $963 per ton in 1996, compared to $1,047 per ton in 1995 and $723 per ton in 1994. Prices for uncoated groundwood papers also were lower than in 1995 but improved from 1994. The average price for newsprint was $564 per ton in 1996, compared to $618 per ton in 1995 and $409 per ton in 1994. Shipments of all groundwood and newsprint grades were 1,659,000 tons in 1996, compared to 1,747,000 tons in 1995 and 1,722,000 tons in 1994. Fourth quarter 1996 operating income declined significantly from the fourth quarter of 1995 and the third quarter of 1996, due to lower prices for all grades.

Earnings for the specialty business declined significantly from 1995 and were approximately even with 1994. The decline from 1995 was mainly due to lower prices and, to a lesser extent, reduced shipments resulting from scheduled maintenance outages. Compared to 1994, higher prices were offset by increased purchased wood fiber and energy costs and lower shipments. Prices for most grades, including coated and uncoated groundwood papers and kraft papers, declined from 1995 but increased from 1994. Coated premium free sheet prices increased from 1994 and were approximately even with 1995, while linerboard prices declined significantly from 1995 and slightly from 1994. Shipments of all grades were 859,000 tons in 1996, compared to 878,000 tons in 1995 and 873,000 tons in 1994. Fourth quarter operating income declined from the fourth quarter of 1995 principally due to lower prices for all grades. However, results improved from the operating loss in the third quarter of 1996 mainly due to higher prices for kraft papers.

Operating income for the U.S. and Canadian market pulp operations represented a considerable decline from earnings levels in the two prior years. The decline from 1995 was principally due to substantially lower prices for all grades, while the decline from 1994 was primarily due to lower prices for northern hardwood pulp and higher wood fiber costs, which in each case more than offset increased shipments. The average price for Canadian softwood pulp was $422 per ton in 1996, compared to $693 per ton in 1995 and $410 per ton in 1994. The average price for northern hardwood pulp was $392 per ton in 1996, compared to $683 per ton in 1995 and $421 per ton in 1994. Shipments of all pulp grades were 894,000 tons in 1996, compared to 797,000 tons in 1995 and 860,000 tons in 1994.
Operating income in the fourth quarter of 1996 declined significantly from the fourth quarter of 1995 and slightly from the third quarter of 1996. The decline from the fourth quarter of 1995 was principally due to lower prices for all grades, which more than offset higher shipments. The decline

--------------------------------------------------------------------------------

from the prior quarter was due to lower shipments as a result of scheduled maintenance outages during the fourth quarter. Since the company is a net seller of pulp, overall profits are adversely affected by lower pulp prices; however, the company's Bucksport, Canton, Deferiet, Hamilton and Sartell mills purchase pulp from outside suppliers and benefit from lower pulp prices.

Wood Products Segment

For the company's wood products segment, which includes the wood-related operations of Weldwood, income from operations of $126 million in 1996 declined from $138 million in 1995 and $245 million in 1994. Fourth quarter 1996 operating income of $36 million compared with $29 million in the fourth quarter of 1995 and $42 million in the third quarter of 1996.

Lower prices for plywood and timber stumpage, and lower overall wood products shipments, mainly were responsible for the decline in earnings from both prior years. The average price for plywood overall was 8% lower than in both 1994 and 1995 due to industry capacity additions. The average price for lumber overall was up 21% from 1995 primarily due to the imposition by the United States of tariffs on Canadian lumber, but down 3% from 1994. Wood products shipments declined from both prior years due to the sale and the closure of various wood products facilities.

Shipments of lumber and plywood declined somewhat in the fourth quarter of 1996, mainly due to seasonal factors, while prices overall were substantially unchanged.

Foreign Operations

The company's major foreign operations, which are discussed above under their respective segment headings, are in Canada and Brazil. Net sales to unaffiliated customers by the company's foreign subsidiaries for 1996 were (U.S.) $874 million, accounting for 15% of consolidated net sales of the company. Pre-tax income of the foreign subsidiaries for 1996 was (U.S.) $174 million, accounting for 85% of the consolidated pre-tax income of the company. Net income (after minority interest) of the foreign subsidiaries for 1996 was (U.S.) $129 million, accounting for 91% of the consolidated net income of the company.

Labor Contracts

The company has labor agreements, which expire between 1998 and 2002, at ten of its eleven domestic paper mills. The Quinnesec, Michigan mill is a non-union facility.

The labor agreement that covers the paper industry in Brazil, including the company's Brazilian subsidiary, is renegotiated each year.

At Weldwood, labor agreements covering the Hinton, Alberta, pulp mill, the joint venture pulp mill in Quesnel, British Columbia, and all of Weldwood's wood products facilities, will expire in 1997.


Financial Condition

General

The company's current ratio was 1.4 to 1 at year-end 1996, as compared to 1.5 to 1 at year-end 1995 and 1.1 to 1 at year-end 1994. Total debt to total capitalization was 39% at year-end 1996, compared to 38% at year-end 1995 and 43% at year-end 1994.

--------------------------------------------------------------------------------

Significant Balance Sheet Line Item Changes

Short-term investments declined by $98 million from December 31, 1995 to partially fund the income tax payments and the purchase of the publicly-held shares of Weldwood referred to below. Receivables decreased by $62 million mainly due to substantial price decreases for all of the company's major pulp and paper grades. Inventories increased by $32 million primarily due to lower paper shipments. Timber and timberlands - net increased by $357 million principally due to the acquisitions of Lake Superior Land Company and Amapa Florestal e Celulose ("AMCEL"), and the revaluation of timber assets in connection with the Weldwood share purchase. Property, plant and equipment increased by $447 million mainly due to capital expenditures and the revaluation of assets in connection with the Weldwood share purchase. Other assets and deferred charges increased by $48 million reflecting pension contributions and the acquisition of real estate land as part of the purchase of Lake Superior Land Company. Income taxes payable decreased by $103 million due to payments made in 1996 for U.S. and foreign income taxes. The deferred income tax liability increased by $145 million, which included $65 million recorded in connection with the Lake Superior Land Company acquisition and $49 million recorded in connection with the Weldwood share purchase. Minority interest in subsidiaries decreased by $99 million due to the Weldwood share purchase. For a discussion of changes in long-term debt (including current installments) and cash and cash equivalents, see below.

Cash Flows Statement - General

In 1996, the company's net cash provided by operating activities and asset sales was not sufficient to meet the requirements of its investing activities (principally capital expenditures and the acquisitions of Lake Superior Land Company and AMCEL) and its financing activities (principally debt payments, cash dividends, the purchase of shares of the company's common stock and the Weldwood share purchase). The difference was financed through borrowings and the use of cash and cash equivalents. In 1996, net borrowings generated cash proceeds of $189 million; long term debt (including current installments) increased by $260 million, including a $44 million mortgage loan of Lake Superior Land Company and $35 million of debt from AMCEL which were outstanding at the time of their respective acquisitions. Cash and cash equivalents decreased by $142 million in 1996 to a total of $175 million, $157 million of which was held by the company's Canadian and Brazilian subsidiaries. A substantial portion of the company's cash deficit in 1996 was attributable to the Weldwood share purchase and the acquisitions of Lake Superior Land Company and AMCEL.

In 1995, the company's net cash provided by operating activities and asset sales substantially exceeded the requirements of its investing activities (principally capital expenditures). The excess was used primarily to pay dividends, to pay a portion of the company's long-term debt (including current installments), to increase cash and cash equivalents, and to purchase shares of the company's common stock. In 1995, long-term debt (including current installments) declined by $292 million; a substantial portion of this reduction was effected through the conversion of virtually all $149,893,000 of the company's 6 1/2% Convertible Subordinated Debentures into an aggregate of 4,309,070 shares of common stock rather than through the use of cash. Cash and cash equivalents increased by $226 million in 1995 to a total of $317 million. In 1995, the company purchased 11.1 million shares of common stock for $550 million.

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

--------------------------------------------------------------------------------

Cash Flows Statement - Operating Activities

Net cash provided by operating activities of $438 million declined from $1.5 billion in 1995 and $529 million in 1994. The decrease from 1995 was primarily due to lower earnings, income taxes payable, deferred income taxes, and accounts payable and accrued liabilities, and higher pension payments, which were partially offset by a decrease in receivables. The decrease from 1994 was mainly the result of higher inventories, pension payments and income tax payments, and lower accounts payable and accrued liabilities, which were partially offset by higher earnings and a decrease in receivables.

Cash Flows Statement - Investing Activities

Net cash used in investing activities of $554 million was approximately the same as 1995 and increased from $257 million in 1994. Compared to 1995, the acquisitions of Lake Superior Land Company and AMCEL and lower net proceeds from asset sales in 1996 were approximately offset by lower capital expenditures and an increase in proceeds from the redemption of investments in 1996. The increase from 1994 was principally due to the acquisitions of Lake Superior Land Company and AMCEL and higher capital expenditures.

In 1996, the company acquired Lake Superior Land Company for $76 million (as well as a $44 million mortgage loan which was outstanding at the time of its acquisition) and AMCEL for $60 million (as well as $35 million of debt outstanding). Lake Superior Land Company owns 290,000 acres of forest lands in Michigan and Wisconsin. AMCEL is a Brazilian company that owns 438,000 acres of land and a chip mill in the State of Amapa, Brazil. In 1996, the company received $98 million of proceeds from redemptions of investments and $43 million from sales of timberlands and fixed assets. In 1995, Weldwood received net proceeds of (U.S.) $175 million from the sale of its coastal British Columbia timberlands and wood operations, and the company purchased investments for $98 million. In 1994, the company received net proceeds of $39 million from sales of timberlands and fixed assets. In addition, the company received net proceeds of $33 million from sales of investments, including $25 million from the sale of its interest in a Swedish linerboard mill.

Cash Flows Statement - Financing Activities

Net cash used in financing activities of $26 million decreased from $676 million in 1995 and $236 million in 1994. The decrease from the two prior years mainly reflects the purchase of shares of common stock in 1995 and the reduction in long-term debt (including current installments) in 1995 and 1994, which more than offset the Weldwood share purchase in 1996.

At December 31, 1996, the company had $7 million of U.S. commercial paper outstanding, all of which is classified as long-term debt, down from U.S. commercial paper and other short-term obligations outstanding of $58 million at year-end 1995 and $382 million at year-end 1994. At December 31, 1996, no notes were outstanding under the company's U.S. bank lines of credit, compared to $40 million at year-end 1995 and $65 million at year-end 1994. Domestically, at December 31, 1996, $7 million of the company's unused bank lines of credit of $1.25 billion supported the classification of commercial paper as long-term debt. At December 31, 1996, Weldwood had unused bank lines of credit of approximately (U.S.) $131 million.

During 1996, the company issued $400 million of debentures due in 2026, borrowed $175 million through bank term loans due in 1998 and 1999, and borrowed $50 million through the issuance of long-term tax-exempt bonds.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 1997 through 2001 are $81 million, $439 million, $262 million, $206 million and $206 million, respectively.

--------------------------------------------------------------------------------

Capital Expenditures

Capital spending in 1996 was $519 million, compared to $518 million in 1995 and $268 million in 1994. The company presently anticipates that capital spending will be approximately $500 million in 1997, all of which is expected to be financed through internally generated funds and the use of cash and cash equivalents.

In late 1996 the company suspended, pending further review, the $127 million recycling project at the Courtland, Alabama mill. Alternatives under consideration include installing a recycling facility at a different mill.

In 1997, the company expects to complete the construction of a lumber mill and the modernization of the existing plywood plant at Quesnel, British Columbia. The total project cost is approximately (U.S.) $80 million, of which approximately $37 million will be spent in 1997.

In addition to the pine plantations and chip mill acquired through the purchase of AMCEL in 1996, the company plans to establish eucalyptus and pine plantations and a new chipping operation in the State of Amapa, Brazil, in the next few years. The company also has under consideration the possible construction of a pulp and paper mill at Tres Lagoas, State of Mato Grosso do Sul, Brazil, in the next few years. Approximately $47 million of the anticipated capital spending in 1997 will be devoted to these projects.

In addition, the company is considering a project to modernize the No. 5 paper machine at the Bucksport, Maine mill. If a decision is made to proceed, the project is expected to be completed in three years at a cost of approximately $63 million, $25 million of which is included in the anticipated capital spending for 1997.

The Environment

Environmental Capital Expenditures

The company is subject to various federal, state and local laws and regulations relating to the discharge of materials into the environment and to the disposal of solid waste. These laws and regulations require the company to obtain permits and licenses from appropriate governmental authorities with respect to its facilities and to operate its facilities in compliance with such permits and licenses.

In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1992 through 1996, the company spent approximately $259 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes. In addition, from 1990 through 1994, the company spent approximately $300 million on an environmental improvement and modernization project at the Canton, North Carolina mill. In 1996, capital expenditures incurred for environmental purposes were $35 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $35 million in 1997 and $131 million in 1998. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 1998. Preliminary estimates indicate that for the period from 1999 through 2001 capital expenditures for air and water pollution control facilities and solid waste

--------------------------------------------------------------------------------

disposal facilities in the United States will aggregate approximately $104 million. The environmental capital expenditures described in this paragraph are included in the respective past and estimated 1997 capital spending amounts set forth above under "Capital Expenditures."

Although some pollution control and solid waste disposal facilities produce improvements in operating efficiency, most increase product costs without enhancing capacity or operating efficiency. However, since other paper and forest products companies also are subject to environmental laws and regulations, the company does not believe that compliance with such laws and regulations will have a material adverse effect on its competitive position.

Proposed EPA Air and Water Regulations

In December 1993, the United States Environmental Protection Agency (the "EPA") proposed regulations pursuant to the federal Clean Air Act Amendments of 1990 (the "Clean Air Act") and the federal Water Pollution Control Act (the "Clean Water Act"). Additional Clean Air Act and Clean Water Act regulations were proposed in 1996, and further regulations are expected to be proposed in the future. It is anticipated that certain of these regulations will become final in 1997, and the balance will become final thereafter. Compliance with the regulations is expected to be required within three years after each becomes final.

As previously reported, trace amounts of dioxin were found in the pulp, sludge and effluent at some bleached kraft mills in the United States and Canada, including certain of the company's mills. The company expects that regulations will be proposed under the Clean Water Act based upon the use of 100% chlorine dioxide substitution to reduce the potential for the formation of dioxin in the pulp bleaching process. This technology will be in place at all of the company's fully bleached kraft mills by the end of 1998.

Assuming that the Clean Air Act and Clean Water Act regulations expected to be proposed use a range of standards currently anticipated by the company and that all of the regulations pursuant to the Clean Air Act and Clean Water Act are adopted in the form anticipated by the company, the company presently expects that it will incur capital expenditures to meet the requirements of the Clean Water Act and Clean Air Act and state air toxics regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," in the range of $80 million to $180 million over the period of approximately 1997 through 2005.

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

Hazardous Substance Cleanup

The company has been designated as a potentially responsible party by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and by certain states under applicable state laws, with respect to the cleanup of hazardous substances at a number of sites. In the case of many of these sites, other potentially responsible parties also have been so designated. In addition, the company and, in certain instances, other responsible parties have entered into

--------------------------------------------------------------------------------

agreements with the EPA and certain states regarding the cleanup of hazardous substances at various other locations. Also, the company is involved in the remediation of certain other sites which are not the subject of investigation by federal or state agencies. The cost of all such cleanups is not capitalized and, accordingly, is not included in the capital expenditure information set forth above under "Capital Expenditures" and "Environmental Capital Expenditures."

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $71 million at December 31, 1996, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1994 through 1996 were approximately $4 million, $5 million and $4 million, respectively.

Other

The industry in which the company operates is capital intensive. Due to inflation, the company's property, plant and equipment, and timber and timberlands, could not be replaced for the historical cost value at which they are reflected in the company's financial statements. On a current cost basis, depreciation expense and cost of timber harvested would be greater than reported on a historical cost basis.

Champion International Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------------


Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)
                                                                              1996     1995     1994     1993
--------------------------------------------------------------              ------   ------   ------   ------

Earnings:
  Net sales....................................................             $5,880   $6,972   $5,318   $5,069
  Depreciation expense and cost of timber harvested............                502      471      459      443
  Gross profit.................................................                746    1,816      565      359
  Interest and debt expense....................................                222      226      235      224
  Other (income) expense -- net................................                (44)     (33)     (57)       7
  Income (loss) before income taxes, extraordinary item and
    cumulative effect of accounting changes....................                205    1,237       88     (165)
  Income taxes (benefit).......................................                 64      465       25      (31)
  Income (loss) before extraordinary item and cumulative effect
    of accounting changes......................................                141      772       63     (134)
  Extraordinary item, net of taxes.............................                ---      ---      ---      (14)
  Cumulative effect of accounting changes, net of taxes........                ---      ---      ---       (8)
  Net income (loss)............................................                141      772       63     (156)


Per Common Share:
  Primary earnings (loss)......................................             $ 1.48   $ 8.01   $  .38   $(1.98)
  Fully diluted earnings (loss)................................               1.48     7.67      .38    (1.98)
  Cash dividends declared......................................                .20      .20      .20      .20
  Cash dividends paid..........................................                .20      .20      .20      .20
  Shareholders' equity.........................................              39.30    38.12    31.25    31.23


Financial Position:
  Current assets...............................................             $1,316   $1,583   $1,179   $1,114
  Timber and timberlands - net.................................              2,365    2,008    1,847    1,839
  Property, plant and equipment --  net........................              5,653    5,514    5,603    5,802
  Other assets and deferred charges............................                486      438      335      388
                                                                            ------   ------   ------   ------

   Total assets................................................             $9,820   $9,543   $8,964   $9,143
                                                                            ======   ======   ======   ======


  Current liabilities..........................................             $  944   $1,080   $1,034   $  772
  Long-term debt and other liabilities.........................              3,750    3,492    3,560    3,990
  Deferred income taxes........................................              1,364    1,219    1,040    1,077
  Minority interest in subsidiaries............................                  6      105       69       54
  $92.50 convertible preference stock..........................                ---      ---      300      300
  Shareholders' equity.........................................              3,756    3,647    2,961    2,950
                                                                            ------   ------   ------   ------

   Total liabilities and shareholders' equity..................             $9,820   $9,543   $8,964   $9,143
                                                                            ======   ======   ======   ======


Other Statistics:
  Expenditures for property, plant and equipment...............             $  461   $  368   $  225   $  476
  Timber and timberlands expenditures..........................             $  121   $  257   $  104   $  130
  U.S. timber acreage owned or controlled......................                5.3      5.3      5.1      5.1
  Common shares outstanding at year-end........................                 96       96       93       93
  Dividends declared on preference shares......................             $  ---   $   13   $   28   $   28
  Dividends declared on common shares..........................             $   19   $   19   $   19   $   19
  Current ratio................................................                1.4      1.5      1.1      1.4
  Ratio of total debt to total capitalization..................              .39:1    .38:1    .43:1    .44:1
  Return on average shareholders' equity and $92.50 convertible preference stock before extraordinary item and cumulative
    effect of accounting changes...............................                3.8%    22.6%     2.0%    (4.0)%

--------------------------------------------------------------------------------


      1992          1991     1990     1989     1988     1987      1986
    ------        ------   ------   ------   ------   ------    ------


    $4,926        $4,786   $5,090   $5,163   $5,129   $4,615    $4,388
       411           342      323      279      260      252       270
       362           454      800    1,048    1,141      872       798
       206           211      156      136      161      177       170
      (143)         (110)     (85)     (93)     (30)    (198)      (45)

        10            78      420      726      730      619       313
        (4)           38      197      294      274      237       112

        14            40      223      432      456      382       201
       ---           ---      ---      ---      ---      ---       ---
      (454)          ---      ---      ---      ---      ---       ---
      (440)           40      223      432      456      382       201


    $(5.05)       $  .14   $ 2.11   $ 4.56   $ 4.80   $ 4.03    $ 2.08
     (5.05)          .14     2.08     4.43     4.65     3.92      2.05
       .20           .20     1.10     1.10      .95      .72       .52
       .20          .425     1.10    1.075      .90      .65       .52
     33.53         39.02    39.10    38.12    35.06    30.82     27.52


    $1,142        $1,162   $1,104   $1,074   $  986   $  896    $  811
     2,012         1,666    1,645    1,613    1,581    1,554     1,555
     5,763         5,386    5,117    4,404    3,702    3,340     3,309
       464           442      485      440      431      389       432
    ------        ------   ------   ------   ------   ------    ------

    $9,381        $8,656   $8,351   $7,531   $6,700   $6,179    $6,107
    ======        ======   ======   ======   ======   ======    ======


    $  786        $  794   $  801   $  804   $  699   $  657    $  734
     3,928         3,162    2,864    2,175    2,133    2,120     2,462
     1,159           678      651      605      474      415       281
        49            51       56       58       49       51        38
       300           300      300      300      ---      ---       ---
     3,159         3,671    3,679    3,589    3,345    2,936     2,592
    ------        ------   ------   ------   ------   ------    ------

    $9,381        $8,656   $8,351   $7,531   $6,700   $6,179    $6,107
    ======        ======   ======   ======   ======   ======    ======



    $  623        $  604   $  959   $  916   $  585   $  340    $  446
    $   95        $   58   $   88   $   78   $   88   $   62    $   53
       6.0           6.2      6.4      6.4      6.4      6.5       6.5
        93            93       93       93       95       95        94
    $   28        $   28   $   28   $    2   $  ---   $  ---    $    6
    $   19        $   19   $  102   $  104   $   91   $   69    $   49
       1.5           1.5      1.4      1.3      1.4      1.4       1.1
     .42:1         .40:1    .38:1    .32:1    .34:1    .36:1     .44:1


       0.4%          1.0%     5.6%    12.2%    14.5%    13.8%      7.8%

Common Stock
Prices and
Dividends Paid      Quarterly sales prices for the company's common stock
                    as reported on the New York Stock Exchange composite tape, and quarterly dividends paid, in 1996 and 1995 were:



----------------------------------------------------------------

                    March 31    June 30     Sept. 30     Dec. 31
                    --------    -------     --------     -------

1996
----
High                 $48 3/8    $51 1/8      $48 1/8     $46 1/2
Low                   39         41 1/4       40 1/4      40 7/8
Dividends Paid           .05        .05          .05         .05
----------------------------------------------------------------

                    March 31    June 30     Sept. 30     Dec. 31
                    --------    -------     --------     -------

1995
----
High                 $43 1/4    $54 1/2      $60 1/4     $55
Low                   36 1/8     40           52 1/8      39 1/2
Dividends Paid           .05        .05          .05         .05
----------------------------------------------------------------