Form 10-K405, Exhibit 13
period 1997-12-31
CHAMPION INTERNATIONAL CORP
filed 1998-03-27
CIK 19150

                                                                      EXHIBIT 13

Paper
------------------------------------------------------------------------------------------------------------------

Years Ended December 31

Net Sales     (in millions of dollars)             1997        %        1996        %        1995        %
--------------------------------------       ----------  -------  ----------  -------  ----------  -------
Product Category:

Uncoated free sheet (U.S. & Brazil)            $  1,329       28    $  1,422       29   $   1,857       31
Coated free sheet                                   557       12         555       12         647       11
Coated groundwood                                   668       14         659       13         792       13
Uncoated groundwood                                 261        5         309        6         369        6
Newsprint                                           362        7         395        8         439        7
Bleached board business                             299        6         311        6         320        5
Kraft paper and linerboard                          189        4         199        4         267        4
Market pulp                                         411        9         360        7         541        9
Resale of outside purchases                         680       14         737       15         758       14
Other                                                10        1          15      ---          17      ---
                                             ----------  -------  ----------  -------  ----------  -------

                                              $   4,766      100   $   4,962      100   $   6,007      100
                                             ==========  =======  ==========  =======  ==========  =======

Wood Products
----------------------------------------------------------------------------------------------------------

Years Ended December 31

Net Sales     (in millions of dollars)             1997        %        1996        %        1995       %
--------------------------------------       ----------  -------  ----------  -------  ---------- -------
Product Category:

Lumber                                        $     404       41   $     382       42   $     334      35
Softwood plywood and waferboard                     230       24         237       26         284      29
Logs and stumpage                                   226       23         224       24         247      26
Sidings and industrial plywood                       54        6          54        6          49       5
Chips                                                46        5          10        1          10       1
Miscellaneous products                                9        1          12        1          41       4
                                             ----------  -------  ----------  -------  ---------- -------
                                              $     969      100   $     919      100   $     965     100
                                             ==========  =======  ==========  =======  ========== =======

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Income (in millions, except per share amounts)

                    Years Ended December 31                 1997           1996           1995
--------------------------------------------        ------------   ------------   ------------
Net Sales                                            $   5,735.5    $   5,880.4   $    6,972.0

Costs and Expenses:
   Cost of products sold                                 5,152.6        5,134.4        5,156.4
   Selling, general and administrative expenses            392.8          363.0          386.1
   Provision for restructuring (Note 9)                    891.0            ---            ---
   Interest and debt expense (Notes 3 and 5)               240.1          222.2          226.0
   Other (income) expense -- net (Note 10)                 (44.4)         (44.2)         (33.0)
                                                    ------------   ------------   ------------
Total Costs and Expenses                                 6,632.1        5,675.4        5,735.5

Income (Loss) before Income Taxes                         (896.6)         205.0        1,236.5

Income Taxes (Benefit) (Note 11)                          (348.1)          63.7          464.7
                                                    ------------   ------------   ------------

Net Income (Loss)                                    $    (548.5)   $     141.3    $     771.8
                                                    ============   ============   ============

Dividends on Preference Stock (Note 7)                       ---            ---           13.2
                                                    ------------   ------------   ------------

Net Income (Loss) Applicable to Common Stock         $    (548.5)   $     141.3   $      758.6
                                                    ============   ============   ============

Average Number of Common Shares Outstanding                 98.5           95.5           94.7
                                                    ============   ============   ============

Basic Earnings (Loss) Per Common Share               $     (5.72)   $      1.48   $       8.01
                                                    ============   ============   ============
Diluted Earnings (Loss) Per Common Share             $     (5.72)   $      1.48   $       7.67
                                                    ============   ============   ============

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Balance Sheet (in millions of dollars)

Assets                          December 31                          1997            1996
--------------------------------------------                 ------------    ------------
Current Assets:
Cash and cash equivalents                                     $     275.0      $    174.6
Receivables                                                         594.9           579.4
Inventories (Note 2)                                                451.1           458.1
Prepaid expenses                                                     25.6            29.9
Deferred income taxes (Note 11)                                     101.4            73.7
                                                             ------------    ------------
   Total Current Assets                                           1,448.0         1,315.7
                                                             ------------    ------------
Timber and Timberlands, at cost -- less cost of timber
   harvested                                                      2,397.3         2,364.9
                                                             ------------    ------------
Property, Plant and Equipment, at cost
   (Notes 3, 5 and 6)                                             9,473.4         9,297.6
Less - accumulated depreciation                                   4,673.3         3,644.1
                                                             ------------    ------------
                                                                  4,800.1         5,653.5
                                                             ------------    ------------

Other Assets and Deferred Charges                                   465.2           485.9
                                                             ------------    ------------

                                                               $  9,110.6       $ 9,820.0
                                                             ============    ============

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Balance Sheet (in millions of dollars)

Liabilities and Shareholders' Equity        December 31               1997           1996
-------------------------------------------------------          ---------      ---------
Current Liabilities:
Current installments of long-term debt (Note 5)                  $   143.7      $    80.9
Short-term borrowings (Note 5)                                        71.1          126.9
Accounts payable and accrued liabilities (Note 4)                    794.2          713.1
Income taxes (Note 11)                                                10.5           23.1
                                                                 ---------      ---------
   Total Current Liabilities                                       1,019.5          944.0
                                                                 ---------      ---------
Long-Term Debt (Note 5)                                            3,194.4        3,085.4
                                                                 ---------      ---------
Other Liabilities (Notes 12 and 15)                                  693.1          671.0
                                                                 ---------      ---------
Deferred Income Taxes (Note 11)                                      993.6        1,363.9
                                                                 ---------      ---------
Commitments and Contingent Liabilities
   (Notes 6, 15 and 16)                                                ---            ---
                                                                 ---------      ---------

Shareholders' Equity:
Capital Shares (Notes 7 and 8):
   Preference stock, 8,531,431 shares authorized but unissued          ---            ---
   Common stock, $.50 par value:  250,000,000 authorized
      shares; 110,900,212 and 110,323,099 issued shares               55.5           55.2
   Capital surplus                                                 1,697.2        1,651.4
Retained Earnings (Note 5)                                         2,172.5        2,740.2
                                                                 ---------      ---------
                                                                   3,925.2        4,446.8

Treasury Shares, at cost (Note 7)                                   (657.9)        (657.9)
Cumulative Translation Adjustment                                    (57.3)         (33.2)
                                                                 ---------      ---------
                                                                   3,210.0        3,755.7
                                                                 ---------      ---------
                                                                 $ 9,110.6      $ 9,820.0
                                                                 =========      =========


The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Cash Flows (in millions of dollars)

                   Years Ended December 31                                      1997         1996         1995
------------------------------------------                                 ---------     --------     --------
Cash flows from operating activities:
Net Income (Loss)                                                       $  (548.5)    $  141.3     $  771.8

Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Provision for restructuring                                             891.0          ---          ---
    Depreciation expense                                                    424.6        407.8        392.5
    Cost of timber harvested                                                 93.4         94.1         78.9
    Gain on disposal of assets                                              (24.0)       (23.1)       (46.5)
    Pension contributions                                                     ---        (70.2)       (10.1)
    (Increase) decrease in:
       Receivables                                                          (15.7)        65.0        (77.7)
       Inventories                                                            6.6        (34.4)       (72.6)
       Prepaid expenses                                                       4.2         (4.6)        (6.4)
    Increase (decrease) in:
       Accounts payable and accrued liabilities                             (23.0)       (38.2)       118.3
       Income taxes payable                                                 (12.2)      (102.1)        81.4
       Other liabilities                                                      9.5        (13.9)       (20.7)
       Deferred income taxes                                               (370.9)         3.2        159.0
    All other - net                                                          50.5         13.5         84.7
                                                                        ---------     --------     --------
Net cash provided by operating activities                                   485.5        438.4      1,452.6
                                                                        ---------     --------     --------
Cash flows from investing activities:
    Expenditures for property, plant and equipment                         (321.1)      (460.5)      (367.6)
    Timber and timberlands expenditures                                    (128.4)      (121.2)      (256.6)
    Timberlands and related assets acquisitions                             (46.9)      (130.4)         ---
    Purchase of investments                                                 (22.1)         ---        (98.3)
    Proceeds from redemptions of investments                                 25.0        101.2          ---
    Proceeds from sales of property, plant and
       equipment and timber and timberlands                                  43.1         39.8        181.2
    All other - net                                                         (15.0)        16.6         (9.5)
                                                                        ---------     --------     --------
Net cash used in investing activities                                      (465.4)      (554.5)      (550.8)
                                                                        ---------     --------     --------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt                                473.9        834.2        826.1
    Payments of current installments of
       long-term debt and long-term debt                                   (385.0)      (645.1)      (951.3)
    Purchase by Weldwood of minority interest                                 ---       (191.4)         ---
    Cash dividends paid                                                     (19.2)       (19.2)       (32.1)
    Payments to acquire treasury stock                                        ---         (7.8)      (549.7)
    All other - net                                                          10.6          2.9         31.3
                                                                        ---------     --------     --------
Net cash provided by (used in) financing activities                          80.3        (26.4)      (675.7)
                                                                        ---------     --------     --------
Increase (decrease) in cash and cash equivalents                            100.4       (142.5)       226.1

Cash and cash equivalents:
  Beginning of period                                                       174.6        317.1         91.0
                                                                        ---------     --------     --------
  End of period                                                         $   275.0     $  174.6     $  317.1
                                                                        =========     ========     ========
Supplemental cash flow disclosures:
    Nonmonetary transactions (Note 5)
    Cash paid during the year for:
       Interest (net of capitalized amounts)                            $   241.2     $  210.0     $  227.3
       Income taxes (net of refunds) (Note 11)                               42.1        178.8        208.6

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Retained Earnings  (in millions, except per share amounts)

                     Years Ended December 31          1997       1996      1995
--------------------------------------------      --------   --------  --------
Beginning Balance                                 $2,740.2   $2,618.0  $1,878.5

Net Income (Loss)                                   (548.5)     141.3     771.8

Cash Dividends Declared:
$92.50 Convertible Preference Stock - $44.19
  per share in 1995                                      _          _     (13.3)
Common Stock - $.20 per share in 1997, 1996
  and 1995                                           (19.2)     (19.1)    (19.0)
                                                  --------   --------  --------
Ending Balance                                    $2,172.5   $2,740.2  $2,618.0
                                                  ========   ========  ========


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

C.  Cash and Cash Equivalents

Cash and cash equivalents includes all highly liquid investments with original maturities of three months or less. Short-term investments are investments which mature within 12 months but which do not meet the criteria of cash equivalents.

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

Machinery and equipment lives range from three to 35 years, buildings from 10 to 40 years, and land improvements from five to 24 years. Leasehold improvements are amortized over the shorter of the lives of the leases or estimated service lives. Cost of timber harvested is based on the estimated quantity of timber available during the growth cycle and is credited directly to the asset accounts.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


F.  Revenue Recognition

The company recognizes revenues as products are shipped.

G.  Earnings Per Share

In December 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing net income applicable to common stockholders by the average number of common shares outstanding during the year. The computation of diluted earnings per share assumes that the average number of common shares outstanding is increased by dilutive common share equivalents and the conversion of securities having a dilutive effect, and that net income applicable to common stock is increased by dividends and after-tax interest on such securities.

H.  Foreign Currency Translation

The assets and liabilities of the company's Canadian subsidiary are translated into U.S. dollars using year-end exchange rates. The resulting translation gains or losses are included with the cumulative translation adjustment in the Shareholders' Equity section of the balance sheet.

Due to the high inflation rate in Brazil, the company's Brazilian subsidiary used the U.S. dollar as its functional currency for the periods covered by these financial statements. Except for certain items translated at historical exchange rates, assets and liabilities have been translated using year-end exchange rates. Gains or losses resulting from balance sheet translation have been included in net income.

Gains or losses resulting from foreign currency transactions are included in net income.

During 1997, Brazil's three-year cumulative inflation rate fell below 100% and, as a result, Brazil was determined to be non-highly-inflationary for accounting purposes. Effective January 1, 1998, the company will begin accounting for its Brazilian subsidiary using the Real as its functional currency, and assets and liabilities will be translated into U.S. dollars using the same procedures as described above for the company's Canadian subsidiary.

I.  Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings, and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments. The fair value of the company's debt is discussed in Note 5.

The company occasionally enters into forward exchange contracts to hedge certain assets that are denominated in foreign currencies. At December 31, 1997, the company had forward exchange contracts covering approximately $72 million of investments and accounts receivable, the deferred gains and losses on which were not material. The contracts range in duration from 21 days to 63 days. The company does not hold financial instruments for trading purposes.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 2.  Inventories

December 31     (in millions of dollars)                   1997           1996
----------------------------------------           ------------   ------------
Paper, pulp and packaging products                  $     244.3   $      261.7
Wood products                                              35.4           31.8
Logs                                                       46.5           42.7
Pulpwood                                                   23.0           24.3
Raw materials, parts and supplies                         101.9           97.6
                                                   ------------   ------------

                                                    $     451.1    $     458.1
                                                   ============   ============

At December 31, 1997 and 1996, inventories stated using the last-in, first-out
(LIFO) method, representing approximately 29% and 34% of total inventories, were $129.8 million and $154.3 million, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $65.4 million and $69.5 million at December 31, 1997 and 1996, respectively.

The LIFO inventory reduction in 1997 resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to decrease cost of products sold by $1.3 million and to increase net income $0.8 million or $.01 per share.

Note 3. Property, Plant and Equipment

December 31     (in millions of dollars)                    1997           1996
---------------------------------                   ------------   ------------
Land and land improvements                           $     356.4   $      340.4
Buildings and leasehold improvements                       993.3          936.4
Machinery and equipment                                  7,965.5        7,742.9
Construction in progress                                   158.2          277.9
                                                    ------------   ------------

                                                         9,473.4        9,297.6

Accumulated depreciation                                (4,673.3)      (3,644.1)
                                                    ------------   ------------

                                                     $   4,800.1   $    5,653.5
                                                    ============   ============

 Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Interest capitalized into construction in progress during 1997, 1996 and 1995 was $8.0 million, $10.6 million, and $9.6 million, respectively. Accumulated depreciation at December 31, 1997 includes $680 million of asset impairment and asset write-off charges related to assets to be divested pursuant to the company's restructuring plan (Note 9).

Depreciation expense includes the following components:

Years Ended December 31     (in millions of dollars)               1997         1996         1995
----------------------------------------------------            ---------    ---------    ---------
Land improvements                                                 $ 13.0       $ 14.3       $ 13.4
Buildings and leasehold improvements                                29.2         27.8         28.0
Machinery and equipment                                            382.4        365.7        351.1
                                                                ---------    ---------    ---------

                                                                  $424.6       $407.8       $392.5
                                                                =========    =========    =========

Note 4.  Accounts Payable and Accrued Liabilities

December 31     (in millions of dollars)                                        1997         1996
-----------------------------------------                                    --------     --------
Accounts payable                                                             $ 285.3      $ 294.0
                                                                             --------     --------
Accrued liabilities:
   Payrolls and commissions                                                    125.4        137.6
   Employee benefits                                                           133.2         63.4
   Interest                                                                     56.3         57.7
   Taxes, other than income taxes                                               33.1         31.4
   Other                                                                       156.1        124.2
                                                                             --------     --------

          Total accrued liabilities                                            504.1        414.3
                                                                             --------     --------

Dividends payable                                                                4.8          4.8
                                                                             --------     --------

                                                                             $ 794.2      $ 713.1
                                                                             ========     ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 5. Indebtedness

December 31                      (in millions of dollars)                    1997          1996
---------------------------------------------------------                ------------   ------------
Secured debt, 7.8% average rate, payable through 2012 (a)                $       48.0   $       50.6
Unsecured fixed rate debt, 7.8% average rate, payable
   through 2037 (b)                                                           2,669.9        2,470.3
Unsecured variable rate debt, 6.7% average rate, payable
   through 2012 (b)                                                             318.7          348.9
Lease obligations, 6.8% average rate, payable through 2029                      297.2          290.0
Other contractual obligations, 7.3% average rate, payable
   through 2001                                                                   4.3            6.5
                                                                         ------------   ------------

   Total Debt                                                                 3,338.1        3,166.3

Less:  Current installments of long-term debt                                   143.7           80.9
                                                                         ------------   ------------

Long-term debt (c)                                                       $    3,194.4   $    3,085.4
                                                                         ============   ============

Short-term borrowings (d)                                                $       71.1   $      126.9
                                                                         ============   ============

(a) Such debt is secured by assets with a net book value at December 31, 1997 of approximately $204 million, primarily assets of Lake Superior Land Company, a wholly-owned subsidiary of the company.

(b) Unsecured fixed and variable rate debt includes borrowings payable in less than one year. The company has the ability to refinance these borrowings under the credit agreements discussed below. At December 31, 1997, $345 million of current maturities of long-term debt and short-term obligations have been classified as long-term debt since the company intends to renew or refinance these obligations through 1998 and into future periods.

(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1998 through 2002 are $489 million, $258 million, $206 million, $206 million and $6 million, respectively.

(d) Weighted average interest rates on outstanding balances, excluding book cash overdrafts, for 1997 and 1996 were 7.7% and 7.8%, respectively. Book cash overdrafts totaled $70 million and $84 million, respectively, at December 31, 1997 and 1996.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $571 million of consolidated retained earnings at December 31, 1997 is free of such restrictions.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


At December 31, 1997, the company had unused U.S. lines of credit of $1.19 billion ($345 million of which supported the classification of current maturities of long-term debt and short-term obligations as long-term debt) and unused foreign bank lines of credit of approximately $126 million. At December 31, 1997, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Facility fees of .10% are required on the $1.19 billion U.S. lines of credit, which are available to May 31, 2002 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than .17% are required on the $126 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.

The fair value of the company's long-term debt, which includes current installments and excludes lease obligations, exceeded the carrying amount by $180 million and $60 million, at December 31, 1997 and 1996, respectively. The fair value was estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowings.

At the time of their acquisition by the company in 1996, Lake Superior Land Company had a $44 million mortgage loan outstanding, and Amapa Florestal e Celulose (AMCEL) had $35 million of debt outstanding.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 6.  Commitments

                                                                  Future Minimum Lease Payments
                                                             ----------------------------------------
                                                                 Capitalized          Non-Cancelable
Period     (in millions of dollars)                                   Leases         Operating Leases
-----------------------------------                          ---------------         ----------------
1998                                                                $   20.2                 $   27.2
1999                                                                    20.2                     29.3
2000                                                                    20.2                     26.5
2001                                                                    20.2                     25.7
2002                                                                    20.2                     24.6
Thereafter                                                             680.0                    184.1
                                                             ---------------         ----------------
Total Payments                                                         781.0                    317.4

Less:  Sublease rental receipts                                                                  61.7
                                                                                     ----------------
Net operating lease payments                                                                $   255.7
                                                                                     ================
Less:  Amount representing interest                                    483.8
                                                             ---------------
Present value of capitalized lease
payments (all long-term)                                            $  297.2
                                                             ===============


The following schedule shows the composition of total rental expense for all operating leases:

Years Ended December 31 (in millions of dollars)                 1997         1996        1995
------------------------------------------------             --------     --------   ---------
Minimum rentals                                              $   34.1     $   29.8   $    24.5
Less:  Sublease rental income                                     0.2          0.2         0.2
                                                             --------     --------   ---------

                                                             $   33.9     $   29.6   $    24.3
                                                             ========     ========   =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 7.  Capital Shares and Earnings Per Share

Unissued Preference Stock
-------------------------

At December 31, 1997 and 1996, 7,031,431 preference shares for which no series has been designated were authorized and unissued. At December 31, 1997 and 1996, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Preference Stock
----------------

On December 6, 1989, the company issued 300,000 shares of Preference Stock, $92.50 Cumulative Convertible Series, $1.00 par value ("$92.50 Preference Stock"). On June 22, 1995, all of the $92.50 Preference Stock was converted into 7,894,737 shares of common stock, which then were purchased by the company on that date.

Common Stock
------------

Changes in common shares during the three years ended December 31, 1997 are as follows:

(in shares and millions of dollars)
                                                                                 Treasury Shares
                                                Issued Shares                        (at cost)
                                    ------------------------------------     -------------------------
                                                       Par      Capital
                                         Shares      Value      Surplus            Shares       Amount
                                     ----------   --------  -----------       -----------    ---------
Balance at January 1, 1995           96,786,039      $48.4     $1,175.0       (3,492,280)      ($100.3)
Conversions                          12,205,192        6.1        441.7              ---           ---
Exercise of stock options             1,224,750        0.6         36.4              ---           ---
Compensation plans                       11,805        ---          0.3              ---           ---
Repurchase of stock                         ---        ---          ---      (11,080,731)       (549.7)
Other                                     2,593        ---          ---              ---           ---
                                    -----------   --------  -----------       ----------     ----------

Balance at December 31, 1995        110,230,379       55.1      1,653.4      (14,573,011)       (650.0)
Exercise of stock options                79,800        0.1          2.4              ---           ---
Compensation plans                        9,184        ---          1.5              ---           ---
Repurchase of stock                         ---        ---          ---         (195,300)         (7.9)
Other                                     3,736        ---         (5.9)             ---           ---
                                    -----------   --------  -----------       ----------     ----------

Balance at December 31, 1996        110,323,099       55.2      1,651.4      (14,768,311)       (657.9)
Exercise of stock options               566,075        0.3         24.4              ---           ---
Compensation plans                        8,829        ---         21.4              ---           ---
Other                                     2,209        ---          ---              200           ---
                                    -----------   --------  -----------       ----------     ----------

Balance at December 31, 1997        110,900,212      $55.5     $1,697.2      (14,768,111)      ($657.9)
                                    ===========   ========  ===========       ==========     ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


At December 31, 1997, common shares of the company were reserved for issue as follows:

Stock options granted or available for grant                  4,217,675
Compensation plans                                            2,731,337
                                                            -----------
                                                              6,949,012
                                                            ===========

Earnings (Loss) Per Share
-------------------------

In December 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share". In accordance with this standard, basic and diluted earnings (loss) per share were calculated as follows:

Years Ended December 31
(in millions, except per share amounts)                              1997        1996        1995
-----------------------------------------------                 ---------     -------     -------
Basic earnings (loss) per share:
 Net income (loss)                                              $  (548.5)    $ 141.3     $ 771.8
 Less:  Dividends on preference shares                                ---         ---        13.2
                                                                ---------     -------     -------
 Net income (loss) applicable to common stockholders            $  (548.5)    $ 141.3     $ 758.6
                                                                =========     =======     =======
 Average number of common shares outstanding                         95.8        95.5        94.7
                                                                =========     =======     =======
 Basic earnings (loss) per share                                $   (5.72)    $  1.48     $  8.01
                                                                =========     =======     =======

Diluted earnings (loss) per share:
 Net income (loss) applicable to common stockholders            $  (548.5)    $ 141.3     $ 758.6
 Add:  Income effect, assuming conversion of
  potentially dilutive securities                                     ---         ---        15.1
                                                                ---------     -------     -------
 Net income (loss) on diluted basis                             $  (548.5)    $ 141.3     $ 773.7
                                                                =========     =======     =======

 Average number of common shares outstanding                         95.8        95.5        94.7

 Add:  Common share effect, assuming conversion of
  potentially dilutive securities                                     ---         0.3         6.2
                                                                ---------     -------     -------

 Average number of common shares outstanding
  on a diluted basis                                                 95.8        95.8       100.9
                                                                =========     =======     =======
 Diluted earnings (loss) per share                              $   (5.72)    $  1.48     $  7.67
                                                                =========     =======     =======

Potentially dilutive securities at December 31, 1997 included shares issuable pursuant to certain stock-based compensation (Note 8). These securities included 450,000 shares issuable upon the vesting of the restricted share units issued in 1996 as well as 270,000 shares issuable upon the exercise of stock options calculated using the treasury stock method. Potentially dilutive securities in 1997 were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 8.  Stock-Based Compensation

Stock Options
-------------

The company has granted to officers and key employees options to purchase common shares at the market price of the shares on the date of grant. All options granted to officers prior to 1997 were accompanied by stock appreciation rights. Options granted to officers and key employees in 1997 were not accompanied by stock appreciation rights. The options expire 10 years or 10 years and 31 days from the date of grant and generally become exercisable subsequent to a period of 12 calendar months from date of grant.

Stock Option Transactions:

                                                              Weighted Average
                                               Options          Exercise Price
                                           -----------        ----------------
Balance at January 1, 1995                   3,964,800                 $29.71
     Granted                                   605,100                  39.13
     Exercised                              (2,272,100)                 29.46
     Surrendered or canceled                   (18,650)                 35.02
                                           -----------            -----------

Balance at December 31, 1995                 2,279,150                  32.42
     Granted                                   556,350                  46.63
     Exercised                                (215,400)                 30.45
     Surrendered or canceled                   (24,300)                 33.16
                                           -----------            -----------

Balance at December 31, 1996                 2,595,800                  35.62
     Granted                                   684,380                  44.63
     Exercised                              (1,188,525)                 33.99
     Surrendered or canceled                   (19,100)                 40.80
                                           -----------            -----------

Balance at December 31, 1997                 2,072,555                 $39.48
                                           ===========             ==========

Options exercisable at December 31
----------------------------------
    1995                                     1,683,650                 $30.05
    1996                                     2,043,550                  32.65
    1997                                     1,398,775                  37.01

At December 31, 1997, the stock options outstanding had an aggregate exercise price of $81.8 million, with exercise prices ranging from $26.25 to $46.63 and a weighted average remaining contractual life of 7.3 years.

Other Stock-Based Compensation
------------------------------

The company granted an aggregate of 450,000 restricted share units on August 15, 1996 to certain officers and key employees at the market price per share on that date ($44.25). Each unit represents one share of common stock to be issued upon vesting (unless the issuance is deferred), provided that the awardee remains in the company's employ until the vesting date. The units vest over a six-year period as follows: 135,000 on August 15, 1998; 135,000 on August 15, 2000; and 180,000 on August 15, 2002.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


In March 1997, the company adopted a performance share plan under which share units were awarded to officers and key employees. These units entitle the recipients, upon earn-out, to receive shares of common stock. The earn-out of shares is dependent on the company's stock price appreciation plus dividend yield (i.e., total shareholder return or "TSR") increasing, at any time within three years from the date of grant, to a value equivalent to approximately 15% per annum compounded for three years. If the TSR goal is achieved, the amount of the payout will depend on the company's TSR, during the performance period, relative to an industry peer group. If the TSR goal is not achieved, there will be will be no payout. Based on the current dividend rate, the shares would be earned if the common stock price reaches $67.25 per share. The number of shares that could be earned ranges from 340,000 shares to 720,000 shares.

Total compensation expense recognized for stock appreciation rights and other stock-based compensation for 1997, 1996 and 1995 was $35 million, $3 million and $25 million, respectively.

Pro Forma Impact of Grant of Stock Options
------------------------------------------

The company accounts for stock options under Accounting Principles Board Opinion No. 25, pursuant to which no compensation cost has been recognized for the options that are not accompanied by stock appreciation rights. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the impact on net income and earnings per share would have been as follows:

Years Ended December 31                                1997     1996      1995
------------------------------                     --------   ------    ------
Net Income (Loss) (in millions)      As reported   $(548.5)   $141.3    $771.8
                                     Pro forma     $(554.3)   $137.7    $769.6

Basic Earnings (Loss) Per Share      As reported   $ (5.72)   $ 1.48    $ 8.01
                                     Pro forma       (5.79)   $ 1.44    $ 7.98

Diluted Earnings (Loss) Per Share    As reported   $ (5.72)   $ 1.48    $ 7.67
                                     Pro forma     $ (5.79)   $ 1.44    $ 7.65

Weighted Average Fair Value of
    Options Granted                                $ 14.90    $14.92    $13.15

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma amounts for 1995 only reflect compensation cost for 9.5 months (the time between the date of grant and year end).

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997, 1996 and 1995.

Years Ended December 31                         1997        1996         1995
---------------------------------           --------    --------     --------
Risk-free interest rates                        6.57 %      6.31 %       6.95 %
Expected dividend yield                          0.4 %       0.4 %        0.4 %
Expected volatility                             20.1 %      20.4 %       20.4 %
Expected life (years)                           5.50        5.25         5.25

Note 9. Provision for Restructuring


On October 7, 1997, the company approved a plan to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this plan, the company will divest several non-strategic product segments. These product segments include the newsprint, recycling, coated and uncoated groundwood specialty papers, premium papers, specialty uncoated papers, and liquid packaging and bleached board businesses. Also to be divested are 325,000 acres of timberlands. Additionally, the company plans to reduce its worldwide workforce in the businesses remaining after the divestitures by 11%, or approximately 2,000 positions, by the end of 1999.

As a result of the above plan, in the fourth quarter of 1997, the company recorded a pre-tax charge of $891 million ($552 million after-tax, or $5.76 per share). The charge included $763 million of non-cash expenses and $128 million for one-time cash costs. Components of the provision were: $658 million for asset impairment, $82 million for other asset write-offs, $38 million for pension and postretirement enhancement and curtailment losses, $42 million for other severance costs and $71 million for other expenses, including selling costs, contract cancellations and other costs. Asset impairment was based on estimated sales proceeds.

The company expects the non-strategic segments to be sold in 1998. Results of operations for the product segments to be divested are as follows:

Years Ended December 31
(in millions of dollars)                          1997        1996         1995
-------------------------------------         --------    --------     --------
Net sales                                     $1,316.0    $1,391.0     $1,597.6

Costs and expenses                             1,394.4     1,438.7      1,450.7
                                              --------    --------     --------
Income (loss) from operations                 $ ( 78.4)   $ ( 47.7)    $  146.9
                                              ========    ========     ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

The consolidated balance sheet includes the following amounts related to the product segments to be divested, excluding the asset impairment provision:

December 31      (in millions of dollars)         1997
-----------------------------------------     --------
Current assets                                $  241.9
Long-term assets (primarily property,
   plant and equipment)                        1,431.6
Current liabilities                              (91.8)
Long-term liabilities                             (2.9)
                                              --------

    Net assets                                $1,578.8
                                              ========

Note 10.  Other (Income) Expense -- Net

Years Ended December 31
(in millions of dollars)                          1997        1996         1995
---------------------------------------        -------     -------      -------
Interest income (a)                            $(17.8)     $(32.4)      $(38.0)
Foreign currency (gains) losses -- net           (1.1)        3.4          5.9
Minority interest in subsidiaries (b)            (0.5)        1.9         34.3
Equity in net income of affiliates               (1.0)       (1.0)        (0.3)
Royalty, rental and commission income           (13.6)      (13.9)       (11.3)
Net gain on disposal of fixed assets,
  timberlands and investments (c)               (24.0)      (23.1)       (46.5)
Miscellaneous -- net                             13.6        20.9         22.9
                                               -------     -------      -------
                                               $(44.4)     $(44.2)      $(33.0)
                                               =======     =======      =======

(a) The decline in interest income in 1997 compared to 1996 and 1995 was due primarily to a reduction in average outstanding cash investments by the company's foreign subsidiaries.

(b) In July 1996, Weldwood of Canada Limited acquired all of its publicly-held shares for (U.S.) $191 million and became a wholly-owned subsidiary of the company.

(c) 1995 included a gain of $89 million from the sale of certain operations in Canada and charges of $68 million primarily for the writedown of certain U.S. paper and wood products assets.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 11.  Income Taxes

The provision (benefit) for income taxes includes the following components:


Years Ended December 31 (in millions of dollars)              1997        1996         1995
------------------------------------------------           -------    --------     --------
Provision for income taxes currently
payable (receivable):
    Federal                                                $ (14.6)   $    6.1     $  128.8
    State and local                                            2.6         2.4         10.7
    Foreign                                                   34.8        52.0        166.2
                                                           -------    --------     --------
                                                              22.8        60.5        305.7
                                                           -------    --------     --------
Provision for deferred income taxes:
    Federal                                                 (306.5)        8.0        120.1
    State and local                                          (47.3)        1.3         31.5
    Foreign                                                  (17.1)       (6.1)         7.4
                                                           -------    --------     --------
                                                            (370.9)        3.2        159.0
                                                           -------    --------     --------
Total Provision                                            ($348.1)      $63.7       $464.7
                                                           =======    ========     ========

Domestic and foreign income (loss) before income taxes are as follows:

Years Ended December 31 (in millions of dollars)              1997        1996         1995
-------------------------------------------------          -------    --------     --------
Domestic                                                   $(982.9)   $   30.6     $  785.2
Foreign                                                       86.3       174.4        451.3
                                                           -------    --------     --------
Total income (loss) before income taxes                    $(896.6)   $  205.0     $1,236.5
                                                           =======    ========     ========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Principal reasons for the variation between the statutory rate and the effective federal income tax rate are as follows:

Years Ended December 31                                    1997       1996         1995
----------------------------                            -------    -------       ------
Statutory rate -- provision (benefit)                    (35.0) %     35.0 %       35.0 %
Rate difference -- foreign subsidiaries                   (2.4)       (7.5)         1.7
Foreign dividends                                          1.3         4.3          0.3
State and local taxes, net of federal tax effect          (3.2)        0.1          2.2
All other -- net                                           0.5        (0.8)        (1.6)
                                                       -------     -------       ------
Effective income tax rate                                (38.8) %     31.1 %       37.6 %
                                                       =======     =======       ======


Deferred tax liabilities (assets) are composed of the following:

December 31    (in millions of dollars)                            1997          1996
--------------------------------------                         --------      --------
Depreciation and cost of timber harvested                      $1,754.6      $1,783.2
Capitalization of interest and deferral of
   other costs                                                     30.4          32.6
Other                                                              88.7           86.2
                                                               --------      ---------
     Gross Liabilities                                          1,873.7        1,902.0
                                                               --------      ---------
Reserve for asset impairment                                    (277.7)            ---
Loss and other carryforwards                                    (266.2)        (236.4)
Accrued liabilities and reserves                                (207.6)        (151.8)
Postretirement benefits other than pensions                     (155.6)        (151.7)
Other                                                            (91.3)         (87.1)
                                                               --------      ---------
     Gross Assets                                               (998.4)        (627.0)
                                                               --------      ---------
Valuation allowance                                               16.9           15.2
                                                               --------      ---------
                                                                $892.2       $1,290.2
                                                               ========      =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


As of December 31, 1997, the company had available, for U.S. income tax return purposes, general business credit carryforwards of $37 million, which expire from 2001 through 2011, and alternative minimum tax credit carryforwards of $196 million, which do not expire. In addition, the company had, for Brazilian income tax return purposes, operating loss carryforwards of $60 million, which do not expire.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $1.2 billion at December 31, 1997. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance primarily relates to general business credit and other carryforwards. The increase in the valuation allowance of $1.7 million for 1997 and the decrease of $5.6 million for 1996 is primarily due to issues with respect to the utilization of such carryforwards.

Purchase accounting adjustments for various acquisitions resulted in a decrease to the company's deferred tax liabilities of approximately $14 million in 1997 and an increase of approximately $136 million in 1996.


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

During the year, the company approved a plan to restructure its operations (Note
9). In connection with this plan, the company intends to divest several non-strategic product segments and reduce the workforce in its ongoing operations by approximately 2,000 employees, some of whom will be eligible for enhanced early retirement benefits. The expense associated with such benefits, together with the curtailment gains or losses, is reflected in net periodic pension cost and net periodic postretirement costs below.

The net periodic pension cost of these plans in 1997, 1996 and 1995 consisted of the following:

Years Ended December 31
(in millions of dollars)                                      1997        1996         1995
------------------------------------------------          --------     -------      -------
Service cost--benefits earned during the period           $   29.2     $  26.4      $  23.9
Interest cost on projected benefit obligation                112.6       106.4        102.7
Actual return on plan assets                                (383.5)     (123.7)      (253.4)
Net amortization and deferral                                246.1         7.1        130.4
Curtailment and termination benefits                          27.6         ___          ___
                                                          --------     -------      -------
Net periodic pension cost                                 $   32.0     $  16.2      $   3.6
                                                          ========     =======      =======

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

===============================================================================================
Assumptions used in determining 1997, 1996 and
 1995 net periodic pension cost were:
Expected long-term rate of return on assets               10.0%       10.0%        10.0%
Discount rate                                             7.75%        7.5%         8.0%
Long-term rate of increase in compensation levels         4.75%        4.5%         5.0%
===============================================================================================

The consolidated accrued pension asset at December 31, 1997 and 1996 for defined benefit plans is shown below. The measurement dates used to determine the funded status were September 30, 1997 and 1996. The funded status was adjusted to record the effect of curtailment and termination benefits resulting from the company's restructuring plan, which was approved on October 7, 1997 (Note 9). Benefit obligations for 1997 and 1996 were determined using an assumed discount rate of 7.5% and 7.75%, respectively, and an assumed average long-term rate of increase in compensation levels of 4.5% and 4.75%, respectively. Plan assets consist primarily of listed stocks and bonds.

December 31    (in millions of dollars)                       1997         1996
--------------------------------------                    --------     --------
Actuarial present value of benefit obligations:
    Vested benefit obligation                             $1,525.9     $1,364.3
                                                          ========     ========

    Accumulated benefit obligation                        $1,578.8     $1,412.9
                                                          ========     ========

    Projected benefit obligation                          $1,651.7     $1,509.7

Plan assets at fair value                                  1,839.6      1,549.4
                                                          --------     --------
Plan assets in excess of the projected
    benefit obligation                                       187.9         39.7

Unrecognized net gain                                       (162.6)       (13.9)

Prior service cost not yet recognized in net
    periodic pension cost                                     38.0         54.1

Unrecognized net transitional asset                           (4.6)        (5.3)
                                                          --------     --------
Pension asset                                             $   58.7     $   74.6
                                                          ========     ========

The company sponsors several defined contribution plans that provide all domestic salaried employees and certain domestic hourly employees of the company an opportunity to accumulate funds for their retirement. The company matches the contributions of participating employees on the basis of the percentages specified in the respective plans. Company matching contributions to the plans, which are invested in shares of the company's common stock, were approximately $14 million in 1997, $13 million in 1996 and $12 million in 1995.

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

Summary information on the company's plans providing postretirement benefits other than pensions is as follows:

December 31    (in millions of dollars)                       1997         1996
-------------------------------------                      -------       ------
Accumulated postretirement benefit obligation:
    Retirees                                                $300.7       $284.6
    Fully eligible, active plan participants                  48.0         19.1
    Other active plan participants                            59.1         68.4
                                                           -------       ------
Accumulated postretirement benefit obligation                407.8        372.1
Unrecognized prior service benefit                            20.1         24.4
Unrecognized net (loss)                                      (35.9)       (17.3)
                                                           -------       ------
Accrued postretirement benefit obligation                   $392.0       $379.2
                                                           =======       ======

Net periodic postretirement benefit cost for 1997, 1996 and 1995 includes the following components:

Years Ended December 31
(in millions of dollars)                                   1997        1996         1995
-------------------------------------------            --------     -------      -------
Service cost                                           $    3.6     $   3.8      $   3.5
Interest cost on accumulated postretirement
  benefit obligation                                       28.5        26.9         27.9
Net amortization and deferral                              (2.0)       (2.0)        (2.0)
Effect of curtailment                                      10.8         ___          ___
                                                       --------     -------      -------
   Net periodic postretirement benefit cost            $   40.9     $  28.7      $  29.4
                                                       ========     =======      =======


The accumulated postretirement benefit obligation at December 31, 1997 and 1996 was determined using an assumed discount rate of 7.75% and 8.0%, respectively. The assumed health care cost trend rate used for measurement purposes is 7.4% for 1998, declining ratably to an ultimate rate of 5.0% over a period of four years.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1997 would be increased by approximately 8%. The effect of this change on the aggregate of service and interest cost for 1997 would be an increase of approximately 12%.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Note 13.  Business Segments


The company's business segments are paper and wood products. The markets in which the company sells its products are highly competitive. The company faces numerous competitors within the forest products industry in each of its major markets and also competes with suppliers of milk and juice cartons and kraft paper substitutes made from plastics. Competition in all markets is based primarily on price. The company is one of the largest domestic producers and suppliers of coated and uncoated free sheet and groundwood papers, newsprint, milk and juice cartons, and hardwood market pulp. Weldwood of Canada Limited, a wholly-owned Canadian subsidiary, is one of the largest producers of lumber and softwood market pulp in Canada. Champion Papel e Celulose Ltda., a wholly-owned Brazilian subsidiary, is one of the largest producers and suppliers of uncoated free sheet papers in Brazil. See Note 9 regarding the planned divestiture of certain domestic product segments. See Note 17 regarding the acquisition of a coated groundwood papers mill in Brazil on January 26, 1998.

The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood and Champion Papel export substantial portions of their products and, as a result, are affected by currency fluctuations. In addition, Champion Papel is subject to Brazil's continuing inflation, which has moderated substantially as the result of various governmental actions in the last four years. Tight monetary and fiscal policies, including high interest rates, imposed in recent years in an attempt to control Brazil's high inflation rate, remain in effect. In addition, in late 1997 the government of Brazil implemented stringent economic austerity measures, including increases in certain taxes and interest rates and limitations on government spending, to support the Brazilian currency in light of the recent economic crisis in certain Asian countries. The company is not yet in a position to determine whether these measures will adversely affect results at its Brazilian operations.

Exports by the company, including by its Brazilian and Canadian operations, to the Asian countries that currently are experiencing economic turmoil are not material. However, the company would be adversely affected if pulp and paper producers significantly shift sales from those Asian markets to markets in which the company has a more significant presence, such as North America, South America and, to a lesser extent, Europe.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different businesses for the three years in the period ended December 31, 1997 is as follows:

                                                                        Timber,
                                                                    Timberlands
                                                                       and Wood       Corporate       Consolidated
(in millions of dollars)                                  Paper        Products       and Other              Total
--------------------------------------               ----------     -----------       ---------       ------------
Net Sales to
Unaffiliated Customers:

   1997                                              $  4,766.5     $     969.0       $     ---       $    5,735.5
   1996                                                 4,961.7           918.7             ---            5,880.4
   1995                                                 6,007.1           964.9             ---            6,972.0

Income from Operations:

   1997:
    Before provision for restructuring               $    140.7     $     106.5       $   (57.1)      $      190.1
    Provision for restructuring                          (870.2)          (17.5)           (3.3)            (891.0)
    After provision for restructuring                    (729.5)           89.0           (60.4)            (700.9)
   1996                                                   290.0           126.1           (33.2)             382.9
   1995                                                 1,344.0           138.3           (52.8)           1,429.5

Identifiable Assets:

   1997                                              $  5,599.7     $   2,917.4       $   593.5       $    9,110.6
   1996                                                 6,486.1         2,863.4           470.5            9,820.0
   1995                                                 6,432.7         2,673.0           437.6            9,543.3

Capital Expenditures:

   1997                                              $    246.9     $     183.5       $    19.1       $      449.5
   1996                                                   339.0           214.1            28.6              581.7
   1995                                                   313.5           299.5            11.2              624.2

Depreciation Expense and
Cost of Timber Harvested:

   1997                                              $    433.1     $      69.2       $    15.7       $      518.0
   1996                                                   427.1            62.0            12.8              501.9
   1995                                                   404.2            54.4            12.8              471.4

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different geographic areas for the three years ended December 31, 1997 is as follows:

                                                                                                Corporate     Consolidated
(in millions of dollars)                                   U.S.       Canada        Brazil      and Other            Total
-------------------------------------                 ---------     --------    ----------    -----------     ------------
Net Sales to
Unaffiliated Customers:

  1997                                                $ 4,852.7     $  556.3    $    326.5    $       ___     $    5,735.5
  1996                                                  5,006.1        535.4         338.9            ___          5,880.4
  1995                                                  5,912.3        655.6         404.1            ___          6,972.0

Income from Operations:

  1997:
   Before provision for restructuring                 $   145.7     $   39.0    $     62.5    $     (57.1)    $      190.1
   Provision for restructuring                           (869.8)       (13.0)         (4.9)          (3.3)          (891.0)
   After provision for restructuring                     (724.1)        26.0          57.6          (60.4)          (700.9)
  1996                                                    271.6         58.2          86.3          (33.2)           382.9
  1995                                                  1,116.2        205.6         160.5          (52.8)         1,429.5

Identifiable Assets:

  1997                                                $ 6,688.2     $  818.1    $  1,010.8    $     593.5     $    9,110.6
  1996                                                  7,515.3        857.9         976.3          470.5          9,820.0
  1995                                                  7,418.5        920.2         767.0          437.6          9,543.3

Capital Expenditures:

  1997                                                $   290.6     $   61.2    $     78.6    $      19.1     $      449.5
  1996                                                    409.7         70.0          73.4           28.6            581.7
  1995                                                    434.2         16.0         162.8           11.2            624.2

Depreciation Expense and
Cost of Timber Harvested:

  1997                                                $   425.8     $   39.0    $     37.5    $      15.7     $      518.0
  1996                                                    424.6         34.0          30.5           12.8            501.9
  1995                                                    401.2         29.8          27.6           12.8            471.4

As of December 31, 1997, net assets located outside of the United States included in the consolidated financial statements were approximately $1.4 billion. Of this amount, $174 million of cash and cash equivalents was held by the company's Canadian and Brazilian subsidiaries.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 14.  Quarterly Results of Operations (Unaudited)

(in millions of dollars, except per share amounts)
--------------------------------------------------------------------------------

                                                    March 31    June 30    September 30   December 31
                                                  ----------   --------    ------------   -----------
Net Sales:                                   1997   $1,366.7   $1,407.5        $1,478.4      $1,482.9
                                             1996    1,533.2    1,444.6         1,470.5       1,432.2

Gross Profit:                                1997   $   85.6   $  125.9        $  180.4      $  191.0
                                             1996      272.7      158.1           187.5         127.7

Income Taxes (Benefit) (a):                  1997   $  (22.5)  $  (14.3)       $   10.1      $ (321.4)
                                             1996       48.3        6.8            13.5          (4.9)

Net Income (Loss) (a):                       1997   $  (37.1)  $  (11.4)       $   20.2      $ (520.2)
                                             1996       83.6       15.6            32.0          10.1

Basic Earnings (Loss) Per
   Common Share (a):                         1997   $   (.39)  $   (.12)       $    .21      $  (5.42)
                                             1996        .88        .16             .33           .11

Diluted Earnings (Loss) Per
   Common Share (a):                         1997   $   (.39)  $  ($.12)       $   $.21        ($5.42)
                                             1996        .88        .16             .33           .11

(a) The income tax benefit and net loss for the three months ended December 31, 1997 included the provision for restructuring (Note 9). The provision resulted in a pre-tax charge of $891 million ($552 million after-tax, or $5.76 per share).

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $73 million at December 31, 1997, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1995 through 1997 were approximately $5 million, $4 million and $3 million, respectively.



Note 16.  Legal Proceedings

The company is involved in legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened will not have a material adverse effect on the company.


Note 17.  Subsequent Event

On January 26, 1998, the company's Brazilian subsidiary acquired Industria de Papel Arapoti S.A. ("Inpacel") and its forestry affiliate for $75 million. Inpacel has outstanding debt of $277 million. Inpacel and its affiliate are Brazilian companies that own a pulp and coated groundwood papers mill with an annual capacity of 160,000 tons of pulp and 178,000 tons of coated groundwood papers, a sawmill and 124,000 acres of timberlands, all of which are located in the State of Parana, Brazil. The transaction will be accounted for using the purchase method of accounting.

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Champion International Corporation:


     We have audited the accompanying consolidated balance sheet of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




                                         /s/ Arthur Andersen LLP






New York, N.Y.
January 16, 1998 (except for Note 17, as to which the date is January 26, 1998)

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations


Overall Annual Results

Results for 1997 declined significantly from 1996 and 1995. In 1997, net income was $4 million, or four cents per share, before an after-tax charge of $552 million, or $5.76 per share, related to the restructuring plan announced in October 1997. This compared with net income of $141 million or $1.48 per share in 1996 and $772 million or $7.67 per share, diluted, in 1995. The decline from both prior years reflected significantly lower operating income in the paper segment due to lower average prices, and, to a lesser extent, lower operating income in the wood products segment.

Restructuring Plan

On October 7, 1997, the company approved a plan to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this plan, the company will divest several non-strategic product segments with 1997 net sales of $1.3 billion and a 1997 operating loss of $78 million. These product segments include newsprint, the recycling business, coated and uncoated groundwood specialty papers, premium papers, specialty uncoated papers and liquid packaging and bleached board. Also to be divested are 325,000 acres of timberlands. The proceeds from these divestitures will initially be used for debt repayment.

The plan also includes a profit-improvement program that is targeted to increase the annual pre-tax profit of the company's ongoing operations by $400 million by the end of 2000 through cost reduction, productivity increases and changes in product mix. As part of cost reduction, the company has set a goal of reducing its worldwide workforce in the businesses remaining after the divestitures by 11% by the end of 1999.

As a result of the restructuring plan, the company incurred a pre-tax charge of $891 million ($552 million after-tax, or $5.76 per share), in the fourth quarter of 1997. The charge included (i) $763 million of non-cash expenses, primarily for asset impairment and other asset write-offs, and (ii) one-time cash costs of $65 million for severance and $63 million for other expenses.

Significant Income Statement Line Item Changes

Net sales for 1997 of $5.7 billion declined from $5.9 billion in 1996 and $7 billion in 1995. Gross profit was $583 million, compared to $746 million in 1996 and $1.8 billion in 1995. A pre-tax loss of $6 million, before the restructuring charge, represented a decline from pre-tax income of $205 million in 1996 and $1.2 billion in 1995. The declines in net sales, gross profit and pre-tax income, before the restructuring charge, from both prior years were primarily due to lower average prices for all of the company's major paper (and, compared to 1995, pulp) grades, which more than offset higher pulp and paper shipments and lower pulp and paper manufacturing costs. Wood products shipments were approximately even with 1996 and declined from 1995, reflecting the sale and the closure of various plywood plants.

Selling, general and administrative expenses of $393 million increased from $363 million in 1996 and $386 million in 1995. The increase from 1996 was principally the result of the impact of stock price fluctuations on the value of stock appreciation rights and other stock-based compensation, including the performance share units described in Note 8 to the consolidated financial statements. Future stock price volatility would impact the expense associated with the company's stock-based compensation. The increase from 1995 was mainly due to higher compensation costs and professional fees.

Interest and debt expense increased from both 1996 and 1995, primarily due to an increase in the average amount of long-term debt.

Other (income) expense-net for 1997 was approximately even with 1996 and improved from 1995. The improvement from 1995 was principally due to lower minority interest expense, which more than offset lower net gains from the sale and disposition of assets. The decrease in minority interest expense resulted from the purchase by the company's Canadian subsidiary, Weldwood of Canada Limited ("Weldwood"), of all its publicly-held shares in 1996. Other (income) expense - net for 1995 included an $89 million gain from the sale by Weldwood of its coastal British Columbia timberlands and wood products facilities and charges of $68 million principally for the writedown of certain U.S. paper and wood products assets.

The tax benefit in 1997 reflected an effective tax rate higher than the rate associated with the tax provisions in 1996 and 1995. The increases from both prior years were primarily due to the mix of earnings from the company's operations in North America and Brazil. A much larger portion of the restructuring charge applied to the company's North American operations than to its Brazilian operations, and the tax rate applicable to North American operations was higher than the Brazilian tax rate in 1997.

All outstanding shares of the company's $92.50 Cumulative Convertible Preference Stock were converted on June 22, 1995. As a result, there were no dividends on preference stock in 1997 and 1996.

Quarterly Results

Earnings per share of 34 cents for the fourth quarter of 1997, before the impact of the restructuring charge, compared to 11 cents for the fourth quarter of 1996 and 21 cents for the third quarter of 1997. The improvement from the year-ago quarter reflected higher operating income in the paper segment due to lower manufacturing costs, higher prices for most of the company's pulp and paper grades and increased shipments. The improvement from the prior quarter was due to improved results, including higher prices, in uncoated free sheet operations and lower general corporate expense. The decline in general corporate expense was principally due to the impact of stock price fluctuations on the value of stock appreciation rights and other stock-based compensation, including the performance share units described in Note 8 to the consolidated financial statements. These improvements more than offset the decline in wood products earnings from both prior quarters.

Paper Segment

For the company's paper segment, operating income of $141 million in 1997 declined substantially from $290 million in 1996 and $1.3 billion in 1995. Compared to both prior years, lower average prices more than offset lower manufacturing costs and increased shipments. Total paper, packaging and pulp shipments of approximately 6.3 million tons in 1997 increased from approximately 6 million tons in 1996 and 1995. Fourth quarter 1997 operating income of $95 million compared with $21 million in the fourth quarter of 1996 and $72 million in the third quarter of 1997.

In general, pulp and paper prices tend to reflect overall economic trends as well as industry production levels. The decline in pulp and paper prices that began in the fourth quarter of 1995 continued through the first quarter of 1997. Average prices for all of the company's paper grades were lower in 1997 than in both prior years. However, prices for many of the company's key pulp and paper grades gradually improved over the last nine months of 1997, reflecting strong demand attributable to economic growth in North America and Europe. In addition, on the supply side, there were relatively few capacity additions in the industry, although domestic pulp and paper manufacturers increased production from existing facilities. This somewhat improved demand/supply relationship contributed to progressively higher earnings in the paper segment during the last three quarters of 1997. In late 1997 and early 1998, the continued weak economy of Japan and the recent economic crisis in certain Asian countries resulted in a moderation in paper prices and a decline in prices for pulp.

Operating income for the domestic free sheet business improved from 1996 but declined substantially from 1995. The average price for domestic uncoated free sheet papers, the principal product of the free sheet business, was $657 per ton in 1997, compared to $708 per ton in 1996 and $960 per ton in 1995. The average price for coated free sheet papers was $850 per ton in 1997, compared to $893 per ton in 1996 and $1,038 per ton in 1995. Shipments of all grades of 2,240,000 tons increased slightly from the two prior years. The improvement in operating income from 1996 was due to lower manufacturing costs and slightly higher shipments, which more than offset the lower prices. The decline from 1995 was attributable to the sharply lower prices. The operating income for the fourth quarter of 1997 represented a significant improvement from the operating loss for the fourth quarter of 1996 and an increase from the operating income for the third quarter of 1997. The improvement from the fourth quarter of 1996 was mainly due to higher prices for coated and uncoated free sheet papers and lower manufacturing costs. The improvement from the prior quarter was principally due to higher prices for uncoated free sheet papers. A maintenance outage is scheduled at the company's Pensacola, Florida mill in the first quarter of 1998.

Operating income at the company's Brazilian subsidiary, Champion Papel e Celulose Ltda. ("Champion Papel"), declined from 1996 and was down significantly from 1995. The decline from both prior years was primarily due to lower domestic and export prices for uncoated free sheet papers, which more than offset lower manufacturing costs and slightly higher shipments. The overall average price for uncoated free sheet papers was $722 per ton in 1997, compared to $838 per ton in 1996 and $1,028 per ton in 1995. Shipments of uncoated free sheet papers of 392,000 tons increased slightly from both 1996 and 1995. Fourth quarter operating income declined from the fourth quarter of 1996, but improved from the third quarter of 1997. The decline from the fourth quarter of 1996 was principally due to lower domestic and export prices for uncoated free sheet papers, which more than offset lower manufacturing costs. The improvement from last quarter was primarily due to lower manufacturing costs.

Operating income for the groundwood business declined substantially from 1996 and 1995. The decline from both prior years was mainly due to lower prices for coated and uncoated groundwood papers and newsprint, which more than offset lower manufacturing costs and higher shipments. The average price for coated groundwood papers was $835 per ton in 1997, compared to $963 per ton in 1996 and $1,047 per ton in 1995. Prices for uncoated groundwood papers were also lower than in both prior years. The average price for newsprint was $491 per ton in 1997, compared to $564 per ton in 1996 and $618 per ton in 1995. Shipments of all groundwood and newsprint grades were 1,793,000 tons in 1997, compared to 1,659,000 tons in 1996 and 1,747,000 tons in 1995. Fourth quarter 1997 operating income improved significantly from the fourth quarter of 1996 and was approximately even with the third quarter of 1997. The improvement from the fourth quarter of 1996 was mainly due to higher prices for all grades and lower manufacturing costs. Early in 1998, a price increase for coated groundwood papers was implemented.

The operating loss for the specialty business represented a substantial decline from the operating income of both 1996 and 1995. The decline from both prior years was primarily due to lower average prices for all grades, which more than offset lower manufacturing costs and higher overall shipments. Shipments of all grades were 887,000 tons in 1997, compared to 843,000 tons in 1996 and 870,000 tons in 1995. Fourth quarter 1997 operating income was approximately even with the fourth quarter of 1996 but improved from an operating loss in the third quarter of 1997. The improvement from the prior quarter was mainly due to higher prices for coated and uncoated groundwood papers and linerboard, which more than offset higher purchased pulp and energy costs. In early 1998, the Deferiet, New York mill had a seven-day, weather-related outage.

Operating income for the U.S. and Canadian market pulp operations improved from 1996 but declined significantly from 1995. The improvement from 1996 was principally due to lower manufacturing costs, higher prices for northern hardwood pulp and higher overall shipments. The decline from 1995 was due to significantly lower prices for all grades, which more than offset higher shipments and lower manufacturing costs. The average price for Canadian softwood pulp was (U.S.) $419 per ton in 1997, compared to $422 per ton in 1996 and $693 per ton in 1995. The average price for northern hardwood pulp improved slightly from 1996 but declined significantly from 1995. Shipments of all pulp grades were 948,000 tons in 1997, compared to 894,000 tons in 1996 and 797,000 tons in 1995. Operating income in the fourth quarter of 1997 improved from the fourth quarter of 1996 but declined from the third quarter of 1997. The improvement from the fourth quarter of 1996 was principally due to higher prices for all grades, lower manufacturing costs and higher shipments. The decline from the third quarter of 1997 was mainly due to lower prices for northern hardwood and softwood pulp grades and slightly higher manufacturing costs. In early 1998, Weldwood's Hinton, Alberta pulp mill took an 11-day outage due to market conditions. Since the company is a net seller of pulp, overall profits are adversely affected by lower pulp prices; however, the company's Bucksport, Canton, Deferiet, Hamilton and Sartell mills purchase pulp from outside suppliers and benefit from lower pulp prices.


Wood Products Segment

For the company's wood products segment, which includes the wood-related operations of Weldwood and Champion Papel, income from operations of $106 million in 1997 declined from $126 million in 1996 and $138 million in 1995. Fourth quarter 1997 operating income of $13 million declined from $36 million in the fourth quarter of 1996 and $25 million in the third quarter of 1997.

The decline from both prior years primarily reflected lower results for Weldwood's wood products operations. Lower results at Weldwood were attributable to higher purchased wood costs, the start-up of a new sawmill and rebuilt plywood plant and reduced plywood shipments due to the sale and the closure of various plywood plants.

For U.S. and Canadian operations overall, the average price for plywood was 2% higher than in 1996 and 6% lower than in 1995. The average price for lumber increased 5% from 1996 and 26% from 1995.

The decline in earnings from the fourth quarter of 1996 and the third quarter of 1997 was mainly due to lower lumber prices in the United States and Canada.

Foreign Operations

The company's major foreign operations, which are discussed above under their respective segment headings, are in Brazil and Canada. Net sales to unaffiliated customers for Champion Papel and Weldwood for 1997 were (U.S.) $327 million and (U.S.) $556 million, respectively, accounting for 5.7% and 9.7%, respectively, of consolidated net sales of the company. Excluding the 1997 restructuring provision, pre-tax income for Champion Papel and Weldwood for 1997 was (U.S.) $59 million and (U.S.) $45 million, respectively, which was more than offset by the pre-tax loss of the company's domestic operations. Excluding the 1997 restructuring provision, net income for 1997 for Champion Papel and Weldwood was (U.S.) $61 million and (U.S.) $28 million, respectively, which was substantially offset by the company's domestic loss. Substantially all of the restructuring provision was applicable to the company's domestic operations. Identifiable assets held by Champion Papel and Weldwood at December 31, 1997 were $1.01 billion and $818 million, respectively, accounting for 11.1% and 9.0%, respectively, of consolidated assets of the company.

The company recently increased its presence in Brazil through the acquisition on January 26, 1998 of Industria de Papel Arapoti S.A. ("Inpacel") and its forestry affiliate, as discussed below. With this acquisition and the divestiture in 1998 of certain non-strategic assets in the United States, foreign operations overall and Brazilian operations in particular will account for a larger percentage of the company's consolidated sales and assets.

The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood and Champion Papel export substantial portions of their products and, as a result, are affected by currency fluctuations. In addition, Champion Papel is subject to Brazil's continuing inflation, which has moderated substantially as the result of various governmental actions in the last four years. Tight monetary and fiscal policies, including high interest rates, imposed in recent years to control Brazil's high inflation rate, remain in effect. In addition, in late 1997 the government of Brazil implemented stringent economic austerity measures, including increases in certain taxes and interest rates and limitations on government spending, to support the Brazilian currency in light of the recent economic crisis in certain Asian countries. The company is not yet in a position to determine whether these measures will adversely affect results at its Brazilian operations.

Exports by the company, including by its Brazilian and Canadian operations, to the Asian countries that currently are experiencing economic turmoil are not material. However, the company would be adversely affected if pulp and paper producers significantly shift sales from those Asian markets to markets in which the company has a more significant presence, such as North America, South America and, to a lesser extent, Europe.

Labor Contracts

The company has labor agreements, which expire between 1998 and 2002, at ten of its eleven domestic paper mills. The only such mills whose labor agreements expire in 1998 are the pulp and paper mills at Canton, North Carolina and Deferiet, New York, which are among the facilities to be divested by the company. The Quinnesec, Michigan mill is a non-union facility.

The labor agreement that covers the paper industry in Brazil, including Champion Papel, is renegotiated each year.

New labor agreements are in effect at most of Weldwood's wood products plants. Efforts to reach new labor agreements continue at the Hinton, Alberta pulp mill and wood products plant, and the joint venture pulp mill at Quesnel, British Columbia, which are presently operating under the terms of their expired contracts.

Financial Condition

General

The company's current ratio was 1.4 to 1 at year-end 1997 and at year-end 1996, as compared to 1.5 to 1 at year-end 1995. Total debt to total capitalization was 45% at year-end 1997, compared to 39% at year-end 1996 and 38% at year-end 1995. The increase in 1997 was principally attributable to the restructuring charge and, to a lesser extent, a financing in December 1997, a portion of the proceeds of which will be used to repay debt as it matures in early 1998.

Significant Balance Sheet Line Item Changes

The provision for restructuring in 1997 was the main reason for (i) the decreases from December 31, 1996 in property, plant and equipment - net; other assets and deferred charges; the deferred income tax liability; and retained earnings; and (ii) the increases from December 31, 1996 in the deferred income tax asset; accrued liabilities; and other liabilities.

Timber and timberlands - net increased by $32 million from December 31, 1996 primarily due to the acquisition from Fort James Corporation of forest lands in central Maine. Short-term borrowings decreased by $56 million principally due to the timing of payments. The cumulative translation adjustment increased by $24 million mainly due to the effect of the decline in the value of the Canadian dollar on the valuation of the company's Canadian net assets. For a discussion of changes in long-term debt (including current installments) and cash and cash equivalents, see below.

Cash Flows Statement - General

1997
----
In 1997, the company's net cash provided by operating activities, asset sales and financing activities exceeded the requirements of its investing activities (principally capital expenditures) and financing activities (principally debt payments and cash dividends). The excess was used to increase cash and cash equivalents by $100 million to a total of $275 million, $174 million of which was held by the company's Canadian and Brazilian subsidiaries. In 1997, net borrowings generated cash proceeds of $89 million; long-term debt (including current installments) and short-term borrowings in the aggregate increased by $116 million. The approximately equal increases in cash and cash equivalents and debt was attributable largely to a financing in December 1997, a portion of the proceeds of which will be used to repay debt as it matures in early 1998.

1996
----
In 1996, the company's net cash provided by operating activities and asset sales was not sufficient to meet the requirements of its investing activities (principally capital expenditures and the acquisitions of Lake Superior Land Company and Amapa Florestal e Celulose ("AMCEL")) and its financing activities (principally debt payments, cash dividends, the purchase of shares of the company's common stock and the Weldwood share purchase). The difference was financed through borrowings and the use of cash and cash equivalents. In 1996, net borrowings generated cash proceeds of $189 million; long-term debt (including current installments) increased by $260 million, including a $44 million mortgage loan of Lake Superior Land Company and $35 million of debt from AMCEL which were outstanding at the time of their respective acquisitions. Cash and cash equivalents decreased by $142 million in 1996 to a total of $175 million. A substantial portion of the company's cash deficit in 1996 was attributable to the Weldwood share purchase and the acquisitions of Lake Superior Land Company and AMCEL.

1995
----
In 1995, the company's net cash provided by operation activities and assets sales substantially exceeded the requirements of its investing activities (principally capital expenditures). The excess was used primarily to pay dividends, to pay a portion of the company's long-term debt (including current installments), to increase cash and cash equivalents, and to purchase shares of the company's common stock. In 1995, long-term debt (including current installments) declined by $292 million; a substantial portion of this reduction was effected through the conversion of virtually all $149,893,000 of the company's 6 1/2% Convertible Subordinated Debentures into an aggregate of 4,309,070 shares of common stock rather than through the use of cash. Cash and cash equivalents increased by $226 million.

Cash Flows Statement - Operating Activities

Net cash provided by operating activities of $485 million increased from $438 million in 1996 but decreased from $1.5 billion in 1995. The increase from 1996 was mainly due to lower income tax payments and a decrease in pension contributions and inventories, which more than offset lower earnings and an increase in receivables. The decrease from 1995 was primarily due to lower earnings, deferred income taxes and accounts payable and accrued liabilities, which more than offset lower income tax payments, a decrease in inventories and a smaller increase in receivables.

Cash Flows Statement  - Investing Activities

Net cash used in investing activities of $465 million decreased from $554 million in 1996 and $551 million in 1995. The decrease from 1996 was primarily due to lower capital expenditures and asset acquisitions, which more than offset lower proceeds from the redemptions of investments. The decrease from 1995 was mainly due to lower capital expenditures and lower purchases of investments, which more than offset lower net proceeds from the sale of assets.

In 1997, the company purchased from Fort James Corporation 140,000 acres of forest lands in central Maine as well as a stud mill in Passadumkeag, Maine for $46 million. In 1996, the company acquired Lake Superior Land Company for $76 million (as well as an outstanding $44 million mortgage loan) and AMCEL for $60 million (as well as $35 million of outstanding debt). Lake Superior Land Company owns 290,000 acres of forest lands in Michigan and Wisconsin. AMCEL is a Brazilian company that owns 438,000 acres of land and a chip mill in the State of Amapa, Brazil. In 1997, the company received $43 million of proceeds from sales of timberlands and fixed assets. In 1996, the company received $101 million of proceeds from redemptions of investments and $40 million from sales of timberlands and fixed assets. In 1995, Weldwood received net proceeds of (U.S.) $175 million from the sale of its coastal British Columbia timberlands and wood operations, and the company purchased investments for $98 million.

On January 26, 1998, the company's Brazilian subsidiary acquired Inpacel and its forestry affiliate for $75 million. Inpacel has outstanding debt of $277 million. Inpacel and its affiliate are Brazilian companies that own a pulp and coated groundwood papers mill with an annual capacity of 160,000 tons of pulp and 178,000 tons of coated groundwood papers, a sawmill and 124,000 acres of timberlands, all of which is located in the State of Parana, Brazil.

Cash Flows Statement  - Financing Activities

Net cash provided by financing activities of $80 million increased from net cash used in financing activities of $26 million in 1996 and $676 million in 1995. The increase from 1996 mainly reflected the purchase of the Weldwood shares in 1996, which more than offset larger net borrowings in 1996. The increase from 1995 was principally due to the purchase of shares of common stock in 1995 and the reduction in long-term debt (including current installments) in 1995.

At December 31, 1997, the company had $345 million of current maturities of long-term debt and short-term obligations outstanding, all of which is classified as long-term debt, down from $7 million at year-end 1996 and $58 million at year-end 1995. At December 31, 1997 and December 31, 1996, no notes were outstanding under the company's U.S. bank lines of credit, compared to $40 million at year-end 1995. Domestically, at December 31, 1997, $345 million of the company's unused bank lines of credit of $1.19 billion supported the classification of current maturities of long-term debt and short-term obligations as long-term debt. At December 31, 1997, Weldwood had unused bank lines of credit of approximately (U.S.) $126 million.

During 1997, the company (i) issued $100 million of debentures which are due in 2027, (ii) issued $100 million of notes which are redeemable at the option of the holders in 2007 and are due in 2037 and (iii) borrowed $7 million through the issuance of long-term tax-exempt bonds.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 1998 through 2002 are $489 million, $258 million, $206 million, $206 million and $6 million, respectively.

Capital Expenditures

Capital expenditures, including contract timber, reforestation and capitalized interest, were $449 million in 1997 compared to $582 million in 1996 and $624 million in 1995. The company presently anticipates that capital expenditures will be approximately $500 million in 1998, all of which is expected to be financed through internally generated funds and the use of cash and cash equivalents.

At Quesnel, British Columbia, the company completed construction of a lumber mill and the modernization of the existing plywood plant in 1997. The total project cost was approximately (U.S.) $83 million.

In 1997, the company began a project to modernize the No. 5 paper machine at the Bucksport, Maine mill. The project is expected to be completed in 1998 at a cost of approximately $40 million, of which approximately $18 million had been expended as of December 31, 1997.

In 1997, the company began an alkaline-conversion project and various environmental improvement projects at the Courtland, Alabama mill. These projects are expected to be completed in 2000 at a total cost of approximately $121 million, of which approximately $76 million will be spent in 1998.

In addition to the pine and eucalyptus plantations and chip mill acquired through the purchase of AMCEL in 1996, the company plans to establish eucalyptus and pine plantations and a new chipping operation in the State of Amapa, Brazil, in the next few years. The company also has under consideration the possible construction of a pulp and paper mill at Tres Lagoas, State of Mato Grosso do Sul, Brazil, in the next several years. Approximately $27 million of the anticipated capital spending in 1998 will be devoted to these projects.

In 1997, the company canceled the $127 million recycling project at the Courtland, Alabama mill.

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

In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1993 through 1997, the company spent approximately $229 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes. In addition, from 1990 through 1994, the company spent approximately $300 million on an environmental improvement and modernization project at the Canton, North Carolina mill. In 1997, capital expenditures incurred in the United States for environmental purposes were $23 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $63 million in 1998 and $25 million in 1999. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 1999. Preliminary estimates indicate that for the period from 2000 through 2002 capital expenditures for air and water pollution control facilities and solid waste disposal facilities in the United States will aggregate approximately $21 million. The environmental capital expenditures described in this paragraph are included in the respective past and estimated 1998 capital expenditure amounts set forth above under "Capital Expenditures."

As previously reported, the company is evaluating relocating the point of discharge for its Pensacola, Florida mill's effluent due to potential limitations on the assimilative capacity of the existing receiving body of water. The results of the study are expected to be submitted to the Florida Department of Environmental Protection by May 1998, and a decision on a possible new point of discharge will then be made. The cost of this potential project is not included in the capital expenditure information set forth above under "Capital Expenditures" or set forth above in this section.

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

New EPA Air and Water Regulations

In 1997, the United States Environmental Protection Agency (the "EPA") adopted regulations, known as the "Cluster Rule", pursuant to the federal Clean Air Act Amendments of 1990 and the federal Clean Water Act. Compliance is required as early as 2000 for certain provisions and as late as 2004 for other provisions of the Cluster Rule. Further regulations are expected to be proposed in the future. Compliance with such further regulations is expected to be required within three years after each becomes final.

As previously reported, trace amounts of dioxin were found in the pulp, sludge and effluent at some bleached kraft mills in the United States and Canada, including certain of the company's mills. The water-related provisions of the Cluster Rule are based upon the substitution of chlorine dioxide for elemental chlorine, which reduces the potential for the formation of dioxin in the pulp-bleaching process. This technology already has been installed at most, and by the end of 2000 will be in place at all, of the company's fully bleached kraft mills in the United States.

The company presently expects that it will incur capital expenditures to meet the requirements of the Cluster Rule and state air toxics regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," in the range of $20 million to $40 million over the period of approximately 1998 through 2004.

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $73 million at December 31, 1997, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1995 through 1997 were approximately $5 million, $4 million and $3 million, respectively.

Wastewater Discharge Permit for Canton, North Carolina Mill

As previously reported, in late 1996, the North Carolina Department of Environment, Health and Natural Resources renewed the NPDES wastewater discharge permit for the company's Canton, North Carolina mill. The permit included a revised variance from the North Carolina water quality standard for color in the Pigeon River. In early 1997, the State of Tennessee and various municipalities and environmental groups in Tennessee filed an administrative appeal of the permit, principally on the grounds that the color variance failed to satisfy Tennessee's water quality standard for the portion of the Pigeon River in Tennessee.

In December 1997, the permit was modified to the satisfaction of the company, the EPA, the State of North Carolina, the State of Tennessee and the other parties to the appeal, which withdrew their administrative appeal of the permit.

Other

Year 2000 Computer Issue

The company utilizes computer software and related technologies throughout its businesses that will be affected by the date change to the year 2000. In early 1996, the company organized a Year 2000 project team to assess the impact of the Year 2000 issue on its operations and to develop plans to address the issue.

The company is in the process of modifying or replacing portions of its software and related technologies so that they will continue to function properly after December 31, 1999. The company expects that this project will be completed before the end of 1999 at a cost of approximately $10 million, of which approximately $3 million had been incurred as of December 31, 1997. All maintenance and modification costs are being expensed as incurred.

In addition, the Year 2000 issue will impact the company's customers and suppliers. The company is in the process of discussing with certain of its major customers and suppliers their own remediation plans with respect to the Year 2000 issue. These customers and suppliers have indicated that they expect to successfully address the issue in timely fashion. However, it is not possible for the company to predict with certainty whether its customers and suppliers will experience any remediation problems and, if so, the materiality of the impact of such problems on the company.

Change in Accounting for Brazilian Operations

Accounting standards require that a country whose three-year cumulative inflation rate falls below 100% be categorized as a non-highly-inflationary economy. During 1997, Brazil's three-year cumulative inflation rate fell below 100%. Effective January 1, 1998, the company will begin accounting for its Brazilian operations as non-highly inflationary. In the past, the U.S. dollar was used as the functional currency for Brazilian operations. As the result of the accounting change, effective January 1, 1998, the Brazilian currency, the Real, will be used as the functional currency, and the recorded net book value of fixed assets such as property, plant and equipment, and timber and timberlands, will be converted to U.S. dollars based on current exchange rates.

As a result of this accounting change, effective January 1, 1998, the company will record a one-time balance sheet adjustment, increasing its deferred tax liability by approximately $50 million with a corresponding increase in cumulative translation adjustment in shareholders' equity.

The Brazilian currency has historically declined in value relative to the U.S. dollar. If this trend continues, the recorded net book value of the company's fixed assets in Brazil will decrease in future years to reflect this decline in value, offset by an increase in the cumulative translation adjustment balance. The company does not expect a material change in results of operations as a result of this accounting change, although depreciation and depletion expense will decrease over time if the recorded net book value of fixed assets declines due to a decline in value of the Brazilian currency.

Financial Market Risk

The company's financial market risk arises from fluctuations in interest rates and foreign currencies.

Most of the company's debt obligations at year-end 1997 were at fixed interest rates. Consequently, a 10% change in market interest rates would not have a material effect on the company's 1998 pre-tax earnings or cash flows.

At December 31, 1997, the company had forward exchange contracts covering approximately $72 million of investments and accounts receivable, the deferred gains and losses on which were not material. The company has no material sensitivity to changes in foreign currency exchange rates on its derivative financial instrument position. The company does not hold financial instruments for trading purposes.

Asset Replacement Value

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

   Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------------------------
   Eleven-Year Selected Financial Data
   (in millions, except per share amounts and ratio data)           1997            1996          1995         1994
---------------------------------------------------------------  --------        --------      --------     --------
 Earnings:
      Net Sales                                                  $ 5,736         $ 5,880       $ 6,972      $ 5,318
      Depreciation expense and cost of timber harvested              518             502           471          459
      Gross profit                                                   583             746         1,816          565
      Provision for restructuring                                    891             ---           ---          ---
      Interest and debt expense                                      240             222           226          235
      Other (income) expense - net                                   (44)            (44)          (33)         (57)
      Income (loss) before income taxes, extraordinary item
         and cumulative effect of accounting changes                (897)            205         1,237           88
      Income taxes (benefit)                                        (348)             64           465           25
      Income (loss) before extraordinary item and cumulative
         effect of accounting changes                               (549)            141           772           63
      Extraordinary item, net of taxes                               ---             ---           ---          ---
      Cumulative effect of accounting changes, net of taxes          ---             ---           ---          ---
      Net income (loss)                                             (549)            141           772           63

 Per Common Share (a):
      Basic earnings (loss)                                      $ (5.72)        $  1.48       $  8.01      $  0.38
      Diluted earnings (loss)                                      (5.72)           1.48          7.67         0.38
      Cash dividends declared                                       0.20            0.20          0.20         0.20
      Cash dividends paid                                           0.20            0.20          0.20         0.20
      Shareholders' equity                                         33.39           39.30         38.12        31.25

 Financial Position:
      Current assets                                             $ 1,448         $ 1,316       $ 1,583      $ 1,179
      Timber and timberlands - net                                 2,397           2,365         2,008        1,847
      Property, plant and equipment - net                          4,800           5,653         5,514        5,603
      Other assets and deferred charges                              466             486           438          335
                                                                 --------        --------      --------     --------
         Total assets                                            $ 9,111         $ 9,820       $ 9,543      $ 8,964
                                                                 ========        ========      ========     ========
      Current liabilities                                        $ 1,020         $   944       $ 1,080      $ 1,034
      Long-term debt                                               3,194           3,085         2,828        2,889
      Other liabilities                                              693             671           769          740
      Deferred income taxes                                          994           1,364         1,219        1,040
      $92.50 convertible preference stock                            ---             ---           ---          300
      Shareholders' equity                                         3,210           3,756         3,647        2,961
                                                                 --------        --------      --------     --------
         Total liabilities and shareholders' equity              $ 9,111         $ 9,820       $ 9,543      $ 8,964
                                                                 ========        ========      ========     ========
 Other Statistics:
      Expenditures for property, plant and equipment             $   321         $   461       $   368      $   225
      Timber and timberlands expenditures                        $   128         $   121       $   257      $   104
      U.S. timber acreage owned or controlled                        5.4             5.3           5.3          5.1
      Common shares outstanding at year-end                           96              96            96           93
      Dividends declared on preference shares                    $   ---         $   ---       $    13      $    28
      Dividends declared on common shares                        $    19         $    19       $    19      $    19
      Current ratio                                                  1.4             1.4           1.5          1.1
      Ratio of total debt to total capitalization                  .45:1           .39:1         .38:1        .43:1
      Return on average shareholders' equity and $92.50
         convertible preference stock before extraordinary
         item and cumulative effect of accounting changes          (15.7)% (b)       3.8%         22.6%         2.0 %

 (a) Basic and diluted earnings (loss) per share for 1997 includes the provision for restructuring of ($5.76).

      Basic and diluted earnings (loss) per share for 1993 includes the cumulative effect of an accounting change of ($.08) and an extraordinary item for early retirement of debt of ($.15).

      Basic and diluted earnings (loss) per share for 1992 includes the cumulative effect of accounting changes of ($4.90).

 (b) Includes the 1997 provision for restructuring of $891 million ($552 million after-tax).

-------------------------------------------------------------------------------------

        1993        1992         1991        1990        1989        1988        1987
     --------    --------     --------    --------    --------    --------    --------
     $ 5,069     $ 4,926      $ 4,786     $ 5,090     $ 5,163     $ 5,129     $ 4,615
         443         411          342         323         279         260         252
         359         362          454         800       1,048       1,141         872
         ---         ---          ---         ---         ---         ---         ---
         224         206          211         156         136         161         177
           7        (143)        (110)        (85)        (93)        (30)       (198)

        (165)         10           78         420         726         730         619
         (31)         (4)          38         197         294         274         237

        (134)         14           40         223         432         456         382
         (14)        ---          ---         ---         ---         ---         ---
          (8)       (454)         ---         ---         ----        ----        ---
        (156)       (440)          40         223         432         456         382


     $ (1.98)    $ (5.05)     $  0.14     $  2.11     $  4.56     $  4.80     $  4.03
       (1.98)      (5.05)        0.14        2.08        4.43        4.65        3.92
        0.20        0.20         0.20        1.10        1.10        0.95        0.72
        0.20        0.20         0.43        1.10        1.08        0.90        0.65
       31.23       33.53        39.02       39.10       38.12       35.06       30.82


     $ 1,114     $ 1,142      $ 1,162     $ 1,104     $ 1,074     $   986     $   896
       1,839       2,012        1,666       1,645       1,613       1,581       1,554
       5,802       5,763        5,386       5,117       4,404       3,702       3,340
         388         464          442         485         440         431         389
     --------    --------     --------    --------    --------    --------    --------
     $ 9,143     $ 9,381      $ 8,656     $ 8,351     $ 7,531     $ 6,700     $ 6,179
     ========    ========     ========    ========    ========    ========    ========
     $   772     $   786      $   794     $   801     $   804     $   699     $   657
       3,316       3,291        2,978       2,689       2,025       1,909       1,864
         728         686          235         231         208         273         307
       1,077       1,159          678         651         605         474         415
         300         300          300         300         300         ---         ---
       2,950       3,159        3,671       3,679       3,589       3,345       2,936
     --------    --------     --------    --------    --------    --------    --------
     $ 9,143     $ 9,381      $ 8,656     $ 8,351     $ 7,531     $ 6,700     $ 6,179
     ========    ========     ========    ========    ========    ========    ========

     $   476     $   623      $   604     $   959     $   916     $   585     $   340
     $   130     $    95      $    58     $    88     $    78     $    88     $    62
         5.1         6.0          6.2         6.4         6.4         6.4         6.5
          93          93           93          93          93          95          95
     $    28     $    28      $    28     $    28     $     2     $   ---     $   ---
     $    19     $    19      $    19     $   102     $   104     $    91     $    69
         1.4         1.5          1.5         1.4         1.3         1.4         1.4
       .44:1       .42:1        .40:1       .38:1       .32:1       .34:1       .36:1


        (4.0) %      0.4 %        1.0 %       5.6 %      12.2 %      14.5 %      13.8 %

Common Stock
Prices and
Dividends Paid    Quarterly sales prices for the company's common stock as
                  reported on the New York Stock Exchange composite tape, and quarterly dividends paid, in 1997 and 1996 were:

--------------------------------------------------------------------------------

                              March 31      June 30     Sept. 30      Dec. 31
                            ----------    ---------   ----------    ---------
1997
---
High                          $47 3/8       $55 7/16   $65 5/16       $66 1/2
Low                            41 3/8        42 1/4     55 1/4         43 1/16
Dividends Paid                    .05           .05         .05           .05
--------------------------------------------------------------------------------

                              March 31      June 30     Sept. 30      Dec. 31
                            ----------    ---------   ----------    ---------
1996
High                          $48 3/8      $51 1/8      $48 1/8      $46 1/2
Low                            39           41 1/4       40 1/4       40 7/8
Dividends Paid                    .05          .05          .05          .05
--------------------------------------------------------------------------------