Form 10-K405, Exhibit 13
period 1998-12-31
CHAMPION INTERNATIONAL CORP
filed 1999-03-29
CIK 19150

                                                                      EXHIBIT 13

Paper
--------------------------------------------------------------------------------


Years Ended December 31

Net Sales        (in millions of dollars)              1998             %           1997             %           1996              %
-----------------------------------------        -----------   -----------    -----------    ----------    -----------   -----------
Product Category:

Uncoated free sheet (U.S. & Brazil)                  $1,327            29         $1,329            28         $1,422             29
Coated free sheet                                       529            11            557            12            555             11
Coated groundwood (U.S. & Brazil)                       809            17            668            14            659             13
Uncoated groundwood                                     218             5            261             5            309              6
Newsprint                                               177             4            362             7            395              8
Bleached board business                                 285             6            299             6            311              6
Kraft paper and linerboard                              188             4            189             4            199              4
Market pulp                                             372             8            411             9            360              7
Resale of outside purchases                             694            15            680            14            737             15
Other                                                    41             1             45             1             18              1
                                                 -----------   -----------    -----------    ----------    -----------   -----------

                                                     $4,640           100         $4,801           100         $4,965            100
                                                 ===========   ===========    ===========    ==========    ===========   ===========



Wood Products
--------------------------------------------------------------------------------


Years Ended December 31

Net Sales        (in millions of dollars)              1998             %           1997             %           1996              %
-----------------------------------------        -----------   -----------    -----------    ----------    -----------   -----------
Product Category:

Lumber                                               $  400            40          $ 404            43          $ 382             42
Softwood plywood and waferboard                         234            23            230            25            237             26
Logs and stumpage                                       256            25            203            22            201             22
Sidings and industrial plywood                           53             5             54             6             54              6
Chips                                                    43             4             35             3             30              3
Miscellaneous products                                   27             3              9             1             12              1
                                                 -----------   -----------    -----------    ----------    -----------   -----------

                                                     $1,013           100          $ 935           100          $ 916            100
                                                 ===========   ===========    ===========    ==========    ===========   ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Statement of Income (in millions, except per share amounts)

                                        Years Ended December 31                1998            1997             1996
----------------------------------------------------------------       -------------   -------------    -------------
Net Sales                                                              $    5,653.0    $    5,735.5     $    5,880.4

Costs and Expenses:
      Cost of products sold                                                 4,953.0         5,140.1          5,124.7
      Selling, general and administrative expenses                            366.2           392.8            363.0
      Provision for restructuring (Note 10)                                    80.0           891.0                -
      Interest and debt expense (Notes 4 and 6)                               260.9           240.1            222.2
      Other (income) expense __ net (Note 12)                                 (44.5)          (31.9)           (34.5)
                                                                       -------------   -------------    -------------
Total Costs and Expenses                                                    5,615.6         6,632.1          5,675.4

Income (Loss) before Income Taxes                                              37.4          (896.6)           205.0

Income Taxes (Benefit) (Note 13)                                              (37.9)         (348.1)            63.7
                                                                       -------------   -------------    -------------

Net Income (Loss)                                                      $       75.3    $     (548.5)    $      141.3
                                                                       =============   =============    =============


Average Number of Common Shares Outstanding                                    95.9            95.8             95.5
                                                                       =============   =============    =============


Basic Earnings (Loss) Per Common Share                                 $        .79    $      (5.72)    $       1.48
                                                                       =============   =============    =============
Diluted Earnings (Loss) Per Common Share                               $        .78    $      (5.72)    $       1.48
                                                                       =============   =============    =============


The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Balance Sheet (in millions of dollars)


Assets                                              December 31                                1998             1997
----------------------------------------------------------------                       -------------    -------------
Current Assets:
Cash and cash equivalents                                                                 $   300.4        $   275.0
Receivables - net                                                                             520.5            594.9
Inventories (Note 3)                                                                          503.5            451.1
Prepaid expenses                                                                               27.5             25.6
Deferred income taxes (Note 13)                                                                86.6            101.4
                                                                                       -------------    -------------
      Total Current Assets                                                                  1,438.5          1,448.0
                                                                                       -------------    -------------

Timber and Timberlands, at cost -- less cost of timber
      harvested                                                                             2,430.4          2,397.3
                                                                                       -------------    -------------

Property, Plant and Equipment, at cost
      (Notes 4, 6 and 7)                                                                    8,585.3          9,473.4
Less - accumulated depreciation                                                             4,356.5          4,673.3
                                                                                       -------------    -------------
                                                                                            4,228.8          4,800.1
                                                                                       -------------    -------------

Other Assets and Deferred Charges                                                             742.2            465.2
                                                                                       -------------    -------------

                                                                                          $ 8,839.9        $ 9,110.6
                                                                                       =============    =============

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Balance Sheet  (in millions of dollars)


Liabilities and Shareholders' Equity               December 31                                 1998             1997
-----------------------------------------------------------------------                -------------    -------------
Current Liabilities:
Current installments of long-term debt (Note 6)                                           $   228.0        $   143.7
Short-term borrowings (Note 6)                                                                 89.8             71.1
Accounts payable and accrued liabilities (Note 5)                                             720.3            794.2
Income taxes (Note 13)                                                                         10.4             10.5
                                                                                       -------------    -------------
      Total Current Liabilities                                                             1,048.5          1,019.5
                                                                                       -------------    -------------

Long-Term Debt (Note 6)                                                                     2,947.5          3,194.4
                                                                                       -------------    -------------

Other Liabilities (Notes 14 and 17)                                                           786.8            693.1
                                                                                       -------------    -------------

Deferred Income Taxes (Note 13)                                                               961.2            993.6
                                                                                       -------------    -------------

Commitments and Contingent Liabilities
      (Notes 7, 17 and 18)                                                                        -                -
                                                                                       -------------    -------------

Shareholders' Equity:
Capital Shares (Notes 8 and 9):
      Preference stock, 8,531,431 shares authorized but unissued                                  -                -
      Common stock, $.50 par value:  250,000,000 authorized
           shares; 111,025,755 and 110,900,212 issued shares                                   55.5             55.5
      Capital surplus                                                                       1,705.5          1,697.2
Retained Earnings (Note 6)                                                                  2,228.4          2,172.5
                                                                                       -------------    -------------
                                                                                            3,989.4          3,925.2

Treasury Shares, at cost (Note 8)                                                            (689.7)          (657.9)
Accumulated Other Comprehensive Income (Note 11)                                             (203.8)           (57.3)
                                                                                       -------------    -------------

                                                                                            3,095.9          3,210.0
                                                                                       -------------    -------------

                                                                                          $ 8,839.9        $ 9,110.6
                                                                                       =============    =============

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Cash Flows (in millions of dollars)

                                        Years Ended December 31                1998            1997             1996
----------------------------------------------------------------       -------------   -------------    -------------
Cash flows from operating activities:
Net Income (Loss)                                                           $  75.3        $ (548.5)         $ 141.3

Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Provision for restructuring                                              80.0           891.0                -
      Depreciation expense                                                    395.3           424.6            407.8
      Cost of timber harvested                                                 91.6            93.4             94.1
      Gain on disposal of assets                                              (22.4)          (24.0)           (23.1)
      Pension contributions                                                    (8.7)          (16.4)           (70.2)
      Deferred income taxes                                                   (61.6)         (370.9)             3.2
      Changes in assets and liabilities, net of acquisitions
        and divestitures:
           Receivables                                                         72.2           (15.7)            65.0
           Inventories                                                        (59.8)            6.6            (34.4)
           Prepaid expenses                                                    10.0             4.2             (4.6)
           Accounts payable and accrued liabilities                           (42.5)          (23.0)           (38.2)
           Income taxes payable                                               (13.6)          (12.2)          (102.1)
           Other liabilities                                                   15.1             9.5            (13.9)
      All other - net                                                          35.1            66.9             13.5
                                                                       -------------   -------------    -------------
Net cash provided by operating activities                                     566.0           485.5            438.4
                                                                       -------------   -------------    -------------

Cash flows from investing activities:
      Expenditures for property, plant and equipment                         (304.9)         (321.1)          (460.5)
      Timber and timberlands expenditures                                    (127.3)         (128.4)          (121.2)
      Acquisition of timberlands and mills (Note 2)                          (103.7)          (46.9)          (130.4)
      Purchase of investments                                                     -           (22.1)               -
      Proceeds from redemptions of investments                                    -            25.0            101.2
      Proceeds from sales of divested operations                              481.6               -                -
      Proceeds from sales of property, plant and
           equipment and timber and timberlands                                26.7            43.1             39.8
      All other - net                                                         (39.4)          (15.0)            16.6
                                                                       -------------   -------------    -------------
Net cash used in investing activities                                         (67.0)         (465.4)          (554.5)
                                                                       -------------   -------------    -------------

Cash flows from financing activities:
      Proceeds from issuance of long-term debt                                571.6           473.9            834.2
      Payments of current installments of
           long-term debt and long-term debt                                 (991.3)         (385.0)          (645.1)
      Purchase by Weldwood of minority interest                                   -               -           (191.4)
      Cash dividends paid                                                     (19.5)          (19.2)           (19.2)
      Payments to acquire treasury stock                                      (34.3)              -             (7.8)
      All other - net                                                          (0.1)           10.6              2.9
                                                                       -------------   -------------    -------------
Net cash provided by (used in) financing activities                          (473.6)           80.3            (26.4)
                                                                       -------------   -------------    -------------

Increase (decrease) in cash and cash equivalents                               25.4           100.4           (142.5)

Cash and cash equivalents:
  Beginning of period                                                         275.0           174.6            317.1
                                                                       -------------   -------------    -------------
  End of period                                                             $ 300.4        $  275.0          $ 174.6
                                                                       =============   =============    =============
Supplemental cash flow disclosures: Cash paid during the year for:
           Interest (net of capitalized amounts)                            $ 271.7        $  241.2          $ 210.0
           Income taxes (net of refunds) (Note 13)                             17.1            42.1            178.8

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Retained Earnings  (in millions, except per share amounts)


                                        Years Ended December 31                1998            1997             1996
----------------------------------------------------------------       -------------   -------------    -------------
Beginning Balance                                                         $ 2,172.5       $ 2,740.2        $ 2,618.0

Net Income (Loss)                                                              75.3          (548.5)           141.3

Cash Dividends Declared:
Common Stock - $.20 per share in 1998, 1997
  and 1996                                                                    (19.4)          (19.2)           (19.1)
                                                                       -------------   -------------    -------------

Ending Balance                                                            $ 2,228.4       $ 2,172.5        $ 2,740.2
                                                                       =============   =============    =============


The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Statement of Comprehensive Income  (in millions of dollars)


                                        Years Ended December 31                1998            1997             1996
----------------------------------------------------------------       -------------   -------------    -------------
Net income (loss)                                                           $  75.3        $ (548.5)         $ 141.3
Foreign currency translation adjustments:
      Cumulative tax effect of changing the Brazilian
         functional currency to the Real                                      (51.5)              -                -
      Other foreign currency translation adjustments                          (95.0)          (24.1)            (3.3)
                                                                       -------------   -------------    -------------

Net foreign currency translation adjustments                                 (146.5)          (24.1)            (3.3)
                                                                       -------------   -------------    -------------

Comprehensive Income (Loss)                                                 $ (71.2)       $ (572.6)         $ 138.0
                                                                       =============   =============    =============

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

D.  Inventories

Inventories are generally stated at the lower of average cost or market (market approximates net realizable value), except for certain inventories of the paper segments which are stated on the last-in, first-out (LIFO) method.

E.  Fixed Assets

Property, Plant and Equipment, which includes capitalized leases, is stated at cost. Timber and Timberlands, which includes original costs, road construction costs, and reforestation costs, such as site preparation and planting costs, is stated at unamortized cost. Property taxes, surveying, fire control and other forest management expenses are charged to expense as incurred. When fixed assets are sold or retired, cost and accumulated depreciation are eliminated from the accounts, and gains or losses are recorded in income.

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


F.  Revenue Recognition

The company recognizes revenues when title passes, which is generally when products are shipped.

G.  Earnings Per Share

Basic earnings per share is computed by dividing net income applicable to common stockholders by the average number of common shares outstanding during the year. The computation of diluted earnings per share assumes that the average number of common shares outstanding is increased by dilutive common share equivalents.

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

Prior to 1998, the company's Brazilian subsidiary used the U.S. dollar as its functional currency, since the local currency, the Real, had been deemed hyperinflationary. Except for certain items translated at historical exchange rates, assets and liabilities were translated using year-end exchange rates. Gains or losses resulting from balance sheet translation were included in net income.

Effective January 1, 1998, the company accounts for its Brazilian subsidiary using the Real as its functional currency. Assets and liabilities are translated into U.S. dollars using the same procedures as described above for the company's Canadian subsidiary.

I.  Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings, and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments. The fair value of the company's debt is discussed in Note 6.

The company occasionally enters into forward exchange contracts to hedge certain assets that are denominated in foreign currencies. At December 31, 1998, the company had no significant forward exchange contracts outstanding. The company does not hold financial instruments for trading purposes.

J.  Pensions and Other Postretirement Benefits

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." This Statement, which is effective in 1998, revises employers' disclosures about pensions and other postretirement benefit plans. It does not change the measurement or recognition of these plans.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


K.  Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, which will be effective for the company beginning in the fiscal year 2000, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in each derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met.

The company has not yet quantified the anticipated impact on the financial statements of adopting the Statement. However, given the current level of the company's derivative and hedging activities, the impact is not expected to be material.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 2.  Acquisitions


 In January 1998, the company's Brazilian subsidiary acquired Inpacel for $58 million, net of cash acquired. At the time of its acquisition, Inpacel had outstanding debt of $277 million and $55 million of other liabilities. Inpacel, a Brazilian company, owns a pulp and coated groundwood papers mill, a sawmill and 125,000 acres of timberlands, all of which are located in the State of Parana, Brazil. Net sales of Inpacel for the eleven months of 1998 subsequent to the acquisition, including intracompany sales, were $137 million.

 In September 1998, the company's Canadian subsidiary acquired Sunpine Forest Products, Ltd. for $46 million. At the time of its acquisition, Sunpine had outstanding debt of $56 million and $16 million of other liabilities. Sunpine's facilities, located in Alberta, Canada, include a sawmill, a lumber-treating plant, a veneer mill and a laminated-veneer lumber plant. In addition, Sunpine is responsible for a forest management area of 1.5 million acres under license from the Province of Alberta.

 Both of the acquisitions were accounted for as purchases.





Note 3.  Inventories

December 31            (in millions of dollars)                                                       1998               1997
------------------------------------------------------                                        -------------    ---------------
 Paper, pulp and packaging products                                                                $ 291.1            $ 244.3
 Wood products                                                                                        46.6               35.4
 Logs                                                                                                 45.8               46.5
 Pulpwood                                                                                             25.3               23.0
 Raw materials, parts and supplies                                                                    94.7              101.9
                                                                                              -------------    ---------------

                                                                                                   $ 503.5            $ 451.1
                                                                                              =============    ===============


 At December 31, 1998 and 1997, inventories stated using the last-in, first-out
 (LIFO) method, representing approximately 35% and 29% of total inventories, were $174.3 million and $129.8 million, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $56.6 million and $65.4 million at December 31, 1998 and 1997, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 4.  Property, Plant and Equipment

December 31             (in millions of dollars)                                                      1998               1997
------------------------------------------------------                                        -------------    ---------------
Land and land improvements                                                                    $      315.3     $        356.4
Buildings and leasehold improvements                                                                 912.9              993.3
Machinery and equipment                                                                            7,194.2            7,965.5
Construction in progress                                                                             162.9              158.2
                                                                                              -------------    ---------------

                                                                                                   8,585.3            9,473.4

Accumulated depreciation                                                                          (4,356.5)          (4,673.3)
                                                                                              -------------    ---------------

                                                                                              $    4,228.8     $      4,800.1
                                                                                              =============    ===============

Interest capitalized into construction in progress during 1998, 1997 and 1996 was $8.8 million, $8.0 million and $10.6 million, respectively. Accumulated depreciation at December 31, 1998 includes $569 million of asset impairment and asset write-off charges related to assets to be divested pursuant to the company's restructuring plan (Note 10).


Depreciation expense includes the following components:

Years Ended December 31     (in millions of dollars)                                 1998             1997               1996
-------------------------------------------------------------------------    -------------    -------------    ---------------
Land improvements                                                            $       14.2     $       13.0     $         14.3
Buildings and leasehold improvements                                                 28.0             29.2               27.8
Machinery and equipment                                                             353.1            382.4              365.7
                                                                             -------------    -------------    ---------------

                                                                             $      395.3     $      424.6     $        407.8
                                                                             =============    =============    ===============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 5.  Accounts Payable and Accrued Liabilities

December 31             (in millions of dollars)                                                      1998               1997
------------------------------------------------------                                        -------------    ---------------
Accounts payable                                                                              $      280.1     $        285.3
                                                                                              -------------    ---------------

Accrued liabilities:
      Payrolls and commissions                                                                       118.9              125.4
      Employee benefits                                                                              107.4              133.2
      Interest                                                                                        46.6               56.3
      Taxes, other than income taxes                                                                  25.0               33.1
      Other                                                                                          137.5              156.1
                                                                                              -------------    ---------------

           Total accrued liabilities                                                                 435.4              504.1
                                                                                              -------------    ---------------

Dividends payable                                                                                      4.8                4.8
                                                                                              -------------    ---------------

                                                                                              $      720.3     $        794.2
                                                                                              =============    ===============

Note 6.  Indebtedness

December 31                                                 (in millions of dollars)                  1998               1997
------------------------------------------------------------------------------------------    -------------    ---------------
Secured debt, 7.7% average rate, payable through 2012 (a)                                     $       44.6     $         48.0
Unsecured fixed rate debt, 7.6% average rate, payable
      through 2037                                                                                 2,433.9            2,674.2
Unsecured variable rate debt, 11.1% average rate, payable
      through 2029 (b)                                                                               390.2              318.7
Lease obligations, 6.7% average rate, payable through 2029                                           306.8              297.2
                                                                                              -------------    ---------------

      Total debt                                                                                   3,175.5            3,338.1

Less:  Current installments of long-term debt                                                        228.0              143.7
                                                                                              -------------    ---------------

Long-term debt (c)                                                                            $    2,947.5     $      3,194.4
                                                                                              =============    ===============

Short-term borrowings (d)                                                                     $       89.8     $         71.1
                                                                                              =============    ===============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


(a) Such debt is secured by assets with a net book value at December 31, 1998 of approximately $203 million, primarily assets of Lake Superior Land Company, a wholly owned subsidiary of the company.

(b) Unsecured variable rate debt at December 31, 1998 includes borrowings by the company's Brazilian subsidiary of $322 million.

(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1999 through 2003 are $228 million, $236 million, $244 million, $41 million and $36 million, respectively.

(d) Weighted average interest rates on outstanding balances, excluding book cash overdrafts, for 1998 and 1997 were 7.0% and 7.7%, respectively. Book cash overdrafts, which are included in short-term borrowings, totaled $86 million and $70 million, respectively, at December 31, 1998 and 1997.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $869 million of consolidated retained earnings at December 31, 1998 is free of such restrictions.


At December 31, 1998, the company had unused U.S. lines of credit of $1.1 billion and unused foreign bank lines of credit of approximately $50 million. At December 31, 1998, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Facility fees of .125% are required on the $1.1 billion U.S. lines of credit, which are available to May 31, 2002 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than .125% are required on the $50 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.

The fair value of the company's long-term debt, which includes current installments and excludes lease obligations, exceeded the carrying amount by $102 million and $180 million, at December 31, 1998 and 1997, respectively. The fair value was estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowings.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 7.  Commitments


                                                                                     Future Minimum Lease Payments
                                                                        ------------------------------------------------------

                                                                           Capitalized                         Non-Cancelable
Period                        (in millions of dollars)                          Leases                        Operating Leases
------------------------------------------------------                  ---------------                   --------------------
1999                                                                    $         20.7                        $          29.7
2000                                                                              20.7                                   26.9
2001                                                                              20.7                                   25.8
2002                                                                              20.7                                   24.7
2003                                                                              20.7                                   23.3
Thereafter                                                                       682.2                                  164.3
                                                                        ---------------                       ----------------

Total Payments                                                                   785.7                                  294.7

Less:  Sublease rental receipts                                                                                          60.0
                                                                                                              ----------------

Net operating lease payments                                                                                  $         234.7
                                                                                                              ================

Less:  Amount representing interest                                              478.9
                                                                        ---------------

Present value of capitalized lease payments
  (all long-term)                                                       $        306.8
                                                                        ===============



The following schedule shows the composition of total rental expense for all operating leases:

Years Ended December 31 (in millions of dollars)                                  1998               1997                1996
---------------------------------------------------------               ---------------    ---------------    ----------------
Minimum rentals                                                         $         31.9     $         34.1     $          29.8
Less:  Sublease rental income                                                      0.1                0.2                 0.2
                                                                        ---------------    ---------------    ----------------

                                                                        $         31.8     $         33.9     $          29.6
                                                                        ===============    ===============    ================

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

Note 8.  Capital Shares and Earnings Per Share

Unissued Preference Stock
-------------------------

At December 31, 1998 and 1997, 7,031,431 preference shares for which no series has been designated were authorized and unissued. At December 31, 1998 and 1997, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Common Stock
------------

Changes in common shares during the three years ended December 31, 1998 are as follows:

(in shares and millions of dollars)

                                                                                                           Treasury Shares
                                                             Issued Shares                                    (at cost)
                                           ---------------------------------------------------    ----------------------------------
                                                                        Par           Capital
                                                     Shares           Value           Surplus              Shares            Amount
                                           -----------------   -------------    --------------    ----------------   ---------------
Balance at January 1, 1996                      110,230,379          $ 55.1         $ 1,653.4         (14,573,011)         $ (650.0)
Exercise of stock options                            79,800             0.1               2.4                   -                 -
Compensation plans                                    9,184               -               1.5                   -                 -
Repurchase of stock                                       -               -                 -            (195,300)             (7.9)
Other                                                 3,736               -              (5.9)                  -                 -
                                           -----------------   -------------    --------------    ----------------   ---------------

Balance at December 31, 1996                    110,323,099            55.2           1,651.4         (14,768,311)           (657.9)
Exercise of stock options                           566,075             0.3              24.4                   -                 -
Compensation plans                                    8,829               -              21.4                   -                 -
Other                                                 2,209               -                 -                 200                 -
                                           -----------------   -------------    --------------    ----------------   ---------------

Balance at December 31, 1997                    110,900,212            55.5           1,697.2         (14,768,111)           (657.9)
Exercise of stock options                            77,250               -               2.9                   -                 -
Compensation plans                                   10,019               -               4.3                   -                 -
Repurchase of stock                                       -               -                 -            (725,000)            (34.2)
Other                                                38,274               -               1.1              54,428               2.4
                                           -----------------   -------------    --------------    ----------------   ---------------

Balance at December 31, 1998                    111,025,755          $ 55.5         $ 1,705.5         (15,438,683)         $ (689.7)
                                           =================   =============    ==============    ================   ===============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


At December 31, 1998, common shares of the company were reserved for issue as follows:

Stock options granted or available for grant                                                                              4,139,425
Compensation plans                                                                                                        2,704,746
                                                                                                                     ---------------
                                                                                                                          6,844,171
                                                                                                                     ===============


Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share are calculated as follows:

Years Ended December 31
(in millions, except per share amounts)                                                  1998                1997              1996
------------------------------------------------------------                    --------------    ----------------   ---------------
Basic earnings (loss) per share:
   Net income (loss) applicable to common stockholders                          $        75.3     $        (548.5)   $        141.3
                                                                                ==============    ================   ===============

   Average number of common shares outstanding                                           95.9                95.8              95.5
                                                                                ==============    ================   ===============

   Basic earnings (loss) per share                                              $         .79     $         (5.72)             1.48
                                                                                ==============    ================   ===============


Diluted earnings (loss) per share:
   Net income (loss) on a diluted basis                                         $        75.3     $        (548.5)   $        141.3
                                                                                ==============    ================   ===============

   Average number of common shares outstanding                                           95.9                95.8              95.5
   Add:  Common share effect, assuming conversion of
      potentially dilutive securities                                                     0.7                   -               0.3
                                                                                --------------    ----------------   ---------------

   Average number of common shares outstanding
      on a diluted basis                                                                 96.6                95.8              95.8
                                                                                ==============    ================   ===============

   Diluted earnings (loss) per share                                            $         .78     $         (5.72)   $         1.48
                                                                                ==============    ================   ===============

Potentially dilutive securities at December 31, 1998 included shares issuable pursuant to certain stock-based compensation arrangements (Note 9). These securities included 319,500 shares issuable upon the vesting of restricted share units as well as 305,000 shares issuable upon the exercise of stock options calculated using the treasury stock method.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 9.  Stock-Based Compensation

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

Stock Option Transactions:

                                                                 Weighted Average
                                                Options            Exercise Price
                                         ---------------        ------------------
Balance at January 1, 1996                    2,279,150               $32.42
     Granted                                    556,350                46.63
     Exercised                                 (215,400)               30.45
     Surrendered or canceled                    (24,300)               33.16
                                         ---------------

Balance at December 31, 1996                  2,595,800                35.62
     Granted                                    684,380                44.63
     Exercised                               (1,188,525)               33.99
     Surrendered or canceled                    (19,100)               40.80
                                         ---------------

Balance at December 31, 1997                  2,072,555                39.48
     Granted                                    958,300                57.75
     Exercised                                  (78,250)               31.54
     Surrendered or canceled                     (9,750)               51.55
                                         ---------------        ------------------


Balance at December 31, 1998                  2,942,855               $45.42
                                         ===============        ==================


Options exercisable at December 31
----------------------------------
      1996                                    2,043,550               $32.65
      1997                                    1,398,775                37.01
      1998                                    1,990,655                39.52

At December 31, 1998, the stock options outstanding had an aggregate exercise price of $133.7 million, with exercise prices ranging from $26.25 to $57.75 and a weighted average remaining contractual life of 7.3 years.

Other Stock-Based Compensation
------------------------------
The company has granted restricted share units to certain officers and key employees. Each unit represents one share of common stock to be issued upon vesting (unless the issuance is deferred), provided that the awardee remains in the company's employ until the vesting date. Of the 319,500 restricted units outstanding at December 31, 1998, 131,700 units will vest in 2000 and 156,600 units will vest in 2002.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


In March 1997, the company adopted a performance share plan under which share units were awarded to officers and key employees. These units entitle the recipients, upon earn-out, to receive shares of common stock. The earn-out of shares is dependent on the company's stock price appreciation plus dividend yield (i.e., total shareholder return or "TSR") increasing, at any time within three years from the date of grant, to a value equivalent to approximately 15% per annum compounded for three years. If the TSR goal is achieved, the amount of the payout will depend on the company's TSR, during the performance period, relative to an industry peer group. If the TSR goal is not achieved, there will be no payout. Based on the current dividend rate, the shares would be earned if the common stock price reaches $67.25 per share. Additional pro rata grants, which have the same TSR goal as the March 1997 grants, were made in 1998. The total number of shares that could be earned ranges from 332,000 shares to 705,000 shares.

Total compensation expense recognized for stock appreciation rights and other stock-based compensation for 1998, 1997 and 1996 was $6 million, $35 million and $3 million, respectively.

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


Years Ended December 31                                                              1998              1997               1996
-------------------------------------------------                          ---------------   ---------------    ---------------
Net Income (Loss) (in millions)                  As reported                       $ 75.3          $ (548.5)           $ 141.3
                                                 Pro forma                         $ 68.5          $ (554.3)           $ 137.7

Basic Earnings (Loss) Per Share                  As reported                        $ .79           $ (5.72)            $ 1.48
                                                 Pro forma                          $ .71           $ (5.79)            $ 1.44

Diluted Earnings (Loss) Per Share                As reported                        $ .78           $ (5.72)            $ 1.48
                                                 Pro forma                          $ .71           $ (5.79)            $ 1.44

Weighted Average Fair Value of
      Options Granted                                                             $ 13.09           $ 14.90            $ 14.92

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998, 1997 and 1996.

Years Ended December 31                                                              1998              1997               1996
-------------------------------------------------                          ---------------   ---------------    ---------------
Risk-free interest rates                                                            5.75%             6.57%              6.31%
Expected dividend yield                                                              0.4%              0.4%               0.4%
Expected volatility                                                                 22.0%             20.1%              20.4%
Expected life (years)                                                                5.50              5.50               5.25

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 10.  Provision for Restructuring

On October 7, 1997, the company approved a plan to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this plan, the company is divesting several non-strategic product segments and certain timberlands. The profit-improvement program includes a reduction in the company's worldwide workforce in the businesses remaining after the divestitures by 11%, or approximately 2,000 positions, by the end of 1999. In the fourth quarter of 1997, the company recorded a pre-tax charge of $891 million ($552 million after-tax, or $5.76 per share) in connection with this plan.

In the fourth quarter of 1998, the company recorded a pre-tax charge of $80 million ($49 million after-tax, or $.52 per share) to recognize additional costs associated with the divestiture of the non-strategic product segments. The charge included $60 million of non-cash expenses for asset impairments and $20 million of one-time cash costs.

Through December 31, 1998, the company had spent approximately $18 million for severance and associated costs and reduced its world-wide workforce in the businesses which are not part of the planned divestitures (excluding positions added as the result of acquisitions in Canada and Brazil and certain operations in Maine) by 1,674 positions. In addition, the company paid approximately $14 million for other accrued costs.

Results of operations reflected in the consolidated statement of income for the product segments divested and to be divested are as follows:

Years Ended December 31
(in millions of dollars)                                                              1998                 1997                1996
-------------------------------------------------------                      --------------       --------------      --------------
Net sales                                                                        $ 1,016.0            $ 1,316.0           $ 1,391.0

Costs and expenses                                                                 1,028.0              1,394.4             1,438.7
                                                                             --------------       --------------      --------------

(Loss) from operations                                                             $ (12.0)             $ (78.4)            $ (47.7)
                                                                             ==============       ==============      ==============


Activity associated with the provision for restructuring is as follows:

                                                                                 Asset             Pension
                                          Balance at                          Retirements         and Other           Balance at
                                         December 31,          1998            and Cash        Postretirement        December 31,
                                             1997            Provision         Payments         Benefits (a)              1998
                                      -----------------    --------------    --------------   ------------------   ----------------
Reserve for asset
   impairment                                  $ 741.1            $ 59.5          $ (231.6)                 $ -             $ 569.0
Liabilities                                      149.9              20.5             (32.0)               (45.9)               92.5
                                      -----------------    --------------    --------------   ------------------   ----------------

                                               $ 891.0            $ 80.0          $ (263.6)             $ (45.9)            $ 661.5
                                      -----------------    --------------    --------------   ------------------   ----------------

(a) Amounts have been transferred from the restructuring liabilities to pension and other postretirement benefit liabilities due to the long-term nature of the liabilities.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


The consolidated balance sheet includes the following amounts related to the product segments to be divested, excluding the reserve for asset impairment of $569 million:

December 31                 (in millions of dollars)                       1998
-------------------------------------------------------                 --------------
Current assets                                                          $       172.2
Long-term assets (primarily property,
   plant and equipment)                                                         739.6
Current liabilities                                                             (48.1)
Long-term liabilities                                                            (0.6)
                                                                        --------------

      Net assets                                                        $       863.1
                                                                        ==============

In June 1998, the company sold its newsprint business, including related working capital, and its Texas recycling centers for $459 million. In September 1998, the company sold its Belvidere, Illinois tray plant for $22.5 million. No gains or losses from these sales were recorded. In December 1998, the company agreed to sell approximately 300,000 acres of timberlands for $76.2 million. The transaction is expected to close in mid-1999. The company is continuing to actively pursue the sale of its mill in Canton, North Carolina, including its liquid packaging business; its mill in Hamilton, Ohio; and its mill in Deferiet, New York. In addition, the company has offered for sale approximately 54,000 acres of timberlands in North Carolina and Tennessee.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 11.  Accumulated Other Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective in 1998, requires the disclosure of comprehensive income to reflect changes in equity that result from transactions and economic events from nonowner sources. Accumulated other comprehensive income for the periods presented below represents foreign currency translation items associated with the company's Brazilian and Canadian operations. There was no tax expense or tax benefit associated with the foreign currency translation items, other than the cumulative tax effect described below.

Accumulated Other Comprehensive Income (Foreign Currency Translation)

Years Ended December 31  (in millions of dollars)        1998              1997            1996
-------------------------------------------------     -----------       ----------     -----------
Beginning balance                                       $  (57.3)        $  (33.2)       $  (29.9)
Foreign currency translation adjustments:
      Cumulative tax effect of changing the
       Brazilian functional currency to the Real           (51.5)               -               -

      Other foreign currency translation adjustments       (95.0)           (24.1)           (3.3)
                                                      ----------         --------        --------

Ending balance                                          $ (203.8)        $  (57.3)       $  (33.2)
                                                      ==========        =========        ========

Note 12.  Other (Income) Expense -- Net

Years Ended December 31
(in millions of dollars)                                  1998             1997          1996
---------------------------------------               -----------       ---------     -----------
Interest income                                           $ (24.4)        $ (17.8)        $ (32.4)
Foreign currency (gains) losses -- net                      (10.5)           (1.1)            3.4
Equity in net income of affiliates                           (2.0)           (1.0)           (1.0)
Royalty, rental and commission income                        (6.6)          (13.6)          (13.9)
Net gain on disposal of fixed assets,
  timberlands and investments                               (22.4)          (24.0)          (23.1)
Miscellaneous -- net                                         21.4            25.6            32.5
                                                       ----------       ---------     -----------
                                                          $ (44.5)        $ (31.9)        $ (34.5)
                                                       ==========       =========     ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 13.  Income Taxes

The provision (benefit) for income taxes includes the following components:

Years Ended December 31   (in millions of dollars)      1998         1997         1996
---------------------------------------------------   ---------     -------    ----------
Provision for income taxes currently
payable (receivable):
      Federal                                          $ 5.0       $ (14.6)        $ 6.1
      State and local                                    7.2           2.6           2.4
      Foreign                                           11.5          34.8          52.0
                                                   ----------      --------     ---------

                                                        23.7          22.8          60.5
                                                   ----------       --------     ---------
Provision for deferred income taxes:
      Federal                                          (52.6)       (306.5)          8.0
      State and local                                   (9.7)        (47.3)          1.3
      Foreign                                            0.7         (17.1)         (6.1)
                                                   ----------       --------     ---------

                                                       (61.6)       (370.9)          3.2
                                                   ----------       --------     ---------

Total provision                                      $ (37.9)     $ (348.1)       $ 63.7
                                                   ==========       ========     =========

Domestic and foreign income (loss) before income taxes are as follows:

Years Ended December 31   (in millions of dollars)         1998        1997          1996
-----------------------------------------------------  ----------    --------     ---------
Domestic                                                  $ (52.1)   $ (982.9)       $ 30.6
Foreign                                                      89.5        86.3         174.4
                                                       ----------    --------    ----------

Total income (loss) before income taxes                    $ 37.4    $ (896.6)    $   205.0
                                                       ==========    ========    ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


Principal reasons for the variation between the statutory rate and the effective federal income tax rate are as follows:

Years Ended December 31                                                    1998              1997               1996
------------------------------------------------------                  ------------      ------------       ------------
Statutory rate -- provision (benefit)                                          35.0  %          (35.0) %            35.0  %
Rate difference -- foreign subsidiaries                                       (51.0)             (2.4)              (7.5)
Foreign dividends                                                              (3.1)              1.3                4.3
State and local taxes, net of federal tax effect                               (4.4)             (3.2)               0.1
Adjustment to prior years' income taxes                                       (41.1)                -                  -
Adjustment to valuation allowance                                             (40.3)                -                  -
All other -- net                                                                3.5               0.5               (0.8)
                                                                        -----------       -----------        -----------

Effective income tax rate                                                    (101.4) %          (38.8) %            31.1  %
                                                                         ==========       ===========        ===========


Deferred tax liabilities (assets) are composed of the following:

December 31                    (in millions of dollars)                                    1998               1997
----------------------------------------------------------                            -------------       ------------
Depreciation and cost of timber harvested                                                 $ 1,719.7          $ 1,763.9
Capitalization of interest and deferral of
      other costs                                                                              30.9               30.4
Other                                                                                          51.1               79.4
                                                                                      -------------       ------------

           Gross Liabilities                                                                1,801.7            1,873.7
                                                                                      -------------       ------------

Reserve for asset impairment                                                                 (224.9)            (277.7)
Loss and other carryforwards                                                                 (195.0)            (266.2)
Accrued liabilities and reserves                                                             (265.3)            (207.6)
Postretirement benefits other than pensions                                                  (161.3)            (155.6)
Other                                                                                         (82.4)             (91.3)
                                                                                      -------------       ------------

           Gross Assets                                                                      (928.9)            (998.4)
                                                                                      -------------       ------------

Valuation allowance                                                                             1.8               16.9
                                                                                      -------------       ------------

                                                                                              874.6              892.2

Asset arising on acquisition                                                                 (302.8)                 -
                                                                                      -------------       ------------

                                                                                          $   571.8          $   892.2
                                                                                      =============       ============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


As of December 31, 1998, the company had available, for U.S. income tax return purposes, alternative minimum tax credit carryforwards of $167 million, which do not expire. In addition, the company had, for Brazilian income tax return purposes, operating loss carryforwards of $181 million, which do not expire.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $1.3 billion at December 31, 1998. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance at December 31, 1998 primarily relates to state income tax carryforwards. The decrease in the valuation allowance of $15.1 million for 1998 is primarily due to the resolution of issues with respect to the utilization of general business and other credit carryforwards.

During 1998 and 1997, purchase accounting adjustments for various acquisitions resulted in increases in the company's deferred tax asset (included in other assets) in 1998 of approximately $303 million and decreases in the company's deferred tax liability of $14 million in 1997. Effective January 1, 1998, the company changed the functional currency of its Brazilian operations to the Brazilian Real. As a result, the company recorded a one-time increase to its deferred tax liabilities of approximately $51.5 million.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

Note 14.  Pension and Other Benefit Plans

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

During 1997, the company approved a plan to restructure its operations (Note
10). In connection with this plan, the company is in the process of divesting several non-strategic product segments and intends to reduce the workforce in its ongoing operations by approximately 2,000 employees, some of whom will be eligible for enhanced early retirement benefits. The expense associated with such benefits, together with the curtailment gains or losses, is reflected in net periodic pension cost and net periodic postretirement costs below.

The net periodic pension cost of these plans in 1998, 1997 and 1996 consisted of the following:

Years Ended December 31
(in millions of dollars)                                                             1998              1997               1996
----------------------------------------------------------                 ---------------   ---------------    ---------------
Service cost--benefits earned during the period                                    $ 30.8            $ 29.2             $ 26.4
Interest cost on projected benefit obligation                                       119.4             112.6              106.4
Expected return on plan assets                                                     (158.6)           (144.5)            (121.4)
Net amortization and deferral                                                         5.7               7.1                4.8
Curtailment and termination benefits                                                  0.6              27.6                  -
                                                                           ---------------   ---------------    ---------------
Net periodic pension cost (income)                                                 $ (2.1)           $ 32.0             $ 16.2
                                                                           ===============   ===============    ===============

-------------------------------------------------------------------------------------------------------------------------------
Assumptions used in determining 1998, 1997 and 1996 net
  periodic pension cost were:

Expected long-term rate of return on assets                                          10.0%            10.00%              10.0%
Discount rate                                                                         7.5%             7.75%               7.5%
Long-term rate of increase in compensation levels                                     4.5%             4.75%               4.5%

-------------------------------------------------------------------------------------------------------------------------------

The components of net periodic pension cost for 1998 and 1997 include the effect of the special early retirement enhancements that were provided under the company's profit-improvement program. The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

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

Net periodic postretirement benefit cost for 1998, 1997 and 1996 includes the following components:

Years Ended December 31
(in millions of dollars)                                 1998              1997                 1996
-----------------------                                ---------        ----------          -----------
Service cost                                           $    4.2         $     3.6           $    3.8
Interest cost on accumulated postretirement
    benefit obligation                                     30.5              28.5               26.9
Amortization of prior service cost                         (1.8)             (2.0)              (2.0)
Effect of curtailment                                         -              10.8                  -
                                                       ---------        ----------          -----------
Net periodic postretirement benefit cost               $   32.9         $    40.9           $   28.7
                                                       =========        ==========          ===========

================================================================================

Assumptions used in determining 1998, 1997 and 1996 net periodic postretirement benefit cost were:

Discount Rate                                          7.75%     8.00%     7.75%

================================================================================

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                              Increase of        Decrease of
                                                                                              One Percent        One Percent
                                                                                             ---------------    ---------------
Effect on total service and interest cost                                                           13%                10%
Effect on accumulated postretirement benefit obligation                                             11%                 9%

The components of net periodic postretirement benefit cost for 1997 include the effect of the special early retirement enhancements that were provided under the company's profit-improvement program. The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan. The assumed health care cost trend rate used for measurement purposes is 7.4% for 1998, declining ratably to an ultimate rate of 5.0% over a period of four years.

The changes in the consolidated accrued pension asset for defined benefit plans and the accrued postretirement benefit obligation are shown below. The measurement dates used to determine the funded status were September 30, 1998 and 1997. The funded status was adjusted to record the effect of termination benefits and curtailment resulting from the company's restructuring plan. Pension benefit obligations for 1998 and 1997 were determined using an assumed discount rate of 7.0% and 7.5%, respectively, and an assumed average long-term rate of increase in compensation levels of 4.0% and 4.5%, respectively. The accumulated postretirement benefit obligation at December 31, 1998 and 1997 was determined using an assumed discount rate of 7.25% and 7.75%, respectively. Plan assets consist primarily of listed stocks and bonds.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

                                                                 Pension Benefits                 Other Retiree Benefits
                                                          --------------------------------   ----------------------------------
                                                               1998              1997              1998               1997
                                                          --------------   ---------------   ---------------    ---------------
Change in Benefit Obligation:
      Benefit obligation at beginning of year              $    1,651.8     $     1,509.7      $      415.3      $       379.6
      Service cost                                                 30.8              29.2               4.2                3.6
      Interest cost                                               119.4             112.6              30.5               28.5
      Termination benefits and curtailment                          0.6              27.6                 -               13.1
      Plan amendments                                               4.8              10.2                 -                  -
      Actuarial loss                                               94.1              73.3               7.2               18.6
      Benefits paid                                              (111.6)           (106.1)            (29.5)             (28.1)
      Foreign currency exchange rate changes                       (6.8)             (4.7)                -                  -
                                                           -------------    -------------      ------------      -------------
      Benefit obligation at end of year                    $    1,783.1     $     1,651.8      $      427.7      $       415.3
                                                           =============    =============      ============      =============

Change in Fair Value of Plan Assets:
      Fair value of plan assets at beginning of year       $    1,839.6     $     1,549.4      $          -      $           -
      Foreign currency exchange rate changes                       (5.0)             (3.8)                -                  -
      Actual return on plan assets                                 29.3             383.7                 -                  -
      Employer contribution                                         8.7              16.4              29.5               28.1
      Benefits paid                                              (111.6)           (106.1)            (29.5)             (28.1)
                                                           -------------    -------------      ------------      -------------
      Fair value of plan assets at end of year             $    1,761.0     $     1,839.6      $          -      $           -
                                                           =============    =============      =============     =============

Funded Status:
      Funded status at December 31                         $      (22.1)    $       187.8      $     (427.7)     $      (415.3)
      Actuarial and investment losses (gains)                      57.7            (162.5)             43.1               35.9
      Prior service cost                                           36.9              38.0             (18.3)             (20.1)
      Transition obligation                                        (3.5)             (4.6)                -                  -
                                                           -------------    -------------      ------------      -------------
      Prepaid (accrued) benefit                            $       69.0     $        58.7      $     (402.9)     $      (399.5)
                                                           =============    =============      ============      =============

Amounts recognized in the consolidated
  balance sheet consist of:
      Other assets                                         $       86.5     $        70.9      $          -      $           -
      Accrued liabilities - employee benefits                         -                 -             (30.0)             (30.0)
      Other liabilities                                           (17.5)            (12.2)           (372.9)            (369.5)
                                                           -------------    -------------      ------------      -------------
      Net amount recognized                                $       69.0     $        58.7      $     (402.9)     $      (399.5)
                                                           =============    =============      ============      =============

The company and its subsidiaries have certain pension plans which, as of September 30, 1998, had aggregate accumulated benefit obligations of $86 million and plan assets of $27 million.

The company sponsors several defined contribution plans that provide all domestic salaried employees and certain domestic hourly employees of the company an opportunity to accumulate funds for their retirement. The company matches the contributions of participating employees on the basis of the percentages specified in the respective plans. Company matching contributions to the plans, which are invested in shares of the company's common stock, were approximately $14 million in 1998, $14 million in 1997 and $13 million in 1996.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 15.  Business Segments

In accordance with Statement of Financial Accounting Standards No. 131, which became effective in 1998, the company has changed the way it reports information about its business segments. The information for 1997 and 1996 has been restated from the prior years' presentation in order to conform to the 1998 presentation.

The company's businesses have been aggregated into four reportable segments (North American pulp and paper, Brazilian pulp and paper, distribution and wood products). The operations within each segment to a substantial degree are affected by similar economic conditions and have similar products, production procedures and types of customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales are market based. Interest expense and interest income are excluded from the operating income of the business segments.

North American Pulp and Paper: This segment consists of the company's domestic pulp and paper operations, excluding its distribution business, as well as the softwood market pulp operations of the company's Canadian subsidiary, Weldwood of Canada Limited ("Weldwood"). The domestic pulp and paper operations principally produce and sell coated and uncoated free sheet and groundwood papers, kraft papers, linerboard and hardwood market pulp.

Brazilian Pulp and Paper: This segment consists primarily of the pulp and paper operations of the company's Brazilian subsidiary, Champion Papel e Celulose Ltda. ("CPC"). CPC produces and sells uncoated free sheet papers and coated groundwood papers. In addition, the segment includes CPC's wood-related operations.

Distribution: This business consists of the distribution in the United States of paper, paper products and industrial products produced by the company and numerous other manufacturers.

Wood Products: This segment includes the timber and wood products operations in the United States and Canada. The fiber harvested from the timberlands owned and controlled by the company helps support its pulp and paper and wood products operations. A portion of the fiber harvested by the company is sold in the domestic open market and in the export market. The wood products operations produce and sell lumber and plywood.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

Information about the company's operations in different businesses for the three years in the period ended December 31, 1998 is as follows:

(in millions of dollars)                                         1998               1997               1996
                                                         --------------   ----------------   ---------------
NET SALES TO UNAFFILIATED CUSTOMERS
      PULP AND PAPER
          North America                                   $   3,351.6      $     3,659.0      $     3,769.7
          Brazil                                                452.6              322.0              337.4
          Distribution                                          836.0              819.7              857.7
                                                         --------------   ----------------   ---------------
          TOTAL PULP AND PAPER                                4,640.2            4,800.7            4,964.8
                                                         --------------   ----------------   ---------------

      WOOD PRODUCTS                                           1,012.8              934.8              915.6
                                                         --------------   ----------------   ---------------

      TOTAL                                               $   5,653.0      $     5,735.5      $     5,880.4
                                                         ==============   ================   ===============


INTERSEGMENT SALES
      PULP AND PAPER
          North America                                   $     148.2      $       140.0      $       171.1
          Brazil                                                 12.9                5.8                6.5
          Distribution                                           21.2               27.4               28.8
                                                         --------------   ----------------   ---------------
          TOTAL PULP AND PAPER                                  182.3              173.2              206.4
                                                         --------------   ----------------   ---------------

      WOOD PRODUCTS                                             484.8              517.5              492.2
                                                         --------------   ----------------   ---------------

      TOTAL                                               $     667.1      $       690.7      $       698.6
                                                         ==============   ================   ===============


INCOME FROM OPERATIONS
      PULP AND PAPER
          North America                                   $     166.6      $        85.0      $       207.3
          Brazil                                                109.8               61.4               84.9
          Distribution                                           12.5               11.3               14.0
                                                         --------------   ----------------   ---------------
          TOTAL PULP AND PAPER                                  288.9              157.7              306.2
                                                         --------------   ----------------   ---------------

      WOOD PRODUCTS                                              84.5              104.0              119.4
                                                         --------------   ----------------   ---------------

      GENERAL CORPORATE EXPENSE                                 (39.6)             (59.1)             (32.9)
                                                         --------------   ----------------   ---------------

       TOTAL                                               $    333.8      $       202.6      $       392.7
                                                         ==============   ================   ===============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

(in millions of dollars)                                                    1998               1997               1996
                                                                   --------------   ----------------   ---------------
DEPRECIATION EXPENSE AND COST OF TIMBER HARVESTED
      PULP AND PAPER
          North America                                             $      316.3     $        349.5     $        341.5
          Brazil                                                            37.3               37.3               30.5
          Distribution                                                       3.1                2.8                2.5
                                                                   --------------   ----------------   ----------------
          TOTAL PULP AND PAPER                                             356.7              389.6              374.5
                                                                   --------------   ----------------   ----------------

      WOOD PRODUCTS                                                        114.7              112.5              113.1
                                                                   --------------   ----------------   ----------------

      GENERAL CORPORATE EXPENSE                                             15.5               15.9               14.3
                                                                   --------------   ----------------   ----------------

      TOTAL                                                         $      486.9     $        518.0     $        501.9
                                                                   ==============   ================   ================


SEGMENT ASSETS
      PULP AND PAPER
          North America                                             $    4,050.1     $      4,753.6     $      5,668.2
          Brazil                                                         1,350.5            1,010.8              976.3
          Distribution                                                     187.3              185.8              187.5
                                                                   --------------   ----------------   ----------------
          TOTAL PULP AND PAPER                                           5,587.9            5,950.2            6,832.0
                                                                   --------------   ----------------   ----------------

      WOOD PRODUCTS                                                      2,639.2            2,566.9            2,517.6
                                                                   --------------   ----------------   ----------------

      CORPORATE AND OTHER                                                  612.8              593.5              470.4
                                                                   --------------   ----------------   ----------------

      TOTAL                                                         $    8,839.9     $      9,110.6     $      9,820.0
                                                                   ==============   ================   ================


CAPITAL EXPENDITURES
      PULP AND PAPER
          North America                                             $      223.6     $        204.1     $        283.5
          Brazil                                                            74.9               78.8               74.1
          Distribution                                                       7.0                6.0               10.1
                                                                   --------------   ----------------   ----------------
          TOTAL PULP AND PAPER                                             305.5              288.9              367.7
                                                                   --------------   ----------------   ----------------

      WOOD PRODUCTS                                                        118.8              144.5              177.5
                                                                   --------------   ----------------   ----------------

      CORPORATE AND OTHER                                                    7.9               16.1               36.5
                                                                   --------------   ----------------   ----------------

      TOTAL                                                         $      432.2     $        449.5     $        581.7
                                                                   ==============   ================   ================

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Information about the company's operations in different geographic areas for the three years ended December 31, 1998 is as follows:

(in millions of dollars)                                                       1998               1997               1996
                                                                      --------------   ----------------   ----------------
NET SALES TO UNAFFILIATED CUSTOMERS
      United States                                                    $    4,842.7     $      5,024.6     $      5,096.6
      Brazil                                                                  452.6              322.0              337.4
      Canada (a)                                                              357.7              388.9              446.4
                                                                      --------------   ----------------   ----------------

TOTAL                                                                  $    5,653.0     $      5,735.5     $      5,880.4
                                                                      ==============   ================   ================


LONG-LIVED ASSETS
      United States                                                    $    5,344.0     $      5,929.2     $      6,766.7
      Brazil                                                                  698.3              715.4              709.3
      Canada                                                                  616.9              552.8              542.3
                                                                      --------------   ----------------   ----------------

TOTAL                                                                  $    6,659.2     $      7,197.4     $      8,018.3
                                                                      ==============   ================   ================


(a) Intracompany sales of the company's Canadian operations, consisting mainly of pulp sold to the U.S. operations, were $207 million, $229 million and $208 million, respectively, for the years ended December 31, 1998, 1997 and 1996.


The summary of income (loss) before income taxes for the three years in the period ended December 31, 1998 is as follows:

(in millions of dollars)                                                       1998               1997               1996
                                                                      --------------   ----------------   ----------------
INCOME (LOSS) BEFORE INCOME TAXES
      Pulp and paper (North American, Brazilian and Distribution)      $      288.9     $        157.7     $        306.2
      Wood products                                                            84.5              104.0              119.4
      Provision for restructuring                                             (80.0)            (891.0)                 -
      General corporate expense                                               (39.6)             (59.1)             (32.9)
      Interest and debt expense                                              (260.9)            (240.1)            (222.2)
      Other income (expense) - net                                             44.5               31.9               34.5
                                                                      --------------   ----------------   ----------------

      TOTAL                                                            $       37.4     $       (896.6)    $        205.0
                                                                      ==============   ================   ================

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood and CPC export substantial portions of their products and, as a result, are affected by currency fluctuations. In addition, Brazil has experienced high inflation rates for extended periods in the past. In January 1999, the government of Brazil ceased its efforts to control the rate of devaluation of the Brazilian currency, the Real, and allowed the exchange rate for the Real to float freely. The resulting devaluation of the Real improves CPC's competitive position for its exports, which at any given time account for between 35% and 60% of CPC's sales. However, the devaluation increases the cost of materials purchased by CPC from suppliers outside of Brazil. In addition, the economic turmoil in Brazil and possible stringent austerity measures in response thereto could result in higher taxes, interest rates and inflation and limitations on government spending. These, in turn, could cause a substantial economic slowdown in Brazil, with adverse consequences to CPC's domestic business. The company is not yet in a position to determine the extent of any such adverse effects on its Brazilian operations.

The company, especially in its pulp and paper segments, continues to be adversely affected by the economic turmoil in many countries, particularly in Asia. Exports of pulp and paper by the company, including its Brazilian and Canadian operations, to the affected countries are not material. However, there has been an increase in imports of uncoated free sheet papers resulting from a shift in sales from those troubled markets to North America by various paper producers; this, in turn, caused a significant decline in North American uncoated free sheet paper prices during 1998. In addition, the company has experienced a decline in exports of logs and wood products to the affected countries.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 16.  Quarterly Results of Operations (Unaudited)

(in millions of dollars, except per share amounts)
--------------------------------------------------------------------------------

                                                                    March 31           June 30       September 30        December 31
                                                               --------------    --------------   ----------------   ---------------

Net Sales:                                             1998    $     1,477.0     $     1,473.8    $       1,358.0    $    1,344.2
                                                       1997          1,366.7           1,407.5            1,478.4         1,482.9

Gross Profit:                                          1998    $       184.6     $       186.7    $         176.4    $      152.3
                                                       1997             87.1             129.2              185.4           193.7

Income (Loss) Before Taxes (a):                        1998    $        25.1     $        43.0    $          41.9    $      (72.6)
                                                       1997            (59.6)            (25.6)              30.2          (841.6)

Income Taxes (Benefit) (a,b):                          1998    $         6.1     $        10.9    $          10.6    $      (65.5)
                                                       1997            (22.5)            (14.3)              10.1          (321.4)

Net Income (Loss) (a,b):                               1998    $        19.0     $        32.1    $          31.3    $       (7.1)
                                                       1997            (37.1)            (11.3)              20.2          (520.2)

Basic Earnings (Loss) Per
          Common Share (a,b):                          1998    $         .20     $         .33    $           .33    $       (.07)
                                                       1997             (.39)             (.12)               .21           (5.42)

Diluted Earnings (Loss) Per
          Common Share (a,b):                          1998    $         .20     $         .33    $           .32    $       (.07)
                                                       1997             (.39)             (.12)               .21           (5.42)

(a) In the fourth quarter of 1997, the company recorded a provision for restructuring of $891 million ($552 million after-tax, or $5.76 per share). (Note 10).

          In the fourth quarter of 1998, the company recorded a provision for restructuring of $80 million ($49 million after-tax, or $.52 per share). (Note 10).

(b) In the fourth quarter of 1998, the company recorded a benefit of $30 million, or $.32 per share, resulting from the reversal of previously established reserves that are no longer required.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 17.  Environmental Liabilities

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $89 million at December 31, 1998, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1996 through 1998 were approximately $4 million, $3 million and $3 million, respectively.


Note 18.  Legal Proceedings

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

Report of Independent Public Accountants
--------------------------------------------------------------------------------


To the Shareholders and Board of Directors of Champion International Corporation:


          We have audited the accompanying consolidated balance sheet of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, retained earnings and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                        /s/Arthur Andersen LLP


Stamford, Connecticut
January 18, 1999

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overall Annual Results

Results for 1998 improved significantly from 1997 but declined from 1996. In 1998, net income was $94 million, or 98 cents per diluted share, before special items. This compared with 1997 net income of $4 million, or four cents per share, before a special item, and 1996 net income of $141 million, or $1.48 per share. Special items in 1998, which were recorded in the fourth quarter, consisted of a provision for restructuring to recognize additional costs associated with the divestiture of the company's non-strategic product segments and a benefit resulting from the reversal of reserves, established in prior years, that are no longer required. The net effect of these special items was to reduce earnings by $19 million or 20 cents per share. Including these special items, the company's net income for 1998 was $75 million, or 78 cents per diluted share. The special item in 1997 consisted of an after-tax charge of $552 million, or $5.76 per share, related to the restructuring plan.

The improvement from 1997 was primarily due to higher prices for coated and uncoated groundwood papers and to the progress the company has made in its profit-improvement program. The decline from 1996 reflected lower operating income in the wood products segment, mainly due to lower average prices for Canadian lumber and plywood; lower average prices for all of the company's major pulp and paper grades; and higher interest and debt expense principally due to the increased debt associated with the January 1998 acquisition of Inpacel, a coated groundwood paper company in Brazil.

The company, especially in its pulp and paper segments, continues to be adversely affected by the economic turmoil in many countries, particularly in Asia. Exports of pulp and paper by the company, including its Brazilian and Canadian operations, to the affected countries are not material. However, there has been an increase in imports of uncoated free sheet papers resulting from a shift in sales from those troubled markets to North America by various paper producers; this, in turn, caused a significant decline in North American uncoated free sheet papers prices during 1998. In addition, the company has experienced a decline in exports of logs and wood products to the affected countries. The company believes that these factors, together with the decline in prices for domestic coated groundwood and free sheet papers and for pulp since mid-1998, most likely will result in continuing weakness in its pulp and paper businesses into 1999.

Significant Income Statement Changes

Net sales of $5.7 billion for 1998 and 1997 declined from $5.9 billion in 1996. Gross profit was $700 million, compared to $595 million in 1997 and $756 million in 1996. Pre-tax profit of $117 million, before the special items, improved from a 1997 pre-tax loss of $6 million before the restructuring charge but declined from pre-tax income of $205 million in 1996.

The improvements in gross profit and pre-tax income from 1997, before special items, were due primarily to (i) higher prices for coated and uncoated groundwood papers, (ii) higher operating income at the company's Brazilian operations due in part to the contribution of Inpacel, and (iii) progress in the company's profit-improvement program.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


In addition, the newsprint business, which was sold by the company in June 1998, incurred a large operating loss in 1997. The declines in gross profit and pre-tax income from 1996, before special items, were principally due to higher wood costs in Canada and lower average prices for lumber and plywood in Canada and for all of the company's major pulp and paper grades, which more than offset lower manufacturing costs for pulp, paper and wood products. In addition, compared to 1996, the decline in net sales reflected the 1998 divestiture of the newsprint business, and the decline in pre-tax income reflected higher interest and debt expense.

The aggregate cost of products sold declined from 1997 and 1996, principally due to lower paper shipments resulting from the sale of the company's newsprint business.

Selling, general and administrative expenses of $366 million compared to $393 million in 1997 and $363 million in 1996. The decrease from 1997 was principally the result of the impact of stock price fluctuations on the value of stock appreciation rights and other stock-based compensation, including the performance share units described in Note 9 to the consolidated financial statements. Future stock price volatility would impact the expense associated with the company's stock-based compensation. The decline also reflected corporate and sales staff reductions resulting from the company's profit-improvement program. Selling, general and administrative expenses increased slightly from 1996 due to the late-1996 acquisition of AMCEL, a forest plantation and chipping operation in Brazil, and the January 1998 acquisition of Inpacel.

Interest and debt expense increased from both 1997 and 1996, primarily due to increased debt associated with the acquisition of Inpacel.

The income tax benefit in 1998 included a benefit of $30 million due to the reversal of reserves, established prior to 1998, that are no longer required. Excluding this item, the income tax provision for 1998 was impacted more favorably than in 1997 and 1996 by the mix of earnings from the company's operations in North America and Brazil. The tax rate applicable to North American operations is higher than the Brazilian tax rate.

Provision for Restructuring

On October 7, 1997, the company approved a plan to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this plan, the company is divesting several non-strategic product segments and certain timberlands. The plan also includes a profit-improvement program, one portion of which is a reduction in the company's world-wide workforce in the businesses remaining after the divestitures discussed below by 11%, or approximately 2,000 positions, by the end of 1999. As a result of the plan, in the fourth quarter of 1997, the company recorded a pre-tax charge of $891 million ($552 million after-tax or $5.76 per share).

In the fourth quarter of 1998, the company recorded a pre-tax charge of $80 million ($49 million after-tax or 52 cents per share) to recognize additional costs associated with the divestiture of the company's non-strategic product segments and certain timberlands. The charge included $60 million of non-cash expenses for asset impairments and $20 million of one-time cash costs.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Quarterly Results

Earnings per share of 13 cents, before the special items, for the fourth quarter of 1998 compared to 34 cents per share before the restructuring charge for the fourth quarter of 1997 and 32 cents per share for the third quarter of 1998. The decline from the prior quarterly periods reflected lower operating income in the paper segments, mainly due to lower prices for most of the company's paper grades and for pulp. The decline from the third quarter also reflected lower operating profits in the wood products segment primarily due to lower West Coast log and timber sales, lower lease income and higher purchased wood costs in the United States.

Pulp, Paper and Distribution

Each of the company's North American and Brazilian pulp and paper segments and its distribution segment is discussed separately below. For these segments in the aggregate, operating income of $289 million in 1998 increased from $158 million in 1997 and declined from $306 million in 1996. The principal reasons for the improvement from 1997 and the decline from 1996 are discussed above under "Significant Income Statement Changes." Total paper, packaging and pulp shipments of approximately 5.7 million tons in 1998 decreased from approximately
6.3 million tons in 1997 and 6 million tons in 1996. The decline was primarily attributable to the sale of the company's newsprint business on June 1, 1998. Fourth quarter 1998 operating income of $43 million compared with $98 million in the fourth quarter of 1997 and $69 million in the third quarter of 1998. The decline from the prior quarterly periods was due to lower prices for most of the company's paper grades and for pulp as well as market-related and scheduled capital improvement and maintenance outages.

North American Pulp and Paper Segment

The North American pulp and paper segment consists of the company's domestic pulp and paper operations, excluding its distribution business, as well as the softwood market pulp operations at the company's Canadian subsidiary, Weldwood of Canada Limited ("Weldwood").

Operating income for the company's North American pulp and paper segment of $167 million increased from $85 million in 1997 and declined from $207 million in 1996. Total North American paper, packaging and pulp shipments of approximately
5.1 million tons in 1998 decreased from approximately 5.8 million tons in 1997 and 5.6 million tons in 1996. Fourth quarter operating income of $6 million declined from $80 million in the fourth quarter of 1997 and $40 million in the third quarter of 1998.

A summary of shipments and prices of the company's major U.S. paper products is as follows:

                                                   Shipments
                                           (Thousands of Short Tons)               Average Price Per Ton
                                         -------------------------------     ----------------------------------
Product                                       1998      1997       1996            1998       1997        1996
                                              ----      ----       ----            ----       ----        ----
Uncoated Free Sheet                          1,511     1,528      1,506            $655       $681        $728
Coated Free Sheet                              577       577        548            $923       $969      $1,013
Coated Groundwood                              732       809        698            $918       $822        $944
Uncoated Groundwood                            320       390        422            $679       $624        $732
Kraft Paper & Linerboard                       502       519        503            $364       $352        $397

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


The mills in the domestic coated papers business are in Bucksport, Maine; Quinnesec, Michigan; and Sartell, Minnesota. Pulp sales at Quinnesec and uncoated groundwood papers produced at Sartell also are included in the results of this business. Operating income for the domestic coated papers business improved substantially from 1997 and was up from 1996. The improvement from 1997 was principally due to higher prices for coated and uncoated groundwood papers and lower manufacturing costs, which were partially offset by lower prices for coated free sheet papers and northern hardwood kraft pulp and lower shipments of coated groundwood papers. The improvement from 1996 was primarily attributable to higher shipments of coated groundwood and free sheet papers and lower manufacturing costs, which more than offset lower prices for all grades and lower pulp shipments. Fourth quarter operating income was approximately even with the fourth quarter of 1997 and declined slightly from the third quarter of 1998. The decline from the prior quarter was mainly due to lower prices for coated groundwood papers, coated free sheet papers and pulp. Prices for coated groundwood and coated free sheet papers continued to weaken in early 1999. In order to reduce inventory levels resulting from weak markets for coated groundwood papers, the company temporarily curtailed production at its Bucksport mill in January 1999, eliminating approximately 10,000 tons of production.

The mills in the domestic uncoated papers business are in Pensacola, Florida and Courtland, Alabama. Pulp sales at Pensacola and Courtland and coated free sheet papers sales at Courtland also are included in the results of this business. The operating loss in the domestic uncoated papers business represented a substantial decline from the operating income of both 1997 and 1996. The decline from both prior years was principally due to lower prices for uncoated free sheet papers, the principal product of the uncoated papers business, and for pulp. Shipments declined slightly from 1997 and were approximately even with 1996. The fourth quarter 1998 operating loss represented a significant decrease from the operating income in the fourth quarter of 1997 and from the smaller operating loss in the third quarter of 1998. The decline in operating results from both prior periods was due mainly to substantially lower prices for uncoated free sheet papers and market-related downtime during the quarter, which reduced production by approximately 12,000 tons of pulp and 7,800 tons of uncoated free sheet papers. Prices for uncoated free sheet papers and pulp remained weak early in 1999.

Linerboard and kraft papers are produced at the Roanoke Rapids, North Carolina mill. Operating income for the kraft papers business declined slightly from 1997 and was down significantly from 1996. The decline from 1997 was principally due to lower prices for kraft papers and lower overall shipments, partially offset by higher linerboard prices. The decline from 1996 was mainly due to lower prices for kraft papers and linerboard. The operating loss for the fourth quarter of 1998 represented a decline from the operating income of the fourth quarter of 1997 and the approximately break-even results for the third quarter 1998. The decline from both prior quarters was due to lower shipments and prices as well as a scheduled capital improvement and maintenance outage at the Roanoke Rapids mill.

The pulp and paper operations to be divested by the company include the mills at Canton, North Carolina, including the liquid packaging business; Deferiet, New York; and Hamilton, Ohio. For these operations, together with the newsprint business which was sold on June 1, 1998, the operating loss represented an improvement from the operating losses in 1997 and 1996. The improvement from 1997 was principally due to the operating loss in 1997 at the newsprint business and higher prices for coated groundwood papers produced at the Deferiet mill. The improvement from 1996 was mainly due to lower manufacturing costs at the Canton mill, which more than offset lower prices for most of the major paper grades. The fourth quarter 1998 operating loss was larger than the operating loss in the fourth quarter of 1997 but was smaller than the operating loss of the prior quarter. The larger loss compared to the year- ago quarter was due principally to lower overall prices for coated and uncoated free sheet papers. The improvement from the third quarter of 1998 was due to a market-related outage at the Canton mill that quarter, which more than offset lower prices for most of the major paper grades in the fourth quarter of 1998. Prices for coated groundwood papers continued to weaken early in 1999.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Weldwood's market pulp operations consist of its mill in Hinton, Alberta and a 50% interest in a joint venture pulp mill in Quesnel, British Columbia. The operating loss for these operations represented a significant decline from the operating income in 1997 and in 1996. The decline from both prior years was mainly due to the lower price and lower shipments of northern bleached softwood kraft ("NBSK") pulp. The average price for NBSK pulp was (U.S.) $358 per ton in 1998, down from $419 per ton in 1997 and $422 per ton in 1996. Shipments were 582,000 tons in 1998, compared to 622,000 tons in 1997 and 634,000 tons in 1996.
The operating loss for the fourth quarter of 1998 represented a decline from the operating income for the year-ago quarter and the prior quarter. The decline was principally due to lower prices and a ten-day outage at the Hinton pulp mill due to weak markets, which reduced production by approximately 14,000 tons.

Brazilian Pulp and Paper Segment

The Brazilian pulp and paper segment consists primarily of the pulp and paper operations of the company's Brazilian subsidiary, Champion Papel e Celulose Ltda. ("CPC"). In addition, the segment includes CPC's wood-related operations. Operating income of $110 million improved from $61 million in 1997 and $85 million in 1996. The improvement from both prior years was mainly due to the operating income from Inpacel, which was acquired in January 1998, and lower manufacturing costs at CPC's uncoated free sheet papers mill. The overall average price for uncoated free sheet papers was $707 per ton in 1998, compared to $722 per ton in 1997 and $838 per ton in 1996. The average price for coated groundwood papers at Inpacel was $852 per ton in 1998. Shipments of uncoated free sheet papers of 400,000 tons increased from 392,000 tons in 1997 and 389,000 tons in 1996. Coated groundwood papers shipments were 156,000 tons in 1998. Fourth quarter operating income of $34 million improved from $16 million in the fourth quarter 1997 and $27 million in the prior quarter. The improvement from fourth quarter 1997 was primarily due to the operating income from Inpacel. The improvement from the prior quarter was due to lower manufacturing costs, higher shipments and higher coated groundwood papers prices. See "Foreign Operations" below.

Distribution Segment

For the company's distribution segment, income from operations of $12 million in 1998 improved from $11 million in 1997 primarily due to higher prices, and declined from $14 million in 1996 primarily due to lower prices. Fourth quarter 1998 operating income of $3 million improved from $2 million in both the fourth quarter of 1997 and the third quarter of 1998, primarily due to improved margins.

Wood Products Segment

A summary of shipments and prices of the company's major wood products is as follows:

                                                   Shipments                          Price Per Unit
                                         -------------------------------     ----------------------------------
Product                                       1998      1997       1996            1998       1997        1996
                                              ----      ----       ----            ----       ----        ----
U.S.
   Lumber - MMBF                               452       384        358            $320       $346        $317
   Softwood Plywood - MMSF 3/8"                922       906        885            $233       $229        $222

Canada
   Lumber - MMBF                               809       781        769            $279       $347        $338
   Softwood Plywood - MMSF 3/8"                339       278        319            $219       $255        $251

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


For the company's wood products segment, which includes the wood-related operations of Weldwood, income from operations of $85 million in 1998 declined from $104 million in 1997 and $119 million in 1996. The decline from 1997 was primarily due to lower income from West Coast log and timber sales, lower prices for lumber in the United States and Canada and for plywood in Canada and the third quarter, market-related downtime at Weldwood's five sawmills and two plywood plants in British Columbia. The decline from 1996 was mainly due to lower lumber and plywood prices in Canada, lower West Coast log and timber sales and higher wood costs in Canada. Shipments were up from both prior years. Fourth quarter 1998 operating income of $23 million improved from $11 million in the fourth quarter of 1997 and declined from $34 million in the third quarter of 1998. The improvement from the fourth quarter of 1997 was due to higher shipments of lumber and plywood and lower wood costs in Canada. The decline from last quarter was due mainly to lower West Coast log and timber sales, lower lease income and higher purchased wood costs in the United States.

Foreign Operations

The company's major foreign operations, which are discussed above under their respective segment headings, are in Brazil and Canada. Net sales (including intracompany transfers) for CPC and Weldwood for 1998 were (U.S.) $466 million and (U.S.) $565 million, respectively, accounting for 8% and 10%, respectively, of consolidated net sales of the company. Excluding the 1998 restructuring provision, pre-tax income for CPC and Weldwood of $85 million and $5 million, respectively, accounted for 72% and 4%, respectively, of consolidated pre-tax income of the company. Net income for 1998 of CPC and Weldwood was $74 million and $4 million, respectively, which, excluding the 1998 fourth quarter special items, accounted for 79% and 4%, respectively, of consolidated net income of the company. Long-lived assets held by CPC and Weldwood at December 31, 1998 were $698 million and $617 million, respectively, accounting for 11% and 9%, respectively, of long-lived assets of the company. With the acquisition of Inpacel and the divestiture of the newsprint business in 1998 and the plan to divest certain other non-strategic assets in the United States, foreign operations overall and Brazilian operations in particular will account for a larger percentage of the company's sales.

The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood and CPC export substantial portions of their products and, as a result, are affected by currency fluctuations. In addition, Brazil has experienced high inflation rates for extended periods in the past.

In January 1999, the government of Brazil ceased its efforts to control the rate of devaluation of the Brazilian currency, the Real, and allowed the exchange rate for the Real to float freely. The resulting devaluation of the Real improves CPC's competitive position for its exports, which at any given time account for between 35% and 60% of CPC's sales. However, the devaluation increases the cost of materials purchased by CPC from suppliers outside of Brazil. In addition, the economic turmoil in Brazil and possible stringent austerity measures in response thereto could result in higher taxes, interest rates and inflation and limitations on government spending. These, in turn, could cause a substantial economic slowdown in Brazil, with adverse consequences to CPC's domestic business. The company is not yet in a position to determine the extent of any such adverse effects on its Brazilian operations.

Due to the devaluation of the Real relative to the U.S. dollar, the dollar value of the company's net Real-denominated assets in Brazil will decrease, with a corresponding decrease in shareholders' equity. Depreciation and depletion expense will decrease due to the decline in the recorded net book value of fixed assets. In addition, as a result of the devaluation, CPC will record a translation gain on U.S. dollar-denominated investments and a reduction in Real-denominated costs.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


The company does not anticipate that the conversion to a common European currency, the euro, by 11 of the 15 members of the European Union, which occurred on January 1, 1999, will significantly impact the company's competitive position in Europe or require significant modifications to its business-information systems. For 1998, export sales to Europe not denominated in U.S. dollars, excluding the newsprint operations which were divested in June 1998, were less than 1% of consolidated net sales.

Labor Contracts

The company has labor agreements, which expire between 1999 and 2002, at eight of its nine domestic paper mills. The only such mills whose labor contracts expire in 1999 are the Roanoke Rapids, North Carolina kraft mill and the Deferiet, New York groundwood papers mill. The Quinnesec, Michigan mill is a non-union facility.

The labor agreements that cover the company's various operations in Brazil are renegotiated each year. At Weldwood, union contracts covering the wood products facilities, except the Hinton, Alberta sawmill, will expire in 2000. The union contract covering the joint venture pulp mill at Quesnel, British Columbia will expire in 2003. Efforts to reach new labor agreements continue at the Hinton, Alberta pulp mill and sawmill, which presently are operating under the terms of their expired contracts.

Financial Condition

General

The company's current ratio was 1.4 to 1 at year-end 1998, year-end 1997 and year-end 1996. Total debt to total capitalization was 45% at year-end 1998 and year-end 1997, compared to 39% at year-end 1996.


Significant Balance Sheet Changes

Receivables - net decreased from December 31, 1997 principally due to lower prices for pulp and paper. Inventories increased from December 31, 1997 mainly due to decreased shipments of pulp and paper reflecting weak markets. Timber and timberlands - net increased from December 31, 1997 primarily due to the acquisition of Sunpine Forest Products Ltd. ("Sunpine") in September 1998. The sale of the newsprint business in June 1998 was the primary reason for the decreases from December 31, 1997 in property, plant and equipment and accumulated depreciation. The acquisition of Inpacel in January 1998 was the principal reason for the increase from December 31, 1997 in other assets and deferred charges, and other liabilities. Accounts payable and accrued liabilities decreased from year-end 1997 mainly due to the timing of payments and the sale of the newsprint business. Effective January 1, 1998, the company changed the functional currency of its Brazilian operations to the Brazilian Real. As a result of this change, the company recorded a one-time balance sheet adjustment, increasing its deferred tax liability by $52 million with a corresponding increase in cumulative translation adjustment in the accumulated other comprehensive income component of shareholders' equity. The decrease from December 31, 1997 in the deferred income tax liability was mainly due to the deferred income tax benefit of $62 million included in the 1998 income tax provision and the impact of changes in the Canadian and Brazilian currencies relative to the U.S. dollar, partially offset by the one-time balance sheet adjustment resulting from the change in the functional currency of the Brazilian operations. The weakening of the Canadian and Brazilian currencies relative to the U.S. dollar resulted in a $95 million increase in cumulative translation adjustment from December 31, 1997 in the accumulated other comprehensive income component of shareholders' equity.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


For a discussion of changes in long-term debt (including current installments), short-term borrowings and cash and cash equivalents, see below.

Cash Flows Statement - General

1998
----
In 1998, the company's net cash provided by operating activities and asset sales, principally the June 1998 sale of the company's newsprint operations, exceeded the requirements of its investing activities (principally capital expenditures and the acquisitions of Inpacel and Sunpine). The excess was used primarily to pay a portion of the company's long-term debt (including current installments). In 1998, net long-term and short-term debt payments were $420 million. Long-term debt (including current installments) and short-term borrowings in the aggregate decreased by $144 million, as the reduction in U.S. debt outstanding was partially offset by the $277 million of debt of Inpacel and $56 million of debt of Sunpine outstanding at the time of their acquisitions. Cash and cash equivalents increased by $25 million to a total of $300 million, $150 million of which was held by the company's Brazilian subsidiary.

1997
----
In 1997, the company's net cash provided by operating activities, asset sales and financing activities exceeded the requirements of its investing activities (principally capital expenditures) and financing activities (principally debt payments and cash dividends). The excess was used to increase cash and cash equivalents by $100 million to a total of $275 million. In 1997, net borrowings generated cash proceeds of $89 million; long-term debt (including current installments) and short-term borrowings in the aggregate increased by $116 million. The approximately equal increases in cash and cash equivalents and debt were attributable largely to a financing in December 1997, a portion of the proceeds of which was used to repay debt as it matured in early 1998.

1996
----
In 1996, the company's net cash provided by operating activities and asset sales was not sufficient to meet the requirements of its investing activities (principally capital expenditures and the acquisitions of Lake Superior Land Company ("Lake Superior") and Amapa Florestal e Celulose ("AMCEL")) and the company's financing activities (principally debt payments, cash dividends, the purchase of shares of the company's common stock and the purchase by Weldwood of all of its publicly held shares). The difference was financed through borrowings and the use of cash and cash equivalents. In 1996, net borrowings generated cash proceeds of $189 million; long-term debt (including current installments) increased by $260 million, including a $44 million mortgage loan of Lake Superior and $35 million of debt from AMCEL which were outstanding at the time of their respective acquisitions. Cash and cash equivalents decreased by $142 million in 1996 to a total of $175 million. A substantial portion of the company's cash deficit in 1996 was attributable to the acquisitions of Lake Superior and AMCEL and to Weldwood's share purchase.

Cash Flows Statement - Operating Activities

Net cash provided by operating activities of $566 million increased from $485 million in 1997 and $438 million in 1996. The increase from 1997 was mainly due to higher earnings, excluding special items, a decrease in receivables and lower income tax payments, partially offset by an increase in inventories and lower non-cash expenses for amortization and stock-based compensation. The increase from 1996 was mainly due to lower income tax payments, an increase in other liabilities and a decrease in pension contributions, which more than offset lower earnings, a higher increase in inventories and a decrease in deferred income taxes.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Cash Flows Statement  - Investing Activities

Net cash used in investing activities of $67 million decreased from $465 million in 1997 and $554 million in 1996. The decrease from 1997 primarily reflected the divestiture of certain facilities, principally the company's newsprint operations, for an aggregate of $482 million, which more than offset net cash payments of $104 million in connection with the acquisitions of Inpacel and Sunpine. The decrease from 1996 was primarily due to the divestitures and lower capital expenditures, which were partially offset by proceeds from the sale of investments in 1996.

In 1998, CPC acquired Inpacel for $75 million before netting $17 million of cash and cash equivalents owned by Inpacel (as well as outstanding debt of $277 million and $55 million of other liabilities); and Weldwood acquired Sunpine for $46 million (as well as outstanding debt of $56 million and $16 million of other liabilities). Inpacel, a Brazilian company, owns a pulp and coated groundwood papers mill, a small sawmill and 125,000 acres of timberlands, all of which are located in the State of Parana, Brazil. Sunpine's facilities, located in Alberta, Canada, include a sawmill, a lumber-treating plant, a veneer mill and a laminated-veneer lumber plant. In addition, Sunpine is responsible for a forest management area of 1.5 million acres under license from the Province of Alberta.

In 1997, the company purchased from Fort James Corporation 140,000 acres of forestlands in central Maine as well as a stud mill in Passadumkeag, Maine for $46 million. In 1996, the company acquired Lake Superior for $76 million (as well as an outstanding $44 million mortgage loan), and CPC acquired AMCEL for $60 million (as well as $35 million of outstanding debt). Lake Superior owns 290,000 acres of forestlands in Michigan and Wisconsin. AMCEL is a Brazilian company that owns 438,000 acres of land and a chip mill in the State of Amapa, Brazil. In 1997, the company received $43 million of proceeds from sales of timberlands and fixed assets. In 1996, the company received $101 million of proceeds from redemptions of investments and $40 million from sales of timberlands and fixed assets.

Cash Flows Statement  - Financing Activities

Net cash used in financing activities of $474 million compared to net cash provided by financing activities of $80 million in 1997 and net cash used in financing activities of $26 million in 1996. The change from 1997 was primarily due to the reduction in long-term debt (including current installments) and the acquisition of treasury stock in 1998. The change from 1996 was primarily due to the reduction in long- term debt (including current installments) in 1998, which more than offset the purchase of the Weldwood shares in 1996.

At December 31, 1998, the company had no U.S. commercial paper, current maturities of long-term debt and other short-term obligations classified as long-term debt, compared to $345 million at year-end 1997 and $7 million at year-end 1996. At December 31, 1998, December 31, 1997 and December 31, 1996, no notes were outstanding under the company's U.S. bank lines of credit. Domestically, at December 31, 1998, the company had unused bank lines of credit of $1.1 billion. At December 31, 1998, Weldwood had unused bank lines of credit of approximately (U.S.) $50 million.

During 1998, the company borrowed $17 million through the issuance of long-term, tax-exempt bonds.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 1999 through 2003 are $228 million, $236 million, $244 million, $41 million and $36 million, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Capital Expenditures

Capital expenditures, including contract timber, reforestation and capitalized interest, were $432 million in 1998 compared to $449 million in 1997 and $582 million in 1996. The company presently anticipates that capital expenditures will be approximately $490 million in 1999, all of which is expected to be financed through internally generated funds and the use of cash and cash equivalents.

At the Bucksport, Maine mill, the company completed a project to modernize the No. 5 paper machine in 1998. The total project cost was approximately $34 million.

At the Pensacola, Florida mill, in 1998 the company completed an alkaline-conversion project and a project to modernize the No. 5 paper machine. The total cost of these projects was approximately $40 million.

In 1997, the company began an alkaline-conversion project and various environmental improvement projects at the Courtland, Alabama mill. These projects are expected to be completed in 1999 at a total cost of approximately $103 million, of which approximately $83 million had been expended as of December 31, 1998.

In 1998, various pre-construction activities began with respect to a gas-fired turbine cogeneration project at the Bucksport, Maine mill. The company will own 28% of the project, which is expected to provide lower-cost electricity and steam to the mill and significantly reduce the mill's air emissions. The project is expected to be completed in 2000 at a cost of approximately $110 million (the company's share of which will be approximately $31 million). Approximately $55 million will be expended in 1999. The company's 28% share of the expected 1999 expenditures is not included in the anticipated capital expenditures amount set forth above.

In 1999, the company will begin a project to modernize the No. 3 paper machine at the Sartell, Minnesota mill. The project is expected to be completed in 2000 at a cost of approximately $47 million, of which approximately $34 million will be expended in 1999.

In 1999, the company will begin an alkaline-conversion project and various production-improvement projects at the Mogi Guacu, Brazil mill. These projects are expected to be completed in 2000 at a cost of approximately $49 million. Approximately $33 million will be expended in 1999.

The company has under consideration the possible establishment of a new chipping operation in the State of Amapa, Brazil, and the possible construction of a pulp and paper mill at Tres Lagoas, State of Mato Grosso do Sul, Brazil. Approximately $275 million had been expended as of December 31, 1998 in connection with these projects, including land acquisition and reforestation. Approximately $22 million will be expended in 1999.

Divestiture Program

In June 1998, the company sold its newsprint business, including related working capital, and its Texas recycling centers for $459 million. In September 1998, the company sold its tray plant in Belvidere, Illinois for $22.5 million. No gains or losses from these sales were recorded. In December 1998, the company agreed to sell approximately 300,000 acres of timberlands in the northeast for $76.2 million. The transaction is expected to close in mid-1999. The company is continuing to actively pursue the sale of its mill in Canton, North Carolina, including its liquid packaging business; its mill in Hamilton, Ohio; and its mill in Deferiet, New York. In addition, the company has offered for sale approximately 54,000 acres of timberlands in North Carolina and Tennessee.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


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

In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1994 through 1998, the company spent approximately $206 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes. In 1998, capital expenditures incurred in the United States for environmental purposes were $48 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $22 million in 1999 and $26 million in 2000. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 2000. Preliminary estimates indicate that for the period from 2001 through 2003 capital expenditures for air and water pollution control facilities and solid waste disposal facilities in the United States will aggregate approximately $24 million. The environmental capital expenditures described in this paragraph are included in the respective past and estimated 1999 capital expenditure amounts set forth above under "Capital Expenditures."

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

Effluent Discharge from Pensacola, Florida Mill

As previously reported, the company has been evaluating relocating the point of discharge for the effluent from its Pensacola, Florida mill. The results of a scientific report were submitted to the Florida Department of Environmental Protection in February 1999. The company has decided to seek a renewal of its wastewater discharge permit at the existing point of discharge while additional study is conducted with respect to certain issues raised in the scientific report.

New EPA Air and Water Regulations

In 1997, the United States Environmental Protection Agency (the "EPA") promulgated regulations, known as the "Cluster Rule", pursuant to the federal Clean Air Act Amendments of 1990 and the federal Clean Water Act. Compliance is required as early as 2001 for certain provisions and as late as 2006 for other provisions of the Cluster Rule. Further regulations are expected to be proposed in the future. Compliance with such further regulations is expected to be required within three years after each becomes final.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


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

The company presently expects that it will incur capital expenditures to meet the requirements of the Cluster Rule and state air toxics regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," in the range of $25 million to $50 million over the period of approximately 1999 through 2006.

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

Nitrogen Oxide Regulations

In September 1998, the EPA issued final regulations requiring a 60% reduction in Nitrogen Oxide (NOx) emissions in 22 states. The states are required to submit plans by September 1999 for reducing NOx emissions from industrial sources and to implement their plans by 2003. Six of the company's mills are located in the affected states. Based upon a preliminary review of the regulations, the company presently anticipates that it could incur capital expenditures of $20 million to $40 million over a multi-year period to comply with the regulations. Approximately one-third of the estimated costs are attributable to the Canton, North Carolina and Hamilton, Ohio mills, which the company has offered for sale. These estimated expenditures assume that the technology identified by the EPA is capable of achieving the NOx reductions projected by the EPA, which the company has not independently confirmed. The cost of this project is not included in the capital expenditure information set forth above under "Capital Expenditures" or "Environmental Capital Expenditures."

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $89 million at December 31, 1998, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1996 through 1998 were approximately $4 million, $3 million and $3 million, respectively.


Other

Year 2000 Computer Issue

The company, as well as its customers and suppliers and the financial institutions and governmental entities with which it deals (collectively, "Third Parties"), utilize information systems that will be affected by the date change to the year 2000. Many of these systems, if not modified or replaced, will be unable to properly recognize and process date-sensitive information before, on and after January 1, 2000.

State of Readiness

In early 1996, the company organized a Year 2000 project team to assess the impact of the Year 2000 issue on its operations, develop plans to address the issue and implement compliance. The project team developed a company-wide Year 2000 remediation plan which consists of a five-step process with respect to the company's own systems: (1) planning; (2) inventory (identification of systems that require reprogramming or replacement); (3) analysis (assessment of risks, identification of where failures may occur and development of solutions); (4) programming (remediation and/or replacement of non- compliant systems); and (5) testing. The project team also developed plans to seek information regarding and to assess the Year 2000 compliance status and remediation efforts of major Third Parties.

The company's information systems consist of business-information systems and process-control systems. The business-information systems support financial and administrative processes such as order entry, payroll, accounts payable and accounts receivable. The process-control systems are used primarily in manufacturing operations; they include information-technology systems as well as embedded technology, such as chips embedded in various machine components.

With respect to the business-information systems, the planning, inventory, analysis and programming stages are completed and the testing stage is substantially completed. The company expects to finish testing by mid-1999.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


With respect to the process-control systems, the planning and inventory stages are completed and the analysis and programming stages are substantially completed. The company expects to complete those stages and conduct and finish testing by mid-1999. This schedule assumes timely assistance by the vendors of certain process-control systems in the remediation of such systems. The vendors of those systems that are essential to the company's operations have provided or agreed to provide such assistance.

The Year 2000 issue also will impact the information systems of Third Parties. The company, through meetings in some cases and written requests in others, is in the process of seeking to ascertain and assess the progress of major Third Parties in identifying and addressing problems with respect to the Year 2000 issue. Many of these Third Parties have indicated that they expect to successfully address the issue in timely fashion. Some others, however, have not yet provided information regarding their state of readiness or have provided responses deemed unsatisfactory by the company. The company will continue to seek and to assess information regarding Year 2000 compliance by major Third Parties.

No significant information technology projects have been deferred as a result of the company's Year 2000 program.

Estimated Cost of Remediation

The company currently estimates total expenditures of approximately $20 million, of which approximately $10 million had been expended as of December 31, 1998, to make the required Year 2000 modifications and replacements to its own systems. Approximately two-thirds of the estimated total cost is associated with the remediation and replacement of process-control systems. All modification and maintenance costs, including costs to replace embedded technology that does not significantly extend the life or improve the performance of the related asset, are expensed as incurred. Costs to purchase new hardware and software and to replace embedded technology that does significantly extend the life or improve the performance of the related asset are capitalized and depreciated over the assets' useful lives. All of these costs are being funded through internal cash flow. The estimated total cost does not include any expenditures that may be incurred in connection with the implementation of contingency plans, discussed below.

Most Reasonably Likely Worst-Case Scenario

The company currently believes that it will be able to modify or replace its own affected systems in timely fashion so as to minimize detrimental effects on its operations, subject to timely assistance by the vendors of certain process-control systems. The company has received written assurances regarding Year 2000 compliance from some, but not all, Third Parties with respect to their own systems and is not in a position to reliably predict whether Third Parties will experience remediation problems. If the company or major Third Parties fail to successfully address the Year 2000 issue, there could be a material adverse impact on the business and results of operations of the company. For example, while the company self-generates approximately 55% of its electrical power requirements, it purchases the balance from outside sources. If the electrical power grid is disrupted as the result of Year 2000 systems failures, the company expects to curtail production until the grid is restored.

The company has not determined the most reasonably likely worst-case scenario that would result from any failure by the company or Third Parties to resolve the Year 2000 issue. The company is considering this matter in connection with its development of contingency plans, discussed below. However, such a scenario could include a temporary curtailment or cessation of manufacturing operations at one or more of the company's facilities, with a resulting loss of production; safety and environmental exposures; a temporary inability on the part of the company to process orders and deliver finished products to customers on a timely basis; and, in the event of Year 2000 disruptions in the

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


operations of the company's customers, increased inventory and receivable levels. If these various events were to occur, they would result in lower sales, earnings and cash flows. However, failure to meet critical milestones identified in company plans would provide advance notice and steps would be taken to prevent injuries to employees and others, to prevent environmental contamination and to minimize the loss of production.

Contingency Plans

The company is in the process of developing contingency plans to address and mitigate the potential risks associated with the most reasonably likely worst-case scenario, and expects to have such plans in place by mid-1999. Such plans may include, among other things, seeking alternative sources of supply, stockpiling raw materials and increasing inventory levels.

The company's Year 2000 program is an ongoing process. Estimates of remediation costs and completion dates as well as projections of the possible effects of any non-compliance are subject to change.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, which will be effective for the company beginning in the fiscal year 2000, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in each derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met.

The company has not yet quantified the anticipated impact on the financial statements of adopting the Statement. However, given the current level of the company's derivative and hedging activities, the impact is not expected to be material.

Financial Market Risk

The company's financial market risk arises from fluctuations in interest rates and foreign currencies.

Most of the company's debt obligations at year-end 1998 were at fixed interest rates. Consequently, a 10% change in market interest rates would not have a material effect on the company's 1999 pre-tax earnings or cash flows.

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------------------------------------
Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)               1998          1997         1996         1995        1994
------------------------------------------------------            -----------   -----------   ----------  ----------  ----------
Earnings:
      Net Sales                                                   $   5,653     $    5,736    $   5,880   $   6,972   $   5,318
      Depreciation expense and cost of timber harvested                 487            518          502         471         459
      Gross profit                                                      700            595          756       1,816         565
      Provision for restructuring                                        80            891            -           -           -
      Interest and debt expense                                         261            240          222         226         235
      Other (income) expense - net                                      (45)           (32)         (35)        (33)        (57)
      Income (loss) before income taxes, extraordinary item
          and cumulative effect of accounting changes                    37           (897)         205       1,237          88
      Income taxes (benefit)                                            (38)          (348)          64         465          25
      Income (loss) before extraordinary item and cumulative
          effect of accounting changes                                   75           (549)         141         772          63
      Extraordinary item, net of taxes                                    -              -            -           -           -
      Cumulative effect of accounting changes, net of taxes               -              -            -           -           -
      Net income (loss)                                                  75           (549)         141         772          63

Per Common Share (a):
      Basic earnings (loss)                                       $    0.79     $    (5.72)   $    1.48   $    8.01   $    0.38
      Diluted earnings (loss)                                          0.78          (5.72)        1.48        7.67        0.38
      Cash dividends declared                                          0.20           0.20         0.20        0.20        0.20
      Cash dividends paid                                              0.20           0.20         0.20        0.20        0.20
      Shareholders' equity                                            32.39          33.39        39.30       38.12       31.25

Financial Position:
      Current assets                                              $   1,439     $    1,448    $   1,316   $   1,583   $   1,179
      Timber and timberlands - net                                    2,430          2,397        2,365       2,008       1,847
      Property, plant and equipment - net                             4,229          4,800        5,653       5,514       5,603
      Other assets and deferred charges                                 742            466          486         438         335
                                                                  ---------     ----------    ---------   ---------   ---------
          Total assets                                            $   8,840     $    9,111    $   9,820   $   9,543   $   8,964
                                                                  =========     ==========    =========   =========   =========

      Current liabilities                                         $   1,048     $    1,020    $     944   $   1,080   $   1,034
      Long-term debt                                                  2,948          3,194        3,085       2,828       2,889
      Other liabilities                                                 787            693          671         769         740
      Deferred income taxes                                             961            994        1,364       1,219       1,040
      $92.50 convertible preference stock                                 -              -            -           -         300
      Shareholders' equity                                            3,096          3,210        3,756       3,647       2,961
                                                                  ---------     ----------    ---------   ---------   ---------
          Total liabilities and shareholders' equity              $   8,840     $    9,111    $   9,820   $   9,543   $   8,964
                                                                  =========     ==========    =========   =========   =========
Other Statistics:
      Expenditures for property, plant and equipment              $     305     $      321    $     461   $     368   $     225
      Timber and timberlands expenditures                         $     127     $      128    $     121   $     257   $     104
      U.S. timber acreage owned or controlled                           5.0            5.4          5.3         5.3         5.1
      Common shares outstanding at year-end                              96             96           96          96          93
      Dividends declared on preference shares                     $       -     $        -    $       -   $      13   $      28
      Dividends declared on common shares                         $      19     $       19    $      19   $      19   $      19
      Current ratio                                                     1.4            1.4          1.4         1.5         1.1
      Ratio of total debt to total capitalization                     .45:1          .45:1        .39:1       .38:1       .43:1
      Return on average shareholders' equity and $92.50
          convertible preference stock before extraordinary
          item and cumulative effect of accounting changes              2.4% (b)     (15.7)% (b)    3.8%       22.6 %       2.0%

------------------------------------------------------------------------------------------------------------------------------------

Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)              1993            1992           1991         1990        1989
------------------------------------------------------------     -----------     -----------    ----------   ----------  -----------
Earnings:
      Net Sales                                                  $    5,069      $    4,926     $     4,786  $    5,090  $  5,163
      Depreciation expense and cost of timber harvested                 443             411             342         323       279
      Gross profit                                                      359             362             454         800     1,048
      Provision for restructuring                                         -               -               -           -         -
      Interest and debt expense                                         224             206             211         156       136
      Other (income) expense - net                                        7            (143)           (110)        (85)      (93)
      Income (loss) before income taxes, extraordinary item
          and cumulative effect of accounting changes                  (165)             10              78         420       726
      Income taxes (benefit)                                            (31)             (4)             38         197       294
      Income (loss) before extraordinary item and cumulative
          effect of accounting changes                                 (134)             14              40         223       432
      Extraordinary item, net of taxes                                  (14)              -               -           -         -
      Cumulative effect of accounting changes, net of taxes              (8)           (454)              -           -         -
      Net income (loss)                                                (156)           (440)             40         223       432

Per Common Share (a):
      Basic earnings (loss)                                      $    (1.98)     $    (5.05)    $      0.14  $     2.11  $   4.56
      Diluted earnings (loss)                                         (1.98)          (5.05)           0.14        2.08      4.43
      Cash dividends declared                                          0.20            0.20            0.20        1.10      1.10
      Cash dividends paid                                              0.20            0.20            0.43        1.10      1.08
      Shareholders' equity                                            31.23           33.53           39.02       39.10     38.12

Financial Position:
      Current assets                                             $    1,114      $    1,142     $     1,162  $    1,104  $  1,074
      Timber and timberlands - net                                    1,839           2,012           1,666       1,645     1,613
      Property, plant and equipment - net                             5,802           5,763           5,386       5,117     4,404
      Other assets and deferred charges                                 388             464             442         485       440
                                                                 ----------      ----------     -----------  ----------  --------
          Total assets                                           $    9,143      $    9,381     $     8,656  $    8,351  $  7,531
                                                                 ==========      ==========     ===========  ==========  ========

      Current liabilities                                        $      772      $      786     $       794  $      801  $    804
      Long-term debt                                                  3,316           3,291           2,978       2,689     2,025
      Other liabilities                                                 728             686             235         231       208
      Deferred income taxes                                           1,077           1,159             678         651       605
      $92.50 convertible preference stock                               300             300             300         300       300
      Shareholders' equity                                            2,950           3,159           3,671       3,679     3,589
                                                                 ----------      ----------     -----------  ----------  --------
          Total liabilities and shareholders' equity             $    9,143      $    9,381     $     8,656  $    8,351  $  7,531
                                                                 ==========      ==========     ===========  ==========  ========
Other Statistics:
      Expenditures for property, plant and equipment             $      476      $      623     $       604  $      959  $    916
      Timber and timberlands expenditures                        $      130      $       95     $        58  $       88  $     78
      U.S. timber acreage owned or controlled                           5.1             6.0             6.2         6.4       6.4
      Common shares outstanding at year-end                              93              93              93          93        93
      Dividends declared on preference shares                    $       28      $       28     $        28  $       28  $      2
      Dividends declared on common shares                        $       19      $       19     $        19  $      102  $    104
      Current ratio                                                     1.4             1.5             1.5         1.4       1.3
      Ratio of total debt to total capitalization                     .44:1           .42:1           .40:1       .38:1     .32:1
      Return on average shareholders' equity and $92.50
          convertible preference stock before extraordinary
          item and cumulative effect of accounting changes             (4.0)%           0.4%            1.0%        5.6%     12.2%
-----------------------------------------------------------------------------
Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)              1988
-------------------------------------------------------------    ------------
Earnings:
      Net Sales                                                  $    5,129
      Depreciation expense and cost of timber harvested                 260
      Gross profit                                                    1,141
      Provision for restructuring                                         -
      Interest and debt expense                                         161
      Other (income) expense - net                                      (30)
      Income (loss) before income taxes, extraordinary item
          and cumulative effect of accounting changes                   730
      Income taxes (benefit)                                            274
      Income (loss) before extraordinary item and cumulative
          effect of accounting changes                                  456
      Extraordinary item, net of taxes                                    -
      Cumulative effect of accounting changes, net of taxes               -
      Net income (loss)                                                 456

Per Common Share (a):
      Basic earnings (loss)                                      $     4.80
      Diluted earnings (loss)                                          4.65
      Cash dividends declared                                          0.95
      Cash dividends paid                                              0.90
      Shareholders' equity                                            35.06

Financial Position:
      Current assets                                             $      986
      Timber and timberlands - net                                    1,581
      Property, plant and equipment - net                             3,702
      Other assets and deferred charges                                 431
                                                                 ----------
          Total assets                                           $    6,700
                                                                 ==========

      Current liabilities                                        $      699
      Long-term debt                                                  1,909
      Other liabilities                                                 273
      Deferred income taxes                                             474
      $92.50 convertible preference stock                                 -
      Shareholders' equity                                            3,345
                                                                 ----------
          Total liabilities and shareholders' equity             $    6,700
                                                                 ==========
Other Statistics:
      Expenditures for property, plant and equipment             $      585
      Timber and timberlands expenditures                        $       88
      U.S. timber acreage owned or controlled                           6.4
      Common shares outstanding at year-end                              95
      Dividends declared on preference shares                    $        -
      Dividends declared on common shares                        $       91
      Current ratio                                                     1.4
      Ratio of total debt to total capitalization                     .34:1
      Return on average shareholders' equity and $92.50
          convertible preference stock before extraordinary
          item and cumulative effect of accounting changes             14.5%



(a) Basic and diluted earnings (loss) per share for 1998 and 1997 include the provisions for restructuring of ($.52) and ($5.76), respectively.

     Basic and diluted earnings (loss) per share for 1993 include the cumulative effect of an accounting change of ($.08) and an extraordinary item for early retirement of debt of ($.15).

     Basic and diluted earnings (loss) per share for 1992 include the cumulative effect of accounting changes of ($4.90).

(b) Includes the 1998 provision for restructuring of $80 million ($49 million after-tax) and the 1997 provision for restructuring of $891 million ($552 million after-tax).

Common Stock
Prices and Dividends Paid          Quarterly sales prices for the company's
                                   common stock as reported on the New York
                                   Stock Exchange composite tape, and quarterly dividends paid, in 1998 and 1997 were:

--------------------------------------------------------------------------------

                 March 31     June 30    September 30     December 31
                 --------     -------    ------------     -----------
1998
----
High              $  57 1/2    $ 58 7/16  $  49 15/16       $    44 1/2
Low                  43 3/8       44 3/4       29 1/2          25 11/16
Dividends Paid          .05          .05          .05               .05
--------------------------------------------------------------------------------

1997
----
High              $  47 3/8    $ 55 7/16  $   65 5/16       $     66 1/2
Low                  41 3/8       42 1/4       55 1/4            43 1/16
Dividends Paid          .05          .05          .05                .05
--------------------------------------------------------------------------------

                                      53