Form 10-K405, Exhibit 13
period 1999-12-31
CHAMPION INTERNATIONAL CORP
filed 2000-03-17
CIK 19150

                                                                      EXHIBIT 13

Paper
-------------------------------------------------------------------------------------------------------------

Years Ended December 31


Net Sales     (in millions of dollars)      1999           %        1998           %        1997           %
-------------------------------------   ---------   ---------   ---------   ---------   ---------   ---------
Product Category:

Uncoated freesheet (U.S. & Brazil)        $1,112          29      $1,327          29      $1,329          28
Coated groundwood (U.S. & Brazil)            767          19         809          17         668          14
Coated freesheet                             515          13         529          11         557          12
Market pulp                                  422          10         372           8         411           9
Kraft paper and linerboard                   199           5         188           4         189           4
Bleached board business                      110           3         285           6         299           6
Uncoated groundwood                          101           2         218           5         261           5
Resale of outside purchases                  755          18         694          15         680          14
Newsprint                                      -           -         177           4         362           7
Other                                         32           1          41           1          45           1
                                        ---------   ---------   ---------   ---------   ---------   ---------

                                          $4,013         100      $4,640         100      $4,801         100
                                        =========   =========   =========   =========   =========   =========

Wood Products
-------------------------------------------------------------------------------------------------------------


Years Ended December 31


Net Sales     (in millions of dollars)      1999           %        1998           %        1997           %
-------------------------------------   ---------   ---------   ---------   ---------   ---------   ---------
Product Category:

Lumber                                     $ 508          40       $ 400          40       $ 404          43
Softwood plywood                             311          25         234          23         230          25
Logs and stumpage                            310          25         256          25         203          22
Sidings and industrial plywood                55           4          53           5          54           6
Chips                                         36           3          43           4          35           3
Miscellaneous products                        35           3          27           3           9           1
                                        ---------   ---------   ---------   ---------   ---------   ---------

                                          $1,255         100      $1,013         100       $ 935         100
                                        =========   =========   =========   =========   =========   =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Statement of Income (in millions, except per share amounts)


                             Years Ended December 31            1999          1998         1997
-----------------------------------------------------     -----------   -----------   ----------
Net Sales                                                 $    5,268    $    5,653    $   5,736

Costs and Expenses:
      Cost of products sold                                    4,417         4,953        5,141
      Selling, general and administrative expenses               375           367          393
      Provision for restructuring (Note 9)                         -            80          891
      Interest and debt expense (Notes 3 and 5)                  243           261          240
      Other (income) expense - net (Note 11)                     (89)          (45)         (32)
                                                          ----------    ----------    ---------
Total Costs and Expenses                                       4,946         5,616        6,633

Income (Loss) before Income Taxes and
      Extraordinary Item                                         322            37         (897)

Income Taxes (Benefit) (Note 12)                                  85           (38)        (348)
                                                          ----------    ----------    ---------

Income (Loss) before Extraordinary Item                          237            75         (549)

Extraordinary Item - Loss on Early Retirement
      of Debt, Net of Taxes                                       (5)            -            -
                                                          ----------    ----------    ---------

Net Income (Loss)                                         $      232    $       75    $    (549)
                                                          ==========    ==========    =========

Average Number of Common Shares Outstanding                     95.9          95.9         95.8
                                                          ==========    ==========    =========

Basic Earnings (Loss) Per Common Share:
      Income (Loss) before Extraordinary Item             $     2.48    $      .79    $   (5.72)
      Extraordinary Item                                        (.05)            -            -
                                                          ----------    ----------    ---------
      Net Income (Loss)                                   $     2.43    $      .79    $   (5.72)
                                                          ==========    ==========    =========

Diluted Earnings (Loss) Per Common Share:
      Income (Loss) before Extraordinary Item             $     2.46    $      .78    $   (5.72)
      Extraordinary Item                                        (.05)            -            -
                                                          ----------    ----------    ---------
      Net Income (Loss)                                   $     2.41    $      .78    $   (5.72)
                                                          ==========    ==========    =========


The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Balance Sheet (in millions of dollars)

Assets                                   December 31                          1999         1998
-----------------------------------------------------                   -----------   ----------
Current Assets:
Cash and cash equivalents                                                    $ 418        $ 300
Receivables - net                                                              540          521
Inventories (Note 2)                                                           421          503
Prepaid expenses                                                                24           28
Deferred income taxes (Note 12)                                                 79           87
                                                                        -----------   ----------
      Total Current Assets                                                   1,482        1,439
                                                                        -----------   ----------

Timber and Timberlands, at cost - less cost of timber
      harvested                                                              2,273        2,430
                                                                        -----------   ----------

Property, Plant and Equipment, at cost
      (Notes 3, 5 and 6)                                                     7,484        8,585
Less - accumulated depreciation                                              3,608        4,356
                                                                        -----------   ----------
                                                                             3,876        4,229
                                                                        -----------   ----------

Other Assets and Deferred Charges                                              687          742
                                                                        -----------   ----------

                                                                           $ 8,318      $ 8,840
                                                                        ===========   ==========


The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Balance Sheet  (in millions of dollars)


Liabilities and Shareholders' Equity               December 31                1999         1998
--------------------------------------------------------------          -----------   ----------
Current Liabilities:
Accounts payable and accrued liabilities (Note 4)                            $ 691        $ 720
Current installments of long-term debt (Note 5)                                127          228
Short-term borrowings (Note 5)                                                  72           90
Income taxes (Note 12)                                                          33           10
                                                                        ----------    ---------
      Total Current Liabilities                                                923        1,048
                                                                        ----------    ---------

Long-Term Debt (Note 5)                                                      2,526        2,948
                                                                        ----------    ---------

Other Liabilities (Notes 13 and 16)                                            813          787
                                                                        ----------    ---------

Deferred Income Taxes (Note 12)                                                961          961
                                                                        ----------    ---------

Commitments and Contingent Liabilities
      (Notes 6, 16 and 17)                                                       -            -
                                                                        ----------    ---------

Shareholders' Equity:
Capital Shares (Notes 7 and 8):
      Preference stock, 8,531,431 shares authorized but unissued                 -            -
      Common stock, $.50 par value:  250,000,000 authorized
          shares; 111,767,273 and 111,025,755 issued shares                     56           56
      Capital surplus                                                        1,743        1,706
Retained Earnings (Note 5)                                                   2,437        2,228
                                                                        ----------    ---------
                                                                             4,236        3,990

Treasury Shares, at cost (Note 7)                                             (689)        (690)
Accumulated Other Comprehensive Income (Note 10)                              (452)        (204)
                                                                        ----------    ---------

                                                                             3,095        3,096
                                                                        ----------    ---------

                                                                           $ 8,318      $ 8,840
                                                                        ==========    =========

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Cash Flows (in millions of dollars)

                             Years Ended December 31            1999          1998         1997
-----------------------------------------------------     -----------   -----------   ----------
Cash flows from operating activities:
Net Income (Loss)                                              $ 232          $ 75       $ (549)

Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Provision for restructuring                                  -            80          891
      Depreciation expense                                       340           395          425
      Cost of timber harvested                                    79            92           93
      Gain on disposal of assets                                 (16)          (22)         (24)
      Foreign currency transaction (gain) loss                   (40)          (11)          (1)
      Pension contributions                                      (10)           (9)         (16)
      Deferred income taxes                                       39           (62)        (371)
      Changes in assets and liabilities, net of
        acquisitions and divestitures:
          Receivables                                           (102)           72          (16)
          Inventories                                              8           (60)           7
          Prepaid expenses                                         -            10            4
          Accounts payable and accrued liabilities                32           (42)         (23)
          Income taxes payable                                    24           (13)         (12)
          Other liabilities                                       23            15           10
      All other - net                                             25            35           67
                                                          ----------    ----------    ---------
Net cash provided by operating activities                        634           555          485
                                                          ----------    ----------    ---------

Cash flows from investing activities:
      Expenditures for property, plant and equipment            (232)         (305)        (321)
      Timber and timberlands expenditures                       (106)         (127)        (128)
      Acquisition of timberlands and mills (Note 18)               -          (104)         (47)
      Purchase of investments                                      -             -          (22)
      Proceeds from redemptions of investments                     -             -           25
      Proceeds from sales of divested operations                 268           481            -
      Proceeds from sales of property, plant and
          equipment and timber and timberlands                    33            27           43
      All other - net                                            (46)          (39)         (16)
                                                          ----------    ----------    ---------
Net cash used in investing activities                            (83)          (67)        (466)
                                                          ----------    ----------    ---------

Cash flows from financing activities:
      Proceeds from issuance of long-term debt                    79           571          474
      Payments of current installments of
          long-term debt and long-term debt                     (520)         (991)        (385)
      Cash dividends paid                                        (19)          (20)         (19)
      Payments to acquire treasury stock                           -           (34)           -
      All other - net                                             27            11           11
                                                          ----------    ----------    ---------
Net cash provided by (used in) financing activities             (433)         (463)          81
                                                          ----------    ----------    ---------

Increase in cash and cash equivalents                            118            25          100

Cash and cash equivalents:
  Beginning of period                                            300           275          175
                                                          ----------    ----------    ---------
  End of period                                                $ 418         $ 300        $ 275
                                                          ==========    ==========    =========
Supplemental cash flow disclosures:
  Cash paid during the year for:
          Interest (net of capitalized amounts)                $ 242         $ 272        $ 241
          Income taxes (net of refunds) (Note 12)                 17            17           42

The accompanying notes are an integral part of this statement.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Consolidated Retained Earnings (in millions, except per share amounts)

                             Years Ended December 31            1999          1998         1997
-----------------------------------------------------     -----------   -----------   ----------
Beginning Balance                                            $ 2,228       $ 2,172      $ 2,740

Net Income (Loss)                                                232            75         (549)

Cash Dividends Declared:
Common Stock - $.25 per share in 1999;
  $.20 per share in 1998 and 1997                                (23)          (19)         (19)
                                                          -----------   -----------   ----------


Ending Balance                                               $ 2,437       $ 2,228      $ 2,172
                                                          ===========   ===========   ==========

The accompanying notes are an integral part of this statement.


Consolidated Statement of Comprehensive Income (in millions of dollars)

                             Years Ended December 31            1999          1998         1997
-----------------------------------------------------     -----------   -----------   ----------
Net Income (Loss)                                              $ 232         $  75       $ (549)
Foreign currency translation adjustments:
      Cumulative tax effect of changing the Brazilian
         functional currency to the Real                           -           (52)           -
      Other foreign currency translation adjustments            (248)          (95)         (24)
                                                          -----------   -----------   ----------

Net foreign currency translation adjustments                    (248)         (147)         (24)
                                                          -----------   -----------   ----------

Comprehensive Income (Loss)                                    $ (16)        $ (72)      $ (573)
                                                          ===========   ===========   ==========

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

D.  Inventories

Inventories are generally stated at the lower of average cost or market (market approximates net realizable value), except for certain inventories of the paper segments, which are stated on the last-in, first-out (LIFO) method.

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

Prior to 1998, the company's Brazilian subsidiary used the U.S. dollar as its functional currency because the local currency, the Real, had been deemed hyperinflationary. Except for certain items translated at historical exchange rates, assets and liabilities were translated using year-end exchange rates. Gains or losses resulting from balance sheet translation were included in net income.

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

The company occasionally enters into forward exchange contracts to hedge certain assets that are denominated in foreign currencies. At December 31, 1999, the company had no significant forward exchange contracts outstanding. The company does not hold financial instruments for trading purposes.

J.  Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, which will be effective for the company beginning in the fiscal year 2001, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in each derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met.

The company has not yet quantified the anticipated impact on the financial statements of adopting the Statement. However, given the current level of the company's derivative and hedging activities, the impact is not expected to be material.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 2.  Inventories

December 31            (in millions of dollars)                                    1999          1998
-----------------------------------------------                              -----------   -----------
 Paper, pulp and packaging products                                               $ 219         $ 291
 Wood products                                                                       55            47
 Logs                                                                                54            46
 Pulpwood                                                                            22            25
 Raw materials, parts and supplies                                                   71            94
                                                                             -----------   -----------

                                                                                  $ 421         $ 503
                                                                             ===========   ===========

 At December 31, 1999 and 1998, inventories stated using the last-in, first-out
 (LIFO) method, representing approximately 31% and 35% of total inventories, were $128 million and $174 million, respectively. If the lower of average cost or market method (which approximates current cost) had been utilized for inventories carried at LIFO, inventory balances would have been increased by $51 million and $57 million at December 31, 1999 and 1998, respectively.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 3.  Property, Plant and Equipment

December 31             (in millions of dollars)                                   1999          1998
------------------------------------------------                             -----------   -----------
Land and land improvements                                                      $   294       $   315
Buildings and leasehold improvements                                                817           913
Machinery and equipment                                                           6,199         7,194
Construction in progress                                                            174           163
                                                                             -----------   -----------

                                                                                  7,484         8,585

Accumulated depreciation                                                         (3,608)       (4,356)
                                                                             -----------   -----------

                                                                                $ 3,876       $ 4,229
                                                                             ===========   ===========

Interest capitalized into construction in progress during 1999, 1998 and 1997 was $5 million, $9 million and $8 million, respectively. Accumulated depreciation at December 31, 1999 includes $137 million of asset impairment and asset write-off charges related to assets to be divested pursuant to the company's restructuring plan (Note 9).


Depreciation expense includes the following components:


Years Ended December 31     (in millions of dollars)                 1999          1998          1997
----------------------------------------------------           -----------   -----------   -----------
Land improvements                                                   $  15         $  14         $  13
Buildings and leasehold improvements                                   25            28            29
Machinery and equipment                                               300           353           383
                                                               -----------   -----------   -----------

                                                                    $ 340         $ 395         $ 425
                                                               ===========   ===========   ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 4.  Accounts Payable and Accrued Liabilities

December 31             (in millions of dollars)                                   1999          1998
------------------------------------------------                             -----------   -----------
Accounts payable                                                                  $ 279         $ 280
                                                                             -----------   -----------

Accrued liabilities:
      Payrolls and commissions                                                      118           119
      Employee benefits                                                              87           107
      Interest                                                                       47            47
      Taxes, other than income taxes                                                 28            25
      Other                                                                         122           137
                                                                             -----------   -----------

          Total accrued liabilities                                                 402           435
                                                                             -----------   -----------

Dividends payable                                                                    10             5
                                                                             -----------   -----------

                                                                                  $ 691         $ 720
                                                                             ===========   ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 5.  Indebtedness

December 31                                       (in millions of dollars)         1999          1998
--------------------------------------------------------------------------   -----------   -----------
Secured debt, 7.7% average rate, payable through 2012 (a)                       $    58       $    45
Unsecured fixed rate debt, 7.3% average rate, payable
      through 2037                                                                2,016         2,434
Unsecured variable rate debt, 14.7% average rate, payable
      through 2029 (b)                                                              242           390
Lease obligations, 6.6% average rate, payable through 2029                          337           307
                                                                             -----------   -----------

      Total debt                                                                  2,653         3,176

Less:  Current installments of long-term debt                                       127           228
                                                                             -----------   -----------

Long-term debt (c)                                                              $ 2,526       $ 2,948
                                                                             ===========   ===========

Short-term borrowings (d)                                                       $    72       $    90
                                                                             ===========   ===========

(a) Such debt is secured primarily by timber and timberlands with a net book value at December 31, 1999 of approximately $224 million.

(b) Unsecured variable rate debt at December 31, 1999 includes borrowings by the company's Brazilian subsidiary of $226 million.

(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 2000 through 2004 are $127 million, $144 million, $30 million, $28 million and $24 million, respectively.

(d) Weighted average interest rates on outstanding balances, excluding book cash overdrafts, for 1999 and 1998 were 7%. Book cash overdrafts, which are included in short-term borrowings, totaled $70 million and $86 million, respectively, at December 31, 1999 and 1998.

The indentures and agreements relating to long-term debt arrangements, as well as the company's Certificate of Incorporation, contain restrictions on the payment of cash dividends. Under the most restrictive of these provisions, approximately $867 million of consolidated retained earnings at December 31, 1999 is free of such restrictions.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


At December 31, 1999, the company had unused U.S. lines of credit of $1.1 billion and unused foreign bank lines of credit of approximately $145 million. At December 31, 1999, interest rates on the U.S. and foreign lines were no higher than the prime rate or its equivalent. Facility fees of .125% are required on the $1.1 billion U.S. lines of credit, which are available to May 31, 2002 on a revolving basis, at which time amounts owed, if any, become payable. Commitment fees of no more than .15% are required on the $145 million foreign lines of credit. Commitments under the credit agreements cannot be withdrawn provided the company continues to meet required conditions.

The fair value of the company's long-term debt, which includes current installments and excludes lease obligations, was lower than the carrying amount by $116 million at December 31, 1999, and exceeded the carrying amount by $102 million at December 31, 1998. The fair value was estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowings.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 6.  Commitments


                                                                    Future Minimum Lease Payments
                                                            -----------------------------------------------

                                                            Capitalized                      Non-Cancelable
Period              (in millions of dollars)                     Leases                    Operating Leases
--------------------------------------------                -----------                    ----------------
2000                                                        $        22                        $         25
2001                                                                 22                                  24
2002                                                                 22                                  23
2003                                                                 22                                  22
2004                                                                 22                                  30
Thereafter                                                          744                                 129
                                                            -----------                        ------------

Total Payments                                                      854                                 253

Less:  Sublease rental receipts                                                                          58
                                                                                               ------------

Net operating lease payments                                                                   $        195
                                                                                               ============

Less:  Amount representing interest                                 517
                                                            -----------

Present value of capitalized lease payments
  (all long-term)                                           $       337
                                                            ===========

The following schedule shows the composition of total rental expense for all operating leases:

Years Ended December 31 (in millions of dollars)                   1999               1998             1997
-----------------------------------------------             -----------       ------------     ------------
Minimum rentals                                              $       26         $       32     $        34
                                                            ===========       ============     ============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 7.  Capital Shares and Earnings Per Share

Unissued Preference Stock
-------------------------

At December 31, 1999 and 1998, 7,031,431 preference shares for which no series has been designated were authorized and unissued. At December 31, 1999 and 1998, 1,500,000 additional authorized and unissued shares were designated and reserved for the issuance of the company's Preference Stock, Participating Cumulative Series or Participating Cumulative Series B, $1.00 par value.

Common Stock
------------

Changes in common shares during the three years ended December 31, 1999 are as follows:

(in shares and millions of dollars)

                                                                                      Treasury Shares
                                                 Issued Shares                           (at cost)
                                    -----------------------------------------   -----------------------------
                                                           Par        Capital
                                           Shares        Value        Surplus          Shares          Amount
                                    -------------   ----------   ------------   -------------   -------------
Balance at January 1, 1997           110,323,099      $    55      $   1,651     (14,768,311)     $     (658)
Exercise of stock options                566,075            1             25               -               -
Compensation plans                         8,829            -             21               -               -
Other                                      2,209            -              -             200               -
                                    -------------   ----------   ------------   -------------   -------------

Balance at December 31, 1997         110,900,212           56          1,697     (14,768,111)           (658)
Exercise of stock options                 77,250            -              3               -               -
Compensation plans                        10,019            -              4               -               -
Repurchase of stock                            -            -              -        (725,000)            (34)
Other                                     38,274            -              2          54,428               2
                                    -------------   ----------   ------------   -------------   -------------

Balance at December 31, 1998         111,025,755           56          1,706     (15,438,683)           (690)
Exercise of stock options                724,640            -             29               -               -
Compensation plans                        16,713            -              4               -               -
Other                                        165            -              4          11,624               1
                                    -------------   ----------   ------------   -------------   -------------

Balance at December 31, 1999         111,767,273      $    56      $   1,743     (15,427,059)     $     (689)
                                    =============   ==========   ============   =============   =============

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

At December 31, 1999, common shares of the company were reserved for issue as follows:

Stock options granted or available for grant                                                       10,267,985
Compensation plans                                                                                  2,710,404
                                                                                                -------------
                                                                                                   12,978,389
                                                                                                =============

Earnings (Loss) Per Share
-------------------------

Basic and diluted earnings (loss) per share are calculated as follows:

Years Ended December 31
(in millions, except per share amounts)                                  1999            1998            1997
-----------------------------------------------------            ------------   -------------   -------------
Basic earnings (loss) per share:
 Net income (loss) applicable to common stockholders               $      232     $        75     $      (549)
                                                                 ============   =============   =============

 Average number of common shares outstanding                             95.9            95.9            95.8
                                                                 ============   =============   =============

 Basic earnings (loss) per share                                   $     2.43     $       .79     $     (5.72)
                                                                 ============   =============   =============

Diluted earnings (loss) per share:
 Net income (loss) on a diluted basis                              $      232     $        75     $      (549)
                                                                 ============   =============   =============

 Average number of common shares outstanding                             95.9            95.9            95.8
 Add: Common share effect, assuming conversion of
    potentially dilutive securities                                       0.5             0.7               -
                                                                 ------------   -------------   -------------

 Average number of common shares outstanding
    on a diluted basis                                                   96.4            96.6            95.8
                                                                 ============   =============   =============

 Diluted earnings (loss) per share                                 $     2.41     $       .78     $     (5.72)
                                                                 ============   =============   =============

Potentially dilutive securities at December 31, 1999 included shares issuable pursuant to certain stock-based compensation arrangements (Note 8). These securities included 309,500 shares issuable upon the vesting of restricted share units as well as 136,000 shares issuable upon the exercise of stock options calculated using the treasury stock method.

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

Stock Option Transactions:
                                                                   Weighted Average
                                                     Options         Exercise Price
                                                 -----------       ----------------
Balance at January 1, 1997                         2,595,800                 $35.62
     Granted                                         684,380                  44.63
     Exercised                                    (1,188,525)                 33.99
     Surrendered or canceled                         (19,100)                 40.80
                                                 -----------

Balance at December 31, 1997                       2,072,555                  39.48
     Granted                                         958,300                  57.75
     Exercised                                       (78,250)                 31.54
     Surrendered or canceled                          (9,750)                 51.55
                                                 -----------

Balance at December 31, 1998                       2,942,855                  45.42
     Granted                                         982,700                  33.79
     Exercised                                      (785,040)                 38.04
     Surrendered or canceled                         (98,900)                 43.08
                                                 -----------            -----------

Balance at December 31, 1999                       3,041,615                 $43.32
                                                 ===========            ===========

Options exercisable at December 31
      1997                                         1,398,775                  37.01
      1998                                         1,990,655                  39.52
      1999                                         2,109,215                  47.52

At December 31, 1999, the stock options outstanding had an aggregate exercise price of $132 million, with exercise prices ranging from $26.25 to $57.75 and a weighted average remaining contractual life of 7.4 years.

Other Stock-Based Compensation
------------------------------

The company has granted restricted share units to certain officers and key employees. Each unit represents one share of common stock to be issued upon vesting (unless the issuance is deferred), provided that the awardee remains in the company's employ until the vesting date. Of the 309,500 restricted units outstanding at December 31, 1999, 131,700 units will vest in 2000 and 156,600 units will vest in 2002.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

In March 1997, the company adopted a performance share plan under which share units were awarded to officers and key employees. These units entitle the recipients, upon earn-out, to receive shares of common stock. The earn-out of shares is dependent on the company's stock price appreciation plus dividend yield (i.e., total shareholder return or TSR) increasing, at any time within three years from the date of grant, to a value equivalent to approximately 15% per annum compounded for three years. If the TSR goal is achieved, the amount of the payout will depend on the company's TSR, during the performance period, relative to an industry peer group. If the TSR goal is not achieved, there will be no payout. Based on the current dividend rate, the shares would be earned if the common stock price averages $67.25 per share for 10 consecutive trading days. Additional pro rata grants, which have the same TSR goal as the March 1997 grants, were made in 1998. The total number of shares that could be earned ranges from 330,000 shares to 700,000 shares.

Total compensation expense recognized for stock appreciation rights and other stock-based compensation for 1999, 1998 and 1997 was $12 million, $6 million and $35 million, respectively.

Pro Forma Impact of Grant of Stock Options
------------------------------------------

The company accounts for stock options under Accounting Principles Board Opinion No. 25, pursuant to which no compensation cost has been recognized for the options that are not accompanied by stock appreciation rights. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the impact on net income and earnings per share after an extraordinary item would have been as follows:

Years Ended December 31                                               1999           1998           1997
----------------------------------------                      ------------   ------------   ------------
Net Income (Loss) After Extraordinary
   Item (in millions)                   As reported              $    232      $      75      $    (549)
                                        Pro forma                $    224      $      69      $    (554)

Basic Earnings (Loss) Per Share         As reported              $   2.43      $     .79      $   (5.72)
                                        Pro forma                $   2.34      $     .71      $   (5.79)

Diluted Earnings (Loss) Per Share       As reported              $   2.41      $     .78      $   (5.72)
                                        Pro forma                $   2.32      $     .71      $   (5.79)

Weighted Average Fair Value of
      Options Granted                                            $  10.19      $   13.09      $   14.90

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 1998 and 1997:

Years Ended December 31                                               1999           1998           1997
----------------------------------------                      ------------   ------------   ------------
Risk-free interest rates                                            4.75%          5.75%          6.57%
Expected dividend yield                                              1.5%           0.4%           0.4%
Expected volatility                                                 26.6%          22.0%          20.1%
Expected life (years)                                               6.00           5.50           5.50

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Note 9.  Provision for Restructuring

On October 7, 1997, the company approved a plan to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this plan, the company divested several non-strategic product segments and certain timberlands. The profit-improvement program included a reduction in the company's worldwide workforce in the businesses remaining after the divestitures by 11%, or approximately 2,000 positions, by the end of 1999. In the fourth quarter of 1997, the company recorded a pre-tax charge of $891 million ($552 million after-tax, or $5.76 per share) in connection with this plan.

In the fourth quarter of 1998, the company recorded a pre-tax charge of $80 million ($49 million after-tax, or $.52 per share) to recognize additional costs associated with the divestiture of the non-strategic product segments. The charge included $60 million of non-cash expenses for asset impairments and $20 million of one-time cash costs.

As of December 31, 1999, the company had reduced its worldwide workforce in the businesses which are not part of the planned divestitures (excluding employees added as the result of certain acquisitions in Canada, Brazil and Maine) by approximately 2,260 employees.

In 1998, the company sold its newsprint business, its Texas recycling centers and its Belvidere, Illinois tray plant for a total of $481.5 million. In December 1998, the company agreed to sell approximately 300,000 acres of timberlands in the northeast to The Conservation Fund for $76.2 million. As part of the transaction, in June 1999, the company completed the sale of approximately 143,000 acres in New York for approximately $46 million. In July and August 1999, the company completed the sale of the remaining approximately 151,000 acres of timberlands in New Hampshire and Vermont for a total of approximately $30.2 million. In May 1999, the company sold its mill in Canton, North Carolina and its liquid packaging business for $200 million, consisting of $170 million in cash and a $30 million note. The contract also provides the opportunity for the company to receive an additional contingency payment in the future. In June 1999, the company sold its mill in Deferiet, New York for $34.5 million, a substantial portion of which was paid in cash. The company is continuing to actively pursue the sale of its mill in Hamilton, Ohio. In addition, the company has offered for sale approximately 35,000 acres of timberlands in North Carolina and Tennessee.

Results of operations included in the accompanying consolidated statement of income for the product segments divested and to be divested are as follows:

Years Ended December 31
(in millions of dollars)                                1999           1998             1997
---------------------------------------------     ----------     ----------      -----------
Net sales                                           $    399       $  1,016        $   1,316

Costs and expenses                                       432          1,028            1,394
                                                  ----------     ----------      -----------

(Loss) from operations                              $    (33)      $    (12)       $     (78)
                                                  ==========     ==========      ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements


The consolidated balance sheet includes the following amounts related to the product segments to be divested, excluding the reserve for asset impairment of $137 million:

December 31                 (in millions of dollars)                        1999
-------------------------------------------------------             ------------
Current assets                                                      $        67
Long-term assets (primarily property,
   plant and equipment)                                                     130
Current liabilities                                                         (13)
                                                                    -----------

      Net assets                                                    $       184
                                                                    ===========

Activity associated with the provision for restructuring is as follows:

                                                  Reserve for
                                                    Asset
(in millions of dollars)                          Impairment     Liabilities      Total
-----------------------------------------------   -----------    -----------    ------------
Balance at December 31, 1998                      $      569     $       93     $        662
Asset retirements and cash payments                     (432)           (28)            (460)
Transfer (a)                                               -            (20)             (20)
                                                  ----------     ----------     ------------

Balance at December 31, 1999                      $      137     $       45     $        182
                                                  ===========    ==========     ============

(a) Certain amounts have been transferred from the restructuring liability accounts to other liabilities due to the long-term nature of the liabilities.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 10.  Accumulated Other Comprehensive Income

Comprehensive income reflects changes in equity that result from transactions and economic events from nonowner sources. Accumulated other comprehensive income for the periods presented below represents foreign currency translation items associated with the company's Brazilian and Canadian operations. There was no tax expense or tax benefit associated with the foreign currency translation items, other than the cumulative tax effect described below.

Accumulated Other Comprehensive Income (Foreign Currency Translation)

Years Ended December 31     (in millions of dollars)                 1999           1998           1997
------------------------------------------------------        ------------   ------------   ------------
Beginning balance                                             $      (204)   $       (57)   $       (33)
Foreign currency translation adjustments:
      Cumulative tax effect of changing the
        Brazilian functional currency to the Real                       -            (52)             -

      Other foreign currency translation adjustments                 (248)           (95)           (24)
                                                              ------------   ------------   ------------

Ending balance                                                $      (452)   $      (204)   $       (57)
                                                              ===========    ===========    ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 11.  Other (Income) Expense -- Net

Years Ended December 31
(in millions of dollars)                                      1999           1998           1997
---------------------------------------------          ------------   ------------   ------------
Interest income                                        $       (40)   $       (24)   $       (18)
Foreign currency (gains) losses -- net                         (40)           (11)            (1)
Equity in net income of affiliates                              (2)            (2)            (1)
Royalty, rental and commission income                           (7)            (7)           (14)
Net gain on disposal of fixed assets,
  timberlands and investments                                  (16)           (22)           (24)
Miscellaneous -- net                                            16             21             26
                                                       -----------    -----------    -----------
                                                       $       (89)   $       (45)   $       (32)
                                                       ===========    ===========    ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 12.  Income Taxes

The provision (benefit) for income taxes includes the following components:

Years Ended December 31   (in millions of dollars)                   1999           1998           1997
-----------------------------------------------------        ------------   ------------   ------------
Provision for income taxes currently
  payable (receivable):
      Federal                                                $          -   $          5   $        (15)
      State and local                                                   -              7              3
      Foreign                                                          46             12             35
                                                              -----------   ------------   ------------

                                                                       46             24             23
                                                              -----------   ------------   ------------
Provision for deferred income taxes:
      Federal                                                          17            (53)          (307)
      State and local                                                   2            (10)           (47)
      Foreign                                                          20              1            (17)
                                                              -----------   ------------   ------------

                                                                       39            (62)          (371)
                                                              -----------   ------------   ------------

Total provision                                               $        85   $        (38)        $ (348)
                                                              ===========   ============   ============

Domestic and foreign income (loss) before income taxes and extraordinary item are as follows:

Years Ended December 31   (in millions of dollars)                   1999           1998           1997
---------------------------------------------------           ------------   ------------   ------------
Domestic                                                      $        49    $       (52)   $      (983)
Foreign                                                               273             89             86
                                                              -----------    ------------   ------------
Total income (loss) before income taxes
      and extraordinary item                                  $       322    $        37    $      (897)
                                                              ===========    ===========    ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

Principal reasons for the variation between the statutory rate and the effective federal income tax rate are as follows:

Years Ended December 31                                              1999           1998           1997
---------------------------------------------                 ------------   ------------   ------------
Statutory rate -- provision (benefit)                                35.0%          35.0%         (35.0)%
Rate difference -- foreign subsidiaries                              (9.3)         (51.0)          (2.4)
Foreign dividends                                                    (0.2)          (3.1)           1.3
State and local taxes, net of federal tax effect                      0.3           (4.4)          (3.2)
Adjustment to prior years' income taxes                                 -          (41.1)             -
Adjustment to valuation allowance                                       -          (40.3)             -
All other -- net                                                      0.6            3.5            0.5
                                                              -----------    -----------   ------------

Effective income tax rate                                            26.4%        (101.4)%        (38.8)%
                                                              ===========    ===========   ============

Deferred tax liabilities (assets) are composed of the following:

December 31                    (in millions of dollars)                    1999           1998
------------------------------------------------------------            -----------   ------------
Depreciation and cost of timber harvested                               $    1,566     $   1,720
Capitalization of interest and deferral of
      other costs                                                               31            31
Other                                                                           44            51
                                                                        ----------     ---------

         Gross Liabilities                                                   1,641         1,802
                                                                        ----------     ---------

Reserve for asset impairment                                                   (49)         (225)
Loss and other carryforwards                                                  (220)         (195)
Accrued liabilities and reserves                                              (252)         (265)
Postretirement benefits other than pensions                                   (164)         (161)
Other                                                                          (75)          (83)
                                                                        ----------     ---------

         Gross Assets                                                         (760)         (929)
                                                                        ----------     ---------

Valuation allowance                                                              2             2
                                                                        ----------     ---------

                                                                               883           875

Asset arising on acquisition                                                  (194)         (303)
                                                                        ----------     ---------

                                                                        $      689     $     572
                                                                        ==========     =========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

As of December 31, 1999, the company had available, for U.S. income tax return purposes, alternative minimum tax credit carryforwards of $167 million, which do not expire and operating loss carryforwards of $78 million which will expire in 20 years. In addition, the company had, for Brazilian income tax return purposes, operating loss carryforwards of $153 million, which do not expire.

It is the company's intention to reinvest undistributed earnings of certain of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes on undistributed earnings of $1.5 billion at December 31, 1999. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The valuation allowance at December 31, 1999 and 1998 primarily relates to state income tax carryforwards.

During 1998, purchase accounting adjustments for various acquisitions resulted in increases in the company's deferred tax asset (included in other assets) of approximately $303 million. Effective January 1, 1998, the company changed the functional currency of its Brazilian operations to the Brazilian Real. As a result, the company recorded a one-time increase to its deferred tax liabilities of approximately $52 million.

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

During 1997, the company approved a plan to restructure its operations (Note 9). In connection with this plan, the company has divested several non-strategic product segments and reduced the workforce in its ongoing operations by approximately 2,260 employees, some of whom were eligible for enhanced early retirement benefits. The expense associated with such benefits, together with the curtailment gains or losses, is reflected in net periodic pension cost and net periodic postretirement benefit costs below.

The net periodic pension cost of these plans in 1999, 1998 and 1997 consists of the following:

Years Ended December 31
(in millions of dollars)                                          1999           1998           1997
------------------------------------------------              ------------   ------------   ------------
Service cost-benefits earned during the period                      $  24          $  31          $  29
Interest cost on projected benefit obligation                         122            119            113
Expected return on plan assets                                       (170)          (159)          (145)
Net amortization and deferral                                           9              6              7
Curtailment and termination benefits                                    -              1             28
                                                              ------------   ------------   ------------
Net periodic pension cost (income)                                  $ (15)         $  (2)         $  32
                                                              ============   ============   ============
--------------------------------------------------------------------------------------------------------

Assumptions used in determining net periodic pension cost:
      Discount rate                                                   7.0%           7.5%          7.75%
      Expected return on plan assets                                 10.0%          10.0%         10.00%
      Long-term rate of compensation increase                         4.0%           4.5%          4.75%

--------------------------------------------------------------------------------------------------------

The components of net periodic pension cost include the effect of the special early retirement enhancements that were provided under the company's divestiture program. The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

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

Net periodic postretirement benefit cost for 1999, 1998 and 1997 includes the following components:

Years Ended December 31
(in millions of dollars)                                          1999           1998           1997
---------------------------------------------                 ------------   ------------   ------------
Service cost                                                         $  3           $  4           $  4
Interest cost on accumulated postretirement
      benefit obligation                                               29             31             28
Amortization of prior service cost                                     (2)            (2)            (2)
Effect of curtailment                                                   -              -             11
                                                              ------------   ------------   ------------

Net periodic postretirement benefit cost                             $ 30           $ 33           $ 41
                                                              ============   ============   ============
--------------------------------------------------------------------------------------------------------
Assumptions used in determining net periodic
  postretirement benefit cost:
      Discount rate                                                  7.25%          7.75%          8.00%
      Long-term rate of compensation increase                        4.00%          4.50%          4.75%

--------------------------------------------------------------------------------------------------------

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                             Increase of    Decrease of
                                                                                 1%             1%
                                                                             ------------   ------------
Effect on total service and interest cost                                            12%            10%
Effect on accumulated postretirement benefit obligation                              10%             8%

The components of net periodic postretirement benefit cost for 1997 include the effect of the special early retirement enhancements that were provided under the company's profit-improvement program. The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan. The assumed health care cost trend rate used for measurement purposes is 6.8% for 1999, declining ratably to an ultimate rate of 5.0% over a period of three years.

The changes in the consolidated accrued pension asset for defined benefit plans and the accrued postretirement benefit obligation are shown below. The measurement dates used to determine the funded status were September 30, 1999 and 1998. The funded status was adjusted to record the effect of termination benefits and curtailment resulting from the company's restructuring plan. Plan assets consist primarily of listed stocks and bonds.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

                                                                Pension Benefits           Other Retiree Benefits
                                                            --------------------------   ---------------------------
(In millions of dollars)                                       1999           1998           1999           1998
---------------------------------------------               -----------   ------------   ------------   ------------
Change in Benefit Obligation:
      Benefit obligation at beginning of year                  $ 1,783        $ 1,652         $  428         $  415
      Service cost                                                  24             31              3              4
      Interest cost                                                122            119             29             31
      Plan amendments                                               18              5            (49)             -
      Actuarial loss                                                58             94             10              7
      Benefits paid                                               (121)          (112)           (29)           (29)
      Foreign currency exchange rate changes                         2             (7)             -              -
      Termination benefits and curtailment                           -              1              -              -
                                                            -----------   ------------   ------------   ------------
      Benefit obligation at end of year                        $ 1,886        $ 1,783         $  392         $  428
                                                            ===========   ============   ============   ============

Change in Fair Value of Plan Assets:
      Fair value of plan assets at beginning of year           $ 1,761        $ 1,840         $    -         $    -
      Foreign currency exchange rate changes                         2             (5)             -              -
      Actual return on plan assets                                 382             29              -              -
      Company contribution                                          11              9             29             29
      Benefits paid                                               (121)          (112)           (29)           (29)
                                                            -----------   ------------   ------------   ------------
      Fair value of plan assets at end of year                 $ 2,035        $ 1,761         $    -         $    -
                                                            ===========   ============   ============   ============

Funded Status:
      Funded status at December 31                             $   149        $   (22)        $ (392)        $ (428)
      Actuarial and investment losses (gains)                     (107)            58             54             43
      Prior service cost                                            41             37            (66)           (18)
      Transition obligation                                         (5)            (4)             -              -
                                                            -----------   ------------   ------------   ------------
      Prepaid (accrued) benefit                                $    78        $    69         $ (404)        $ (403)
                                                            ===========   ============   ============   ============

Amounts recognized in the consolidated balance
 sheet consist of:
      Other assets                                             $   132        $   102         $    -         $    -
      Accrued liabilities - employee benefits                        -              -            (30)           (30)
      Other liabilities                                            (54)           (33)          (374)          (373)
                                                            -----------   ------------   ------------   ------------
      Net amount recognized                                    $    78        $    69         $ (404)        $ (403)
                                                            ===========   ============   ============   ============
--------------------------------------------------------------------------------------------------------------------
Assumptions used in determining the prepaid
 (accrued) benefit as of the
  measurement date:
      Discount rate                                                7.5%           7.0%           7.5%          7.25%
      Long-term rate of compensation increase                      4.5%           4.0%           4.5%          4.00%

--------------------------------------------------------------------------------------------------------------------

The company and its subsidiaries have certain pension plans which, as of September 30, 1999, had aggregate accumulated benefit obligations of $81 million and no plan assets.

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

The company sponsors several defined contribution plans that provide all domestic salaried employees and certain domestic hourly employees of the company an opportunity to accumulate funds for their retirement. The company matches the contributions of participating employees on the basis of the percentages specified in the respective plans. Company matching contributions to the plans, which are invested in shares of the company's common stock, were approximately $13 million in 1999, $14 million in 1998 and $14 million in 1997.


Note 14.  Business Segments

The company's businesses are aggregated into four reportable segments (North American pulp and paper, Brazilian pulp and paper, distribution and wood products). The operations within each segment to a substantial degree are affected by similar economic conditions and have similar products, production procedures and types of customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales are market based. Interest expense and interest income are excluded from the operating income of the business segments.

North American Pulp and Paper: This segment consists of the company's domestic pulp and paper operations, excluding its distribution business, as well as the softwood market pulp operations of the company's Canadian subsidiary, Weldwood of Canada Limited (Weldwood). The domestic pulp and paper operations principally produce and sell coated and uncoated free sheet and groundwood papers, kraft papers, linerboard and hardwood market pulp.

Brazilian Pulp and Paper: This segment consists primarily of the pulp and paper operations of the company's Brazilian subsidiary, Champion Papel e Celulose Ltda. (CPC). CPC produces and sells uncoated free sheet papers and coated groundwood papers. In addition, the segment includes CPC's wood-related operations.

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------

Notes to Financial Statements

Information about the company's operations in different businesses for each of the three years ended December 31, 1999 is as follows:

(in millions of dollars)                                        1999          1998          1997
                                                              ---------   ------------   -----------
Net Sales to Unaffiliated Customers
      Pulp and Paper
         North America                                         $ 2,774        $ 3,352       $ 3,659
         Brazil                                                    405            452           322
         Distribution                                              834            836           820
                                                              ---------   ------------   -----------
         Total Pulp and Paper                                    4,013          4,640         4,801
                                                              ---------   ------------   -----------

      Wood Products                                              1,255          1,013           935
                                                              ---------   ------------   -----------

      Total                                                    $ 5,268        $ 5,653       $ 5,736
                                                              =========   ============   ===========

Intersegment Sales
      Pulp and Paper
         North America                                         $   135        $   148       $   140
         Brazil                                                     19             13             6
         Distribution                                               17             21            27
                                                              ---------   ------------   -----------
         Total Pulp and Paper                                      171            182           173
                                                              ---------   ------------   -----------

      Wood Products                                                376            485           518
                                                              ---------   ------------   -----------

      Total                                                    $   547        $   667       $   691
                                                              =========   ============   ===========

Income From Operations
      Pulp and Paper
         North America                                         $   116        $   167       $    85
         Brazil                                                    154            110            62
         Distribution                                               18             12            11
                                                              ---------   ------------   -----------
         Total Pulp and Paper                                      288            289           158
                                                              ---------   ------------   -----------

      Wood Products                                                235             85           104
                                                              ---------   ------------   -----------

      General Corporate Expense                                    (47)           (40)          (59)
                                                              ---------   ------------   -----------

      Total                                                    $   476        $   334       $   203
                                                              =========   ============   ===========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

(in millions of dollars)                                          1999           1998          1997
                                                              --------    -----------    ----------
Depreciation Expense and Cost of Timber Harvested
      Pulp and Paper
         North America                                        $    263    $       316    $      350
         Brazil                                                     25             37            37
         Distribution                                                3              3             3
                                                              --------    -----------    ----------
         Total Pulp and Paper                                      291            356           390
                                                              --------    -----------    ----------

      Wood Products                                                110            115           113
                                                              --------    -----------    ----------

      General Corporate Expense                                     18             16            16
                                                              --------    -----------    ----------

      Total                                                   $    419    $       487    $      519
                                                              ========    ===========    ==========

Segment Assets
      Pulp and Paper
         North America                                        $  3,683    $     4,050    $    4,754
         Brazil                                                  1,080          1,351         1,011
         Distribution                                              205            187           186
                                                              --------    -----------    ----------
         Total Pulp and Paper                                    4,968          5,588         5,951
                                                              --------    -----------    ----------

      Wood Products                                              2,685          2,639         2,567
                                                              --------    -----------    ----------

      Corporate and Other                                          665            613           594
                                                              --------    -----------    ----------

      Total                                                   $  8,318    $     8,840    $    9,112
                                                              ========    ===========    ==========


Capital Expenditures
      Pulp and Paper
         North America                                        $    146    $       223    $      204
         Brazil                                                     63             75            79
         Distribution                                                2              7             6
                                                              --------    -----------    ----------
         Total Pulp and Paper                                      211            305           289
                                                              --------    -----------    ----------

      Wood Products                                                117            119           144
                                                              --------    -----------    ----------

      Corporate and Other                                           10              8            16
                                                              --------    -----------    ----------

      Total                                                      $ 338    $       432    $      449
                                                              ========    ===========    ==========

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Information about the company's operations in different geographic areas for each of the three years ended December 31, 1999 is as follows:

(in millions of dollars)                                          1999           1998          1997
                                                              ---------   ------------   -----------
Net Sales to Unaffiliated Customers
      United States                                            $ 4,349        $ 4,842       $ 5,025
      Brazil                                                       405            453           322
      Canada (a)                                                   514            358           389
                                                              ---------   ------------   -----------

Total                                                          $ 5,268        $ 5,653       $ 5,736
                                                              =========   ============   ===========

Long-Lived Assets
      United States                                            $ 5,005        $ 5,344       $ 5,929
      Brazil                                                       512            698           715
      Canada                                                       632            617           553
                                                              ---------   ------------   -----------

Total                                                          $ 6,149        $ 6,659       $ 7,197
                                                              =========   ============   ===========

(a) Intercompany sales of the company's Canadian operations, consisting mainly of pulp sold to the U.S. operations, were $219 million, $207 million and $229 million, respectively, for the years ended December 31, 1999, 1998 and 1997.

The summary of income (loss) before income taxes and extraordinary item for each of the three years ended December 31, 1999 is as follows:

(in millions of dollars)                                                  1999           1998          1997
                                                                      ---------   ------------   -----------
Income (Loss) before Income Taxes and Extraordinary Item
      Pulp and paper (North American, Brazilian and Distribution)         $ 288          $ 289         $ 158
      Wood products                                                         235             85           104
      Provision for restructuring                                             -            (80)         (891)
      General corporate expense                                             (47)           (40)          (59)
      Interest and debt expense                                            (243)          (261)         (240)
      Other income (expense) - net                                           89             45            32
                                                                      ---------   ------------   -----------

      Total                                                               $ 322           $ 38        $ (896)
                                                                      =========   ============   ===========

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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements

Note 15.  Quarterly Results of Operations (Unaudited)

(in millions of dollars, except per share amounts)
------------------------------------------------------------------------------------------------------------

                                                        March 31      June 30   September 30    December 31
                                                     ------------  -----------  -------------  -------------
Net Sales:                                   1999        $ 1,275      $ 1,301        $ 1,344        $ 1,348
                                             1998          1,477        1,474          1,358          1,344

Gross Profit:                                1999          $ 144        $ 187          $ 240          $ 280
                                             1998            185          187            176            152

Income (Loss) Before Income Taxes and
     Extraordinary Item (a):                 1999           $ 41         $ 52          $ 113          $ 115
                                             1998             25           43             42            (73)

Income Taxes (Benefit) (a,b):                1999           $ (1)        $ 13           $ 36           $ 36
                                             1998              6           11             11            (66)

Income (Loss) Before Extraordinary
     Item (a,b):                             1999           $ 42         $ 39           $ 77           $ 79
                                             1998             19           32             31             (7)

Extraordinary Item - Loss on Early
     Retirement of Debt, Net of Taxes:       1999            $ -          $ -           $ (2)          $ (2)
                                             1998              -            -              -              -

Net Income (Loss) (a,b):                     1999           $ 42         $ 39           $ 75           $ 77
                                             1998             19           32             31             (7)

Basic Earnings (Loss) Per
        Common Share (a,b):                  1999          $ .44        $ .41          $ .78          $ .80
                                             1998            .20          .33            .33           (.07)

Diluted Earnings (Loss) Per
        Common Share (a,b):                  1999          $ .43        $ .41          $ .78          $ .79
                                             1998            .20          .33            .32           (.07)


(a) In the fourth quarter of 1998, the company recorded a provision for restructuring of $80 million ($49 million after-tax, or $.52 per share). (Note 9)

(b) In the fourth quarter of 1998, the company recorded a benefit of $30 million, or $.32 per share, resulting from the reversal of previously established reserves that no longer are required.

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has accrued $84 million at December 31, 1999, which represents its current estimate of the probable cleanup liabilities, including remediation and legal costs, at all known sites. This accrual does not reflect any possible future insurance recoveries, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Cleanup expenditures during the period from 1997 through 1999 were approximately $3 million per year.



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

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Notes to Financial Statements


Note 18.  Acquisitions

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


Note 19.  Subsequent Event (Unaudited)

On February 17, 2000, UPM-Kymmene Corporation and Champion announced that their boards of directors had approved a definitive merger agreement. Under the terms of the agreement, UPM-Kymmene will exchange 1.99 of its ordinary shares for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene American Depositary Receipts or ordinary shares. The transaction is expected to be accounted for as a pooling of interests.

The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions. The companies anticipate that the merger can be completed during the first half of the year 2000.

Report of Independent Public Accountants
--------------------------------------------------------------------------------


To the Shareholders and Board of Directors of Champion International Corporation:


        We have audited the accompanying consolidated balance sheets of Champion International Corporation (a New York corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, retained earnings and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion International Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


                                                 /s/ Arthur Andersen LLP









Stamford, Connecticut
January 17, 2000

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations


Overall Annual Results

Results for 1999 improved significantly from 1998 and 1997. In 1999, net income was $237 million, or $2.46 per diluted share, before an extraordinary charge of $5 million, or five cents per share, for the early retirement of debt. Results included earnings of $43 million, or 45 cents per share, reflecting the impact of the devaluation of the Brazilian currency on U.S.-denominated investments held by the company's Brazilian subsidiary. This compared with 1998 net income of $94 million, or 98 cents per diluted share, before special items and 1997 net income of $4 million, or four cents per share, before a special item. Special items in 1998, which were recorded in the fourth quarter, consisted of a charge related to additional costs associated with the divestiture of the company's non-strategic product segments and a benefit resulting from the reversal of reserves that no longer were required. The net effect of these special items was to reduce earnings by $19 million, or 20 cents per share. The special item in 1997 consisted of an after-tax charge of $552 million, or $5.76 per share, related to the restructuring plan.

The improvement from 1998 and 1997 was primarily due to higher operating income in the company's wood products segment, reflecting higher prices for wood products and significantly increased shipments of Canadian lumber and plywood; and improved results in the Brazilian pulp and paper segment as a result of lower manufacturing costs and the January 1998 acquisition of Inpacel, a coated groundwood papers company. In addition, as compared with 1997, results reflected higher income in the North American pulp and paper segment, mainly due to lower overall manufacturing costs and the operating loss in 1997 at the newsprint business which was sold in June 1998.

The company, especially in its pulp and paper segments, was adversely affected by the economic turmoil in many countries, particularly in Asia, from late 1997 into early 1999. However, prices for many of the company's key pulp and paper grades gradually improved during the last nine months of 1999, reflecting the gradual recovery in Asia, as well as strong demand attributable to economic growth in North America and Europe. In addition, on the supply side, there were relatively few capacity additions in the industry during 1999, although manufacturers increased paper production from existing facilities. This improved the demand/supply relationship and contributed to progressively higher earnings in the company's pulp and paper segments during the last three quarters of 1999. The company believes that markets for pulp and paper will continue to improve into the next several quarters. The company's wood products segment experienced strong demand during 1999 for its lumber and plywood products. Prices improved during each of the first three quarters but declined late in the year primarily due to a seasonal slowdown in the building products markets.

Significant Income Statement Changes

Net sales of $5.3 billion declined from $5.7 billion in 1998 and 1997. The aggregate cost of products sold also declined from 1998 and 1997. Gross profit was $851 million compared with $700 million in 1998 and $595 million in 1997. Pre-tax profit of $322 million, before the $5 million extraordinary charge, improved from $117 million, before the special items, in 1998 and a 1997 pre-tax loss of $6 million before the restructuring charge.

--------------------------------------------------------------------------------

The improvements in gross profit and pre-tax income from 1998 and 1997, before special items, were due primarily to (i) higher average prices for the company's wood products and increased shipments of lumber and plywood in Canada; (ii) higher operating income at the company's Brazilian operations due to lower manufacturing costs and the contribution of Inpacel; and (iii) continued progress in the company's profit-improvement program. In addition, compared with 1997, the newsprint business, which was sold by the company in June 1998, incurred a large operating loss in 1997.


The decline in net sales and cost of products sold from 1998 and 1997 was principally due to the impact of the devaluation of the Brazilian currency on revenues and manufacturing costs and to lower shipments resulting from (i) the June 1998 sale of the company's newsprint business; (ii) the May 1999 sale of the company's mill in Canton, North Carolina and the liquid packaging business (the Canton System); and (iii) the June 1999 sale of the company's groundwood specialty mill in Deferiet, New York.

Selling, general and administrative expenses of $375 million compared with $367 million in 1998 and $393 million in 1997. The changes from 1998 and 1997 were primarily the result of the impact of stock price fluctuations on the value of stock appreciation rights and other stock-based compensation, including the performance share units described in Note 8 to the consolidated financial statements. Future stock price volatility would impact the expense associated with the company's stock-based compensation. The decline from 1997 also reflected corporate and sales staff reductions resulting from the company's profit-improvement program.

Interest and debt expense decreased from 1998 and was approximately even with 1997. The decrease from 1998 was due to lower outstanding debt.

Other (income) expense - net included a net foreign currency transaction gain of $43 million for the company's Brazilian subsidiary, Champion Papel e Celulose Ltda. (CPC). Excluding this item, other (income) expense - net was approximately even with 1998 and improved from 1997. The improvement from 1997 was mainly due to higher interest income (primarily resulting from the investment of asset divestiture proceeds).

The income tax provision in 1999 reflected the impact of the $43 million net foreign currency transaction gain, which is not taxable. The income tax benefit in 1998 included a benefit of $30 million due to the reversal of reserves that no longer were required. Excluding these items, the income tax rate of 1999 was higher than 1998 but lower than 1997 due to the mix of earnings from the company's operations in North America and Brazil. The tax rate applicable to North American operations is higher than the Brazilian tax rate.

Quarterly Results

Earnings were 82 cents per diluted share, before an extraordinary charge of three cents per share for the early retirement of debt, for the fourth quarter of 1999. This compared with 13 cents per share, before special items, for the fourth quarter of 1998 and 80 cents per share, before an extraordinary charge, for the third quarter of 1999. The improvement from the fourth quarter of 1998 reflected higher income in the pulp and paper segments and wood products segment, as discussed below. Compared with the third quarter of 1999, higher prices for all of the company's major pulp and paper grades were substantially offset by lower lumber and plywood prices and lower other (income) expense - net.

--------------------------------------------------------------------------------

Pulp, Paper and Distribution

Each of the company's North American and Brazilian pulp and paper segments and its distribution segment is discussed separately below. For these segments in the aggregate, operating income of $288 million in 1999 compared with $289 million in 1998 and $158 million in 1997. Compared with 1998, lower average pulp and paper prices offset lower overall manufacturing costs and increased shipments in ongoing operations for the year. The principal reasons for the improvement from 1997 are discussed above under "Overall Annual Results." Total paper, packaging and pulp shipments of approximately 5 million tons in 1999 decreased from approximately 5.7 million tons in 1998 and approximately 6.3 million tons in 1997. The decline was primarily attributable to the divestiture of various facilities discussed above under "Significant Income Statement Changes." Fourth quarter 1999 operating income of $130 million compared with $43 million in the fourth quarter of 1998 and $90 million in the third quarter of 1999. The improvement from the fourth quarter of 1998 was due to substantially higher prices for uncoated freesheet and kraft papers and for pulp, as well as lower manufacturing costs in the company's ongoing operations. The improvement from the third quarter of 1999 was due to higher prices for all of the company's major pulp and paper grades.


North American Pulp and Paper Segment

The North American pulp and paper segment consists of the company's domestic pulp and paper operations, excluding its distribution business, as well as the softwood market pulp operations at the company's Canadian subsidiary, Weldwood of Canada Limited (Weldwood).

Operating income for the company's North American pulp and paper segment of $116 million declined from $167 million in 1998 and increased from $85 million in 1997. Total North American paper, packaging and pulp shipments of approximately
4.4 million tons in 1999 decreased from approximately 5.1 million tons in 1998 and 5.8 million tons in 1997. The decline in shipments was due to the divestiture of various facilities discussed above under "Significant Income Statement Changes," partially offset by increased pulp and paper shipments from ongoing operations. Fourth quarter operating income of $77 million improved from $6 million in the fourth quarter of 1998 and $48 million in the third quarter of 1999.

A summary of shipments and prices of the company's major U.S. paper products is as follows:

                                            Shipments
                                    (Thousands Of Short Tons)      Average Price Per Ton
                                     ------------------------      ---------------------
Product                                1999    1998     1997         1999     1998     1997
-------                                ----    ----     ----         ----     ----     ----
Uncoated Freesheet                    1,351   1,511    1,528         $639     $655     $681
Coated Freesheet                        612     577      577         $852     $923     $969
Coated Groundwood                       750     732      809         $839     $918     $822
Uncoated Groundwood                     155     320      390         $671     $679     $624
Kraft Papers & Linerboard               522     502      519         $368     $364     $352

The mills in the domestic coated papers business are in Bucksport, Maine; Quinnesec, Michigan; and Sartell, Minnesota. Pulp sales at Quinnesec and uncoated groundwood papers produced at Sartell also are included in the results of this business. Operating income for the domestic coated papers business declined from 1998 but improved from 1997. The decline from 1998 was principally due to lower prices for coated freesheet and coated groundwood papers, partially offset by higher overall shipments. The improvement from 1997 was mainly due to higher prices for coated groundwood papers and lower manufacturing costs, which were partially offset by lower

--------------------------------------------------------------------------------

prices for coated freesheet papers and northern hardwood kraft pulp. Fourth quarter operating income was approximately even with the fourth quarter of 1998 and improved from the third quarter of 1999. The improvement from the prior quarter was due to higher prices for coated groundwood papers, coated freesheet papers and pulp. A price increase for northern hardwood kraft pulp was implemented January 1, 2000. A capital improvement outage is scheduled at the Sartell mill in the first quarter of 2000.

The mills in the domestic uncoated papers business are in Pensacola, Florida and Courtland, Alabama. Pulp sales at Pensacola and Courtland and coated freesheet papers sales at Courtland also are included in the results of this business. The operating loss in the domestic uncoated papers business improved from the larger operating loss in 1998 but declined from the operating income in 1997. The improvement from 1998 was primarily due to significantly lower manufacturing costs and higher average pulp prices, which more than offset lower prices for coated and uncoated freesheet papers. The decline from 1997 was due to lower prices for coated and uncoated freesheet papers, which more than offset lower manufacturing costs and higher pulp prices. Shipments declined slightly from 1998 and 1997. Fourth quarter 1999 operating income improved significantly from the operating loss in the fourth quarter of 1998 and the small operating income in the third quarter of 1999. The improvement in operating results from both prior periods was mainly due to significantly higher prices for uncoated freesheet papers and pulp. The company has announced price increases for most uncoated grades effective late in the first quarter of 2000. A maintenance outage is scheduled at the Pensacola mill in the first quarter of 2000.

Kraft papers and linerboard are produced at the Roanoke Rapids, North Carolina mill. Operating income for the kraft papers business improved significantly from 1998 and 1997. The improvement from both prior years was primarily due to higher prices and shipments of linerboard and, with respect to 1998, lower manufacturing costs. Operating income for the fourth quarter of 1999 improved from the operating loss for the fourth quarter of 1998 and the operating income for the third quarter of 1999. The improvement from both prior quarters was due to higher prices and shipments. In addition, the Roanoke Rapids mill had a scheduled capital improvement and maintenance outage in the fourth quarter of 1998.

The only remaining pulp and paper operation to be divested by the company is the Hamilton, Ohio mill. Divested operations also include the Canton System and the Deferiet, New York mill, which were sold in May 1999 and June 1999, respectively, and the newsprint business, which was sold in June 1998. For these operations, including the Hamilton mill, the operating loss was slightly larger than the loss for 1998 but significantly improved from the operating loss for 1997. The decline from 1998 was primarily due to lower prices for premium uncoated freesheet and coated groundwood papers and the operating profit at the newsprint business in 1998. The improvement from 1997 was principally due to the operating loss in 1997 at the newsprint business. The fourth quarter 1999 operating loss was larger than the operating losses in the fourth quarter of 1998 and the third quarter of 1999. The larger loss compared with the year-ago and prior quarter was mainly due to market-related downtime at the Hamilton mill in the fourth quarter of 1999.

Weldwood's market pulp operations consist of its mill in Hinton, Alberta and a 50% interest in a joint venture pulp mill in Quesnel, British Columbia. The operating loss for these operations was approximately even with last year but represented a significant decline from the operating income in 1997. Compared with 1998, slightly higher prices and shipments of northern bleached softwood kraft (NBSK) pulp were offset by higher manufacturing costs as a result of the scheduled maintenance outages at both pulp mills and a two-week strike at the Hinton mill which ended on April 5, 1999. The decline from 1997 was mainly due to lower prices and shipments for NBSK pulp. The average price for NBSK pulp was (U.S.) $365 per ton in 1999 compared with $358 per ton in 1998 and $419 per ton in 1997. Shipments were 606,000 tons in 1999 compared with 582,000 tons in 1998 and 622,000 tons in 1997. Fourth quarter 1999 operating income improved significantly from the operating loss for the fourth quarter of 1998 and the operating income for the prior quarter, principally due to higher prices for NBSK pulp. A price increase for NBSK pulp was implemented January 1, 2000.

--------------------------------------------------------------------------------

Brazilian Pulp and Paper Segment

In January 1999, the government of Brazil ceased its efforts to control the rate of devaluation of the Brazilian currency, the Real, and allowed the exchange rate for the Real to float freely. As a result, the Real devalued 30% against the U.S. dollar in the first quarter of 1999. During the last nine months of 1999, the exchange rate began to stabilize, devaluing only an additional 3% against the U.S. dollar. This devaluation reduced the cost of manufacturing, thereby improving the competitive position, for exports by CPC. At any given time, exports account for between 30% and 60% of CPC's sales. However, the devaluation has reduced domestic selling prices on a U.S. dollar basis. Overall, the effect of the devaluation on CPC's operating income for 1999 was slightly positive.

The Brazilian pulp and paper segment consists primarily of the pulp and paper operations of CPC. In addition, the segment includes CPC's wood-related operations. Operating income of $154 million improved from $110 million in 1998 and $62 million in 1997. The improvement in 1999 was due to the full year of operations at Inpacel, which was acquired in January 1998, and lower manufacturing costs. The improvement from 1997 was mainly due to the operating income from Inpacel.

The overall average price for uncoated freesheet papers declined to $593 per ton in 1999 from $707 per ton in 1998 and $722 per ton in 1997. The average price for coated groundwood papers at Inpacel was $710 per ton in 1999 compared with $852 per ton in 1998. Shipments of uncoated freesheet papers of 410,000 tons increased from 400,000 tons in 1998 and 392,000 tons in 1997. Coated groundwood papers shipments at Inpacel were 196,000 tons in 1999 compared with 156,000 tons in 1998. Fourth quarter operating income of $50 million improved from $34 million in the fourth quarter of 1998 and $36 million in the prior quarter. The improvement from the fourth quarter of 1998 was primarily due to lower manufacturing costs. The improvement from the prior quarter was due to higher prices and shipments for uncoated freesheet and coated groundwood papers. See "Foreign Operations" below.

Distribution Segment

For the company's distribution segment, income from operations of $18 million in 1999 improved from $12 million in 1998 and $11 million in 1997 primarily due to improved margins. Fourth quarter 1999 operating income of $3 million compared with $3 million in the fourth quarter of 1998 and $5 million in the third quarter of 1999. The decline from the prior quarter was mainly due to the seasonal decline in shipments.

Wood Products Segment

A summary of shipments and prices of the company's major wood products is as follows:

                                           Shipments                   Price Per Unit
                                    -------------------------    ---------------------------
Product                                1999    1998     1997         1999     1998     1997
                                       ----    ----     ----         ----     ----     ----
U.S.
   Lumber - MMBF*                       483     452      384         $333     $320     $346
   Softwood Plywood - MMSF 3/8"**       914     922      906         $272     $233     $229

Canada
   Lumber - MMBF*                     1,026     809      781         $314     $279     $347
   Softwood Plywood - MMSF 3/8"**       423     339      278         $266     $219     $255

* millions of board feet
** millions of square feet 3/8"

--------------------------------------------------------------------------------

For the company's wood products segment, which includes the wood-related operations of Weldwood, income from operations of $235 million in 1999 improved from $84 million in 1998 and $104 million in 1997. The improvement from 1998 was primarily the result of higher prices for lumber and plywood and higher shipments in Canada. The improvement from 1997 was principally due to higher plywood prices and increased shipments of lumber and plywood in Canada. Prices for lumber and plywood improved during the first three quarters of 1999 but experienced seasonal declines in the fourth quarter. Fourth quarter 1999 operating income of $53 million compared with $23 million in the fourth quarter of 1998 and $71 million in the third quarter of 1999. The improvement from the fourth quarter of 1998 was due to significantly higher lumber prices and higher Canadian plywood prices, increased Canadian lumber shipments and an increase in the volume of timber sales in the United States. The decline from the prior quarter was due to lower lumber and plywood prices, which was partially offset by higher shipments.

Foreign Operations

The company's major foreign operations, which are discussed above under their respective segment headings, are in Brazil and Canada. Net sales (including intracompany transfers) for CPC and Weldwood for 1999 were (U.S.) $424 million and (U.S.) $733 million, respectively, accounting for 8% and 14%, respectively, of consolidated net sales of the company. Pre-tax income for CPC and Weldwood of $172 million and $101 million, respectively, accounted for 53% and 31%, respectively, of consolidated pre-tax income of the company. Net income for 1999 of CPC and Weldwood was $143 million and $64 million, respectively, accounting for 61% and 28%, respectively, of consolidated net income of the company. Long-lived assets held by CPC and Weldwood at December 31, 1999 were $512 million and $632 million, respectively, accounting for 8% and 10%, respectively, of long-lived assets of the company. With the divestiture of the Canton System and the Deferiet mill in 1999 and the plan to divest certain other non-strategic assets in the United States, the company's Brazilian and Canadian operations could account for a large percentage of the company's sales.

The company believes that the risks associated with its foreign operations are somewhat greater than those associated with its domestic operations. Weldwood and CPC export substantial portions of their products and, as a result, are affected by currency fluctuations. In addition, Brazil has experienced high inflation rates for extended periods in the past.

The conversion to a common European currency, the euro, by 11 of the 15 members of the European Union, which occurred on January 1, 1999, did not significantly impact the company's competitive position in Europe or require significant modifications to its business-information systems.

Labor Contracts

The company has labor agreements, which expire between 2000 and 2005, at six of its seven domestic paper mills. The only such mills whose labor contracts expire in 2000 are the Bucksport, Maine and Sartell, Minnesota groundwood papers mills. The Quinnesec, Michigan mill is a non-traditional facility.

The labor agreements that cover the company's various operations in Brazil are renegotiated each year.

At Weldwood, union contracts covering the wood products facilities, except for the plant in Hinton, Alberta, will expire in 2000. The union contracts covering the joint venture pulp mill at Quesnel, British Columbia and the Hinton, Alberta pulp mill and wood products plant will expire in 2003. The wood products plants of Weldwood subsidiaries Decker Lake Forest Products Limited and Sunpine Forest Products Ltd. (Sunpine) are non-union facilities.

--------------------------------------------------------------------------------

Financial Condition

General

The company's current ratio was 1.6 to 1 at year-end 1999 compared with 1.4 to 1 at year-end 1998 and year-end 1997. Total debt to total capitalization was 40% at year-end 1999 compared with 45% at year-end 1998 and year- end 1997 as a result of lower outstanding domestic and foreign debt.

Significant Balance Sheet Changes

The May 1999 sale of the Canton System, the June 1999 sale of the Deferiet mill and the 33% devaluation of the Brazilian currency relative to the U.S. dollar were the main reasons for the decreases from December 31, 1998 in inventories; property, plant and equipment-net; other assets and deferred charges; and accounts payable and accrued liabilities. The sale of approximately 300,000 acres of timberlands in the Northeast, described below, and the 33% devaluation of the Brazilian currency were the principal reasons for the decline from December 31, 1998 in timber and timberlands-net. The net effect of foreign currency fluctuations relative to the U.S. dollar was a $248 million increase in the cumulative translation adjustment since December 31, 1998 in the accumulated other comprehensive income component of shareholders' equity.

For a discussion of changes in long-term debt (including current installments), short-term borrowings, and cash and cash equivalents, see below.

Cash Flows Statement - General

1999
----
In 1999, the company's net cash provided by operating activities and asset sales, principally the sales of the Canton System, the Deferiet mill and approximately 300,000 acres of timberlands in the Northeast, exceeded the requirements of its investing activities (principally capital expenditures). The excess was used to pay dividends, to pay a portion of the company's long-term debt (including current installments) and to increase cash and cash equivalents. Cash and cash equivalents increased by $118 million in 1999 to a total of $418 million, $245 million of which was held by the company's Brazilian and Canadian subsidiaries. In 1999, net debt payments were $441 million. Long-term debt (including current installments) and short-term borrowings in the aggregate decreased by $541 million, mainly due to the net debt payments and the impact of the devaluation of the Real on the debt of the company's Brazilian subsidiary. See "New Profit-Improvement and Shareholder-Value Plan" below for a description of the company's plans to further reduce debt and to increase the dividend rate.

1998
----
In 1998, the company's net cash provided by operating activities and asset sales, principally the June 1998 sale of the company's newsprint operations, exceeded the requirements of its investing activities (principally capital expenditures and the acquisitions of Sunpine, a Canadian forest products company, and Inpacel). The excess was used primarily to pay a portion of the company's long-term debt (including current installments). In 1998, net long-term and short-term debt payments were $420 million. Long-term debt (including current installments) and short- term borrowings in the aggregate decreased by $144 million, as the reduction in U.S. debt outstanding was partially offset by the $277 million of debt of Inpacel and $56 million of debt of Sunpine outstanding at the time of their acquisitions. Cash and cash equivalents increased by $25 million to a total of $300 million.

--------------------------------------------------------------------------------

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

Cash Flows Statement - Operating Activities

Net cash provided by operating activities of $634 million increased from $555 million in 1998 and $485 million in 1997. The increase from both prior years was primarily due to higher earnings, excluding special items; an increase in accounts payable and accrued liabilities and income taxes payable; and, with respect to 1998, a decrease in inventories, partially offset by lower depreciation expense and an increase in receivables.

Cash Flows Statement - Investing Activities

Net cash used in investing activities of $83 million increased from $67 million in 1998 and decreased from $466 million in 1997. The increase from 1998 mainly reflected lower proceeds from the 1999 sales of divested operations, partially offset by lower capital expenditures this year as well as the acquisition of Inpacel and Sunpine in 1998. The decrease from 1997 primarily reflected the sales of divested facilities and lower capital expenditures in 1999.

In 1998, CPC acquired Inpacel for $75 million before netting $17 million of cash and cash equivalents owned by Inpacel (as well as outstanding debt of $277 million and $55 million of other liabilities); and Weldwood acquired Sunpine for $46 million (as well as outstanding debt of $56 million and $16 million of other liabilities). Inpacel owns a pulp and coated groundwood papers mill, a small sawmill and 132,000 acres of timberlands, all of which are located in the State of Parana, Brazil. Sunpine's facilities, located in Alberta, Canada, include a sawmill, a lumber- treating plant, a veneer mill and a laminated-veneer lumber plant. In addition, Sunpine is responsible for a forest management area of 1.5 million acres under license from the Province of Alberta.

In 1997, the company purchased from Fort James Corporation 140,000 acres of forestlands in central Maine as well as a stud mill in Passadumkeag, Maine for $46 million.

Cash Flows Statement - Financing Activities

Net cash used in financing activities of $433 million compared with $463 million in 1998 and net cash provided by financing activities of $81 million in 1997. The change from 1998 was mainly due to the acquisition of treasury stock in 1998. The change from 1997 was primarily due to the reduction in long-term debt in 1999.

At December 31, 1999 and December 31, 1998, the company had no U.S. commercial paper, current maturities of long-term debt and other short-term obligations classified as long-term debt compared with $345 million at year-end 1997. At December 31, 1999, December 31, 1998 and December 31, 1997, no notes were outstanding under the company's U.S. bank lines of credit. Domestically, at December 31, 1999, the company had unused bank lines of credit of $1.1 billion. At December 31, 1999, Weldwood had unused bank lines of credit of approximately (U.S.) $145 million.

--------------------------------------------------------------------------------

During 1999, the company borrowed $31 million through the issuance of long-term, tax-exempt bonds and $17 million of long-term variable rate debt.

The annual principal payment requirements under the terms of all long-term debt agreements for the years 2000 through 2004 are $127 million, $144 million, $30 million, $28 million and $24 million, respectively.

Capital Expenditures

Capital expenditures, including contract timber, reforestation and capitalized interest, were $338 million in 1999 compared with $432 million in 1998 and $449 million in 1997. The company presently anticipates that capital expenditures will be approximately $486 million in 2000, all of which is expected to be financed through internally generated funds and the use of cash and cash equivalents.

In 1998, various pre-construction activities began with respect to a gas-fired turbine cogeneration project at the Bucksport, Maine mill. The company will own 28% of the project, which is expected to provide lower-cost electricity and steam to the mill and significantly reduce the mill's air emissions when completed in 2000. The company's share of the total project cost will be approximately $33 million, of which approximately $21 million had been expended as of December 31, 1999.

In 1999, the company began construction of a sawmill in western Florida. This project is expected to be completed in 2000 at a total cost of approximately $61 million, of which approximately $6 million had been expended as of December 31, 1999.

In 1999, the company began a project to modernize the No. 3 paper machine at the Sartell, Minnesota mill. The project is expected to be completed in 2000 at a cost of approximately $48 million, of which approximately $29 million had been expended as of December 31, 1999.

In 1999, the company began an alkaline-conversion project and various production improvement projects at the Mogi Guacu, Brazil mill. These projects are expected to be completed in 2000 at a cost of approximately $48 million of which approximately $20 million had been expended as of December 31, 1999.

The company has under consideration the possible establishment of a new chipping operation in the State of Amapa, Brazil, and the possible construction of a pulp and paper mill at Tres Lagoas, State of Mato Grosso do Sul, Brazil. Approximately $290 million had been expended as of December 31, 1999 in connection with these projects, including land acquisition and reforestation. Approximately $18 million will be expended in 2000.

Divestiture Program

On October 7, 1997, the company approved a plan to divest several non-strategic operations. As part of the divestiture, the company offered for sale the Canton freesheet papers and bleached paperboard mill; the newsprint mills at Lufkin and Sheldon, Texas; the groundwood papers mill at Deferiet; and the premium freesheet papers mill at Hamilton, Ohio. Also offered for sale were the liquid packaging operations (the DairyPak unit) that consisted of the Waynesville, North Carolina plant and six paperboard converting plants; the recycling business; and approximately 300,000 acres of timberlands. In 1998, the company sold the Lufkin and Sheldon mills, one of the paperboard converting plants and a portion of the recycling business for a total of $481.5 million. In 1999, the company sold the Canton mill, the Waynesville plant, and the five remaining paperboard converting plants for $200 million, consisting of $170 million in cash and a $30 million note; the Deferiet mill for $34.5 million, a substantial portion of which was paid in cash; and the approximately 300,000 acres of timberlands for $76.2 million. The company is continuing to actively pursue the sale of the Hamilton mill. In addition, the company has offered for sale approximately 35,000 acres of timberlands in North Carolina and Tennessee.

--------------------------------------------------------------------------------

New Profit-Improvement and Shareholder-Value Plan

On October 14, 1999, the company announced that the goal of its Profit-Improvement Program introduced in October 1997 -- to increase annual pre-tax earnings by $400 million -- would be achieved by year-end 1999, one year ahead of schedule.

The company also announced that the next steps it will take to improve profitability and maximize shareholder value include a program targeted to further increase the annual pre-tax earnings of the company at a rate of $285 million by the end of 2001, a total-debt-to-total-capitalization ratio target of 35% or less to be achieved by the end of 2001 and an increase in the dividend paid on its common stock.

Value-Creation Program

The company has identified a number of value-creation initiatives that are targeted to further improve annual pre-tax earnings at a rate of $285 million by the end of 2001. These initiatives, called "Target 285," include $100 million in productivity improvements, $140 million from new top-line improvements, and $45 million from projects currently under way but not yet completed or fully optimized.

Total-Debt-to-Total-Capitalization Ratio Targeted at 35%

The company has targeted a total-debt-to-total-capitalization ratio of 35% or less by the end of 2001. A significant portion of this balance sheet improvement was achieved in 1999. During 1999, the company paid down its long-term debt by approximately $441 million. This includes the repurchase before maturity of approximately $200 million of debt.

Planned Increases in Dividend Rate

The company has adopted a new dividend policy. For several years, the company's dividend rate has been five cents per common share per quarter. Under the new policy, the rate will increase by five cents per quarter until it reaches a quarterly level of 25 cents per share. The new policy became effective with the regular quarterly dividend declared in November 1999 and paid in January 2000.

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

--------------------------------------------------------------------------------


In order to meet the standards established by the various federal, state and local environmental laws and regulations to which the company is subject, the company is required to invest substantial amounts in pollution abatement facilities. During the period from 1995 through 1999, the company spent approximately $208 million in its domestic operations to purchase and install systems to control the discharge of pollutants into air and water and to dispose of solid wastes. In 1999, capital expenditures incurred in the United States for environmental purposes were $25 million. In view of changing environmental laws and regulations and their interpretation, as well as the uncertainties and variables inherent in business planning, it is not possible for the company to predict with certainty the amount of capital expenditures to be incurred for environmental purposes in the future. However, the company estimates that capital expenditures for air and water pollution control systems and solid waste disposal systems in the United States will be approximately $16 million in 2000 and $15 million in 2001. In carrying forward its environmental program, the company will commit additional amounts for environmental purposes in years subsequent to 2001. Preliminary estimates indicate that for the period from 2002 through 2004, capital expenditures for air and water pollution control facilities and solid waste disposal facilities in the United States will aggregate approximately $50 million. The environmental capital expenditures described in this paragraph are included in the respective past and estimated 2000 capital expenditure amounts set forth above under "Capital Expenditures."

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

Effluent Discharge from Pensacola, Florida Mill

As previously reported, the company has been evaluating alternative options for the discharge of effluent from its Pensacola, Florida mill. These evaluations remain ongoing. The results of a scientific report were submitted to the Florida Department of Environmental Protection in February 1999. Additional study is being conducted with respect to certain issues raised in the scientific report.

New EPA Air and Water Regulations

In 1997, the United States Environmental Protection Agency (EPA) promulgated regulations, known as the "Cluster Rule," pursuant to the federal Clean Air Act Amendments of 1990 and the federal Clean Water Act. Compliance is required as early as 2001 for certain provisions and as late as 2006 for other provisions of the Cluster Rule. Further regulations are expected to be proposed in the future. Compliance with such further regulations is expected to be required within three years after each becomes final.

As previously reported, trace amounts of dioxin were found in the pulp, sludge and effluent at some bleached kraft mills in the United States and Canada, including certain of the company's mills. The water-related provisions of the Cluster Rule are based upon the substitution of chlorine dioxide for elemental chlorine, which reduces the potential for the formation of dioxin in the pulp-bleaching process. This technology already has been installed and is operating at all of the company's fully bleached kraft mills in the United States.

The company presently expects that it will incur capital expenditures to meet the requirements of the Cluster Rule and state air toxics regulations, additional to those set forth above under "Capital Expenditures" and "Environmental Capital Expenditures," in the range of $25 million to $50 million over the period of approximately 2000 through 2005.

--------------------------------------------------------------------------------


Nitrogen Oxide Regulations

As previously reported, in September 1998, the EPA issued final regulations requiring a 60% reduction in Nitrogen Oxide (NOx) emissions in 22 states. As the result of a lawsuit, those regulations were overturned and, in response, the EPA granted previously filed petitions from various northeastern states to impose NOx reductions on certain of the original 22 states. Two of the company's mills are located in the affected states. Based upon a preliminary review of the regulations, the company presently anticipates that it could incur capital expenditures of $5 million over a multiyear period and ongoing operating costs to comply with the regulations. The cost of this project is not included in the capital expenditure information set forth above under "Capital Expenditures" or "Environmental Capital Expenditures."

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

The company cannot predict with certainty the total cost of such cleanups, the company's share of the total cost of multiparty cleanups or the extent to which contribution will be available from other parties, or the amount of time necessary to accomplish such cleanups. However, based upon, among other things, its previous experience with respect to the cleanup of hazardous substances as well as the regular detailed review of known hazardous waste sites by the company, the company has developed an estimate of its probable cleanup liabilities. This estimate includes remediation and legal costs with respect to properties presently or formerly owned or operated by the company or its predecessors as well as properties, such as municipal or county landfills, owned and operated by third parties to which the company or its contractor sent waste material. The company has accrued $84 million at December 31, 1999, on a non-discounted basis, which represents its current estimate of the probable cleanup liabilities at all known sites. This accrual does not reflect any possible insurance recoveries, which are not expected to be significant, but does reflect a reasonable estimate of cost-sharing at multiparty sites.

Although the company's probable liabilities have been accrued for currently, hazardous substance cleanup expenditures generally are paid over an extended period of time, in some cases possibly more than 30 years. Annual cleanup expenditures during the period from 1997 through 1999 were approximately $3 million each year.

Environmental Legal Proceedings

On December 30, 1999, the company entered into a Consent Order with the Florida Department of Environmental Protection relating to alleged violations of the wastewater discharge permit at the company's Pensacola mill. The Consent Order requires the company to take additional steps to control the discharge of suspended solids, nutrients and oxygen-consuming material in the mill's wastewater and to pay a civil penalty of $137,730. The Consent Order has not yet become effective due to the filing of administrative appeals by third parties.

--------------------------------------------------------------------------------


While any litigation contains an element of uncertainty, management, based upon the opinion of the company's General Counsel, presently believes that the outcome of this action will not have a material adverse effect on the company.

Environmental Information Request

As part of a national enforcement initiative by the United States Environmental Protection Agency, several forest products companies have received requests for information under Section 114 of the Clean Air Act (Act) and/or notices of violation relating to compliance with permitting requirements under the Act. The company has received a Section 114 request at its Quinnesec, Michigan mill and is preparing a response.


Other

Year 2000 Computer Issue

The company experienced no material problems with its information systems or with its customers, suppliers or the financial institutions and government entities with which it deals, as a result of the date change to the year 2000. Manufacturing continued without disruption during the period of the date change. The company spent approximately $20 million to make the required modifications and replacements to its own systems. There was no material effect on the company's results of operations as a result of the year 2000 issue. No significant information technology projects or capital spending were deferred as a result of the company's year 2000 program.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, which will be effective for the company beginning in the fiscal year 2001, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in each derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met.

The company has not yet quantified the anticipated impact on the financial statements of adopting the Statement. However, given the current level of the company's derivative and hedging activities, the impact is not expected to be material.

Financial Market Risk

The company's financial market risk arises from fluctuations in interest rates and foreign currencies.

Most of the company's debt obligations at year-end 1999 were at fixed interest rates. Consequently, a 10% change in market interest rates would not have a material effect on the company's 2000 pre-tax earnings or cash flows.

At December 31, 1999, the company had no significant forward exchange contracts outstanding. The company has no material sensitivity to changes in foreign currency exchange rates on its derivative financial instrument position. The company does not hold financial instruments for trading purposes.

--------------------------------------------------------------------------------

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


Subsequent Event

On February 17, 2000, UPM-Kymmene Corporation and Champion announced that their boards of directors had approved a definitive merger agreement. Under the terms of the agreement, UPM-Kymmene will exchange 1.99 of its ordinary shares for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene American Depositary Receipts or ordinary shares. The transaction is expected to be accounted for as a pooling of interests.

The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions. The companies anticipate that the merger can be completed during the first half of the year 2000.

The combined company will be called Champion International and will be headquartered in Helsinki, Finland. If the merger had occurred at December 31, 1999, the combined company would have had total revenues of approximately EUR 13 billion ($14 billion) and a total papermaking capacity of approximately 12.1 million tons per year. The combined company will have the responsibility for the sustainable management of 15.8 million acres of forestlands. UPM-Kymmene and Champion together have approximately 49,000 employees.

Champion International Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------
Eleven-Year Selected Financial Data
(in millions, except per share amounts and ratio data)               1999           1998         1997        1996
-----------------------------------------------------            ---------      ---------   ----------   ---------
Earnings:
    Net sales                                                     $ 5,268        $ 5,653      $ 5,736     $ 5,880
    Depreciation expense and cost of timber harvested                 419            487          518         502
    Gross profit                                                      851            700          595         756
    Provision for restructuring                                         -             80          891           -
    Interest and debt expense                                         243            261          240         222
    Other (income) expense - net                                      (89)           (45)         (32)        (35)
    Income (loss) before income taxes, extraordinary item
       and cumulative effect of accounting changes                    322             37         (897)        205
    Income taxes (benefit)                                             85            (38)        (348)         64
    Income (loss) before extraordinary item and cumulative
       effect of accounting changes                                   237             75         (549)        141
    Extraordinary item, net of taxes                                   (5)             -            -           -
    Cumulative effect of accounting changes, net of taxes               -              -            -           -
    Net income (loss)                                                 232             75         (549)        141

Per Common Share (a):
    Basic earnings (loss)                                         $  2.43        $  0.79      $ (5.72)    $  1.48
    Diluted earnings (loss)                                          2.41           0.78        (5.72)       1.48
    Cash dividends declared                                          0.25           0.20         0.20        0.20
    Cash dividends paid                                              0.20           0.20         0.20        0.20
    Shareholders' equity                                            32.14          32.39        33.39       39.30

Financial Position:
    Current assets                                                $ 1,482        $ 1,439      $ 1,448     $ 1,316
    Timber and timberlands - net                                    2,273          2,430        2,397       2,365
    Property, plant and equipment - net                             3,876          4,229        4,800       5,653
    Other assets and deferred charges                                 687            742          466         486
                                                                 ---------      ---------   ----------   ---------
       Total assets                                               $ 8,318        $ 8,840      $ 9,111     $ 9,820
                                                                 =========      =========   ==========   =========

    Current liabilities                                           $   923        $ 1,048      $ 1,020     $   944
    Long-term debt                                                  2,526          2,948        3,194       3,085
    Other liabilities                                                 813            787          693         671
    Deferred income taxes                                             961            961          994       1,364
    Convertible preference stock                                        -              -            -           -
    Shareholders' equity                                            3,095          3,096        3,210       3,756
                                                                 ---------      ---------   ----------   ---------
       Total liabilities and shareholders' equity                 $ 8,318        $ 8,840      $ 9,111     $ 9,820
                                                                 =========      =========   ==========   =========
Other Statistics:
    Expenditures for property, plant and equipment                $   232        $   305      $   321     $   461
    Timber and timberlands expenditures                           $   106        $   127      $   128     $   121
    U.S. timber acreage owned or controlled                           5.0            5.0          5.4         5.3
    Common shares outstanding at year-end                              96             96           96          96
    Dividends declared on preference shares                       $     -        $     -      $     -     $     -
    Dividends declared on common shares                           $    23        $    19      $    19     $    19
    Current ratio                                                     1.6            1.4          1.4         1.4
    Ratio of total debt to total capitalization                     .40:1          .45:1        .45:1       .39:1
    Return on average shareholders' equity and
       convertible preference stock before extraordinary
       item and cumulative effect of accounting changes (b)           7.7 %          2.4 %      (15.7)%       3.8 %

(a) Basic and diluted earnings (loss) per share for 1998 and 1997 include the provisions for restructuring of ($.52) and ($5.76), respectively.

(b) Return on average shareholder's equity for 1998 and 1997 includes the provision for restructuring of $80 million ($49 million after-tax) and $891 million ($552 million after-tax), respectively.

    1995        1994               1993        1992         1991         1990        1989
---------   ---------          ---------   ---------    ---------    ---------   ---------
 $ 6,972     $ 5,318            $ 5,069     $ 4,926      $ 4,786      $ 5,090     $ 5,163
     471         459                443         411          342          323         279
   1,816         565                359         362          454          800       1,048
       -           -                  -           -            -            -           -
     226         235                224         206          211          156         136
     (33)        (57)                 7        (143)        (110)         (85)        (93)

   1,237          88               (165)         10           78          420         726
     465          25                (31)         (4)          38          197         294

     772          63               (134)         14           40          223         432
       -           -                (14)          -            -            -           -
       -           -                 (8)       (454)           -            -           -
     772          63               (156)       (440)          40          223         432

 $  8.01     $  0.38            $ (1.98)    $ (5.05)     $  0.14      $  2.11     $  4.56
    7.67        0.38              (1.98)      (5.05)        0.14         2.08        4.43
    0.20        0.20               0.20        0.20         0.20         1.10        1.10
    0.20        0.20               0.20        0.20         0.43         1.10        1.08
   38.12       31.25              31.23       33.53        39.02        39.10       38.12

 $ 1,583     $ 1,179            $ 1,114     $ 1,142      $ 1,162      $ 1,104     $ 1,074
   2,008       1,847              1,839       2,012        1,666        1,645       1,613
   5,514       5,603              5,802       5,763        5,386        5,117       4,404
     438         335                388         464          442          485         440
---------   ---------          ---------   ---------    ---------    ---------   ---------
 $ 9,543     $ 8,964            $ 9,143     $ 9,381      $ 8,656      $ 8,351     $ 7,531
=========   =========          =========   =========    =========    =========   =========

 $ 1,080     $ 1,034            $   772     $   786      $   794      $   801     $   804
   2,828       2,889              3,316       3,291        2,978        2,689       2,025
     769         740                728         686          235          231         208
   1,219       1,040              1,077       1,159          678          651         605
       -         300                300         300          300          300         300
   3,647       2,961              2,950       3,159        3,671        3,679       3,589
---------   ---------          ---------   ---------    ---------    ---------   ---------
 $ 9,543     $ 8,964            $ 9,143     $ 9,381      $ 8,656      $ 8,351     $ 7,531
=========   =========          =========   =========    =========    =========   =========

 $   368     $   225            $   476     $   623      $   604      $   959     $   916
 $   257     $   104            $   130     $    95      $    58      $    88     $    78
     5.3         5.1                5.1         6.0          6.2          6.4         6.4
      96          93                 93          93           93           93          93
 $    13     $    28            $    28     $    28      $    28      $    28     $     2
 $    19     $    19            $    19     $    19      $    19      $   102     $   104
     1.5         1.1                1.4         1.5          1.5          1.4         1.3
   .38:1       .43:1              .44:1       .42:1        .40:1        .38:1       .32:1


    22.6 %       2.0 %             (4.0)%       0.4 %        1.0 %        5.6 %      12.2 %

Champion International Corporation and Subsidiaries
--------------------------------------------------------------------------------


Common Stock Prices and Dividends Declared

Quarterly sales prices for the company's common stock as reported on the New York Stock Exchange composite tape, and quarterly dividends declared, in 1999 and 1998 were:

                                     March 31        June 30     Sept. 30          Dec. 31
-----------------------           ------------   ------------   -----------   -------------
1999

High                                  $45           $61 3/4      $64  1/2      $64
Low                                    33 3/8        41           47 9/16       48 9/16
Dividends Declared                        .05           .05           .05           .10
-----------------------
1998

High                                  $57 1/2       $58 7/16     $49 15/16     $44 1/2
Low                                    43 3/8         44 3/4      29 1/2        25 11/16
Dividends Declared                        .05            .05         .05             .05